Filed Pursuant to General Instruction II.L. of Form F-10
File No. 333-272989

AMENDED AND RESTATED PROSPECTUS SUPPLEMENT

amending and restating the prospectus supplement dated March 8, 2024 to the short form base shelf prospectus dated November 10, 2023

New Issue	October 4, 2024

BITFARMS LTD.

Up to US$126,874,834

Common Shares

This document amends and restates the prospectus supplement of Bitfarms Ltd. (the “Company”, “Bitfarms”, “we” or “our”) dated March 8, 2024, and accordingly the information contained in this amended and restated prospectus supplement supersedes the information contained in the prospectus supplement of the Company dated March 8, 2024 (the “March Supplement”). The March Supplement qualified the distribution of up to $375,000,000 of common shares in the capital of the Company (the “Common Shares”) pursuant to an at the market offering agreement dated March 8, 2024 (the “Sales Agreement”) between the Company and H.C. Wainwright & Co., LLC (the “Agent”). To date, the Company has distributed 109,323,321 Common Shares under the Sales Agreement for gross proceeds of approximately $248,125,166. Accordingly, this prospectus supplement, together with the base shelf prospectus, hereby qualifies the distribution (the “Offering”) of up to US$126,874,834 of Common Shares (each Common Share being qualified hereunder, an “Offered Share”) in accordance with the Sales Agreement. Pursuant to the Sales Agreement, the Company may distribute Offered Shares from time to time through the Agent, as the agent for distribution of the Offered Shares, in accordance with the terms of the Sales Agreement pursuant to the Offering. The Offering is being made in the United States under the terms of a registration statement on Form F-10 (File No. 333-272989) (the “Registration Statement”), as amended, filed with the United States Securities and Exchange Commission (the “SEC”). No Offered Shares will be sold under the Sales Agreement in Canada or on the Toronto Stock Exchange (the “TSX”) or any other trading markets in Canada. See “PLAN OF DISTRIBUTION”.

The Common Shares are listed for trading on the Nasdaq Stock Market (“Nasdaq”) and on the TSX under the symbol “BITF”. On October 3, 2024, being the last trading day prior to the date hereof, the closing prices of the Common Shares on the TSX and Nasdaq were C$2.67 and US$1.97, respectively. The Company has submitted a notification of listing to list the Offered Shares on Nasdaq and has received conditional approval to list the Offered Shares on the TSX. Listing on Nasdaq and the TSX will be subject to the Company fulfilling all of the listing requirements of Nasdaq and the TSX, respectively.

No Agent, and no person or company acting jointly or in concert with an Agent, may, in connection with the Offering, enter into any transaction that is intended to stabilize or maintain the market price of the Offered Shares or securities of the same class as the Offered Shares, including selling an aggregate number or principal amount of securities that would result in the Agent creating an over-allocation position in the Offered Shares.

In the opinion of counsel, the Offered Shares, if issued on the date hereof, generally would be qualified investments under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) for certain tax-exempt trusts. See “CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS”.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences in both Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in this prospectus supplement. Prospective investors should read the tax discussion in this prospectus supplement and consult their own tax advisor with respect to their own particular circumstances. See “CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS” and “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS”.

Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus supplement and the accompanying base shelf prospectus and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the Offered Shares.

Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. Certain of the Company’s material subsidiaries are incorporated outside of Canada, namely: Bitfarms Ltd. (Israel), Backbone Mining Solutions LLC (Delaware, U.S.A.), Backbone Hosting Solutions SAU (Argentina), D&N Ingenieria SA (Paraguay), and Backbone Hosting Solutions Paraguay SA (Paraguay). In addition, certain of the Company’s directors and officers reside outside of Canada, namely: Benjamin Gagnon, Edith M. Hofmeister, Fanny Philip and Jeffrey Lucas reside outside of Canada and have appointed the Company at its registered office set forth below as their agent for service of process in Canada.

Name of Person	Name and Address of Agent
Benjamin Gagnon	Bitfarms Ltd. 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4
Edith M. Hofmeister
Fanny Philip
Jeffrey Lucas

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some of its officers and directors are not residents of the United States, that some or all of the agents or experts that may be named in the prospectus supplement and the accompanying base shelf prospectus may not be residents of the United States, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offering is being made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Upon delivery of a placement notice by the Company, if any, the Agent may sell the Offered Shares in the United States only. Such sales of Offered Shares, if any, under this prospectus supplement and the accompanying base shelf prospectus will only be made in transactions that are deemed to be “at-the-market distributions” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on Nasdaq or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on Nasdaq or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Agent. No Offered Shares will be offered or sold in Canada or on the TSX or any other trading market in Canada. The Agent is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the Sales Agreement. In this offering, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. As a result, the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. See “PLAN OF DISTRIBUTION”.

The Company will pay the Agent a fee of 3.0% of the gross sales price per Offered Share sold through the Agent as the Company’s agent under the Sales Agreement (the “Broker Fee”). In addition, the Company has agreed to reimburse the Agent for certain expenses incurred by it in connection with the Sales Agreement as described under “PLAN OF DISTRIBUTION.” In connection with sales of the Offered Shares, the Agent may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and the compensation of the Agent may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act.

Investing in the Offered Shares is subject to certain risks that should be considered carefully by prospective purchasers. Please see “RISK FACTORS” in this prospectus supplement and the accompanying base shelf prospectus and the risk factors in the Company’s documents which are incorporated by reference herein for a description of risks involved in an investment in Offered Shares.

The Company’s registered office is located at 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4.

AGENT

H.C. WAINWRIGHT & CO.

TABLE OF CONTENTS FOR THE PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR THE SHELF PROSPECTUS

S-i

IMPORTANT NOTICE

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities the Company is offering and the method of distribution of such securities and also adds to and updates certain information contained in the accompanying base shelf prospectus and the documents incorporated by reference herein and therein. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the Offered Shares. This prospectus supplement is deemed to be incorporated by reference into the base shelf prospectus solely for the purposes of the Offering. This prospectus supplement may add, update or change information contained in the accompanying base shelf prospectus or any of the documents incorporated by reference herein or therein. To the extent that any statement made in this prospectus supplement is inconsistent with statements made in the accompanying base shelf prospectus or any documents incorporated by reference herein or therein filed prior to the date of this prospectus supplement, the statements made in this prospectus supplement will be deemed to modify or supersede those made in the accompanying base shelf prospectus and such documents incorporated by reference herein or therein.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus. The Company and the Agent have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The Company is not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where such offer or sale is not permitted. The distribution of this prospectus supplement and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein is accurate only as of its respective date, regardless of the time of delivery of the base shelf prospectus, this prospectus supplement or any amendment thereto, or of any sale of the Offered Shares. The Company’s business, financial condition, results of operations and prospects may have changed since those dates. The Company does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian and U.S. securities laws.

The Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation, and, in accordance therewith, the Company files reports and other information with the SEC and with the securities regulatory authorities in each of the provinces of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, the Company may generally prepare those reports and other information in accordance with the Canadian disclosure requirements. Those requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

This prospectus supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. This prospectus supplement shall not be used for anyone for any purpose other than in connection with the Offering.

In this prospectus supplement, unless otherwise indicated, all dollar amounts and references to “US$” or “$” are to United States dollars and references to “C$” are to Canadian dollars. This prospectus supplement and the documents incorporated by reference contain translations of certain United States dollar amounts into Canadian dollars solely for your convenience. See “CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION”.

In this prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Bitfarms” or the “Company”, refer to Bitfarms Ltd. together, where context requires, with its subsidiaries and affiliates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and other information contained in this prospectus constitute “forward-looking information” under Canadian Securities Laws and “forward-looking statements” under United States securities laws (collectively “forward-looking statements”). Such forward-looking statements include, but are not limited to:

●	the future price of cryptocurrencies, such as Bitcoin and the other types of digital assets which Bitfarms and its subsidiaries may earn, hold and trade;

●	the Company’s intended use of net proceeds from the Offering;

●	the amount of Offered Shares the Company intends to issue;

●	the future pricing for services and solutions in the businesses of the Company and its subsidiaries;

●	the liquidity and market price of the Common Shares;

●	the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital;

●	litigation risks;

●	currency fluctuations;

●	risks related to the decrease of the market price of the Common Shares if the Company’s shareholders sell substantial amounts of Common Shares;

●	risks related to future sales or issuances of equity securities diluting voting power and reducing future earnings per share;

●	changes to governmental laws and regulations, including tax regulations;

●	effects of new or existing global pandemics; and

●	the Stronghold Merger (as defined herein) and consummation of the Stronghold Merger.

These forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “future”, “continue” or similar expressions or the negatives thereof.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements and such forward-looking statements included in this prospectus should not be unduly relied upon. These statements speak only as of the date of this prospectus.

The forward-looking statements in this document are based on what the Company currently believes are reasonable assumptions, including the material assumptions set out in the Company’s applicable annual information form and management discussion and analysis. These documents are available electronically under the Company’s Canadian System for Electronic Document Analysis and Retrieval (“SEDAR+”) profile at www.sedarplus.ca and through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at the SEC’s website at www.sec.gov. Other material factors or assumptions that were applied in formulating the forward-looking statements contained herein include or relate to the following:

●	the business and economic conditions affecting the Company’s operations in their current state, including, general levels of economic activity, regulations, taxes and interest rates;

●	the Company’s ability to profitably produce the computational power sold to Mining Pools (as defined herein) to solve block regards, which may be paid in Bitcoin, United States dollars, or other currency;

●	the Company’s ability to successfully acquire and maintain required regulatory licenses and qualifications;

●	historical prices of cryptocurrencies;

●	the emerging cryptocurrency and blockchain markets and sectors;

●	the Company’s ability to maintain good business relationships;

●	the Company’s ability to manage and integrate acquisitions;

●	the Company’s ability to identify, hire and retain key personnel;

●	the Company’s ability to raise sufficient debt or equity financing to support the Company’s continued growth;

●	economic dependence on regulated terms of service and electricity rates;

●	the technology, proprietary and non-proprietary software, data and intellectual property of the Company and third parties in the cryptocurrencies and digital asset sector is able to be relied upon to conduct the Company’s business;

●	the Company does not suffer a material impact or disruption from a cybersecurity incident, cyber-attack or theft of digital assets;

●	continued maintenance and development of cryptocurrency Mining facilities;

●	continued growth in usage and in the blockchain for various applications;

●	continued development of a stable public infrastructure, with the necessary speed, data capacity and security required to operate blockchain networks;

●	the absence of adverse regulation or law;

●	the absence of material changes in the legislative, regulatory or operating framework for the Company’s existing and anticipated business;

●	the ability of the Company to satisfy the conditions required to close the Stronghold Merger;

●	the absence of the occurrence of any event, change or other circumstance that could give rise to the termination of the Stronghold Merger or require the Company to modify the terms and conditions of the Stronghold Merger;

●	the ability of the Company to consummate the Stronghold Merger without delays; and

●	the ability of the Company to achieve all or any of the anticipated benefits and synergies of the Stronghold Merger.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Some of the risks or factors that could cause outcomes and results to differ materially from those expressed in the forward-looking statements include:

●	management of growth and expansion;

●	the timing to consummate the Stronghold Merger and the failure to consummate or delays in consummating the Stronghold Merger;

●	the failure to satisfy the conditions required to consummate the Stronghold Merger;

●	the occurrence of any event, change or other circumstance that could give rise to the termination of the Stronghold Merger or otherwise require the Company to modify the terms and conditions of the Stronghold Merger, including to achieve regulatory or stockholder approval;

●	the inherent risks, costs and uncertainties associated with integrating the business successfully and risks of not achieving all or any of the anticipated benefits and synergies of the Stronghold Merger, or the risk that the anticipated benefits and synergies of the Stronghold Merger may not be fully realized or take longer to realize than expected;

●	unexpected costs, liabilities or delays in connection with or with respect to the Stronghold Merger;

●	certain restrictions during the pendency of the Stronghold Merger that may impact the ability of Bitfarms to pursue certain business opportunities or strategic transactions;

●	currency exchange risks;

●	insurance risks;

●	Bitcoin halving events;

●	valuation and price volatility of cryptocurrencies;

●	share price fluctuations;

●	future capital needs, uncertainty of additional financing and dilution;

●	indebtedness;

●	global financial conditions;

●	possibility of bitcoin Mining algorithms transitioning to proof of stake validation;

●	debt covenants;

●	limited operating history;

●	employee retention and growth;

●	cybersecurity threats and hacking;

●	limited history of de-centralized financial system;

●	risk related to technological obsolescence and difficulty in obtaining hardware;

●	cryptocurrency network difficulty and impact of increased global computing power;

●	economic dependence on regulated terms of service and electricity rates risks;

●	increases in commodity prices or reductions in the availability of such commodities;

●	future profits/losses and production revenues/expenses;

●	fraud and failure of cryptocurrency exchanges, custodians and other trading venues;

●	significant costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies;

●	expense and impact of restatement of the company’s historical financial statements;

●	lack of comprehensive accounting guidance for cryptocurrencies under IFRS accounting standards;

●	internal control material weakness;

●	insolvency, bankruptcy, or cessation of operations of Mining Pool operator;

●	independent Mining risks;

●	indemnification of Mining Pool;

●	reliance on foreign Mining Pool operator;

●	Mining Pool agreements governed by foreign laws;

●	political and regulatory risk;

●	reliance on manufacturing in foreign countries and the importation of equipment to the jurisdictions in which the Company operates;

●	permits and licenses;

●	server failures;

●	tax consequences.

●	environmental regulations;

●	environmental liability;

●	erroneous transactions and human error;

●	facility developments;

●	competition;

●	acceptance and/or widespread use of cryptocurrency is uncertain;

●	hazards associated with high-voltage electricity transmission and industrial operations;

●	adoption of ESG practices and the impacts of climate change;

●	emerging legislation and scrutiny regarding human rights issues;

●	corruption;

●	U.S. foreign corrupt practices act and similar legislation;

●	political instability;

●	third-party supplier risks;

●	potential of the Company being classified as a Passive Foreign Investment Company;

●	pandemic and infectious disease risk (including Covid-19);

●	emerging market risks;

●	economic volatility and other challenges in Argentina and/or Paraguay;

●	vulnerability of Argentina and Paraguay economies to external shocks;

●	impacts of corruption and anti-corruption laws in operating locations;

●	unpredictability of tax rates, capital controls and foreign exchange restrictions in Argentina;

●	discretion over use of proceeds;

●	absence of a public market for certain of the securities;

●	unsecured debt facilities;

●	effect of changes in interest rates on debt securities;

●	effect of fluctuations in foreign currency markets on debt securities;

●	trading price of common shares and volatility;

●	hedges;

●	unallocated proceeds of the offering;

●	no certainty regarding the net proceeds to the Company;

●	investors likely to pay different prices;

●	limitations on the enforcement of civil judgments;

●	dilution;

●	return on investment is not guaranteed;

●	market discount;

●	unsolicited take-over bids; and

●	risk of potential adverse U.S. federal income tax consequences to United States persons.

Additional information on these and other factors is discussed under the heading “RISK FACTORS” in this prospectus supplement, in the accompanying base shelf prospectus and in the documents incorporated by reference herein including in the 2023 MD&A (as defined herein) under the headings “Financial Instruments and Risks” and “Other Risks”, in the Q2 2024 MD&A (as defined herein) under the heading “Risk Factors” and in the 2023 AIF (as defined herein) under the heading “Risk Factors”, as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus supplement.

The forward-looking statements contained in this prospectus are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Bitfarms at 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4 (Telephone 647 259-1790) Attn: Chief Financial Officer. Such documents are also available without charge on SEDAR+ at www.sedarplus.ca or through EDGAR at the SEC’s website at www.sec.gov. The filings of the Company available on SEDAR+ and EDGAR are not incorporated by reference in this prospectus except as specifically set out herein.

As of the date hereof, the following documents, filed by the Company with securities commissions or similar authorities in each of the provinces of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference in, and form an integral part of, this prospectus supplement and the accompanying base shelf prospectus:

●	the annual information form for the year ended December 31, 2023 dated March 6, 2024 (the “2023 AIF”);

●	the audited consolidated financial statements as at and for the years ended December 31, 2023 and 2022, the notes thereto and the Report of Independent Registered Public Accounting Firm thereon (the “2023 Annual Financial Statements”);

●	the unaudited interim condensed consolidated financial statements as at June 30, 2024 and for the three and six months ended June 30, 2024 and 2023;

●	the management’s discussion and analysis for the year ended December 31, 2023, dated March 6, 2024 (the “2023 MD&A”);

●	the management’s discussion and analysis for the three and six month period ended June 30, 2024, dated August 7, 2024 (the “Q2 2024 MD&A”);

●	the management information circular dated April 16, 2024 with respect to an annual general and special meeting of shareholders held on May 31, 2024;

●	the news release of the Company dated August 21, 2024;

●	the material change report dated January 2, 2024, relating to the Company’s December 2023 monthly update;

●	the material change report dated January 24, 2024, relating to the Company’s purchase of land in Yguazu, Paraguay;

●	the material change report dated February 1, 2024, relating to the Company’s January 2024 monthly update;

●	the material change report dated March 1, 2024, relating to the Company’s February 2024 monthly update;

●	the material change report dated March 7, 2024, relating to the Company’s reporting of its results for the quarter and year ended December 31, 2023;

●	the material change report dated March 8, 2024 relating to the Company’s $375 million at-the-market equity offering program;

●	the material change report dated March 11, 2024 relating to the Company’s purchase of additional miners;

●	the material change report dated March 25, 2024 relating to the Company’s chief executive officer transition;

●	the material change report dated April 1, 2024 relating to the Company’s March 2024 monthly update;

●	the material change report dated April 12, 2024 relating to the completion of the Company’s fleet upgrade at the Garlock and Farnham facilities;

●	the material change report dated May 1, 2024 relating to the Company’s April 2024 monthly update;

●	the material change report dated May 13, 2024 relating to the acceleration of the Company’s chief executive officer transition;

●	the material change report dated May 14, 2024 relating to the increase in power capacity at the Yguazu facility in Paraguay;

●	the material change report dated May 15, 2024 relating to the Company’s first quarter 2024 results;

●	the material change report dated May 29, 2024 relating to the Company’s response to an unsolicited proposal by Riot Platforms, Inc.;

●	the material change report dated May 31, 2024 relating to the results of the Company’s annual general and special meeting of shareholders;

●	the material change report dated June 3, 2024 relating to the Company’s May 2024 monthly update;

●	the material change report dated June 10, 2024 relating to the Company’s adoption of a shareholder rights plan;

●	the material change report dated June 10, 2024 relating to the TSX deferral of consideration of a shareholder rights plan;

●	the material change report dated June 12, 2024 relating to a statement by the Company regarding the ongoing strategic alternatives review process;

●	the material change report dated June 13, 2024 relating to an agreement by the Company to develop up to 120 MW of power capacity in the United States;

●	the material change report dated June 24, 2024 relating to the requisition by Riot Platforms, Inc. of a special shareholder meeting;

●	the material change report dated June 27, 2024 relating to the appointment of Fanny Philip to the board of directors;

●	the material change report dated July 1, 2024 relating to the Company’s June 2024 monthly update;

●	the material change report dated July 8, 2024 relating to the appointment of Ben Gagnon as chief executive officer;

●	the material change report dated July 12, 2024 relating to the date of the special meeting of shareholders;

●	the material change report dated July 24, 2024 relating to the decision by the Ontario Securities Commission Capital Markets Tribunal;

●	the material change report dated July 26, 2024 relating to the TSX deferral of consideration of a shareholder rights plan;

●	the material change report dated August 1, 2024 relating to the Company’s July 2024 monthly update;

●	the material change report dated August 8, 2024 relating to the Company’s second quarter 2024 results;

●	the material change report dated August 13, 2024 relating to board of directors and leadership updates;

●	the material change report dated August 21, 2024 relating to an agreement (the “Stronghold Merger Agreement”) and plan of merger (the “Stronghold Merger”) between the Company, Backbone Mining Solutions LLC, HPC & AI Megacorp, Inc. and Stronghold Digital Mining, Inc. (“Stronghold”);

●	the material change report dated August 27, 2024 relating to the Company’s assumption of control of a data center in Sharon, Pennsylvania;

●	the material change report dated September 3, 2024 relating to the Company’s August 2024 monthly update;

●	the material change report dated September 4, 2024 relating to the Company’s statement regarding certain claims made by Riot Platforms, Inc.;

●	the material change report dated September 9, 2024 relating to the rescheduling of the Company’s special meeting of shareholders;

●	the material change report dated September 10, 2024 relating to changes to the Company’s operations teams;

●	the material change report dated September 23, 2024 relating to the Company’s settlement with Riot Platforms, Inc.; and

●	the material change report dated October 1, 2024 relating to the Company’s September 2024 monthly update.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectus filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this prospectus supplement and prior to the termination of the Offering, will be deemed to be incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus and the previous documents of the type referred to in this paragraph will no longer be deemed to be incorporated by reference in this prospectus supplement. To the extent that any document or information incorporated by reference into this prospectus supplement is included in a report that is filed with or furnished to the SEC pursuant to the U.S. Exchange Act, such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (in the case of a report on Form 6-K, only if and to the extent expressly provided in such report).

Any statement contained in this prospectus supplement, in the accompanying base shelf prospectus, or in a document incorporated or deemed to be incorporated by reference herein or therein will be deemed to be modified or superseded for purposes of this prospectus supplement or the accompanying base shelf prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the prospectus.

References to the Company’s website in this prospectus supplement, the accompanying base shelf prospectus or any documents that are incorporated by reference herein and therein do not incorporate by reference the information on such website into this prospectus supplement and the accompanying base shelf prospectus, and the Company disclaims any such incorporation by reference.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All dollar amounts and references to “US$” or “$” are to United States dollars and references to “C$” are to Canadian dollars, unless otherwise indicated.

The high, low, average and closing exchange rates for one United States dollar expressed in Canadian dollars for each of the periods indicated below, as quoted by the Bank of Canada, are set forth in the following table:

	Three Months ended June 30, 2024	Three Months ended June 30, 2023	Year ended December 31, 2023	Year ended December 31, 2022
	(expressed in Canadian dollars)
High	1.3821	1.3628	1.3875	1.3856
Low	1.3504	1.3151	1.3128	1.2451
Average	1.3683	1.3430	1.3497	1.3011
Closing	1.3687	1.324	1.3226	1.3544

On October 3, 2024, the daily average exchange rate for United States dollars in terms of Canadian dollars, as quoted by the Bank of Canada, was $1.00 = C$1.354

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement, of which this prospectus supplement forms a part: (1) the documents listed under “DOCUMENTS INCORPORATED BY REFERENCE”; (2) the powers of attorney from certain of the Company’s directors and officers; (3) the consent of PricewaterhouseCoopers LLP (“PwC”); (4) the consent of Urish Popeck & Co., LLC and (5) the Sales Agreement.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the U.S. Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC may be obtained on EDGAR at the SEC’s website: www.sec.gov.

The Company has filed with the SEC the Registration Statement with respect to certain securities of the Company, including the Offered Shares. This prospectus supplement and the accompanying base shelf prospectus, including the documents incorporated by reference herein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Offered Shares, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this prospectus supplement and the accompanying base shelf prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about the Company contained in the documents incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. This description does not contain all of the information about the Company and its business that you should consider before investing in any securities. You should carefully read this entire prospectus supplement and the accompanying base shelf prospectus, including the section entitled “Risk Factors”, as well as the documents incorporated by reference herein and therein, before making an investment decision.

Name, Address and Incorporation

The Company was incorporated under the Canada Business Corporations Act on October 11, 2018, and continued under the Business Corporations Act (Ontario) on August 27, 2021. The Company has its registered and head office located at 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4. The Company’s Common Shares are listed for trading on Nasdaq and on the TSX under the trading symbol “BITF”.

Subsidiaries

The table below lists the principal material subsidiaries of the Company as of the date hereof.

Name	Jurisdiction	Assets Held
Bitfarms Ltd. (Israel)	Israel	Holding Company
Backbone Hosting Solutions Inc.	Canada	Computer equipment, cryptocurrency
Backbone Hosting Solutions SAU	Argentina	Computer equipment
D&N Ingenieria SA	Paraguay	Computer equipment
Backbone Mining Solutions LLC	United States	Computer equipment
9159-9290 Québec Inc. (operating under the name “Volta Électrique Inc.”) (“Volta”)	Quebec	Provides professional electrical services to Backbone Hosting Solutions Inc., Orion Constellation Technologies Inc. and outside customers
Orion Constellation Technologies Inc.	Quebec	Computer equipment
Bitfarms Paraguay Limited Partnership (operating under Bitfarms - Sucursal Paraguay)	Ontario	Computer equipment
Backbone Hosting Solutions Paraguay SA	Paraguay	Computer equipment
Zunz S.A.	Paraguay	Facility under construction

Summary Description of the Business

The Company’s primary business is the mining of cryptocurrency. Through its subsidiaries, the Company owns and operates server farms, composed of computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates Miners 24 hours a day producing computational power (measured by hashrate) which it sells to Mining Pools for a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). For more information regarding the Company’s Mining Pool arrangements, see the accompanying base shelf prospectus under the heading “THE COMPANY – Summary Description of the Business – Mining Pool Participation”. For more information regarding the business of the Company, see the 2023 AIF under the heading “DESCRIPTION OF BUSINESS”.

In the description of the business of the Company in this prospectus supplement:

“Bitcoin” shall refer to a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. Bitcoin is created when the Bitcoin network issues Block Rewards through the Mining process;

“Block Reward” shall refer to the new Bitcoins that are awarded by the Blockchain to eligible cryptocurrency Miners for each block they successfully mine. The current block reward is 3.125 Bitcoin per block;

“Blockchain” shall refer to a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate Hash and each Hash requires information from the previous block, altering information in an established block would require recalculating all the Hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete;

“Hash” shall refer to a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as Hashes. A Hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm;

“Hashrate” shall refer to the number of Hash operations performed per second and is a measure of computing power in Mining cryptocurrency;

“Mining Pool” shall refer to when cryptocurrency Miners aggregate their processing power or Hashrate over a network and Mine transactions together in order to increase the probability of finding a block on the Bitcoin Blockchain. Mining Pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block; and

“MW” shall refer to a megawatt, which is 1,000 kilowatts of electricity and, in the industry of cryptocurrency Mining, is typically a reference to the number of megawatts of electricity that is available for use.

Prior to January 2021, the Company routinely exchanged cryptocurrencies earned into U.S. dollars through reputable cryptocurrency trading platforms. At the beginning of Fiscal 2021, the Company implemented the Digital Asset Management Program under which the Company decided how many earned Bitcoin would be held by the Company through its custodians. See the 2023 AIF under the heading “4.8. Digital Asset Management Program”.

As of September 30, 2024, Bitfarms operates twelve Bitcoin data centers around the world. Eight Bitcoin data centers are located in Québec, Canada, with electrical infrastructure capacity of 159 MW for Mining Bitcoin and expansion opportunities up to 180 MW; one Bitcoin data center is located in Washington State, United States, with operational electrical infrastructure capacity of 17 MW and expansion opportunities up to 21 MW; two Bitcoin data centers are located in Villarrica, Paraguay, with electrical infrastructure capacity of 80 MW and expansion opportunities up to 280 MW in Paraguay; and one Bitcoin data center is located in Argentina, with current operational electrical infrastructure capacity of 54 MW and expansion opportunities up to 210 MW in Argentina. In Argentina, the Company currently has a permit in place to draw up to 100 MW of the 210 MW from a private energy supplier; however, the Company may draw all 210 MW from the Argentina public energy grid at any time, without additional permits. In addition, Bitfarms owns proprietary software, known as the MGMT System, that is used to monitor, control, manage, report and secure mining operations. The MGMT System scans and reports the location, status, computing power and temperature of all Miners at regular intervals to allow the Company to monitor performance and maximize up-time. The MGMT System was substantially upgraded during 2023 and is continually being updated to enhance its features and improve its functionality. The revised system is referred to as MGMT-2.

Volta, a wholly owned subsidiary of the Company, provides electrician services to both commercial and residential customers in Québec, while assisting Bitfarms in building and maintaining its server farms in Quebec.

Recent Developments

There have been no material developments in the business of the Company since the date of the Company’s 2023 Annual Financial Statements, which have not been disclosed in this prospectus supplement, the accompanying base shelf prospectus, or the documents incorporated by reference herein.

PROMOTERS

The following table sets forth the Promoters of the Company:

Name	Class of Securities Owned	Quantity of Securities Owned	% of Class(3)
Emiliano Joel Grodzki(1)	Common Shares	5,698,443	1.26%
Nicolas Bonta(2)	Common Shares	8,225,452	1.80%
Total		14,923,895	3.06%

Notes:

(1)	In addition to the Common Shares noted in the table above, Mr. Grodzki holds 2,314,900 options to purchase Common Shares at an average price of C$2.12 per Common Shares and 25,000 RSUs (as defined herein).
(2)	In addition to the Common Shares noted in the table above, Mr. Bonta holds 2,304,900 options to purchase Common Shares at an average price of C$2.13 per Common Shares and 25,000 RSUs.
(3)	A total of 452,935,321 Common Shares are issued and outstanding as of the date hereof.

No Promoter was within 10 years before the date of this prospectus supplement, a director, chief executive officer, or chief financial officer of any person or company that: (a) was subject to an order that was issued while the Promoter was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the Promoter ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the Promoter was acting in the capacity as director, chief executive officer or chief financial officer.

No Promoter has: (a) been within the 10 years before the date of this prospectus supplement a director or executive officer of any person or company that, while the Promoter was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or (b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the promoter, state the fact.

No Promoter has been subject to: (a) any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation or by a provincial and territorial securities regulatory authority or has entered into a settlement agreement with a provincial and territorial securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

RISK FACTORS

Before deciding to invest in the Offered Shares, prospective purchasers should carefully consider the risk factors and the other information contained in this prospectus supplement and the accompanying base shelf prospectus and the documents incorporated by reference herein and therein. Investing in the Company’s securities is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business or financial results, each of which could cause purchasers of the Company’s securities to lose part or all of their investment. The risks set out below are not the only risks the Company faces; risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus, including the Company’s 2023 AIF, the 2023 MD&A and annual financial statements and the related notes, and the Q2 2024 MD&A and interim financial statements and the related notes. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this prospectus.

Risks Related to the Stronghold Merger

There is no assurance when or if the Stronghold Merger will be completed, and regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

The completion of the Stronghold Merger is subject to satisfaction or waiver of certain customary mutual closing conditions, including (i) the approval of the Stronghold Merger proposal by the holders of Stronghold common stock, (ii) the absence of any governmental order or law that makes consummation of the Stronghold Merger illegal or otherwise prohibited, (iii) receipt of certain approvals and consents from specified governmental entities, including, if applicable, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iv) the effectiveness of a registration statement on Form F-4, pursuant to which the Company’s Common Shares to be issued in connection with the Stronghold Merger are registered with the SEC and (v) the authorization for listing of the Company’s Common Shares to be issued in connection with the Stronghold Merger on the TSX and Nasdaq, subject to customary conditions and official notice of issuance. The obligation of each party to consummate the Stronghold Merger is also conditioned upon, among other things, (1) the other party’s representations and warranties being true and correct (subject to applicable materiality and de minimis standards), (2) the other party having performed in all material respects its obligations required to be performed by it under the Stronghold Merger Agreement at or prior to the effective time, (3) the absence of a material adverse effect on the other party and (4) certain conditions pertaining to Stronghold’s mining facilities. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the Stronghold Merger.

Stronghold and the Company have each agreed to, promptly following the execution of the Stronghold Merger Agreement, prepare and file certain filings, submissions and notices and obtain consents, orders and approvals necessary to complete the Stronghold Merger and the other transactions contemplated by the Stronghold Merger Agreement. No assurance can be given that the required consents, orders and approvals will be obtained or that the required conditions to the completion of the Stronghold Merger will be satisfied and an adverse development in either party’s regulatory standing or other factors could result in an inability to obtain one or more of the required regulatory approvals or delay receipt of required approvals. Even if all such consents, orders and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals. For example, these consents, orders and approvals may impose conditions on or require divestitures relating to the divisions, operations or assets of Stronghold and the Company or may impose requirements, limitations or costs or place restrictions on the conduct of Stronghold’s or the Company’ business, and if such consents, orders or approvals require an extended period of time to be obtained, such extended period of time could increase the chance that a material adverse event occurs with respect to Stronghold or the Company. Such extended period of time also may increase the chance that other adverse effects with respect to Stronghold or the Company could occur. Each party’s obligation to complete the Stronghold Merger is also subject to the accuracy of the representations and warranties of the other party (subject to certain qualifications and exceptions) and the performance in all material respects of the other party’s covenants under the Stronghold Merger Agreement. As a result of these conditions, the Company cannot provide assurance that the Stronghold Merger will be completed on the terms or timeline currently contemplated, or at all.

The announcement and pendency of the Stronghold Merger could adversely affect the Company’s business, results of operations and financial condition.

The announcement and pendency of the Stronghold Merger could cause disruptions in and create uncertainty surrounding the Company’s business, including affecting the Company’s relationships with its existing and future business partners, suppliers and employees, which could have an adverse effect on the Company’s business, results of operations and financial condition, regardless of whether the Stronghold Merger is completed.

If the Stronghold Merger is not completed, the trading prices of the Company’s Common Shares may fall to the extent that the current prices reflect a market assumption that the Stronghold Merger will be completed. In addition, the failure to complete the Stronghold Merger may result in negative publicity or a negative impression of Stronghold and/or the Company in the investment community and may affect the Company’s relationship with employees, suppliers and other partners in the business community.

The Company will incur substantial transaction fees and costs in connection with the Stronghold Merger.

The Company has incurred and expects to incur additional material non-recurring expenses in connection with the Stronghold Merger and completion of the transactions contemplated by the Stronghold Merger Agreement, including costs relating to obtaining required approvals. The Company has incurred significant legal, advisory and financial services fees in connection with the process of negotiating and evaluating the terms of the Stronghold Merger. Additional significant unanticipated costs may be incurred in the course of coordinating the businesses of Stronghold and the Company after completion of the Stronghold Merger. Even if the Stronghold Merger is not completed, the Company will be required to pay certain costs relating to the Stronghold Merger incurred prior to the date the Stronghold Merger was abandoned, such as legal, accounting, financial advisory, filing and printing fees. Such costs may be significant and could have an adverse effect on the Company’s future results of operations, cash flows and financial condition.

Significant demands will be placed on the Company as a result of the Stronghold Merger.

The Company has expended, and continues to expend, significant management resources in an effort to complete the Stronghold Merger, which are being diverted from the Company’s day-to-day operations. In addition, as a result of the completion of the Stronghold Merger, significant demands will be placed on the managerial, operational and financial personnel and systems of the Company. The Company cannot assure that their systems, procedures and controls will be adequate to support the expansion of operations following and resulting from the Stronghold Merger. The future operating results of the combined company will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and expand its operational and financial controls and reporting systems in response to the Stronghold Merger.

The unaudited pro forma condensed combined financial information of Stronghold and the Company is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the combined company following the Stronghold Merger.

The unaudited pro forma condensed combined financial information included as Schedule “A-1” of this prospectus supplement has been prepared using the consolidated historical financial statements of the Company and Stronghold, respectively, is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of the combined company following the Stronghold Merger. In addition, the pro forma combined financial information included as Schedule “A-1” hereto is based in part on certain assumptions regarding the Stronghold Merger. These assumptions may not prove to be accurate, and other factors may affect the combined company’s results of operations or financial condition following the Stronghold Merger. Accordingly, the historical and pro forma financial information included herein does not necessarily represent the combined company’s results of operations and financial condition had Stronghold and the Company operated as a combined entity during the periods presented, or of the combined company’s results of operations and financial condition following completion of the Stronghold Merger. The combined company’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties inherent in the Company’s and Stronghold’s respective businesses, as well as those typically encountered by recently combined companies.

In preparing the pro forma financial information contained herein, the Company has given effect to, among other items, the completion of the Stronghold Merger and related transactions, the payment of the Stronghold Merger consideration and the indebtedness of the Company on a combined basis after giving effect to the Stronghold Merger, including the indebtedness of Stronghold. The unaudited pro forma financial information does not reflect all of the costs that are expected to be incurred by Stronghold and the Company in connection with the Stronghold Merger. In addition, the Stronghold Merger is based on a share exchange ratio with the result that the purchase price recorded upon completion of the acquisition will not be known until that time and cannot be predicted due to volatility of prices in the trading of the Company's Common Shares. For more information, see the section entitled “PROBABLE ACQUISITION.”

While the Stronghold Merger Agreement is in effect, the Company and its respective subsidiaries’ businesses are subject to restrictions on its business activities.

Under the Stronghold Merger Agreement, the Company is subject to certain restrictions on the conduct of its business and generally must operate its business in the ordinary course prior to completing the Stronghold Merger (unless the Company obtains Stronghold’s written consent, which is not to be unreasonably withheld, delayed or conditioned), which may restrict the Company’s ability to exercise certain of its business strategies. These restrictions may prevent the Company from pursuing otherwise attractive business opportunities, making certain investments or acquisitions, selling assets, engaging in capital expenditures in excess of certain agreed limits or incurring indebtedness prior to the completion of the Stronghold Merger or termination of the Stronghold Merger Agreement, as applicable. These restrictions could have an adverse effect on the Company’s businesses, financial results, financial condition or share price.

The termination of the Stronghold Merger Agreement could negatively impact the Company and, in certain circumstances, could require Stronghold or the Company to pay certain termination fees.

The Stronghold Merger Agreement is subject to a number of customary closing conditions that must be fulfilled in order to complete the Stronghold Merger and contains certain termination rights for both Stronghold and the Company, which, if exercised, would result in the Stronghold Merger not being completed. If the Stronghold Merger is not completed for any reason, including as a result of Stronghold stockholders failing to approve the Stronghold Merger proposal or if the Stronghold Merger Agreement is terminated in accordance with its terms, the ongoing business of the Company may be adversely affected and, without realizing any of the anticipated benefits of having completed the Stronghold Merger, the Company would be subject to a number of risks, including the following:

●	the Company may experience negative reactions from the financial markets, including a decline of its share price (which may reflect a market assumption that the Stronghold Merger will be completed);

●	the Company may experience negative reactions from or irreparable reputational harm as perceived by the Company’s investment community, suppliers, peers regulators, employees, partners in the business community and any other third party whether presently known or unknown; and

●	the Company may experience a material adverse effect on the Company’s businesses, operations, earnings and financial results.

If the Stronghold Merger Agreement is terminated under circumstances specified in the Stronghold Merger Agreement, Stronghold may be required to pay the Company a termination fee of $5,000,000 and the Company may be required to pay Stronghold a reverse termination fee of $12,500,000 (minus the amount of the deposit, as defined in the hosting agreement between Stronghold and the Company dated September 12, 2024 (the “hosting agreement”), held by Stronghold and not yet returned to the Company under the hosting agreement as of the date of the termination of the Stronghold Merger Agreement, such deposit amount being up to a maximum of $5,000,000), in the form of cash and/or Bitcoin (at the election of the Company), depending on the circumstances surrounding the termination. There is no guarantee that Stronghold or the Company will have sufficient funds to make these contractually required payments to the other party, as applicable.

The Company may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Stronghold Merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Stronghold Merger, then that injunction may delay or prevent the Stronghold Merger from being completed.

The market value of the Company’s Common Shares may decline as a result of the Stronghold Merger.

The consideration to be paid by the Company pursuant to the Stronghold Merger Agreement consists primarily of the Company’s Common Shares, and the market value of the Company’s Common Shares may decline as a result of the Stronghold Merger if, among other things, the combined company is unable to achieve the expected growth in earnings or if the transaction costs related to the Stronghold Merger are greater than expected. The market value also may decline if the combined company does not achieve the perceived benefits of the Stronghold Merger as rapidly or to the extent anticipated by the market or if the effect of the Stronghold Merger on the combined company’s business, financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. See also “RISK FACTORS – Risks Related to the Offering of Securities – You may suffer dilution in this Offering or other offerings of the Company’s securities”.

The combined company may not realize all of the anticipated benefits of the Stronghold Merger.

The Company believes that the Stronghold Merger will provide benefits to the combined company. However, there is a risk that some or all of the expected benefits of the Stronghold Merger may fail to materialize, or may not occur within the time periods anticipated by the Company. The realization of such benefits may be affected by a number of factors, including regulatory considerations and decisions, many of which are beyond the control of the Company. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the combined company following the Stronghold Merger difficult. Stronghold and the Company have operated and, until completion of the Stronghold Merger, will continue to operate, independently. The success of the Stronghold Merger, including anticipated benefits, will depend, in part, on the ability to successfully integrate the operations of both companies. The past financial performance of each of Stronghold and the Company may not be indicative of their future financial performance. Realization of the anticipated benefits in the Stronghold Merger will depend, in part, on the combined company’s ability to successfully integrate Stronghold and the Company’s businesses. The combined company will be required to devote significant management attention and resources to integrating its business practices and support functions. The diversion of management’s attention and any delays or difficulties encountered in connection with the Stronghold Merger and the coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or the share price of the combined company following the Stronghold Merger. The coordination process may also result in additional and unforeseen expenses.

Failure to realize all of the anticipated benefits of the merger may impact the financial performance of the combined company and the price of the combined company’s common shares.

Risks Related to the Offering of the Common Shares

The Company is in the process of resolving SEC comments relating to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2023 regarding certain accounting and financial disclosure matters, which could result in changes to existing accounting and financial disclosure.

The Company recently received comments from the staff of the SEC’s Division of Corporation Finance (the “Staff”) relating to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”).

The Staff’s comments are focused on the Company’s accounting of its Bitcoin-related operations and related accounting policies.  Because of the limited precedent available and a lack of formal accounting guidance for cryptocurrencies under certain applicable accounting standards, including, among other things, revenue recognition, there is uncertainty associated with how Bitcoin miners (in particular, non-U.S. companies such as the Company that report in accordance with IFRS Accounting Standards) may be required to account for cryptocurrency operations, transactions and assets and related revenue recognition. The Company is committed to addressing these remaining Staff comments and any additional Staff questions. However, until these comments are resolved, or until any additional comments raised by the Staff  in this process are resolved, the Company cannot provide assurance that it will not be required to amend its 2023 Annual Report or other public disclosures or make any material changes to the accounting or financial disclosures contained in the 2023 Annual Report or other public disclosures, the Company’s accounting policies, or related disclosures made in any future filings.

The Company and its management will have broad discretion in the use of proceeds from the Offering.

The Company currently intends to allocate the net proceeds it will receive from the Offering, if any, as described under “USE OF PROCEEDS” in this prospectus supplement. However, the Company and its management will have broad discretion in the actual application of the net proceeds, as well as the timing of their expenditures, and there can be no assurance as to such net proceeds will be allocated. The Company may elect to allocate the net proceeds differently from the allocation described under “USE OF PROCEEDS” in this prospectus supplement if management believes it would be in the Company’s best interests to do so. The Company’s investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from the Offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company and cause the price of Common Shares to decline. Pending their use, the Company may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

There is no certainty regarding the net proceeds to the Company of the Offering.

There is no certainty that any Offered Shares will be sold in the Offering or that gross proceeds of $126,874,834 will be raised in the Offering. The Agent has agreed to use its commercially reasonable efforts to sell, on the Company’s behalf, the Offered Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agent is not obligated to purchase any unsold Offered Shares as principal. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Investors will likely pay different prices in the Offering.

Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and as a result may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of Common Share sales made at prices lower than the prices they paid or for other reasons. Moreover, if the prevailing market price for the Common Shares declines, then the Corporation will be able to issue more Offered Shares under the Offering and investors may suffer greater dilution.

As a Company organized in Canada, it may be difficult to bring and enforce suits against the Company in the United States.

It may be difficult to bring and enforce suits against the Company in the United States because the Company is organized pursuant to the laws of the Province of Ontario, Canada, the Company is governed by the Business Corporations Act (Ontario), and most of the Company’s assets are located outside the United States. It may not be possible for an investor to effect service of process within the United States on, or enforce judgments obtained in the United States courts against, the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

Because a substantial portion of the assets of the Company are located outside of Canada, it may also not be possible for investors in the securities of the Company to collect on judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. In the event a judgment is obtained in a Canadian court against one or more of the Company’s directors or officers for violations of applicable securities laws or otherwise, it may not be possible to enforce such judgment against those directors and officers not resident in Canada.

In light of the above, there is doubt as to whether (i) a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or the Company’s directors and officers, and (ii) an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

You may suffer dilution in this Offering or other offerings of the Company’s securities.

The number of Common Shares that the Company is authorized to issue is unlimited. The Company will, pursuant to the Stronghold Merger Agreement, and may, in its sole discretion, as part of future offerings, issue additional Common Shares and/or securities convertible into or exercisable for Common Shares from time to time subject to the rules of any applicable stock exchange on which the Common Shares are then listed and applicable securities law. The Company cannot predict the size or price of future issuances of Common Shares or the size or terms of future issuances of debt instruments or other securities convertible into Common Shares, or the effect, if any, that such future issuances and sales will have on the market price of the Common Shares. The issuance of any additional Common Shares and/or securities convertible into or exercisable for Common Shares may have a dilutive effect on the interests of holders of the Company’s Common Shares. The Offering may result in substantial dilution on a per Common Share basis to the Company’s net income and certain other financial measures used by the Company.

A return on your investment is not guaranteed.

There can be no assurance regarding the amount of income to be generated by the Company. Common Shares are equity securities of the Company and are not fixed income securities. Unlike fixed income securities, there is no obligation of the Company to distribute to shareholders a fixed amount or any amount at all, or to return the initial purchase price of the Common Shares on any date in the future. The market value of the Common Shares may deteriorate if the Company is unable to generate sufficient positive returns, and that deterioration may be significant.

The market price of the Common Shares may be volatile and your investment could suffer or decline in value.

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those in cryptocurrency-focused businesses and those considered development stage companies (such as the Company), have experienced wide fluctuations in price. The market price of the Common Shares fluctuates significantly in response to a number of factors, many of which the Company cannot control and many of which have not necessarily been related to the operating performance, underlying asset values or prospects of the Company. In particular, the trading price of the Common Shares is in many cases directly tied to the price of Bitcoin. Other factors that may impact the trading price of the Common Shares include:

●	variations in the Company’s financial results or those of companies that are perceived to be similar to the Company;

●	actions by the Company or its competitors, such as acquisitions, bankruptcies or restructurings;

●	additions or departures of key management personnel;

●	legal proceedings involving the Company, the cryptocurrency industry, or both;

●	legislative or regulatory actions;

●	changes in market valuations of companies similar to the Company;

●	the prospects of and changes affecting participants in the cryptocurrency industry;

●	actions by the Company’s shareholders;

●	speculation or reports by the press or investment community with respect to the Company or the cryptocurrency industry in general;

●	changes in the pricing or availability of hydro-electricity, natural gas and other sources of energy;

●	general economic, regulatory, market and political conditions; and

●	other risks, uncertainties and factors described in these risk factors and elsewhere in this prospectus supplement and the documents incorporated by reference herein.

The securities markets in general have often experienced volatility that has sometimes been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations have caused, and may continue to cause, the trading price of the Common Shares to decline. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on the Company’s ability to access capital, on its business, financial condition, results of operations, cash flow and prospects, and on the market price of the Common Shares. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has been brought against that company. The Company may become the target of in this type of litigation in the future. Litigation of this type may be expensive to defend and may divert management’s attention and resources from the operation of the Company’s business.

In addition, since the Common Shares currently trade on the Nasdaq Global Market, the Company must comply with Nasdaq’s continued listing requirements to avoid the Common Shares being delisted. A delisting from Nasdaq would result in lower trading volumes for the Common Shares, transaction delays, and could result in decreased or unfavorable security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for the Common Shares.

Investors who are U.S. persons may face potential adverse United States federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of the Common Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in the Company’s group. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in United States property by controlled foreign corporations, regardless of whether the Company makes any distributions. An individual who is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may toll the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. The Company cannot provide any assurances that it will assist investors in determining whether any of the Company’s non-U.S. subsidiaries are treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in the Common Shares.

We have cross-border transactions among the entities within the company group in relation to various aspects of the Company’s business. Canadian and U.S. transfer pricing regulations, as well as regulations applicable in other countries in which the Company operates, require that any international transaction involving associated enterprises be on arm’s-length terms and conditions. The Company views the transactions entered into among the Company and the Company’s subsidiaries to be priced on arm’s length terms and conditions and to be in accordance with the relevant transfer pricing regulations. If, however, a tax authority in any jurisdiction successfully challenges the Company’s position and asserts that the terms and conditions of such transactions are not on arm’s length terms and conditions, or that other income of the Company’s subsidiaries should be taxed in that jurisdiction, the Company may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing profitability and cash flows, which in turn could have a material adverse effect on future cash flows, future earnings and financial condition.

The Company may be a “passive foreign investment company.”

Generally, if for any taxable year, 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Although not free from doubt, the Company does not believe it was a PFIC for 2023 and does not expect to be a PFIC for 2024. However, the determination as to whether a non-U.S. corporation is a PFIC is a factual determination made on an annual basis after the close of each taxable year. This determination is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on, among other things, the composition of the non-U.S. corporation’s income, expenses and assets, as well as the relative value of its assets (which may fluctuate with the non-U.S. corporation’s market capitalization), from time to time and the nature of its activities. Moreover, the application of the PFIC rules to cryptocurrency such as bitcoin and transactions related thereto is subject to uncertainty. Accordingly, there can be no assurance that the Company will not be classified as a PFIC for any future taxable year.

If the Company is a PFIC for any taxable year during which a United States person holds the Common Shares, it would continue to be treated as a PFIC with respect to that United States person for such taxable year and, unless the United States person makes certain elections, for future years even if the Company ceases to be a PFIC. If the Company is characterized as a PFIC, United States holders of the Common Shares may suffer adverse tax consequences, including the treatment of gains realized on the sale of the Common Shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on the Common Shares by individuals who are United States holders, and the addition of interest charges to the tax on such gains and certain distributions. A United States shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund election (“QEF Election”), or, to a lesser extent, a mark-to-market election. However, the Company does not intend to provide the information necessary for U.S. Holders to make a QEF Election if the Company is classified as a PFIC.

USE OF PROCEEDS

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares pursuant to the Sales Agreement will represent the gross proceeds after deducting the applicable compensation payable to the Agent under the Sales Agreement and the expenses of the distribution. The proceeds actually received by the Company will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. See “PLAN OF DISTRIBUTION”.

The net proceeds from the Offering, if any, are expected to be used by the Company primarily on capital expenditures to support the growth and development of the Company’s Mining operations as well as for working capital and general corporate purposes.

Although the Company intends to apply the net proceeds to the objectives set forth above, there may be circumstances where a reallocation of funds may be deemed prudent or necessary, and the ultimate use of proceeds from the Offering may vary materially from that set forth above. For example, the operations of the Company may continue to be adversely impacted by international supply chain disruptions, which have already reduced the availability of and affected the timing of delivery of Mining equipment. Further, when Mining equipment does become available, the Company anticipates that it may be subject to increased equipment costs and increased shipping costs. Accordingly, a variety of factors may result in management of the Company exercising discretion in applying the net proceeds from the Offering. See “RISK FACTORS – Risks Related to the Offering of Securities – The Company and its management will have broad discretion in the use of proceeds from the Offering.”

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company’s consolidated capitalization since the date of the 2023 Annual Financial Statements which have not been disclosed in this prospectus supplement, the accompanying base shelf prospectus, or the documents incorporated by reference. As a result of the Offering, the shareholder’s equity of the Company will increase by the amount of the net proceeds, less expenses, of the Offering and the number of Common Shares issued and outstanding at the time of the Offering will increase by the number of Offered Shares issued under the Offering.

PRIOR SALES

Common Shares

The following table sets out details of the Common Shares issued by the Company during the 12 months prior to the date of this prospectus supplement.

Date	Shares	Price
September 5, 2023(1)	439,004		$1.28
September 6, 2023(1)	155,094		$1.27
November 28, 2023(4)	44,444,446	C$	1.35
December 1, 2023(3)	30,000	C$	0.55
December 6, 2023(2)	108,334		N/A
December 12, 2023(3)	301,250	C$	1.18
December 14, 2023(3)	163,783	C$	1.22
December 15, 2023(3)	85,000	C$	0.55
December 18, 2023(3)	55,000	C$	0.60
December 18, 2023(5)	4,962,963		$1.17
December 19, 2023(3)	243,562	C$	0.73
December 20, 2023(5)	1,166,667		$1.23
December 21, 2023(3)	60,640	C$	1.44
December 22, 2023(3)	341,235	C$	0.83
December 22, 2023(5)	1,140,000		$1.23
December 27, 2023(5)	2,000,000		$1.17
December 27, 2023(3)	218,438	C$	1.11
December 28, 2023(3)	898,188	C$	0.85
January 2, 2024(3)	189,375	C$	0.76
January 3, 2024(3)	60,000	C$	0.55
January 5, 2024(3)	10,000	C$	0.55
February 13, 2024	111,111		$1.23
February 23, 2024(5)	1,000,000		$1.17
February 27, 2024(5)	2,000,000		$1.17
February 28, 2024(5)	1,000,000		$1.17
February 29, 2024(5)	1,000,000		$1.17
March 11, 2024(6)	403,155		$2.40
March 12, 2024(6)	1,703,504		$2.34
March 13, 2024(6)	1,650,830		$2.38
March 14, 2024(6)	513,011		$2.23
March 15, 2024(6)	2,675,770		$2.26
March 18, 2024(6)	1,028,414		$2.26
March 19, 2024(6)	2,296,320		$2.22
March 20, 2024(6)	1,800,000		$2.38
March 21, 2024(6)	1,484,550		$2.48
March 22, 2024(6)	2,097,578		$2.32
March 25, 2024(6)	635,781		$2.38

Date	Shares	Price
March 25, 2024(3)	20,000	$1.39
March 26, 2024(6)	708,372	$2.23
March 27, 2024(6)	2,500,000	$2.14
March 28, 2024(6)	3,508,443	$2.27
April 1, 2024(6)	2,656,341	$2.27
April 2, 2024(6)	2,158,424	$2.16
April 3, 2024(6)	1,615,839	$2.23
April 4, 2024(6)	1,652,426	$2.24
April 4, 2024(3)	15,000	$0.41
April 5, 2024(6)	750,454	$2.12
April 8, 2024(6)	1,830,209	$2.05
April 8, 2024(3)	15,000	$0.40
April 9, 2024(6)	801,882	$1.97
April 9, 2024(3)	50,000	$0.41
April 9, 2024(3)	60,000	$1.39
April 10, 2024(6)	121,200	$2.00
April 11, 2024(6)	856,288	$1.91
April 12, 2024(6)	810,643	$1.82
April 15, 2024(6)	739,695	$1.77
April 16, 2024(6)	1,400,000	$1.72
April 17, 2024(6)	1,990,557	$1.77
April 18, 2024(6)	3,063,000	$1.90
April 19, 2024(6)	2,332,855	$1.92
April 22, 2024(6)	3,029,135	$2.01
April 23, 2024(6)	1,657,089	$2.11
April 24, 2024(6)	920,200	$2.05
April 25, 2024(6)	974,500	$2.01
April 29, 2024(6)	405,956	$1.91
April 30, 2024(6)	505,857	$1.80
May 1, 2024(6)	581,775	$1.82
May 2, 2024(6)	1,060,649	$1.81
May 3, 2024(6)	936,343	$1.84
May 6, 2024(6)	1,832,807	$1.93
May 7, 2024(6)	314,357	$1.90
May 8, 2024(6)	1,148,487	$1.80
May 15, 2024(6)	467,755	$1.84
May 16, 2024(6)	775,900	$1.80
May 17, 2024(6)	676,554	$1.81
May 20, 2024(6)	1,000,000	$1.82
May 21, 2024(6)	1,715,200	$1.87
May 22, 2024(6)	3,134,871	$2.03
May 23, 2024(6)	612,710	$2.04
May 24, 2024(6)	2,205,562	$2.06
May 27, 2024(3)	131,250	$1.80
June 4, 2024(6)	2,783,401	$2.39
June 5, 2024(6)	2,420,544	$2.46

Date	Shares	Price
June 6, 2024(6)	1,693,101	$2.50
June 7, 2024(6)	1,526,500	$2.51
June 10, 2024(6)	603,829	$2.32
June 11, 2024(6)	1,618,521	$2.26
June 12, 2024(6)	3,809,000	$2.43
June 20, 2024(3)	154,900	$1.28
June 20, 2024(3)	37,500	$0.26
June 20, 2024(3)	240,000	$0.31
June 20, 2024(3)	400,000	$1.79
June 20, 2024(3)	407,500	$0.40
June 20, 2024(3)	747,998	$1.38
June 21, 2024(2)	125,000	N/A
July 1, 2024(6)	2,013,597	$2.68
July 2, 2024(6)	1,557,048	$2.54
July 3, 2024(6)	1,266,308	$2.51
July 3, 2024(3)	42,500	$0.40
July 4, 2024(3)	45,000	$0.40
July 5, 2024(6)	1,008,380	$2.48
July 8, 2024(6)	1,200,000	$2.67
July 8, 2024(3)	24,000	$1.39
July 9, 2024(6)	936,525	$2.58
July 10, 2024(6)	614,666	$2.44
July 11, 2024(6)	1,160,356	$2.49
July 11, 2024(3)	47,500	$0.40
July 12, 2024(6)	2,087,154	$2.52
July 15, 2024(6)	3,132,918	$2.72
July 15, 2024(2)	125,000	N/A
July 16, 2024(6)	4,845,065	$2.93
July 18, 2024(6)	179,200	$3.03
July 19, 2024(6)	1,305,651	$2.81
July 22, 2024(6)	2,185,309	$2.86
July 23, 2024(6)	134,100	$2.85
July 24, 2024(6)	1,500,900	$2.73
August 26, 2024(7)	1,532,745	$1.96
September 17, 2024(2)	41,666	N/A
September 20, 2024(2)	75,000	N/A

Notes:

(1)	Issued pursuant to the at the market offering agreement dated August 16, 2021 between the Company and the Agent and the Company’s prospectus supplement dated August 16, 2021 to the short form base shelf prospectus of the Company dated August 12, 2021.
(2)	Issued pursuant to the conversion of RSUs.
(3)	Issued pursuant to the exercise of stock options.
(4)	Issued in connection with private placements.
(5)	Issued pursuant to the exercise of warrants.
(6)	Issued pursuant to the Sales Agreement and the March Supplement.
(7)	Issued in connection with the Company’s entering into of a definitive lease agreement at its data center in Sharon, Pennsylvania.

Options

The following table summarizes details of the stock options to purchase Common Shares issued by the Company during the 12-month period prior to the date of this prospectus supplement:

Date of Issuance	Exercise Price per Option		Number of Options
December 22, 2023	C$	3.83	4,685,000
May 22, 2024	C$	2.55	330,000
August 23, 2024	C$	3.07	400,000
September 5, 2024	C$	2.62	480,000
September 30, 2024	C$	3.03	7,200,000

Restricted Stock Units

The following table summarizes details of the restricted stock units (“RSUs”) issued by the Company during the 12-month period prior to the date of this prospectus supplement:

Date of Issuance	Number of Restricted Stock Units
December 22, 2023	475,000
March 28, 2024	175,000
July 9, 2024	531,000

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and Nasdaq under the symbol “BITF”. The following table sets forth the reported intraday high and low prices and trading volumes of the Common Shares on the TSX and Nasdaq on a monthly basis for the 12-month period prior to the date of this prospectus supplement

Trading Price and Volume – TSX

Month	High (CAD)	Low (CAD)	Volume
October 1 – 3 2024	$2.84	$2.65	7,189,456
September 2024	$3.10	$2.40	49,992,100
August 2024	$3.69	$2.58	60,412,900
July 2024	$4.06	$3.13	78,971,600
June 2024	$4.34	$2.95	88,336,100
May 2024	$3.01	$2.12	52,617,900
April 2024	$3.09	$2.30	49,440,500
March 2024	$3.96	$2.86	77,728,700
February 2024	$5.25	$2.85	137,207,000
January 2024	$4.54	$2.58	94,076,600
December 2023	$4.68	$1.96	147,494,900
November 2023	$2.09	$1.37	50,363,700
October 2023	$1.74	$1.26	28,614,700
September 2023	$1.87	$1.37	21,720,300
August 2023	$2.47	$1.64	33,094,600

Trading Price and Volume – Nasdaq

Month	High (US$)	Low (US$)	Volume
October 1 – 3 2024	$2.11	$1.92	47,566,249
September 2024	$2.30	$1.77	293,274,900
August 2024	$2.68	$1.65	368,725,200
July 2024	$2.89	$2.54	519,509,900
June 2024	$3.02	$2.28	508,198,600
May 2024	$2.15	$1.65	352,722,300
April 2024	$2.21	$1.75	359,737,800
March 2024	$2.76	$2.28	457,380,500
February 2024	$3.91	$2.10	603,354,700
January 2024	$3.39	$1.90	519,958,700
December 2023	$3.56	$1.45	878,618,400
November 2023	$1.55	$1.01	302,926,800
October 2023	$1.27	$0.92	151,281,100
September 2023	$1.39	$1.00	117,176,200
August 2023	$1.85	$1.19	183,225,800

PROBABLE ACQUISITION

Stronghold is a vertically integrated crypto-asset mining company focused on mining Bitcoin and environmental remediation and reclamation services. As of June 30, 2024, Stronghold’s mining capacity was approximately 4.01 exahash and it owns two merchant power plants (the Scrubgrass and Panther Creek facilities in Pennsylvania), which have more than 165 MW of power generation capacity. The consideration to be paid by the Company in connection with the Stronghold Merger is described in the Company’s material change report dated August 27, 2024, which is incorporated by reference in this prospectus supplement.

The Stronghold Merger is expected to constitute a “significant acquisition” for the purposes of Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”). The Company will be required to file a business acquisition report in respect of and following the completion of the Stronghold Merger.

Consideration

The terms of the Stronghold Merger are disclosed in the press release of the Company dated August 21, 2024. Under the terms of the Stronghold Merger Agreement, the Company will acquire Stronghold in a stock-for-stock merger transaction. Stronghold shareholders will receive 2.52 shares of Bitfarms for each share of Stronghold they own, representing consideration per share of U.S. $6.02 and a 71% premium to the Stronghold 90-day volume-weighted average price on Nasdaq as of August 16, 2024. The total value of the consideration is approximately US$125,000,000, plus approximately US$50,000,000 relating to the satisfaction of obligations under Stronghold’s existing credit agreement. At close, Stronghold’s stockholders are expected to own just under 10% of the combined company, based on the current issued and outstanding shares of each company.

Effect on Financial Position

Securities regulation in Canada requires that an issuer describe a proposed acquisition in a prospectus if the proposed acquisition has progressed to a state where a reasonable person would believe that the likelihood of the issuer completing the acquisition is high and where the proposed acquisition would be a “significant acquisition” for the purposes of NI 51-102 if completed as of the date of such prospectus.

The Stronghold Merger would be a significant acquisition for the purposes of NI 51-102 if completed as of the date of this prospectus supplement. Accordingly, certain unaudited pro forma combined financial statements of the Company and Stronghold are included in this prospectus supplement in Schedule “A” hereto, composed of the following: (i) unaudited pro forma condensed combined statement of financial position as at June 30, 2024; (ii) unaudited pro forma condensed combined statement of earnings (loss) for the six months ended June 30, 2024; and (iii) unaudited pro forma condensed combined statement of earnings (loss) for the year ended December 31, 2023. The unaudited pro forma financial statements have been prepared to give effect to the Stronghold Merger as if Stronghold was a subsidiary of the Company during the periods presented, and may not be indicative of either the results that actually would have occurred if Stronghold were a subsidiary of the Company during such period, or of the future financial position or results of the Company. In addition, the audited consolidated financial statements of Stronghold for the years ended December 31, 2023 and 2022 and the unaudited consolidated financial statements of Stronghold for the three and six months ended June 30, 2024 and 2023 are included in this prospectus supplement in Schedule A-2 and A-3, respectively. The audited and interim consolidated financial statements of Stronghold are stated in U.S. dollars and have been prepared in accordance with U.S. generally accepted accounting standards and not IFRS. IFRS differs in certain respects from U.S. GAAP and thus the audited and interim consolidated financial statements of Stronghold included in this prospectus supplement may not be comparable to financial statements of Canadian companies prepared in accordance with IFRS. In making an investment decision, investors must rely upon their own examination of the terms of this Offering and the other information contained in or incorporated by reference into this prospectus supplement. Potential investors should consult with their own professional advisors for an understanding of the differences between IFRS and U.S. GAAP, and of how those differences might affect the presented financial information.

The completion of the Stronghold Merger is subject to the receipt of all applicable regulatory approvals and there can be no assurance that the Company will complete the Stronghold Merger. See “Risk Factors – Risks Related to the Stronghold Merger”.

The Company does not currently have any plans or proposals for material changes in the business of Stronghold that may have a significant impact on the financial performance and financial position of the Company, including any proposal to sell, lease or exchange all or substantially all or a substantial part of the business of Stronghold or to make any material changes to Stronghold’s business.

Other

To the knowledge of the Company, there has not been any valuation opinion obtained within the last 12 months by the Company or Stronghold and required by securities legislation or a Canadian exchange or market. Stronghold is not an informed person, associate or affiliate of the Company.

DESCRIPTION OF COMMON SHARES

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of the date hereof, there are 452,935,321 Common Shares and no preferred shares issued and outstanding. For a summary of certain material attributes and characteristics of the Common Shares, see “DESCRIPTION OF SHARE CAPITAL – Common Shares” in the accompanying base shelf prospectus.

PLAN OF DISTRIBUTION

At-The-Market Distribution

The Company has entered into the Sales Agreement with the Agent pursuant to which the Company may offer and sell the Offered Shares having an aggregate sales price of up to US$126,874,834 from the date hereof, from time to time through the Agent. The Agent is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the Sales Agreement. Sales of Offered Shares, if any, will be made by any method that is deemed to be an “at-the-market distribution” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on Nasdaq or other existing trading markets for the Common Shares in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on Nasdaq or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Agent. No Offered Shares will be offered or sold in Canada, on the TSX or on any other trading market in Canada. Neither the Company nor the Agent will undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Offered Shares in Canada. Under the terms of the Offering, prices may vary as between purchasers and during the period of distribution. The Agent will not engage in any transactions that stabilize the price of the Common Shares.

The Company will designate the maximum number or amount of Offered Shares to be sold through the Agent on a daily basis or otherwise as the Company and the Agent agree and the minimum price per Offered Share at which such Offered Shares may be sold. Subject to the terms and conditions of the Sales Agreement, the Agent will use reasonable efforts to sell on the Company’s behalf the maximum number or amount of Offered Shares so designated. The Company may instruct the Agent not to sell any Offered Shares if the sales cannot be effected at or above the minimum price designated by the Company in any such instruction. The Company or the Agent, may suspend the offering of the Offered Shares at any time and from time to time by notifying the other parties.

The Company has the right to terminate the provisions of the Sales Agreement relating to solicitations of offers to purchase Offered Shares in its sole discretion upon written notice to the Agent as specified in the Sales Agreement, and the Agent has the right to terminate the provisions of the Sales Agreement relating to solicitations of offers to purchase Offered Shares, by giving written notice as specified in the Sales Agreement.

The Agent has agreed in the Sales Agreement to provide to the Company written confirmation following the close of trading on Nasdaq on each day in which Offered Shares are sold under the Sales Agreement. Each confirmation will include the number of Offered Shares sold on that day, the gross sales proceeds and the net proceeds to the Company. The Company will report at least quarterly the number of Offered Shares sold through the Agent under the Sales Agreement, the net proceeds to the Company and the Broker Fee payable to the Agent in connection with the sales of the Offered Shares.

The Company will pay the Agent a Broker Fee of 3.0% of the gross sales price per Offered Share sold through the Agent as the Company’s agent under the Sales Agreement. Because there is no minimum offering amount required as a condition of the Offering, the actual total public offering amount, Broker Fees and proceeds to the Company, if any, are not determinable at this time. The Company has agreed to reimburse the Agent for the fees and expenses of its legal counsel, in an amount not to exceed US$100,000. Additionally, pursuant to the terms of the Sales Agreement, the Company agreed to reimburse the Agent for the fees of its legal counsel incurred in connection with the Agent’s ongoing due diligence requirements arising from the transactions contemplated by the Sales Agreement in an amount not to exceed US$2,500 in the aggregate per calendar quarter. All expenses relating to the Offering and any compensation paid to the Agent will be paid out of the proceeds from the sale of Offered Shares, unless otherwise stated in the applicable prospectus supplement.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the first trading day (or such shorter settlement cycle as may be in effect under Exchange Act Rule 15c6-1 from time to time) following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Agent may agree upon.

The Agent is not registered as a dealer in any Canadian jurisdiction and, accordingly, is not permitted to and will not, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.

The offering of Offered Shares pursuant to the Sales Agreement will terminate upon the earliest of (i) the sale of all Offered Shares subject to the Sales Agreement; and (ii) the termination of the Sales Agreement as provided therein.

In connection with the sale of the Offered Shares on the Company’s behalf, the Agent may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to such Agent may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act. The Agent will not engage in any transactions that stabilize the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The Company has applied to list the Offered Shares on the TSX. Listing is subject to the approval of the TSX in accordance with its applicable listing requirements.

Selling Restrictions Outside of the United States

Other than in the United States, no action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Tax Act, generally applicable to a holder who acquires, as beneficial owner, Common Shares pursuant to the Offering, and who, for the purposes of the Tax Act and at all relevant times, holds Common Shares as capital property and deals at arm’s length and is not affiliated with the Company, the Agent and any subsequent purchaser of such securities. A holder who meets all of the foregoing requirements is referred to as a “Holder” herein, and this summary only addresses such Holders. Generally, Common Shares will be considered to be capital property to a Holder, provided the Holder does not hold Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a holder (i) that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution”, as defined in the Tax Act, (iii) of an interest which is a “tax shelter investment” as defined in the Tax Act, (iv) that has elected to determine its Canadian tax results in a “functional currency” other than the Canadian dollar, (v) that has entered into or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” with respect to the Common Shares, or (vi) that receives dividends on Common Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in Common Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is (or does not deal at arm’s length with a corporation resident in Canada for purposes of the Tax Act that is), or becomes, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Common Shares.

This summary is based upon the provisions of the Tax Act and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies and assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares (including dividends, adjusted cost base and proceeds of disposition) must generally be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars generally based on the exchange rate quoted by the Bank of Canada for the date such amounts arise and in accordance with the detailed rules in the Tax Act. As a result, the amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian dollar/United States dollar exchange rate.

Taxation of Resident Holders

The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (herein, “Resident Holders”) and this portion of the summary only addresses such Resident Holders. Certain Resident Holders who might not be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have them and any other “Canadian security” (as defined in the Tax Act) be treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders contemplating such election should consult their own tax advisors for advice as to whether it is available and, if available, whether it is advisable in their particular circumstances.

Taxation of Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Company designates the dividend as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Company to designate any particular dividend as an “eligible dividend”.

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A corporation that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares in a year to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Common Shares

A Resident Holder who disposes, or is deemed to dispose, of a Common Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of such Common Shares, as the case may be, immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Common Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such Common Shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including amounts in respect of net taxable capital gains. Such Resident Holders should consult their own tax advisors. If certain Proposed Amendments are enacted, this refundable tax will also apply to a “substantive CCPC” (within the meaning of the Proposed Amendments and for the purposes of the Tax Act)

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders who, for the purposes of the Tax Act and at all relevant times: (i) are neither resident nor deemed to be resident in Canada, and (ii) do not use or hold Common Shares in the course of business carried on or deemed to be carried on in Canada. Holders who meet all of the foregoing requirements are referred to herein as “Non-Resident Holders”, and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Receipt of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the United States for purposes of the Treaty and entitled to full benefits under the Treaty (a “U.S. Holder”) is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Common Shares). Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share unless such Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX) at the time of disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Common Shares s was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares may be deemed to be taxable Canadian property.

Even if the Common Shares are taxable Canadian property of a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Common Shares by virtue of an applicable income tax treaty or convention. In cases where a Non-Resident Holder disposes, or is deemed to dispose, of a Common Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences under the heading “CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS – Taxation of Resident Holders – Capital Gains and Capital Losses” will generally be applicable to such disposition. Non-Resident Holders who may hold Common Shares as taxable Canadian property should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the ownership and disposition of the Common Shares. This discussion addresses only holders who acquire the Common Shares pursuant to this Offering and hold such Common Shares as “capital assets” (generally, assets held for investment purposes).

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”), and the Convention, all as in effect on the date hereof, and all of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., alternative minimum tax, the 3.8% Medicare tax on certain net investment income, or estate or gift tax). Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. U.S. Holders should consult their own tax advisers regarding such matters.

No ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership or disposition of the Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the ownership and disposition of the Common Shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules, including, but not limited to, tax exempt organizations, partnerships and other pass-through entities and their owners, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold the Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other similar arrangements, persons that acquired the Common Shares in connection with the exercise of employee share options or otherwise as compensation for services, persons that are resident or ordinarily resident in or have permanent establishment in a jurisdiction outside the United States, brokers, dealers or traders in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, U.S. expatriates, or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of the Company’s shares by voting power or by value.

As used herein, a “U.S. Holder” is a beneficial owner of the Common Shares who, for U.S. federal income tax purposes, is: (1) an individual who is a citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Common Shares, the tax treatment of a partner in or owner of the partnership or other entity or arrangement will generally depend upon the status of the partner or owner and the activities of the entity. Prospective investors who are partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) that are beneficial owners of the Common Shares are urged to consult their own tax advisors regarding the tax consequences of the ownership and disposition of the Common Shares.

This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their own tax advisors regarding the application of U.S. federal income tax laws to their particular circumstances, as well as any state, provincial, local, non-U.S. and other tax consequences of investing in the Common Shares and acquiring, holding or disposing of the Common Shares.

Passive Foreign Investment Company

A foreign corporation will generally be considered a PFIC for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce, (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes dividends, interest, certain rents and royalties and certain gains, including the excess of gains over losses from certain commodities transactions. Net gains from commodities transactions are generally treated as passive income unless such gains are active business gains from the sale of commodities and “substantially all” of the corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it directly holds its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

Although not free from doubt, the Company does not believe it was a PFIC for 2023 and does not expect to be a PFIC for 2024. The Company’s status as a PFIC in any taxable year, however, requires a factual determination that can only be made annually after the close of each taxable year. Moreover, the application of the PFIC rules to cryptocurrency such as bitcoin and transactions related thereto is subject to uncertainty. Accordingly, there can be no assurance that the Company will not be classified as a PFIC for any future taxable year. Prospective U.S. Holders contemplating an investment in the Common Shares are urged to consult their tax advisors regarding the Company’s status as a PFIC and the U.S. federal income tax consequences that may apply if the Company is determined to be a PFIC in any taxable year.

If the Company is classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of the Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Company is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of Common Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a common share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for Common Shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which the Company is treated as a PFIC with respect to such U.S. Holder and any of the Company’s subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in us.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely QEF Election with respect to its interest in the PFIC. Consequently, if the Company is classified as a PFIC, it may be advantageous for a U.S. Holder to elect to treat the Company as a “qualified electing fund” with respect to such U.S. Holder in the first year in which it holds Common Shares. If a U.S. Holder makes a timely QEF Election with respect to the Company, provided that the necessary information is provided by the Company, the electing U.S. Holder would be required in each taxable year that the Company is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Company, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in Common Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF Election made with respect to the Company will not apply to any Subsidiary PFIC; a QEF Election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF Election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

The U.S. federal income tax on any gain from the disposition of Common Shares or from the receipt of Excess Distributions may be greater than the tax if a timely QEF Election is made. U.S. Holders should be aware that the Company does not intend to provide the information necessary for U.S. Holders to make a QEF Election if the Company is classified as a PFIC for any year. U.S. Holders are urged to consult their own tax advisors about the U.S. federal income tax consequences to them if they are unable to make a timely and valid QEF Election for any taxable year in which the Company is treated as PFIC.

Alternatively, if the Company were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (a “Mark-to-Market Election”), instead of a QEF Election, provided the Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable U.S. Treasury Regulations. However, a U.S. Holder will not be permitted to make a Mark-to-Market Election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a Mark-to-Market Election, as well as the advisability of making a protective QEF Election in case the Company is classified as a PFIC in any taxable year.

During any taxable year in which the Company or any Subsidiary PFIC is classified as a PFIC with respect to a U.S. Holder, that U.S. Holder generally must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

Distributions

In general, subject to the PFIC rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as dividend income to the extent attributable to the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because the Company does not expect to maintain calculations of the Company’s earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.

The amount of any distributions paid in Canadian dollars will equal the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax), regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder will have a tax basis in Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss generally will be treated as U.S. source ordinary income or loss.

Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate US Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company is not classified as a PFIC in the tax year of distribution or in the preceding tax year. Any amount of distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain corporate U.S. Holders in respect of dividends received from U.S. corporations.

Distributions to a U.S. Holder with respect to the Common Shares may be subject to Canadian non-resident withholding tax. See “Certain Canadian Federal Income Tax Considerations” above. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. For purposes of calculating a U.S. Holder’s foreign tax credit, dividends received by such U.S. Holder with respect to the shares of a foreign corporation, including the Common Shares, generally constitute foreign source income. However, and subject to certain exceptions, a portion of the dividends paid by a foreign corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons collectively own, directly, or indirectly, 50% or more of the voting power or value of the foreign corporation’s shares. If a portion of any dividends paid with respect to the Common Shares are treated as U.S. source income under these rules, it may limit the ability of a U.S. Holder to claim a foreign tax credit for any Canadian withholding taxes imposed in respect of such dividend, although certain elections under the Code and the Convention may be available to mitigate these effects. Dividends received by a U.S. Holder with respect to the Common Shares will generally constitute “passive category income” for purposes of the foreign tax credit. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the impact of, and any exception available to, the special income sourcing rule described in this paragraph. U.S. Holders who do not elect to claim a foreign tax credit may be able to claim an ordinary income tax deduction for Canadian income tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year.

Sale, Exchange or Other Disposition of Common Shares

Subject to the PFIC rules discussed above, upon a sale, exchange or other taxable disposition of the Common Shares, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition) and the adjusted tax basis of such Common Shares. If any foreign tax is imposed on the sale, exchange or other disposition of the Common Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the tax. A U.S. Holder’s initial tax basis in the Common Shares generally will equal the cost of such Common Shares. Such gain or loss will be a long-term capital gain or loss if the Common Shares have been held for more than one year and will be a short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate U.S. Holders are eligible for reduced rates of taxation. For both corporate and non-corporate U.S. Holders, limitations apply to the deductibility of capital losses. If a U.S. Holder receives any foreign currency on the sale of the Common Shares, the U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the Common Shares and the date the sale proceeds are converted into U.S. dollars.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in the Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938 with their tax return for each year in which they hold an interest in the Common Shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Common Shares.

EACH PROSPECTIVE UNITED STATES INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISORS ABOUT THE U. S. TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE COMPANY’S COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Peterson McVicar LLP, with respect to Canadian legal matters, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to United States legal matters. H.C. Wainwright & Co., LLC is being represented in connection with this offering by Ellenoff Grossman & Schole LLP.

As of the date hereof, Peterson McVicar LLP, and its partners and associates beneficially own, directly or indirectly, less than 1% of any class of outstanding securities of the Company.

NAMES OF EXPERTS

Stronghold’s independent registered public accounting firm is Urish Popeck & Co., LLC, who have issued a Report of Independent Registered Public Accounting Firm dated March 8, 2024 in respect of Stronghold’s consolidated financial statements as at December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The independent registered public accounting firm of the Company is PricewaterhouseCoopers LLP at its offices located at PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2.

The transfer agent and registrar of the Company is TSX Trust Company at its offices located at 100 Adelaide St W #301, Toronto, ON M5H 1S3.

AGENT FOR SERVICE OF PROCESS

Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Certain directors and officers of the Company reside outside of Canada. Benjamin Gagnon, Edith M. Hofmeister, Fanny Philip and Jeffrey Lucas have appointed the following agent for service of process:

Name of Person	Name and Address of Agent
Benjamin Gagnon	Bitfarms Ltd. 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4
Edith M. Hofmeister
Fanny Philip
Jeffrey Lucas

The Company has filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc., with an address at 122 E. 42nd Street, 18th Floor, New York, NY 10168 USA, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the offering of securities under this prospectus.

EXEMPTIONS UNDER SECURITIES LAWS

Pursuant to a decision of the Autorité des Marchés Financiers, the securities regulatory authority in the Province of Québec, dated June 22, 2023, the Company was granted relief from the requirement that the base shelf prospectus and all documents incorporated by reference therein, as well as any prospectus supplement thereto that relates to any future “at-the-market” distribution, must be in both the French and English languages. The Company is not required to file French versions of the base shelf prospectus, the documents incorporated by reference therein or any prospectus supplement relating to an “at-the-market” distribution. This exemption was granted on the condition that the base shelf prospectus, together with any prospectus supplement, and any documents incorporated by reference in the prospectus or any prospectus supplement, be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

SCHEDULE “A-1”

PRO FORMA FINANCIAL INFORMATION

S-A-1

Unaudited Pro Forma Condensed Combined Financial Statements

Introduction

Bitfarms Ltd. (“Bitfarms” or the “Company”) was incorporated under the Canada Business Corporations Act on October 11, 2018 and continued under the Business Corporations Act (Ontario) on August 27, 2021. The common shares of the Company are listed on the Nasdaq Stock Market and the Toronto Stock Exchange (NASDAQ/TSX: BITF). Bitfarms’ registered office is located on 110 Yonge Street, Suite 1601, Toronto, Ontario, Canada, M5C 1T4. Bitfarms owns and operates data centers housing computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). It provides a service to perform hash calculations for the Mining pool operator in exchange for noncash consideration in the form of Bitcoin under formula driven rates.

Stronghold Digital Mining, Inc. ("Stronghold") was incorporated as a Delaware corporation on March 19, 2021. The Stronghold Class A common stock is listed on the Nasdaq Stock Market (NASDAQ: SDIG). Stronghold is a vertically integrated Bitcoin mining company with an emphasis on environmentally beneficial operations. Stronghold wholly owns and operates two coal refuse power generation facilities.

On August 21, 2024, Bitfarms entered into a definitive agreement and plan of merger (as amended by Amendment No. 1, dated September 12, 2024 and as may be further amended, the “merger agreement”) with Stronghold, Backbone Mining Solutions, LLC, an indirect, wholly-owned subsidiary of Bitfarms and HPC & AI Megacorp, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Bitfarms, pursuant to which Merger Sub will merge with and into Stronghold, with Stronghold surviving the merger as a wholly-owned subsidiary of Bitfarms (the “merger”). Upon completion of the merger, Merger Sub will cease to exist as a separate entity. See Note 1 Description of the Transaction for additional information on the merger.

The accompanying unaudited pro forma condensed combined financial statements presents the combination of the financial statements of Bitfarms and Stronghold adjusted to give effect to the merger. The unaudited pro forma condensed combined statement of financial position as at June 30, 2024 includes the pro forma effect of this transaction as if it had occurred on June 30, 2024. The unaudited pro forma condensed combined statement of income for the six months ended June 30, 2024 and the year ended December 31, 2023 includes the pro forma effect of this transaction as if it had occurred on January 1, 2023. The assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements were presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the merger occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position following the completion of the merger.

S-A-2

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

As at June 30, 2024

(In thousands of U.S. dollars)

	Historical	Reclassified Historical	U.S. GAAP to IFRS		Purchase Accounting and Other
	Bitfarms	Stronghold (Note 3)	Adjustments (Note 4)	Note	Pro Forma Adjustments	Note	Pro Forma Consolidated
ASSETS
Current
Cash	$138,619	$4,876	-		$(54,820)	5(b), 5(i)	$88,675
Trade receivables	735	570	-		-		1,305
Other assets	17,627	1,032	-		-		18,659
Short-term prepaid deposits	10,671	3,911	-		-		14,582
Electrical component inventory	1,076	4,470	-		-		5,546
Taxes receivable	450	-	-		-		450
Digital assets	56,748	254	-		-		57,002
Derivative assets	2,255	-	-		-		2,255
Assets held for sale	9,108	-	-		-		9,108
	237,289	15,113	-		(54,820)		197,582
Non-current
Property, plant and equipment	233,293	135,779	-		-		369,072
Right-of-use assets	13,184	1,107	(120)	4(b)	-		14,171
Long-term deposits, equipment prepayments and other	47,790	849	-		-		48,639
Intangible assets	4,378	52	-		-		4,430
Goodwill	-	-	-		47,868	5(c)	47,868
Total assets	535,934	152,900	(120)		(6,952)		681,762

LIABILITIES
Current
Trade payables and accrued liabilities	24,230	26,060	-		(3)	5(i)	56,610
			-		6,323	5(j)
Current portion of long-term debt	164	16,347	-		(16,347)	5(i)	164
Current portion of lease liabilities	2,008	669	-		-		2,677
Warrant liabilities	20,032	-	-		-		20,032
Due to related parties	-	1,107	-		-		1,107
	46,434	44,183	-		(10,027)		80,590
Non-current
Long-term debt	1,487	38,470	-		(38,470)	5(i)	1,487
Lease liabilities	12,208	500	-		-		12,708
Asset retirement provision	1,928	1,103	-		-		3,031
Warrant liabilities	-	13,915	-		16,048	5(b)	16,048
			-		(13,915)	5(h)
Other noncurrent liabilities	-	2,569	-		-		2,569
Total liabilities	62,057	100,740	-		(46,364)		116,433

Redeemable common stock
Common Stock — Class V; $ 0.0001 par value; 34,560,000 shares authorized; 2,405,760 shares issued and outstanding as of June 30, 2024	-	10,416	-		(10,416)	5(d)	-
Total redeemable common stock	-	10,416	-		(10,416)		-

Shareholders’ equity
Share capital	727,055	4,060	-		(4,060)	5(a)	824,950
			-		97,895	5(b)
Contributed surplus	59,406	374,658	-		(374,658)	5(a)	59,406
Accumulated deficit	(315,739)	(336,974)	(120)	4(b)	336,974	5(a)	(322,182)
			-		(6,323)	5(j)
Revaluation surplus	3,155	-	-		-		3,155
Total equity	473,877	41,744	(120)		49,828		565,329
Total liabilities and equity	535,934	152,900	(120)		(6,952)		681,762

See accompanying notes.

S-A-3

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS (LOSS)

For the six months ended June 30, 2024

(In thousands of U.S. dollars except per share amounts)

	Historical	Reclassified Historical	U.S. GAAP to IFRS		Purchase Accounting and Other
	Bitfarms	Stronghold (Note 3)	Adjustments (Note 4)	Note	Pro Forma Adjustments	Note	Consolidated Pro Forma

Revenues	$91,865	$46,626	-		-		$138,491
Cost of revenues	(113,822)	(38,758)	(263)	4(b)	-		(152,843)
Gross (loss) profit	(21,957)	7,868	(263)		-		(14,352)
Operating expenses
General and administrative expenses	(25,598)	(28,897)	339	4(b)	-		(53,944)
			212	4(c)	-
Reversal of revaluation loss on digital assets	-	380	(735)	4(a)	-		(355)
Gain (loss) on disposition of property, plant and equipment	269	(1,695)	-		-		(1,426)
Unrealized gain on digital currencies	-	147	(147)	4(a)	-		-
Operating loss	(47,286)	(22,197)	(594)		-		(70,077)
Net financial (expenses) income	10,126	6,772	(61)	4(b)	4,511	5(i)	21,348
Net loss before income taxes	(37,160)	(15,425)	(655)		4,511		(48,729)
Income tax recovery	4,581	-	215	4(a)	-		4,796
Net loss	(32,579)	(15,425)	(440)		4,511		(43,933)

Loss per share
Basic and diluted	$(0.09)						$(0.11)
Weighted average number of common shares
Basic and diluted	369,992,000						418,068,299

See accompanying notes.

S-A-4

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS (LOSS)

For the year ended December 31, 2023

(In thousands of U.S. dollars except per share amounts)

	Historical	Reclassified Historical	U.S. GAAP to IFRS		Purchase Accounting and Other
	Bitfarms	Stronghold (Note 3)	Adjustments (Note 4)	Note	Pro Forma Adjustments	Note	Consolidated Pro Forma

Revenues	$146,366	$74,966	-		-		$221,332
Cost of revenues	(167,868)	(77,831)	(486)	4(b)	-		(246,185)
Gross (loss) profit	(21,502)	(2,865)	(486)		-		(24,853)
Operating expenses
General and administrative expenses	(39,292)	(50,388)	629	4(b)	(1,987)	5(e)	(101,391)
			(3,340)	4(c)	(685)	5(f)
			-		(5)	5(g)
					(6,323)	5(j)
Reversal of revaluation loss on digital assets	2,695	968	(1,887)	4(a)	-		1,776
Loss on disposition of property, plant and equipment	(1,778)	(3,766)	-		-		(5,544)
Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	(12,252)	(5,422)	-		-		(17,674)
Impairments on digital currencies	-	(910)	910	4(a)	-		-
Operating loss	(72,129)	(62,383)	(4,174)		(9,000)		(147,686)
Net financial (expenses) income	(32,308)	(39,441)	(162)	4(b)	9,755	5(i)	(62,156)
Net loss before income taxes	(104,437)	(101,824)	(4,336)		755		(209,842)
Income tax recovery	401	-	260	4(a)	-		661
Net loss	(104,036)	(101,824)	(4,076)		755		(209,181)

Loss per share
Basic and diluted	$(0.40)						$(0.67)
Weighted average number of common shares
Basic and diluted	262,237,000						310,313,299

See accompanying notes.

S-A-5

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

(In thousands of U.S. dollars except per share amounts)

1.	Description of the Transaction

On August 21, 2024, Bitfarms entered into the merger agreement with Stronghold, Backbone Mining Solutions, LLC, an indirect, wholly-owned subsidiary of Bitfarms and Merger Sub, pursuant to which Merger Sub will merge with and into Stronghold, with Stronghold surviving the merger as an indirect, wholly-owned subsidiary of Bitfarms. Upon completion of the merger, Merger Sub will cease to exist as a separate entity. The merger is considered to be a business combination under IFRS 3, Business Combinations (“IFRS 3”) with Bitfarms as the acquirer and Stronghold as the acquired entity. The unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting in accordance with IFRS 3. In order to effect the merger, the companies will take the following steps:

Immediately prior to the merger:

●	Each share of Stronghold Series C preferred stock issued and outstanding shall convert into 250 shares of Stronghold Class A common stock and all shares of Stronghold Series C preferred stock shall cease to exist.

●	Stronghold shall require each member of Stronghold Digital Mining Holdings, LLC, a Delaware limited liability company (“Company Holdco”), other than Stronghold and its wholly-owned subsidiaries, to exchange all of the issued and outstanding Company Holdco common units held by such member, together with the surrender for cancellation of a corresponding number of shares of Stronghold Class V common stock, for a corresponding number of shares of Stronghold Class A common stock.

In accordance with the terms of the merger agreement:

●	Each share of Stronghold Class A common stock issued and outstanding immediately prior to the date of closing the merger (the “closing”) shall be converted into the right to receive 2.520 (the “exchange ratio”) Bitfarms common shares (“merger consideration”). No fractional Bitfarms common shares will be issued upon the conversion of Stronghold Class A common stock pursuant to the merger. Any Stronghold stockholder who would otherwise be entitled to receive a fractional Bitfarms common share pursuant to the merger shall receive in lieu thereof an amount of cash, without interest, equal to such fractional Bitfarms common share multiplied by the closing price per share of Bitfarms common shares on the business day immediately prior to closing. Each share of Stronghold Class A common stock, when so converted, shall cease to be outstanding and shall automatically be cancelled and cease to exist.

●	Each share of Stronghold Class V common stock issued and outstanding immediately prior to closing shall be surrendered for cancellation and shall cease to exist and no payment shall be made.

S-A-6

●	Except for the Interim Stronghold RSUs, each Stronghold restricted stock unit (“RSU”) award that is outstanding immediately prior to closing will immediately vest in full, and such Stronghold RSU shall be treated as a share of Stronghold Class A common stock for all purposes of the merger agreement, including the right to receive the merger consideration.

●	Each Stronghold RSU that is granted between the date of execution of the Merger Agreement and Closing (the “Interim Stronghold RSUs”) will be assumed by Bitfarms and converted into a number of Bitfarms RSUs on substantially the same terms and conditions. The number of Bitfarms RSUs will be adjusted based on the exchange ratio, rounded to the nearest whole share.

●	Each outstanding vested or unvested option to purchase Stronghold Class A common stock, other than any such option that is held by a former employee or former non-employee director of, or former other service provider to Stronghold or its subsidiaries shall be automatically converted into an option to acquire a number of Bitfarms common shares on substantially the same terms and conditions. The number of Bitfarms common shares and exercise price for the new options will be adjusted based on the exchange ratio.

●	Each outstanding vested or unvested option to purchase Stronghold Class A common stock held by a former employee or former non-employee director of, or former other service provider to Stronghold or its subsidiaries shall be automatically cancelled and converted into the right to receive a number of Bitfarms common shares equal to the product of (i) the number of Stronghold Class A common stock subject to the option immediately prior to closing and (ii) (a) the excess, if any, of the merger consideration value (as defined herein) over the exercise price per share of Stronghold Class A common stock, divided by (b) the product obtained by multiplying the exchange ratio by the volume-weighted average price of the Bitfarms common shares for the five consecutive trading day period ending on the trading day immediately prior to closing (the “merger consideration value”).

●	At closing, each outstanding and unexercised warrant to purchase Stronghold Class A common stock will be converted into a warrant to acquire a number of Bitfarms common shares on substantially the same terms and conditions. The number of Bitfarms common shares and exercise price for the new warrants will be adjusted based on the exchange ratio.

●	To the extent requested by Bitfarms, Stronghold will, at Bitfarms’ expense, use reasonable best efforts to promptly obtain any consents or amendments as necessary to permit the consummation of the merger under Stronghold’s credit agreement (the “COC Amendment”). If the COC Amendment is not obtained on or prior to closing, Bitfarms will satisfy all outstanding obligations under such credit agreement and certain other debt instruments of Stronghold prior to or substantially concurrently with the consummation of the merger.

Bitfarms does not expect to request Stronghold to obtain the COC Amendment on or prior to closing. As a result, in accordance with the merger agreement, Bitfarms expects to settle Stronghold’s outstanding debt obligations immediately prior to closing with cash on hand. The unaudited pro forma condensed combined financial statements have been prepared based on the assumption that Bitfarms does not legally assume the outstanding debt. Cash paid by Bitfarms to settle Stronghold’s outstanding debt immediately prior to closing will be recognized as a component of purchase consideration and an assumed liability for the outstanding debt would not be recognized in acquisition accounting.

Bitfarms has not yet completed a valuation analysis of the fair market value of Stronghold’s assets to be acquired and liabilities to be assumed. The estimated purchase price allocation is based on management’s best estimate of the fair value based on currently available information. The final purchase price allocation will be determined following the completion of the detailed valuation, other studies, and necessary calculations. The final purchase price allocation could differ materially from the estimated purchase price allocation used to prepare the pro forma adjustments.

S-A-7

2.	Basis of Preparation

The Company’s unaudited pro forma condensed combined statement of financial position as at June 30, 2024, and the unaudited pro forma condensed combined statement of income for the six months ended June 30, 2024 and the year ended December 31, 2023 have been prepared by management for the purpose of presenting the impact of the merger, as described herein. While this transaction has not closed as of the date of this prospectus supplement, the unaudited pro forma condensed combined statement of financial position includes the pro forma effect of this transaction as if it had occurred on June 30, 2024. The unaudited pro forma condensed combined statement of income for the six months ended June 30, 2024 and the year ended December 31, 2023, include the pro forma effect of this transaction as if it had occurred on January 1, 2023.

The accounting policies used in the preparation of these unaudited pro forma condensed combined financial statements incorporate the accounting policies used by Bitfarms for the respective periods in the consolidated financial statements incorporated by reference in this prospectus supplement. Pro forma adjustments reflected in the unaudited pro forma condensed combined financial statements are based on certain currently available information and assumptions and methodologies that Bitfarms believes are appropriate under the circumstances. The unaudited pro forma condensed combined financial statements include all adjustments necessary for the fair presentation of the combined company’s pro forma financial position and results of operations following the closing of the merger as of and for the periods indicated.

All dollar amounts, except for per share information, or unless otherwise specified are expressed in thousands of U.S. dollars (“USD” or “$”) which is the presentation currency of Bitfarms.

Bitfarms’ unaudited pro forma condensed combined financial statements have been prepared using information derived from:

●	Bitfarms unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2024 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standards 34 (“IAS 34”) which are incorporated by reference in this prospectus supplement.

●	Bitfarms audited consolidated financial statements for the year ended December 31, 2023 prepared in accordance with IFRS as issued by the IASB and incorporated by reference in this prospectus supplement.

●	Stronghold unaudited interim condensed consolidated financial statements for the three months and six months ended June 30, 2024 prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and included elsewhere in this prospectus supplement. Adjustments have been made to Stronghold’s historical financial information to conform with Bitfarms’ IFRS accounting policies (see Note 4, U.S. GAAP to IFRS Adjustments to the Historical Financial Statements of Stronghold).

S-A-8

●	Stronghold audited consolidated financial statements for the year ended December 31, 2023 prepared in accordance with U.S. GAAP and included elsewhere in this prospectus supplement. Adjustments have been made to Stronghold’s historical financial information to conform with Bitfarms’ IFRS accounting policies (see Note 4, U.S. GAAP to IFRS Adjustments to the Historical Financial Statements of Stronghold).

The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with Bitfarms’ and Stronghold’s historical financial statements, and respective Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere or incorporated by reference in this prospectus supplement.

The unaudited pro forma condensed combined financial statements were prepared to depict the accounting for business combinations (“Transaction Accounting Adjustments”) in the unaudited pro forma condensed combined financial statements. Except for the Hosting Agreement that was entered into on September 12, 2024, Bitfarms and Stronghold have not had any historical relationship prior to June 30, 2024. Accordingly, no pro forma adjustments were required to eliminate activities between the companies in the historical financial statements. Upon closing of the merger, Bitfarms would effectively settle the pre-existing relationship and would recognize a loss in the unaudited pro forma condensed combined statement of earnings (loss) for the year ended December 31, 2023 based on the unfavourable element of the contract (see Note 5f), Pro forma Adjustments and Assumptions for the Merger – Hosting Agreement).

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have been achieved had the merger occurred on the dates assumed, nor are they indicative of Bitfarms’ future operating results or financial position. Because these unaudited pro forma condensed combined financial statements have been prepared based upon preliminary estimates, the impact of the merger and the timing thereof could cause material differences from the information presented herein.

The pro forma adjustments are based upon information and assumptions available at the time of the filing of this prospectus supplement as set forth in the notes to the unaudited pro forma condensed combined financial statements.

3.	Reclassification Adjustments to Historical Financial Information of Stronghold

Stronghold historical balances were derived from Stronghold’s historical consolidated financial statements as described above and are presented in accordance with U.S. GAAP.

Presentation and reclassification adjustments have been made to Stronghold’s historical financial information to conform with Bitfarms’ presentation, which resulted in a net impact of $nil on the net loss for the periods presented and a net impact of $nil on the unaudited interim condensed consolidated balance sheet information as at June 30, 2024.

S-A-9

STRONGHOLD INTERIM CONDENSED CONSOLIDATED BALANCE SHEET INFORMATION As at June 30, 2024 (In thousands of U.S. dollars)
	Stronghold Historical as Reported*	Presentation Reclassification			Stronghold Reclassified Historical
Stronghold Line Items	USD	USD	Notes	Bitfarms Line Items	USD

Assets				Assets
Cash and cash equivalents	4,876	-		Cash	4,876
Digital currencies	254	-		Digital assets	254
Accounts receivable	570	-		Trade receivables	570
Inventory	4,470	-		Electrical component inventory	4,470
Prepaid insurance	2,737	1,174	(i)	Short-term prepaid deposits	3,911
Due from related parties	97	(97)	(ii)
Other current assets	2,109	(1,077)	(i), (ii)	Other assets	1,032
Total current assets	15,113	-			15,113

Property, plant and equipment, net	134,083	1,696	(iii), (iv)	Property, plant and equipment	135,779
Operating lease right-of-use assets	1,107	-		Right-of-use assets	1,107
		52	(iv)	Intangible assets	52
Land	1,748	(1,748)	(iii)		-
Road bond	300	(300)	(v)		-
Security deposits	349	(349)	(v)		-
Other noncurrent assets	200	(200)	(v)		-
		849	(v)	Long-term deposits, equipment prepayments and other	849
Total assets	152,900	-		Total assets	152,900

Liabilities				Liabilities
Accounts payable	13,075	12,985	(vi)	Trade payables and accrued liabilities	26,060
Accrued liabilities	11,559	(11,559)	(vi)		-
Financed insurance premiums	1,426	(1,426)	(vi)		-
Current portion of long-term debt, net of discounts and issuance fees	16,347	-		Current portion of long-term debt	16,347
Current portion of operating lease liabilities	669	-		Current portion of lease liabilities	669
Due to related parties	1,107	-		Due to related parties	1,107
Total current liabilities	44,183	-		Total current liabilities	44,183

Asset retirement obligation	1,103	-		Asset retirement provision	1,103
Warrant liabilities	13,915	-		Warrant liabilities	13,915
Long-term debt, net of discounts and issuance fees	38,470	-		Long-term debt	38,470
Long-term operating lease liabilities	500	-		Lease liabilities	500
Other noncurrent liabilities	2,569	-		Other noncurrent liabilities	2,569
Total liabilities	100,740	-		Total liabilities	100,740

Redeemable common stock
Common Stock — Class V; $0.0001 par value; 34,560,000 shares authorized; 2,405,760 shares issued and outstanding as of June 30, 2024	10,416	-		Common Stock — Class V; $0.0001 par value; 34,560,000 shares authorized; 2,405,760 shares issued and outstanding as of June 30, 2024	10,416

Stockholders’ equity				Shareholders’ equity
Common Stock - Class A; $0.0001 par value; 685,440,000 shares authorized; 12,980,864 shares issued and outstanding as of June 30, 2024	1	(1)	(vii)		-
Series C convertible preferred stock; $0.0001 par value; 23,102 shares authorized; 5,990 shares issued and outstanding as of June 30, 2024	-	-			-
		4,060	(vii)	Share capital	4,060
Accumulated deficits	(336,974)	-		Accumulated deficits	(336,974)
Additional paid-in capital	378,717	(4,059)	(vii)	Contributed surplus	374,658
Total stockholders’ equity	41,744	-		Total equity	41,744
Total liabilities, redeemable common stock and stockholders’ equity	152,900	-		Total liabilities and equity	152,900

*	The historical reported information is derived from the Stronghold unaudited interim condensed consolidated financial statements for the three months and six months ended June 30, 2024 included elsewhere in this prospectus supplement.

(i)	Adjustment to reclassify a portion of other current assets to short-term prepaid deposits to align with Bitfarms’ presentation

(ii)	Adjustment to reclassify due from related parties to other assets to align with Bitfarms’ presentation

(iii)	Adjustment to reclassify land to property, plant and equipment align with Bitfarms’ presentation

(iv)	Adjustment to reclassify a portion of property, plant and equipment relating to software to intangible assets to align with Bitfarms’ presentation

(v)	Adjustment to reclassify road bond, security deposits and other noncurrent assets to long-term deposits, equipment prepayments and other to align with Bitfarms’ presentation

(vi)	Adjustments to reclassify accrued liabilities and financed insurance premiums to trade payables and accrued liabilities to align with Bitfarms’ presentation

(vii)	Adjustment to reclassify common stock – Class A and a portion of additional paid-in-capital to share capital to align with Bitfarms’ presentation

S-A-10

STRONGHOLD INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION
For the six months ended June 30, 2024
(in thousands of U.S. dollars, except per share amounts)

	Stronghold Historical as Reported*	Presentation Reclassification			Stronghold Reclassified Historical
Stronghold Line Items	USD	USD	Notes	Bitfarms Line Items	USD

Operating revenues:
Cryptocurrency mining	36,280	(36,280)	(i)		-
Cryptocurrency hosting	9,282	(9,282)	(i)		-
Energy	921	(921)	(i)		-
Other	143	(143)	(i)		-
Total operating revenues	46,626	(46,626)
		46,626	(i)	Revenues	46,626
		(38,758)	(ii)	Cost of revenues	(38,758)
				Gross (loss) profit	7,868

Operating expenses:				Operating expenses
Fuel	13,209	(13,209)	(ii)		-
Operations and maintenance	17,323	(6,744)	(ii)		-
		(10,552)	(iii)
		(27)	(v)
General and administrative	18,345	(18,345)	(iii)		-
		(28,897)	(iii)	General and administrative expenses	(28,897)
Depreciation and amortization	18,805	(18,805)	(ii)		-
Loss on disposal of fixed assets	1,731	(1,731)	(iv)		-
		(1,695)	(iv)	Gain (loss) on disposition of property, plant and equipment	(1,695)
Realized loss (gain) on sale of digital currencies	(380)	380			-
		380		Reversal of revaluation loss on digital assets	380
Unrealized gain on digital currencies	(147)	147			-
		147		Unrealized gain on digital currencies	147
Realized gain on sale of miner assets	(36)	36	(iv)		-
Total operating expenses	68,850	38,785
Net operating loss	(22,224)	27		Operating loss	(22,197)

Other income (expense):
Interest expense	(4,511)	4,511	(v)		-
Changes in fair value of warrant liabilities	11,296	(11,296)	(v)		-
		6,772	(v)	Net financial (expenses) income	6,772
Other	15	(15)	(v)		-
Total other (expense) income	6,799	(27)
Net loss	(15,425)	-		Net loss	(15,425)

*	The historical reported information is derived from the Stronghold unaudited interim condensed consolidated financial statements for the three months and six months ended June 30, 2024 included elsewhere in this prospectus supplement.

(i)	Adjustment to reclassify cryptocurrency mining, cryptocurrency hosting, energy and other to revenues to align with Bitfarms’ presentation

(ii)	Adjustment to reclassify fuel, depreciation and amortization and a portion of operations and maintenance to cost of revenues to align with Bitfarms’ presentation

(iii)	Adjustment to reclassify a portion of operations and maintenance to general and administrative expenses to align with Bitfarms’ presentation

(iv)	Adjustment to reclassify loss on disposal of fixed assets and realized gain on sale of miner assets to gain (loss) on disposition of property, plant and equipment to align with Bitfarms’ presentation

(v)	Adjustment to reclassify interest expense, changes in fair value of warrant liabilities, other and a portion of operations and maintenance to net financial expenses (income) to align with Bitfarms’ presentation

S-A-11

STRONGHOLD CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION
 For the year ended December 31, 2023
 (in thousands of U.S. dollars, except per share amounts)

	Stronghold Historical as Reported*	Presentation Reclassification			Stronghold Reclassified Historical
Stronghold Line Items	USD	USD	Notes	Bitfarms Line Items	USD

Operating revenues:
Cryptocurrency mining	52,885	(52,885)	(i)		-
Cryptocurrency hosting	14,615	(14,615)	(i)		-
Energy	5,814	(5,814)	(i)		-
Capacity	1,442	(1,442)	(i)		-
Other	210	(210)	(i)		-
Total operating revenues	74,966	(74,966)			-
		74,966	(i)	Revenues	74,966
		(77,831)	(ii)	Cost of revenues	(77,831)
				Gross (loss) profit	(2,865)

Operating expenses:				Operating expenses
Fuel	28,590	(28,590)	(ii)		-
Operations and maintenance	32,836	(13,826)	(ii)		-
		(18,958)	(iii)
		(52)	(v)
General and administrative	31,430	(31,430)	(iii)		-
		(50,388)	(iii)	General and administrative expenses	(50,388)
Depreciation and amortization	35,415	(35,415)	(ii)		-
Loss on disposal of fixed assets	3,818	(3,818)	(iv)		-
		(3,766)	(iv)	Loss on disposition of property, plant and equipment	(3,766)
Realized gain on sale of digital currencies	(968)	968			-
		968		Reversal of revaluation loss on digital assets	968
Realized (gain) loss on sale of miner assets	(52)	52	(iv)		-
Impairments on digital currencies	910	(910)			-
		(910)		Impairments on digital currencies	(910)
Impairments on equipment deposits	5,422	(5,422)			-
		(5,422)		Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	(5,422)
Total operating expenses	137,401	77,883
Net operating loss	(62,435)	52		Operating income (loss)	(62,383)

Other income (expense):
Interest expense	(9,846)	9,846	(v)		-
Loss on debt extinguishment	(28,961)	28,961	(v)		-
Changes in fair value of warrant liabilities	(647)	647	(v)		-
		(39,441)	(v)	Net financial (expenses) income	(39,441)
Other	65	(65)	(v)		-
Total other (expense) income	(39,389)	(52)
Net loss	(101,824)	-		Net loss	(101,824)

*	The historical reported information is derived from the Stronghold audited consolidated financial statements for the year ended December 31, 2023 included elsewhere in this prospectus supplement.

(i)	Adjustment to reclassify cryptocurrency mining, cryptocurrency hosting, energy, capacity and other to revenues to align with Bitfarms’ presentation

(ii)	Adjustment to reclassify fuel, depreciation and amortization and a portion of operations and maintenance to cost of revenues to align with Bitfarms’ presentation

(iii)	Adjustment to reclassify a portion of operations and maintenance to general and administrative expenses to align with Bitfarms’ presentation

(iv)	Adjustment to reclassify loss on disposal of fixed assets and realized (gain) loss on sale of miner assets to loss on disposition of property, plant and equipment to align with Bitfarms’ presentation

(v)	Adjustment to reclassify interest expense, loss on debt extinguishment, changes in fair value of warrant liabilities, other and a portion of operations and maintenance to net financial expenses (income) to align with Bitfarms’ presentation

S-A-12

4.	U.S. GAAP to IFRS Adjustments to the Historical Financial Statements of Stronghold

The historical financial information of Stronghold was prepared in accordance with U.S. GAAP. IFRS differs in certain material respects from U.S. GAAP. The following adjustments have been made to reflect the historical financial statements of Stronghold using Bitfarms’ IFRS accounting policies for purposes of the unaudited pro forma condensed combined financial statements.

a)	Digital assets

Under U.S. GAAP, Stronghold adopted ASU 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Subtopic 350-60) as of January 1, 2024, which requires all entities holding crypto assets that meet certain requirements to subsequently measure in-scope crypto assets at fair value, with the remeasurement recorded in net income. Before adopting ASU 2023-08, Stronghold accounted for its crypto assets (digital currencies) as indefinite-lived intangible assets, which follow a cost-less-impairment accounting model that only reflects decreases, but not increases, in the fair value of crypto asset holdings until sold.

Under IFRS, Bitfarms accounts for crypto assets (digital assets), as indefinite-lived intangible assets initially measured at cost, and subsequently measured under the revaluation model. Under the revaluation model, increases in the crypto assets’ carrying amount, determined as the excess of fair value on revaluation over the weighted average cost are recognized in other comprehensive income, except to the extent that they reverse a revaluation decrease previously recognized in profit or loss. Decreases are recognized in profit or loss, except to the extent that they reverse a revaluation increase previously recognized in other comprehensive income. Once the crypto asset is sold, the revaluation increase related to it is transferred from revaluation surplus to retained earnings.

To reflect the IFRS crypto assets accounting requirements and to align to Bitfarms’ accounting policy to subsequently measure crypto assets under the revaluation model, the following adjustments were made to the unaudited pro forma condensed combined statement of earnings (loss):

Increase (decrease)	For the six months ended June 30, 2024 $	For the year ended December 31, 2023 $
Reversal of revaluation loss on digital assets	(735)	(1,887)
Unrealized gain on digital currencies	(147)	-
Impairments on digital currencies	-	(910)
Income tax recovery	215	260

S-A-13

b)	Leases

Under U.S. GAAP, leases are classified as either finance or operating at lease commencement if specified criteria have been met, whereas IFRS does not distinguish between operating and finance leases. Rather, IFRS applies a single recognition and measurement model to all leases, which is similar to the treatment of finance leases under U.S. GAAP. To reflect the IFRS lease accounting requirements, the following adjustments were made to the unaudited pro forma condensed combined statement of financial position:

Increase (decrease)	As at June 30, 2024 $
Right-of-use assets	(120)
Accumulated deficit	120

To recognize the depreciation of the right-of-use assets and interest on lease liabilities in the unaudited pro forma condensed combined statement of earnings (loss), the following adjustments were made:

Increase (decrease)	For the six months ended June 30, 2024 $	For the year ended December 31, 2023 $
Cost of revenues	263	486
General and administrative expenses	(339)	(629)
Net financial (expenses) income	61	162

c)	Share-based payments

Under U.S. GAAP, Stronghold elected to apply the straight-line approach to expense recognition for share awards that vests in increments when measuring share-based payment awards. Under IFRS, where awards vest in increments, a graded vesting approach is used, resulting in a higher proportion of cost being allocated to the earlier years.

To reflect the IFRS share-based payment accounting requirements, the following adjustments to share-based payment expense were made to the unaudited pro forma condensed combined statement of earnings (loss):

Increase (decrease)	For the six months ended June 30, 2024 $	For the year ended December 31, 2023 $
General and administrative expenses	(212)	3,340

Further review may identify additional U.S. GAAP to IFRS and accounting policy differences, that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial statements of the combined company. At this time, Bitfarms is not aware of any other significant accounting policy differences that would have a material impact on the unaudited pro forma financial statements that are not reflected in the pro forma adjustments.

5.	Pro forma Adjustments and Assumptions for the Merger

The unaudited pro forma condensed combined financial statements include the following pro forma assumptions and adjustments:

a)	Elimination of historical equity

The pro forma adjustment eliminates the historical equity accounts of Stronghold.

b)	Purchase consideration

The total estimated purchase consideration of $168,763 was determined based on Stronghold’s issued and outstanding share capital and equity awards outstanding under Stronghold’s incentive compensation plans as of August 21, 2024, that will be exchanged or ultimately be paid out in cash on closing. The number of Bitfarms common shares to be issued is based on the number of shares of Stronghold Class A common stock outstanding multiplied by the exchange ratio, adjusted for fractional shares. The stock price assumed for the total estimated purchase consideration reflected in the unaudited pro forma condensed combined financial statements is the closing price of Bitfarms’ common shares on the Nasdaq Stock Market as at September 23, 2024 ($2.05 per share).

S-A-14

The following table summarizes the components of the estimated purchase consideration:

Share consideration
Conversion of Stronghold Series C preferred stock to Stronghold Class A common stock	1,497
Conversion of Company Holdco common units (together with cancellation of a corresponding number of Stronghold Class V common stock) to Stronghold Class A common stock	2,406
Stronghold RSUs outstanding that immediately vests in full	692
Stronghold Class A common stock outstanding	14,483
19,078
Exchange ratio	2.520
Total Bitfarms common shares to be issued	48,076
Bitfarms common share price	$2.05
$98,557
Replacement employee options (i)	$23
Settlement of pre-existing relationship (ii)	$(685)
Total share consideration	$97,895

Replacement warrants (iii)	$16,048

Cash consideration
Settlement of Stronghold indebtedness	$54,820
Total estimated purchase consideration	$168,763

(i)	Each of the outstanding vested or unvested Stronghold employee options will be automatically converted into new Bitfarms options at closing on substantially the same terms and conditions. In accordance with IFRS 2 Share-based payment (“IFRS 2”) Bitfarms will account for the portion of the estimated fair value of the Stronghold employee options attributable to the pre-combination service period as a component of estimated purchase consideration, and the remainder of the estimated fair value will be accounted for as post-combination expense by Bitfarms, subject to the grantees meeting the applicable vesting conditions. The number of Bitfarms common shares and exercise price of the new Bitfarms options is adjusted based on the exchange ratio. As the intent is for Stronghold employee options to be kept whole before and after the merger with no changes to the relevant terms and conditions, the Company does not expect there to be a material difference between the fair value of the Stronghold employee options and the new Bitfarms options at closing. The total estimated fair value of the new Bitfarms employee options as at September 23, 2024 is $23 and based on the vesting period completed was fully allocated to the estimated purchase consideration. The fair value of each new Bitfarms employee option ranges from $0.06 to $0.62 and has been calculated using the Black-Scholes model.

(ii)	In accordance with IFRS 3 upon closing of the merger, Bitfarms would effectively settle the pre-existing contractual relationship between Bitfarms and Stronghold and would recognize a loss based on the unfavourable element of the Hosting Agreement and reduce estimated purchase consideration transferred for the merger. For a more detailed discussion, see Note 5f) Pro forma Adjustments and Assumptions for the Merger – Hosting Agreement.

(iii)	IFRS 2 does not apply to share-based payments to acquire goods as part of a business combination in which IFRS 3 applies. As new Bitfarms warrants are issued as replacement of the Stronghold warrants, the exchange of warrants is accounted for in accordance with IAS 32 Financial Instruments: Presentations (“IAS 32”) and are classified as liabilities. The fair value of the new Bitfarms warrants issued to acquire Stronghold is a component of estimated purchase consideration. The estimated fair value of each new Bitfarms warrants as at September 23, 2024 is $1.60 and has been calculated using the Black-Scholes model.

S-A-15

The estimated purchase consideration reflected in the unaudited pro forma condensed combined financial statements do not purport to represent what the actual consideration transferred will be when the merger is consummated. The fair value of the Bitfarms common shares to be delivered as part of the consideration transferred will be measured, at closing, based on the number of outstanding Stronghold Class A common stock multiplied by the exchange ratio, which could differ materially from the assumed value disclosed in the notes to these unaudited pro forma condensed combined financial statements. Further, no effect has been given to any other new Stronghold Class A common stock or other equity awards that may be issued or granted subsequent to the date of this prospectus supplement and before the closing as a result the number of outstanding Stronghold Class A common stock or other equity awards is subject to change. The actual consideration transferred will also depend on the market price of Bitfarms’ common shares when the merger is consummated. The Company believes that an 86% fluctuation in the market price of the Bitfarms common shares is reasonably possible based on historical volatility, and the potential effect on the estimated purchase consideration would be:

	Bitfarms’ common share price	Estimated purchase consideration
As presented	2.05	168,763
86% increase	3.82	253,858
86% decrease	0.28	83,668

c)	Estimated purchase price allocation of consideration

The estimated purchase price allocation is based on management’s best estimate of the fair value based on currently available information. Pro forma adjustments have been made to eliminate Stronghold’s historical carrying values and to reflect the allocation of the estimated purchase price where there is a difference between the carrying value and fair value.

The final IFRS 3 purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final purchase price allocation may include changes in allocations to property plant and equipment, intangible assets (e.g., access to electricity, etc.) and goodwill based on the results of certain valuations and other studies that have yet to be completed and other changes to assets and liabilities.

The following table summarizes the allocation of the estimated purchase price:

Net identifiable assets of Stronghold acquired	As at June 30, 2024 $
Cash	4,876
Trade receivables	570
Other assets	1,032
Short-term prepaid deposits	3,911
Electrical component inventory	4,470
Digital assets	254
Property, plant and equipment	135,779
Right-of-use assets	1,107
Long-term deposits, equipment prepayments and other	849
Intangible assets	52
Trade payables and accrued liabilities	26,057
Current portion of lease liabilities	669
Due to related parties	1,107
Lease liabilities	500
Asset retirement provision	1,103
Other noncurrent liabilities	2,569
Total net identifiable assets	120,895
Goodwill	47,868
Purchase price	168,763

d)	Cancellation of redeemable common stock

Under U.S. GAAP, Stronghold classified its outstanding shares of Stronghold Class V common stock as mezzanine equity. Under IFRS, there is no concept of “temporary equity” or “mezzanine classification” which would result in classification differences. However, as summarized above, each share of Stronghold Class V common stock issued and outstanding immediately prior to closing shall be surrendered for cancellation and shall cease to exist. As a result, a pro forma adjustment was made to the unaudited pro forma condensed combined statement of financial position to eliminate redeemable common stock of $10,416.

S-A-16

e)	Vesting of Stronghold RSUs

Except for the Interim Stronghold RSUs, each Stronghold RSU that is outstanding immediately prior to closing will immediately vest in full. As a result, a pro forma adjustment of $1,987 was made to the unaudited pro forma condensed combined statement of earnings (loss) for the year ended December 31, 2023, to increase share-based compensation expense recorded in general and administrative expenses related to the RSUs that will vest upon the consummation of the merger.

f)	Hosting Agreement

On September 12, 2024, Bitfarms entered into a Hosting Agreement with Stronghold Digital Mining Hosting, LLC, a wholly-owned subsidiary of Stronghold. Simultaneously with the execution of the Hosting Agreement, Bitfarms provided Stronghold with a deposit of $7.8 million. The deposit bears interest at SOFR plus 1% and will be returned to Bitfarms at the end of the hosting term. The 1% spread on the deposit when compared with terms for current market transactions for same or similar items is unfavourable to Bitfarms. The Hosting Agreement was determined to be a separate transaction and is considered a pre-existing contractual relationship between Bitfarms and Stronghold. Upon closing of the merger, Bitfarms would effectively settle the pre-existing relationship and would recognize a loss based on the unfavourable element of the contract. As a result, a pro forma adjustment of $685 was made to the unaudited pro forma condensed combined statement of earnings (loss) for the year ended December 31, 2023, to increase general and administrative expenses.

g)	Exchange of Stronghold non-employee options for new Bitfarms options

Each outstanding vested or unvested option to purchase Stronghold Class A common stock held by a former employee or former non-employee director of, or former other service provider to Stronghold or its subsidiaries shall be automatically cancelled and converted into the right to receive a number of Bitfarms common shares on closing. Since the Stronghold non-employee options are out of the money, the Company does not expect to issue any additional Bitfarms common shares for these Stronghold non-employee options. As a result, a pro forma adjustment of $5 was made to the unaudited pro forma condensed combined statement of earnings (loss) for the year ended December 31, 2023, to increase share-based compensation expense recorded in general and administrative expenses related to the cancellation of the non-employee options upon the consummation of the merger.

h)	Exchange of Stronghold warrants for new Bitfarms warrants

Each outstanding and unexercised warrant to purchase Stronghold Class A common stock shall cease to represent a right to acquire Stronghold Class A common stock and shall be replaced with a warrant to acquire a number of Bitfarms common shares on substantially the same terms and conditions. As summarized above in Note 5b) Pro forma Adjustments and Assumptions for the Merger – Purchase consideration, Bitfarms will account for the new Bitfarms warrants as a component of estimated purchase consideration. Since the Stronghold warrants will be replaced, a pro forma adjustment was made to the unaudited pro forma condensed combined statement of financial position to decrease warrant liabilities by $13,915.

Both the Stronghold warrants and the new Bitfarms warrants are classified as liabilities that are measured at fair value through net income at the end of each reporting period. Based on the information currently available, it is expected that the fair value of the Stronghold warrants will have a similar fair value as the new Bitfarms warrants, no material impact to profit or loss is expected and therefore no adjustment was made to the unaudited pro forma condensed combined statement of earnings (loss).

i)	Settlement of Stronghold’s outstanding indebtedness

As summarized above in Note 1 Description of the Transaction, Bitfarms intends to settle Stronghold’s outstanding debt obligations immediately prior to closing with cash on hand. As a result of the settlement, a pro forma adjustment was made to the unaudited pro forma condensed combined statement of financial position to decrease the current portion of long-term debt, long-term debt and accrued interest in trade payables and accrued liabilities by $16,347, $38,470 and $3 respectively.

The unaudited pro forma condensed combined statement of earnings (loss) for the six months ended June 30, 2024 and the year ended December 31, 2023 reflects a pro forma adjustment to decrease net financial expenses (income) by $4,511 and $9,755 respectively to eliminate the historical interest expense recorded related to Stronghold’s outstanding debt.

S-A-17

j)	Transaction costs

The Company's transaction costs for the merger are expected to approximate $6,323, of which $nil were included in the Company’s consolidated statements of profit or loss for the six months ended June 30, 2024 and the year ended December 31, 2023.

Estimated nonrecurring incremental transaction costs of $6,323 that will be incurred subsequent to June 30, 2024, that have not yet been expensed in Bitfarms’ historical statements of profit or loss or accrued in the historical statements of financial position are reflected as an adjustment to:

●	Increase trade payables and accrued liabilities and accumulated deficit in the unaudited pro forma condensed combined statement of financial position.

●	Increase general and administrative expenses in the unaudited pro forma condensed combined statement of earnings (loss) for the year ended December 31, 2023.

k)	Income taxes

The pro forma adjustments to the unaudited pro forma condensed combined statement of earnings (loss) for the six months ended June 30, 2024 and the year ended December 31, 2023 do not have an income tax effect due to the pro forma net loss position and it is not probable that deferred tax assets will be utilized.

6. Pro forma net loss per share

Basic and diluted net loss per share is calculated by dividing the pro forma net loss for the period by the pro forma weighted average numbers of Bitfarms common shares that would have been outstanding during the period using the treasury stock method. The weighted average number of Bitfarms common shares was determined by taking the historical weighted average number of Bitfarms common shares outstanding and adjusting for the shares issued under the merger as follows:

	For the six months ended June 30, 2024	For the year ended December 31, 2023
Numerator
Numerator for basic and diluted net loss per common share - Pro forma net loss	$(43,933)	$(209,181)

Denominator
Denominator for basic net loss per common share – weighted average number of common shares	369,992,000	262,237,000
Pro forma adjustment for newly issued shares related to the merger	48,076,299	48,076,299
Pro Forma denominator for basic net loss per common shares – weighted average common shares	418,068,299	310,313,299
Effect of dilutive securities (i)	-	-
Pro forma denominator for diluted net loss per common shares – weighted average common shares	418,068,299	310,313,299

Pro forma basic and diluted net loss per common share	$(0.11)	$(0.67)

(i)	Potentially dilutive securities have not been included in the calculation of diluted net loss per share because their effect is anti-dilutive.

S-A-18

SCHEDULE “A-2”

STRONGHOLD DIGITAL MINING, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

S-B-1

Management’s Report on Financial Statements and Practices

The accompanying consolidated financial statements of the Company were prepared by Management, which is responsible for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on Management’s best judgments and estimates. The other financial information included in this Annual Report on Form 10-K is consistent with that in the consolidated financial statements.

Management also recognizes its responsibility for conducting the Company’s affairs according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in key policy statements issued from time to time regarding, among other things, conduct of its business activities within the laws of host countries in which the Company operates and potentially conflicting outside business interests of its employees. The Company maintains a systematic program to assess compliance with these policies.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Stronghold Digital Mining, Inc.

New York, New York

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Stronghold Digital Mining, Inc. and subsidiaries (the “Company”) as of December 31, 2023, and 2022, the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

/s/ Urish Popeck & Co., LLC

Pittsburgh, PA

March 8, 2024

S-B-2

STRONGHOLD DIGITAL MINING, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS:
Cash and cash equivalents	$4,214,613	$13,296,703
Digital currencies	3,175,595	109,827
Accounts receivable	507,029	10,837,126
Inventory	4,196,812	4,471,657
Prepaid insurance	3,787,048	4,877,935
Due from related parties	97,288	73,122
Other current assets	1,675,084	1,975,300
Total current assets	17,653,469	35,641,670
Equipment deposits	8,000,643	10,081,307
Property, plant and equipment, net	144,642,771	167,204,681
Operating lease right-of-use assets	1,472,747	1,719,037
Land	1,748,440	1,748,440
Road bond	299,738	211,958
Security deposits	348,888	348,888
Other noncurrent assets	170,488	—
TOTAL ASSETS	$174,337,184	$216,955,981
LIABILITIES:
Accounts payable	11,857,052	27,540,317
Accrued liabilities	10,787,895	8,893,248
Financed insurance premiums	2,927,508	4,587,935
Current portion of long-term debt, net of discounts and issuance fees	7,936,147	17,422,546
Current portion of operating lease liabilities	788,706	593,063
Due to related parties	718,838	1,375,049
Total current liabilities	35,016,146	60,412,158
Asset retirement obligation	1,075,728	1,023,524
Warrant liabilities	25,210,429	2,131,959
Long-term debt, net of discounts and issuance fees	48,203,762	57,027,118
Long-term operating lease liabilities	776,079	1,230,001
Contract liabilities	241,420	351,490
Total liabilities	110,523,564	122,176,250
COMMITMENTS AND CONTINGENCIES (NOTE 11)
REDEEMABLE COMMON STOCK:
Common Stock – Class V; $0.0001 par value; 34,560,000 shares authorized and 2,405,760 and 2,605,760 shares issued and outstanding as of December 31, 2023, and 2022, respectively.	20,416,116	11,754,587
Total redeemable common stock	20,416,116	11,754,587
STOCKHOLDERS’ EQUITY (DEFICIT):
Common Stock – Class A; $0.0001 par value; 685,440,000 shares authorized; 11,115,561 and 3,171,022 shares issued and outstanding as of December 31, 2023, and 2022, respectively.	1,112	317
Series C convertible preferred stock; $0.0001 par value; 23,102 shares authorized; 5,990 and 0 shares issued and outstanding as of December 31, 2023, and 2022, respectively.	1	—
Series D convertible preferred stock; $0.0001 par value; 15,582 shares authorized; 7,610 and 0 shares issued and outstanding as of December 31, 2023, and 2022, respectively.	1	—
Accumulated deficits	(331,647,755)	(240,443,302)
Additional paid-in capital	375,044,145	323,468,129
Total stockholders' equity	43,397,504	83,025,144
Total redeemable common stock and stockholders' equity	63,813,620	94,779,731
TOTAL LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS' EQUITY	$174,337,184	$216,955,981

The accompanying notes are an integral part of these consolidated financial statements.

S-B-3

STRONGHOLD DIGITAL MINING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended
	December 31, 2023	December 31, 2022
OPERATING REVENUES:
Cryptocurrency mining	$52,885,456	$58,763,565
Cryptocurrency hosting	14,614,589	459,872
Energy	5,814,251	45,384,953
Capacity	1,442,067	5,469,648
Other	209,937	145,780
Total operating revenues	74,966,300	110,223,818
OPERATING EXPENSES:
Fuel	28,590,348	32,970,826
Operations and maintenance	32,836,172	57,030,189
General and administrative	31,430,280	44,460,810
Depreciation and amortization	35,415,286	47,235,344
Loss on disposal of fixed assets	3,818,307	2,511,262
Realized gain on sale of digital currencies	(967,995)	(1,102,220)
Realized (gain) loss on sale of miner assets	(52,000)	8,012,248
Impairments on miner assets	—	40,683,112
Impairments on digital currencies	910,029	8,339,660
Impairments on equipment deposits	5,422,338	17,348,742
Total operating expenses	137,402,765	257,489,973
NET OPERATING LOSS	(62,436,465)	(147,266,155)
OTHER INCOME (EXPENSE):
Interest expense	(9,846,359)	(13,911,008)
Loss on debt extinguishment	(28,960,947)	(40,517,707)
Gain on extinguishment of PPP loan	—	841,670
Changes in fair value of warrant liabilities	(646,722)	4,226,171
Realized gain on sale of derivative contract	—	90,953
Changes in fair value of forward sale derivative	—	3,435,639
Changes in fair value of convertible note	—	(2,167,500)
Other	65,000	95,970
Total other income (expense)	(39,389,028)	(47,905,812)
NET LOSS	$(101,825,493)	$(195,171,967)
NET LOSS attributable to noncontrolling interest	(30,428,749)	(105,910,737)
Deemed contribution from exchange of Series C convertible preferred stock	20,492,568	—
NET LOSS attributable to Stronghold Digital Mining, Inc.	$(50,904,176)	$(89,261,230)

NET LOSS attributable to Class A common shareholders:
Basic	$(7.46)	$(34.53)
Diluted	$(7.46)	$(34.53)

Weighted average number of Class A common shares outstanding:
Basic	6,821,173	2,584,907
Diluted	6,821,173	2,584,907

The accompanying notes are an integral part of these consolidated financial statements.

S-B-4

STRONGHOLD DIGITAL MINING, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Year Ended December 31, 2022
	Noncontrolling Redeemable Preferred		Common A			Additional
	Series A Shares	Amount	Shares	Amount	Accumulated Deficit	Paid-in Capital	Stockholders' Equity
Balance – January 1, 2022	115,200	$37,670,161	2,001,607	$200	$(338,709,688)	$241,874,549	$(59,164,778)
Net loss attributable to Stronghold Digital Mining, Inc.	—	—	.	—	(89,261,230)	—	(89,261,230)
Net loss attributable to noncontrolling interest	—	(4,140,324)	—	—	(101,770,413)	—	(105,910,737)
Maximum redemption right valuation [Common V Units]	—	—	—	—	289,298,029	—	289,298,029
Stock-based compensation	—	—	—	—	—	13,890,350	13,890,350
Issuance of common stock – September 2022 Private Placement	—	—	287,676	30	—	2,241,280	2,241,310
Vesting of restricted stock units	—	—	24,106	2	—	(2)	—
McClymonds arbitration award – paid by Q Power	—	—	—	—	—	5,038,122	5,038,122
Warrants issued and outstanding	—	—	—	—	—	26,894,078	26,894,078
Exercised warrants	—	—	642,433	64	—	(64)	—
Redemption of Series A convertible preferred units	(115,200)	(33,529,837)	115,200	11	—	33,529,826	—
Redemption of Class V shares	—	—	100,000	10	—	(10)	—
Balance – December 31, 2022	—	—	3,171,022	317	(240,443,302)	323,468,129	83,025,144

	Year Ended December 31, 2023
	Convertible Preferred		Convertible Preferred		Common A			Additional
	Series C Shares	Amount	Series D Shares	Amount	Shares	Amount	Accumulated Deficit	Paid-in Capital	Stockholders' Equity
Balance – January 1, 2023	—	$—	—	$—	3,171,022	$317	$(240,443,302)	$323,468,129	$83,025,144
Net loss attributable to Stronghold Digital Mining, Inc.	—	—	—	—	—	—	(71,396,744)	—	(71,396,744)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	(30,428,749)	—	(30,428,749)
Maximum redemption right valuation [Common V Units]	—	—	—	—	—	—	(9,871,528)	—	(9,871,528)
Stock-based compensation	—	—	—	—	250,000	25	—	9,238,801	9,238,826
Vesting of restricted stock units	—	—	—	—	442,690	44	—	(44)	—
Exercised warrants	—	—	—	—	1,710,486	171	—	145	316
Warrants issued and outstanding	—	—	—	—	—	—	—	1,739,882	1,739,882
Redemption of Class V shares	—	—	—	—	200,000	20	—	1,209,980	1,210,000
Issuance of common stock to settle payables	—	—	—	—	116,206	12	—	1,063,177	1,063,189
Issuance of common stock – April 2023 Private Placement	—	—	—	—	566,661	57	—	941,595	941,652
Issuance of common stock – ATM Agreement	—	—	—	—	1,794,587	180	—	10,803,720	10,803,900
Issuance of Series C convertible preferred stock	23,102	2	—	—	—	—	—	45,386,944	45,386,946
Conversion of Series C preferred stock	(1,530)	—	—	—	382,500	38	—	(38)	—
Exchange of Series C convertible preferred stock for Series D convertible preferred stock	(15,582)	(1)	15,582	1	—	—	20,492,568	(20,641,472)	(148,904)
Conversion of Series D preferred stock	—	—	(7,972)	—	1,481,409	148	—	(148)	—
Issuance of common stock – December 2023 Private Placement	—	—	—	—	1,000,000	100	—	1,833,474	1,833,574
Balance – December 31, 2023	5,990	$1	7,610	$1	11,115,561	$1,112	$(331,647,755)	$375,044,145	$43,397,504

The accompanying notes are an integral part of these consolidated financial statements.

S-B-5

STRONGHOLD DIGITAL MINING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	December 31, 2023	December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(101,825,493)	$(195,171,967)
Adjustments to reconcile net loss to cash flows from operating activities:
Depreciation and amortization	35,415,286	47,235,344
Accretion of asset retirement obligation	52,204	49,576
Gain on extinguishment of PPP loan	—	(841,670)
Loss on disposal of fixed assets	3,818,307	2,511,262
Realized (gain) loss on sale of miner assets	(52,000)	8,012,248
Change in value of accounts receivable	1,867,506	—
Amortization of debt issuance costs	212,566	2,935,795
Stock-based compensation	9,238,826	13,890,350
Loss on debt extinguishment	28,960,947	40,517,707
Impairments on equipment deposits	5,422,338	17,348,742
Impairments on miner assets	—	40,683,112
Changes in fair value of warrant liabilities	646,722	(4,226,171)
Changes in fair value of forward sale derivative	—	(3,435,639)
Realized gain on sale of derivative contract	—	(90,953)
Forward sale contract prepayment	—	970,000
Changes in fair value of convertible note	—	2,167,500
Other	470,905	2,217,458
(Increase) decrease in digital currencies:
Mining revenue	(62,236,771)	(58,763,565)
Net proceeds from sales of digital currencies	58,260,974	56,172,048
Impairments on digital currencies	910,029	8,339,660
(Increase) decrease in assets:
Accounts receivable	8,108,710	(8,725,271)
Prepaid insurance	6,728,976	6,908,215
Due from related parties	(91,617)	(5,671)
Inventory	274,845	(1,099,402)
Other assets	(234,858)	(603,963)
Increase (decrease) in liabilities:
Accounts payable	(4,250,888)	(3,093,265)
Due to related parties	28,241	(55,611)
Accrued liabilities	1,704,321	(180,943)
Other liabilities, including contract liabilities	(577,189)	(819,461)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(7,147,113)	(27,154,535)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(15,915,398)	(70,935,935)
Proceeds from sale of equipment deposits	—	13,013,974
Equipment purchase deposits – net of future commitments	(8,000,643)	(13,656,428)
Purchase of reclamation bond	(87,780)	—
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(24,003,821)	(71,578,389)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of debt	(7,147,771)	(76,119,454)
Repayments of financed insurance premiums	(7,047,122)	(4,598,592)
Proceeds from debt, net of issuance costs paid in cash	(170,135)	152,358,118
Proceeds from private placements, net of issuance costs paid in cash	25,257,567	8,599,440
Proceeds from ATM, net of issuance costs paid in cash	11,175,989	—
Proceeds from exercise of warrants	316	—
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	22,068,844	80,239,512
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,082,090)	(18,493,412)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	13,296,703	31,790,115
CASH AND CASH EQUIVALENTS – END OF PERIOD	$4,214,613	$13,296,703

The accompanying notes are an integral part of these consolidated financial statements.

S-B-6

STRONGHOLD DIGITAL MINING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NATURE OF OPERATIONS

Stronghold Digital Mining, Inc. (“Stronghold Inc.” or the “Company”) was incorporated as a Delaware corporation on March 19, 2021. The Company is a low-cost, environmentally beneficial, vertically integrated crypto asset mining company focused on mining Bitcoin and environmental remediation and reclamation services. The Company wholly owns and operates two coal refuse power generation facilities that it has upgraded: (i) the Company’s first reclamation facility located on a 650-acre site in Scrubgrass Township, Venango County, Pennsylvania, which the Company acquired the remaining interest of in April 2021, and has the capacity to generate approximately 83.5 megawatts (“MW”) of electricity (the “Scrubgrass Plant”); and (ii) a facility located near Nesquehoning, Pennsylvania, which the Company acquired in November 2021, and has the capacity to generate approximately 80 MW of electricity (the “Panther Creek Plant,” and collectively with the Scrubgrass Plant, the “Plants”). Both facilities qualify as an Alternative Energy System because coal refuse is classified under Pennsylvania law as a Tier II Alternative Energy Source (large-scale hydropower is also classified in this tier). The Company is committed to generating energy and managing its assets sustainably, and the Company believes that it is one of the first vertically integrated crypto asset mining companies with a focus on environmentally beneficial operations.

Stronghold Inc. operates in two business segments – the Energy Operations segment and the Cryptocurrency Operations segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”). This segment presentation is consistent with how the Company’s CODM, its chief executive officer, evaluates financial performance and makes resource allocation and strategic decisions about the business.

Energy Operations

The Company operates as a qualifying cogeneration facility (“Facility”) under the provisions of the Public Utilities Regulatory Policies Act of 1978 and sells its electricity into the PJM Interconnection Merchant Market (“PJM”) under a Professional Services Agreement (“PSA”) with Customized Energy Solutions (“CES”), effective July 27, 2022. Under the PSA, CES agreed to act as the exclusive provider of services for the benefit of the Company related to interfacing with PJM, including handling daily marketing, energy scheduling, telemetry, capacity management, reporting, and other related services for the Plants. The initial term of the agreement is two years, and then will extend automatically on an annual basis unless terminated by either party with 60 days written (or electronic) notice prior to the current term end. The Company’s primary fuel source is waste coal which is provided by various third parties. Waste coal tax credits are earned by the Company by generating electricity utilizing coal refuse. In addition to the Company earning Tier II Renewable Energy Credits (“RECs”) for its use of coal refuse as its primary fuel source, the Company also earns waste coal tax credits for generating electricity utilizing coal refuse.

Cryptocurrency Operations

The Company is also a vertically-integrated digital currency mining business. The Company buys and maintains a fleet of Bitcoin miners, as well as the required infrastructure, and provides power to third-party digital currency miners under hosting agreements. The digital currency mining operations are in their early stages, and digital currencies and energy pricing mining economics are volatile and subject to uncertainty. The Company’s current strategy will continue to expose it to the numerous risks and volatility associated with the digital mining and power generation sectors, including fluctuating Bitcoin-to-U.S.-Dollar prices, the costs and availability of miners, the number of market participants mining Bitcoin, the availability of other power generation facilities to expand operations, and regulatory changes.

S-B-7

NOTE 1 – BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The financial information included herein reflects the consolidated financial position of the Company as of December 31, 2023, and 2022, and its consolidated results of operations and cash flows for the years then ended. Certain reclassifications of amounts previously reported have been made to the accompanying consolidated financial statements in order to conform to current presentation. Additionally, since there are no differences between net income (loss) and comprehensive income (loss), all references to comprehensive income (loss) have been excluded from the consolidated financial statements.

On May 15, 2023, following approval by the Board of Directors (the “Board”) and stockholders of the Company, the Company effected a 1-for-10 reverse stock split (“Reverse Stock Split”) of its Class A common stock, par value $0.0001 per share, and Class V common stock, par value $0.0001 per share. The par values of the Company’s Class A and Class V common stock were not adjusted as a result of the Reverse Stock Split. All share and per share amounts and related stockholders’ equity balances presented herein have been retroactively adjusted to reflect the Reverse Stock Split.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of the significant accounting policies followed by the Company is presented below.

Reclassification

During the first quarter of 2023, the Company revised its accounting policy to reclassify the presentation of imported power charges. Imported power charges are now recorded within fuel expenses, whereas they were previously netted against energy revenue. The prior period has been reclassified to conform to the current period presentation. The reclassification had no impact on net operating income (loss), earnings per share or equity. The reclassification increased energy revenues and fuel expenses for the year ended December 31, 2022, as shown in the table below.

December 31, 2022
Energy revenues – previously disclosed	$41,194,237
Reclassification: imported power charges	4,190,716
Energy revenues – reclassified	$45,384,953

Fuel expenses – previously disclosed	$28,780,110
Reclassification: imported power charges	4,190,716
Fuel expenses – reclassified	$32,970,826

Cash and Cash Equivalents

Cash and cash equivalents consists of short-term, highly-liquid investments with original maturities of three months or less. As of December 31, 2023, the Company’s cash and cash equivalents balance does not include any restricted cash. The Company maintains its cash in non-interest bearing accounts that are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company’s deposits may, from time to time, exceed the $250,000 limit; however, management believes that there is no unusual risk present, as the Company places its cash with, what management considers to be, high-quality financial institutions.

S-B-8

Digital Currencies

Digital currencies are classified in the consolidated balance sheet as current assets and are considered an intangible asset with an indefinite useful life. Although indefinite-lived intangible assets are generally considered noncurrent assets, the Company classifies its digital currencies as current assets because the Company expects to realize the cash flows associated with such assets within a year. The cryptocurrency awards it earns are regularly converted into U.S. dollars, without limitations or restrictions, to support the Company’s ongoing operations in the normal course of business. Digital currencies are recorded at cost less any impairments. Bitcoin is the only cryptocurrency the Company mines or holds. Bitcoin is highly liquid, fungible and readily converted into U.S. dollars similar to the Company’s cash and cash equivalents.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances indicate that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the lowest quoted price of the cryptocurrency at the time its fair value is being measured (i.e., daily). In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. However, given the existence of a quoted price for Bitcoin on active markets, the Company exercises its unconditional option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period when the market price is below the carrying value and proceed directly to performing the quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from trade receivable or other balances outstanding at period end. An allowance for doubtful accounts is provided when necessary and is based on management’s evaluation of outstanding accounts receivable at period end. The potential risk of collectability is limited to the amount recorded in the consolidated financial statements.

Inventory

Waste coal, fuel oil and limestone are valued at the lower of average cost or net realizable value and include all related transportation and handling costs. The Company performs periodic assessments to determine the existence of obsolete, slow-moving and unusable inventory and records provisions to reduce such inventories to net realizable value as necessary.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, including those assets associated with the Cryptocurrency Operations segment, such as cryptocurrency miners, storage trailers and related electrical components. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance and repairs are charged to expenses as incurred. When property, plant and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the consolidated statements of operations. Depreciation is recognized over the remaining estimated useful lives (“EUL”) of the related assets using the straight-line method.

The Company’s depreciation is based on its Facility being considered a single property unit. Certain components of the Facility may require a replacement or overhaul several times over its EUL. Costs associated with overhauls are generally recorded as expenses in the period incurred. However, in instances where a replacement of a Facility component is significant and the Company can reasonably estimate the original cost of the component being replaced, the Company will write-off the replaced component and capitalize the cost of the replacement. The component will be depreciated over the lesser of the EUL of the component or the remaining EUL of the Facility.

In conjunction with ASC 360, Property, Plant, and Equipment, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of the long-lived asset or asset group to undiscounted future cash flows expected to be generated by the long-lived asset or asset group. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the asset is used, and the effects of obsolescence, demand, competition, and other economic factors. If such a long-lived asset or asset group is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the long-lived asset or asset group exceeds its fair value. Based on the Company’s analysis, the Company’s long-lived assets were recoverable as of December 31, 2023; however, impairment indicators existed throughout 2022, and as of December 31, 2022, that resulted in impairments on miner assets of $40,683,112 for the year then ended.

S-B-9

Management has assessed the basis of depreciation of the Company’s Bitcoin miners used to verify digital currency transactions and generate digital currencies and believes they should be depreciated over a three-year period. The rate at which the Company generates digital assets, and therefore, consumes the economic benefits of its transaction verification servers, is influenced by a number of factors including the following:

1.	The complexity of the transaction verification process which is driven by the algorithms contained within the Bitcoin open source software;

2.	The general availability of appropriate computer processing capacity on a global basis (commonly referred to as hash rate capacity); and

3.	Technological obsolescence reflecting rapid development in the transaction verification server industry such that more recently developed hardware is more economically efficient to run in terms of digital assets generated as a function of operating costs, primarily power costs (i.e., the speed of hardware evolution in the industry is such that later hardware models generally have faster processing capacity combined with lower operating costs and a lower cost of purchase).

The Company operates in an emerging industry for which limited data is available to make estimates of the useful economic lives of specialized equipment. Management has determined that three years best reflects the current expected useful life of its Bitcoin miners. This assessment takes into consideration the availability of historical data and management’s expectations regarding the direction of the industry including potential changes in technology. Management reviews this estimate annually and will revise this estimate, as necessary, if and when the available supporting data changes.

To the extent that any of the assumptions underlying management’s estimate of useful life for its transaction verification servers are subject to revision in a future reporting period, either as a result of changes in circumstances or through the availability of greater quantities of data, the estimated useful life could change and have a prospective impact on depreciation expense and the carrying amounts of these Bitcoin miner assets.

Right-of-Use Assets

A right-of-use (“ROU”) asset represents the right to use an underlying asset for the term of the lease, and the corresponding liability represents an obligation to make periodic payments arising from the lease. A determination of whether an arrangement includes a lease is made at the inception of the arrangement. ROU assets and liabilities are recognized on the consolidated balance sheet, at the commencement date of the lease, in an amount equal to the present value of the lease payments over the term of the lease, calculated using the interest rate implicit in the lease arrangement or, if not known, the Company’s incremental borrowing rate. The present value of a ROU asset also includes any lease payments made prior to commencement of the lease and excludes any lease incentives received or to be received under the arrangement. The lease term includes options to extend or terminate the lease when it is reasonably certain that such options will be exercised. Operating leases that have original terms of less than 12 months, inclusive of options to extend that are reasonably certain to be exercised, are classified as short-term leases and are not recognized on the consolidated balance sheet.

Operating lease ROU assets are recorded as noncurrent assets on the consolidated balance sheet. The corresponding liabilities are recorded as operating lease liabilities, either current or noncurrent, as applicable, on the consolidated balance sheet. Operating lease costs are recognized on a straight-line basis over the lease term within operations and maintenance or general and administrative expenses based on the use of the related ROU asset.

Debt

The Company records its debt balances net of any discounts or premiums and issuance fees. Discounts and premiums are amortized as interest expense or income over the life of the debt in such a way as to result in a constant rate of interest when applied to the amount outstanding at the beginning of any given period. Debt issuance costs are amortized as interest expense over the scheduled maturity of the debt. Unamortized debt issuance costs are recognized as direct deduction from the carrying of the related debt in the consolidated balance sheet.

S-B-10

Asset Retirement Obligations

Asset retirement obligations, including those conditioned on future events, are recorded at fair value in the period in which they are incurred, if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset in the same period. In each subsequent period, the liability is accreted to its present value, and the capitalized cost is depreciated over the EUL of the long-lived asset. If the asset retirement obligation is settled for an amount other than the carrying amount of the liability, the Company recognizes a gain or loss on settlement. The Company’s asset retirement obligation represents the cost the Company would incur to perform environmental clean-up or dismantle certain portions of the Facility.

Warrants

Accounting for warrants includes an initial assessment of whether the warrants qualify as debt or equity. For warrants that meet the definition of debt instruments, the Company records the warrant liabilities at fair value as of the issuance date and recognizes changes in the fair value of the warrants each reporting period within other income (expense). For warrants that meet the definition of equity instruments, the Company records the warrants at fair value as of the issuance date within stockholders’ equity.

Derivative Contracts

In accordance with guidance on accounting for derivative instruments and hedging activities, all derivatives should be recognized at fair value. Derivatives, or any portion thereof, that are not designated as, and effective as, hedges must be adjusted to fair value through earnings. Derivative contracts are classified as either assets or liabilities on the consolidated balance sheets. Certain contracts that require physical delivery may qualify or be designated as normal purchases and normal sales. Such contracts are accounted for on an accrual basis.

The Company may use derivative instruments to mitigate its exposure to various energy commodity market risks. The Company does not enter into any derivative contracts or similar arrangements for speculative or trading purposes. The Company will, at times, sell its forward unhedged electricity capacity to stabilize its future operating margins. As of December 31, 2023, and 2022, there were no open energy commodity derivatives outstanding.

The Company may also use derivative instruments to mitigate the risks of Bitcoin market pricing volatility. The Company entered into a variable prepaid forward sale contract that mitigated Bitcoin market pricing volatility risks between a low and high collar of Bitcoin market prices during the contract term, which settled in September 2022. The contract met the definition of a derivative transaction pursuant to guidance under ASC 815, Derivatives and Hedging, and the contract was considered a compound derivative instrument that required fair value presentation subject to remeasurement each reporting period. The changes in fair value of the forward sale derivative were recorded in the consolidated statement of operations for the year ended December 31, 2022. As of December 31, 2023, and 2022, there were no open Bitcoin derivatives outstanding.

Fair Value Measurements

The Company measures at fair value certain of its financial and non-financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price, based on the highest and best use of the asset or liability. The levels of the fair value hierarchy are:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data; and

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

S-B-11

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The core principle of this revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when the company satisfies the performance obligations.

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. Per ASC 606, a performance obligation meets the definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct); and (ii) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts or both.

When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration;

●	Constraining estimates of variable consideration;

●	The existence of a significant financing component in the contract;

●	Non-cash consideration; and

●	Consideration payable to a customer.

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

S-B-12

The Company’s policies with respect to its revenue streams are detailed below.

Cryptocurrency Mining Revenue

The Company has entered into digital asset mining pools by executing contracts, as amended from time to time, with mining pool operators to provide computing power and perform hash computations for the mining pool operators. The contracts are terminable at any time by either party without penalty, and therefore, the duration of the contracts does not extend beyond the services already transferred. The Company’s enforceable right to compensation begins when, and lasts as long as, the Company performs hash computations for the mining pool operator. Given the cancellation terms of the contracts with mining pool operators, and our customary business practice, such contracts effectively provide the option to renew for successive contract terms continuously throughout each day. The customer’s renewal option does not represent a material right because the terms are offered at the standalone selling price of computing power. The terms of the agreement provide that neither party can dispute settlement terms after thirty-five days following settlement. In exchange for performing hash computations for the mining pool operator, the Company is entitled to either:

1.	a Full-Pay-Per-Share (“FPPS”) payout of Bitcoin based on a contractual formula (less mining pool operator fees which are immaterial and are recorded as a reduction to cryptocurrency mining revenues), which primarily calculates the hash rate provided by the Company to the mining pool as a percentage of total network hash rate, multiplied by the daily network block subsidies awarded globally and the normalized network transaction fee for the day. The normalized network transaction fee is calculated as the total network transaction fees divided by the total network block subsidies, excluding the blocks that represent the three highest and three lowest transaction fees for the day. The Company is entitled to consideration even if a block is not successfully placed by the mining pool operator. The contract is in effect until terminated by either party.

●	The consideration is all variable. Because it is probable that a significant reversal of cumulative revenue will not occur and the Company is able to calculate the payout based on the contractual formula, revenue is recognized, and noncash consideration is measured at fair value at contract inception. Fair value of the cryptocurrency asset consideration is determined using the quoted spot price of Bitcoin on the Company’s primary trading platform for Bitcoin at the end of the day of contract inception (i.e., 4:00pm EST each day) at the single Bitcoin level. This amount is recognized in revenue on the same day that control of the contracted service transfers to the mining pool, which is the same day as contract inception and when hash rate is provided.

Or:

2.	a Pay-Per-Share (“PPS”) payout of a fractional share of the fixed Bitcoin award the mining pool operator receives (less mining pool operator fees which are immaterial and are recorded as a reduction to cryptocurrency mining revenues) for successfully adding a block to the blockchain. The Company’s fractional share of the Bitcoin award is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

●	Because the consideration to which the Company expects to be entitled for providing computing power is entirely variable, as well as being noncash consideration, the Company assesses the estimated amount of the variable noncash consideration to which it expects to be entitled for providing computing power at contract inception. Subsequently, the Company also determines when and to what extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty or “constraint” associated with the variable consideration is subsequently resolved. Only when a significant revenue reversal is probable of not occurring can estimated variable consideration be included in revenue. Based on the Company’s evaluation of likelihood and magnitude of a revenue reversal, the estimated variable noncash consideration is constrained from inclusion in revenue until the end of the contract term, when the underlying uncertainties have been resolved and the number of Bitcoin to which the Company is entitled becomes known (i.e., the mining pool operator successfully places a block by being the first to solve an algorithm and the Company receives confirmation of the consideration it will receive). Revenue is recognized on the same day that control of the contracted service transfers to the mining pool, which is the same day as contract inception.

As of and for the year ended December 31, 2023, the Company participated in one mining pool, which utilized the FPPS payout methodology. As of and for the year ended December 31, 2022, the Company participated in three mining pools, which also utilized the FPPS payout methodology.

Performing hash computations for the mining pool operator is an output of the Company’s ordinary activities. The provision of providing such computing power to perform hash computations is the only performance obligation in the Company’s contracts with mining pool operators. There is no significant financing component in these transactions.

S-B-13

Cryptocurrency Hosting Revenue

The Company has entered into customer hosting contracts whereby the Company provides electrical power to cryptocurrency mining customers, and the customers pay a stated amount per MWh (“Contract Capacity”). This amount is paid monthly in advance. Amounts used in excess of the Contract Capacity are billed monthly based on calculated formulas as contained in the contracts. If any shortfalls occur due to outages, make-whole payment provisions contained in the contracts are used to offset the billings to the customer which prevented them from cryptocurrency mining. Advanced payments and customer deposits are recorded as contract liabilities in the consolidated balance sheet.

The Company recognizes revenue over time throughout the terms of the underlying hosting agreements. The consideration is variable. Cryptocurrency hosting revenues are comprised of the following two components: (i) the variable cost-of-power fee that is earned each month consistent with the performance of the hosting services (i.e., supplying electrical power and Internet access to the Bitcoin miners provided by customers); and (ii) the Company’s portion of the Bitcoin mined.

The Company’s only performance obligation is to supply electrical power and Internet access (i.e., hosting services) to the Bitcoin miners provided by its cryptocurrency mining customers in accordance with the terms of the hosting agreements. Beyond power supply and Internet access, these hosting services also include racking infrastructure, general maintenance and operations as instructed in writing by the customer, ambient cooling, and miner reboots; however, none of these ancillary hosting services are significant or capable of being distinct per ASC 606-10-25-19(a), and therefore, only one performance obligation exists under the hosting agreements.

The Company also shares in the Bitcoin mined from the miners provided by its hosting customers. This separate transaction price is denominated in Bitcoin and recognized in revenue in accordance with our accounting policy described above regarding cryptocurrency mining revenues because the Company considers the mining portion of its cryptocurrency hosting revenues a separate contract between the Company and its mining pool operators. Because it is probable that a significant reversal of cumulative revenue will not occur and the Company is able to calculate the FPPS payout based on the contractual formula, revenue is recognized, and noncash consideration is measured at fair value at contract inception. Fair value of the cryptocurrency asset consideration is determined using the quoted spot price of Bitcoin on the Company’s primary trading platform for Bitcoin at the end of the day of contract inception (i.e., 4:00pm EST each day) at the single Bitcoin level. This amount is recognized in revenue on the same day that control of the contracted service transfers to the mining pool, which is the same day as contract inception and when hash rate is provided.

Neither the Company nor the customer can cancel or terminate the hosting agreements without penalty before the initial terms elapse. In such a period-to-period contract, the contract term does not extend beyond the period that can be cancelled without penalty. Furthermore, the options to renew for additional one-year periods are not material rights because they are offered at the standalone selling price of electrical power.

For the years ended December 31, 2023, and 2022, the Company recognized $294,789 and $0 of revenues, respectively, that were included in contract liabilities at the beginning of each period.

Energy Revenue

The Company operates as a market participant through PJM Interconnection, a Regional Transmission Organization (“RTO”) that coordinates the movement of wholesale electricity. The Company sells energy in the wholesale generation market in the PJM RTO. Energy revenues are delivered as a series of distinct units that are substantially the same and have the same pattern of transfer to the customer over time and are, therefore, accounted for as a distinct performance obligation. Energy revenue is recognized over time as energy volumes are generated and delivered to the RTO (which is contemporaneous with generation), using the output method for measuring progress. The Company applies the invoice practical expedient in recognizing energy revenue. Under the invoice practical expedient, energy revenue is recognized based on the invoiced amount which is considered equal to the value provided to the customer for the Company’s performance obligation completed to date.

Prior to June 2022, the Plants were committed as “capacity resources” through the annual Base Residual Auction process. In this process, a generator agrees to support the PJM capacity market and, if called upon, is required to deliver its power to the market and receive a capped selling price based on pricing published in the day ahead market. In return for this committed capacity that is deliverable on demand to support the reliability of the PJM grid, generators receive additional capacity revenue on a monthly basis. As the Bitcoin mining opportunity grew for Stronghold Inc., being a capacity resource increasingly prevented the Company from being able to consistently power its mining operation when PJM called for the capacity. Beginning in June 2022, the Company withdrew from its capacity commitment and the Plants became “energy resources” able to sell power to the grid in the real-time, location marginal pricing market or use that power for its data centers.

Reactive energy power is provided to maintain a continuous voltage level. Revenue from reactive power is recognized ratably over time as the Company stands ready to provide it if called upon by the PJM RTO.

S-B-14

Capacity Revenue

Prior to June 2022, the Company provided capacity to a customer through participation in capacity auctions held by the PJM RTO. Capacity revenues are a series of distinct performance obligations that are substantially the same and have the same pattern of transfer to the customer over time and are, therefore, accounted for as a distinct performance obligation. The transaction price for capacity is market-based and constitutes the standalone selling price. As capacity represents the Company’s stand-ready obligation, capacity revenue is recognized as the performance obligation is satisfied ratably over time, on a monthly basis, since the Company stands ready equally throughout the period to deliver power to the PJM RTO if called upon. The Company applies the invoice practical expedient in recognizing capacity revenue. Under the invoice practical expedient, capacity revenue is recognized based on the invoiced amount which is considered equal to the value provided to the customer for the Company’s performance obligation completed to date. Penalties may be assessed by the PJM RTO against generation facilities if the facility is not available during the capacity period. The penalties assessed by the PJM RTO, if any, are recorded as a reduction to capacity revenue when incurred.

Waste Coal Tax Credits

Waste coal tax credits are issued by the Commonwealth of Pennsylvania. Facilities that generate electricity by using coal refuse for power generation, control acid gases for emission control, and use the ash produced to reclaim mining-affected sites are eligible for such credits. Proceeds related to these credits are recorded upon cash receipt and accounted for as a reduction to fuel costs within operating expenses. For the years ended December 31, 2023, and 2022, waste coal tax credits reduced fuel expenses in the consolidated statements of operations by $2,861,829 and $1,836,823, respectively.

Renewable Energy Credits

The Company uses coal refuse, which is classified as a Tier II Alternative Energy Source under Pennsylvania law, to produce energy to sell to the open market (i.e., “the grid”). A third party acts as the benefactor, on behalf of the Company, in the open market and is invoiced as renewable energy credits (“RECs”) are realized. These credits are recognized as a contra-expense within operating expenses to offset the fuel costs incurred to produce this refuse. For the years ended December 31, 2023, and 2022, RECs reduced fuel expenses in the consolidated statements of operations by $19,212,021 and $9,960,655, respectively.

Ash Sales

The Company sells fly ash and scrubber material collected, which are by-products from its coal refuse reclamation used as fuel. The Company realized waste ash sales of $123,178 and $51,453 for the years ended December 31, 2023, and 2022, respectively, which has been recorded as other operating revenues in the consolidated statements of operations.

Legal Costs

Legal costs expected to be incurred in connection with loss contingencies are accrued when such costs are probable and estimable.

Stock-Based Compensation

For equity-classified awards, compensation expense is recognized over the requisite service period based on the computed fair value on the grant date of the award. Equity-classified awards include the issuance of stock options, restricted stock units (“RSUs”) and performance share units (“PSUs”). For stock options, the fair value is determined by the Black-Scholes option pricing model and is expensed over the service or vesting period. For RSUs, the fair value is equal to the closing price of the Company’s Class A common stock on Nasdaq on the date of grant and is expensed over the service or vesting period. For PSUs, the fair value is determined based on the underlying market or performance conditions and expensed over the performance period when it is probable that the conditions will be achieved.

Earnings Per Common Share

Basic earnings (loss) per share of common stock (“EPS”) is computed by dividing net income (loss) by the weighted average number of Class A shares of common stock outstanding or shares subject to exercise for a nominal value during the period. Diluted EPS reflects the potential dilution that could occur if securities, or other contracts to issue common stock, were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity, calculated using the treasury stock method. The computation of diluted EPS would not assume the exercise of an outstanding stock award or warrant if the effect on the EPS would be antidilutive. Similarly, the computation of diluted EPS would not assume the exercise of outstanding stock awards and warrants if the Company incurred a net loss since the effect on EPS would be antidilutive. Since the Company incurred a net loss for the years ended December 31, 2023, and 2022, basic and diluted net loss per share are the same for each of the years then ended.

S-B-15

Income Taxes

The Company is organized as an “Up-C” structure in which substantially all of the assets and business of the consolidated entity are held by the Company through its subsidiaries, and the Company’s sole material asset consists of its equity interest in Stronghold LLC. For U.S. federal and applicable state income tax purposes, the portion of the Stronghold LLC’s net income or loss allocable to the Company is subject to corporate income taxation at the U.S. federal and applicable state rates.

The Company accounts for income taxes under the asset and liability method, in which deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in operations in the period that includes the enactment date. A valuation allowance is required when it is “more likely than not” that deferred income tax assets will not be realized after considering all positive and negative evidence available. Factors contributing to this assessment included the Company’s cumulative and current losses, as well as the evaluation of other sources of income as outlined in ASC 740, Income Taxes (“ASC 740”) and potential limitations imposed by Section 382 of the Internal Revenue Code of 1986 (as amended, the “Code”) on the utilization of tax losses.

The accounting for deferred income tax assets and liabilities is often based on assumptions that are subject to significant judgment by management. These assumptions are reviewed and adjusted as facts and circumstances change. Material changes to the Company’s income tax accruals may occur in the future based on the potential for income tax audits, changes in legislation or resolution of pending matters.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be “more likely than not” to be sustained upon examination by taxing authorities. The Company acknowledges the respective taxing authorities may take contrary positions based on their interpretation of the law. A tax position successfully challenged by a taxing authority could result in an adjustment to the Company’s provision or benefit for income taxes in the period in which a final determination is made.

Stronghold LLC and certain of its subsidiaries are structured as flow-through entities that are not generally subject to income taxation at the entity level, but instead, the taxable income or loss of such subsidiaries is allocated to and included in the income tax returns of their direct or indirect owners, including the Company. Application of ASC 740 to these entities results in no recognition of U.S. federal or state income taxes at the entity level. The portion of such subsidiaries’ taxable income or loss that is allocable to the Company will increase the Company’s taxable income or loss and be accounted for under ASC 740 by the Company.

Recently Implemented Accounting Pronouncements

In September 2016, the Financial Accounting Standards Board issued ASU 2016-13, Financial Instruments – Credit Losses, which adds a new impairment model, known as the current expected credit loss (“CECL”) model, that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes an allowance for its estimate of expected credit losses at the initial recognition of an in-scope financial instrument and applies it to most debt instruments, trade receivables, lease receivables, financial guarantee contracts, and other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. Since the Company is a smaller reporting company, as defined by the U.S. Securities and Exchange Commission (the “SEC”), the new guidance became effective on January 1, 2023. The Company adopted ASU 2016-13 effective January 1, 2023, but the adoption of ASU 2016-13 did not have an impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure, which requires public entities to disclose significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Additionally, public entities with a single reportable segment will be required to provide the new disclosures and all the disclosures required under ASC 280, Segment Reporting. Although early adoption is permitted, this new guidance becomes effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, on a retrospective basis. The Company is currently evaluating the impact of adopting this new guidance on its interim and annual consolidated financial statements and related disclosures.

S-B-16

In December 2023, the FASB issued ASU 2023-08, Intangibles – Goodwill and Other - Crypto Assets (Subtopic 350-60), which requires all entities holding crypto assets that meet certain requirements to subsequently measure those in-scope crypto assets at fair value, with the remeasurement recorded in net income. Among other things, the new guidance also requires separate presentation of (i) the gain or loss associated with remeasurement of crypto assets on the income statement and (ii) crypto assets from other intangible assets on the balance sheet. Before this new guidance, crypto assets were generally accounted for as indefinite-lived intangible assets, which follow a cost-less-impairment accounting model that only reflects decreases, but not increases, in the fair value of crypto assets holdings until sold. Although early adoption is permitted, the new guidance becomes effective on January 1, 2025, and should be applied using a modified retrospective transition method with a cumulative-effect adjustment recorded to the opening balance of retained earnings as of the beginning of the year of adoption. The Company expects the cumulative adjustment to increase retained earnings as of January 1, 2024, by approximately $0.1 million, as a result of adopting this guidance in 2024.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to enhance the transparency and decision-usefulness of income tax disclosures, particularly in the rate reconciliation table and disclosures about income taxes paid. Although early adoption is permitted, this new guidance becomes effective for annual periods beginning after December 15, 2024, on a prospective basis. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements and related disclosures.

NOTE 2 – DIGITAL CURRENCIES

As of December 31, 2023, the Company held an aggregate amount of $3,175,595 in digital currencies comprised of unrestricted Bitcoin. Changes in digital currencies consisted of the following for the years ended December 31, 2023, and 2022:

	For the years ended
	December 31, 2023	December 31, 2022
Digital currencies at beginning of period	109,827	10,417,865
Additions of digital currencies	62,236,771	58,763,565
Realized gain on sale of digital currencies	967,995	1,102,220
Impairment losses	(910,029)	(8,339,660)
Proceeds from sale of digital currencies	(59,228,969)	(57,274,268)
Collateral sold to close derivative	—	(4,559,895)
Digital currencies at end of period	$3,175,595	$109,827

Given the existence of a quoted price for Bitcoin on active markets, the Company exercises its unconditional option to bypass the qualitative assessment for its indefinite-lived digital currency assets and proceed directly to performing a quantitative impairment test. Using the lowest quoted prices for Bitcoin each day during the periods presented in the table above, the Company performed quantitative impairment tests on its digital currencies and recognized impairment losses of $910,029 and $8,339,660 for the years ended December 31, 2023, and 2022, respectively.

On December 15, 2021, the Company entered into a forward sale with NYDIG Derivatives Trading LLC (“NYDIG Trading”) providing for the sale of 250 Bitcoin at a floor price of $28,000 per Bitcoin (such sale, the “Forward Sale”). Pursuant to the Forward Sale, NYDIG Trading paid the Company $7.0 million, an amount equal to the floor price per Bitcoin on December 16, 2021, multiplied by the 250 Bitcoin provided for sale.

On March 16, 2022, the Company executed additional option transactions. The net effect of those transactions was to adjust the capped final sale price to $50,000 from $85,500 per Bitcoin, resulting in $970,000 of proceeds to the Company. On July 27, 2022, the Company exited the variable prepaid forward sale contract derivative with NYDIG Trading. As a result, the Company delivered the restricted digital assets previously pledged as collateral to NYDIG Trading.

NOTE 3 – INVENTORY

Inventory consisted of the following components as of December 31, 2023, and 2022:

	December 31, 2023	December 31, 2022
Waste coal	$4,066,201	$4,147,369
Limestone	72,969	180,696
Fuel oil	57,642	143,592
Inventory	$4,196,812	$4,471,657

S-B-17

NOTE 4 – EQUIPMENT DEPOSITS

Equipment deposits represent contractual agreements with vendors to deliver and install miners at future dates. The following details the vendor, miner model, miner count, and expected delivery month(s).

The total equipment deposits of $8,000,643 as of December 31, 2023, represents cash paid for the following 5,000 miner assets that have been delivered to the Company during the first quarter of 2024: (i) 1,100 MicroBT Whatsminer M50 miners; (ii) 2,800 Bitmain Antminer S19k Pro miners; and (iii) 1,100 Canaan Avalon A1346 miners.

In September 2023, the Company evaluated the MinerVa Semiconductor Corp (“MinerVa”) equipment deposits for impairment under the provisions of ASC 360, Property, Plant and Equipment. The Company is pursuing legal action through the dispute resolution process, which represents an indicator for impairment per ASC 360-10-35-21, as the Company no longer expects equipment deliveries. As a result, the Company impaired the remaining MinerVa equipment deposits balance of $5,422,338 in the third quarter of 2023.

During 2022, due to continual delays in the anticipated delivery date of the remaining MinerVa miners, which ultimately resulted in the Company’s declaration of an impasse and adherence to the dispute resolution provision of the MinerVa purchase agreement, the Company undertook a test for recoverability under ASC 360-10-35-29 and a further discounted fair value analysis in accordance with ASC 820, Fair Value Measurement. The difference between the discounted fair value of the MinerVa equipment deposits and the carrying value resulted in the Company recording an impairment charge of $12,228,742 in the first quarter of 2022 and an additional $5,120,000 in the fourth quarter of 2022.

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following components as of December 31, 2023, and 2022:

	Useful Lives (Years)	December 31, 2023	December 31, 2022
Electric plant	10 – 60	$67,063,626	$66,295,809
Strongboxes and power transformers	8 – 30	54,588,284	52,318,704
Machinery and equipment	5 – 20	16,222,214	18,131,977
Rolling stock	5 – 7	261,000	261,000
Cryptocurrency machines and powering supplies	2 – 3	88,445,931	81,945,396
Computer hardware and software	2 – 5	100,536	17,196
Vehicles and trailers	2 – 7	658,500	659,133
Leasehold Improvements	2 – 3	2,992,845	—
Construction in progress	Not Depreciable	11,562,170	19,553,826
Asset retirement cost	10 – 30	580,452	580,452
		242,475,558	239,763,493
Accumulated depreciation and amortization		(97,832,787)	(72,558,812)
Property, plant and equipment, net		$144,642,771	$167,204,681

Construction in progress consists of various projects to build out the cryptocurrency machine power infrastructure and is not depreciable until the asset is considered in service and successfully powers and runs the attached cryptocurrency machines. Completion of these projects will have various rollouts of energized, transformed containers and are designed to calibrate power from the plant to the container that houses multiple cryptocurrency machines. Currently, the balance of $11,562,170 as of December 31, 2023, represents open contracts for future projects.

Depreciation and amortization expense charged to operations was $35,415,286 and $47,235,344 for the years ended December 31, 2023, and 2022, respectively, including depreciation of assets under finance leases of $484,704 and $406,411 for the respective years then ended. The gross value of assets under finance leases and the related accumulated amortization approximated $2,797,265 and $1,420,736 as of December 31, 2023, respectively, and $2,890,665 and $1,074,091 as of December 31, 2022, respectively.

Based on the Company’s analysis of impairment triggering events in accordance with ASC 360, Property, Plant and Equipment, the Company’s property, plant and equipment assets were recoverable as of December 31, 2023; however, impairment indicators existed throughout 2022, and as of December 31, 2022, that resulted in impairments on miner assets of $40,683,112 for the year then ended December 31, 2022.

S-B-18

NOTE 6 – ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of December 31, 2023, and 2022:

	December 31, 2023	December 31, 2022
Accrued legal and professional fees	$733,115	$1,439,544
Accrued interest	22,101	1,343,085
Accrued sales and use tax	5,660,028	5,150,659
Accrued plant utilities and fuel	3,505,203	—
Accrued salaries and benefits	—	285,300
Other	867,448	674,660
Accrued liabilities	$10,787,895	$8,893,248

NOTE 7 – DEBT

Total debt consisted of the following as of December 31, 2023, and 2022:

	December 31, 2023	December 31, 2022
$499,520 finance lease loan, with interest at 2.74%, due February 2024.	$26,522	$124,023
$499,895 finance lease loan, with interest at 3.20%, due November 2023.	—	121,470
$517,465 finance lease loan, with interest at 4.79%, due November 2024.	158,027	339,428
$119,000 finance lease loan, with interest at 7.40%, due December 2026.	119,000	—
$585,476 finance lease loan, with interest at 4.99%, due November 2025.	345,665	513,334
$431,825 finance lease loan, with interest at 7.60%, due April 2024.	31,525	121,460
$58,149,411 Credit Agreement, with interest at 10.00% plus SOFR, due October 2025.	51,060,896	56,114,249
$33,750,000 Convertible Note, with interest at 10.00%, due May 2024.	—	16,812,500
$92,381 finance lease loan, with interest at 1.49%, due April 2026.	56,470	79,249
$64,136 finance lease loan, with interest at 11.85%, due May 2024.	13,795	39,056
$196,909 finance lease loan, with interest at 6.49%, due October 2025.	134,845	184,895
$60,679 finance lease loan, with interest at 7.60%, due March 2025.	48,672	—
$3,500,000 Promissory Note, with interest at 7.50% due October 2025.	3,000,000	—
$1,184,935 Promissory Note, due June 2024.	592,468	—
$552,024 Promissory Note, due July 2024.	552,024	—
Total outstanding borrowings	$56,139,909	$74,449,664

Current portion of long-term debt, net of discounts and issuance fees	7,936,147	17,422,546
Long-term debt, net of discounts and issuance fees	$48,203,762	$57,027,118

WhiteHawk Refinancing Agreement

On October 27, 2022, the Company entered into a secured credit agreement (the “Credit Agreement”) with WhiteHawk Finance LLC (“WhiteHawk”) to refinance an existing equipment financing agreement, dated June 30, 2021, by and between Stronghold Digital Mining Equipment, LLC and WhiteHawk (the “WhiteHawk Financing Agreement”). Upon closing, the Credit Agreement consisted of approximately $35.1 million in term loans and approximately $23.0 million in additional commitments.

The financing pursuant to the Credit Agreement (such financing, the “WhiteHawk Refinancing Agreement”) was entered into by Stronghold Digital Mining Holdings, LLC (“Stronghold LLC”), as Borrower (in such capacity, the “Borrower”), and is secured by substantially all of the assets of the Company and its subsidiaries and is guaranteed by the Company and each of its material subsidiaries. The WhiteHawk Refinancing Agreement requires equal monthly amortization payments resulting in full amortization at maturity. The WhiteHawk Refinancing Agreement has customary representations, warranties and covenants including restrictions on indebtedness, liens, restricted payments and dividends, investments, asset sales and similar covenants and contains customary events of default.

S-B-19

On February 6, 2023, the Company, Stronghold LLC, as borrower, their subsidiaries and WhiteHawk Capital Partners LP (“WhiteHawk Capital”), as collateral agent and administrative agent, and the other lenders thereto, entered into an amendment to the Credit Agreement (the “First Amendment”) in order to modify certain covenants and remove certain prepayment requirements contained therein. As a result of the First Amendment, amortization payments for the period from February 2023 through July 2024 are not required, with monthly amortization resuming July 31, 2024. Beginning June 30, 2023, following a five-month holiday, Stronghold LLC will make monthly prepayments of the loan in an amount equal to 50% of its average daily cash balance (including cryptocurrencies) in excess of $7,500,000 for such month. Consistent with the First Amendment, the Company made a loan prepayment of $250,000 during the year ended December 31, 2023, in addition to two amortization payments totaling $3,230,523 during December 2023 that were not due until the third quarter of 2024. Refer to Note 22 – Subsequent Events for additional details. The First Amendment also modified the financial covenants to (i) in the case of the requirement of the Company to maintain a leverage ratio no greater than 4.0:1.00, such covenant will not be tested until the fiscal quarter ending September 30, 2024, and (ii) in the case of the minimum liquidity covenant, modified to require minimum liquidity at any time to be not less than: (A) until March 31, 2024, $2,500,000; (B) during the period beginning April 1, 2024, through and including December 31, 2024, $5,000,000; and (C) from and after January 1, 2025, $7,500,000. The Company was in compliance with all applicable covenants under the WhiteHawk Refinancing Agreement as of and for the year ended December 31, 2023.

The borrowings under the WhiteHawk Refinancing Agreement mature on October 26, 2025, and bear interest at a rate of either (i) the Secured Overnight Financing Rate (“SOFR”) plus 10% or (ii) a reference rate equal to the greater of (x) 3%, (y) the federal funds rate plus 0.5%, and (z) the term SOFR rate plus 1%, plus 9%. Borrowings under the WhiteHawk Refinancing Agreement may also be accelerated in certain circumstances. The average interest rate for borrowings under the WhiteHawk Refinancing Agreement approximated 15.25% for the year ended December 31, 2023.

Convertible Note Exchange

On December 30, 2022, the Company entered into an exchange agreement with the holders (the “Purchasers”) of the Company’s Amended and Restated 10% Notes (the “Amended May 2022 Notes”), providing for the exchange of the Amended May 2022 Notes (the “Exchange Agreement”) for shares of the Company’s newly-created Series C Convertible Preferred Stock, par value $0.0001 per share (the “Series C Preferred Stock”). On February 20, 2023, the transactions contemplated under the Exchange Agreement were consummated, and the Amended May 2022 Notes were deemed paid in full. Approximately $16.9 million of principal amount of debt was extinguished in exchange for the issuance of the shares of Series C Preferred Stock. As a result of this transaction, the Company incurred a loss on debt extinguishment of $28,960,947 during the first quarter of 2023.

Bruce & Merrilees Promissory Note

On March 28, 2023, the Company and Stronghold LLC entered into a settlement agreement (the “B&M Settlement”) with its electrical contractor, Bruce & Merrilees Electric Co. (“B&M”). Pursuant to the B&M Settlement, B&M agreed to eliminate an approximately $11.4 million outstanding payable in exchange for a promissory note in the amount of $3,500,000 (the “B&M Note”) and a stock purchase warrant for the right to purchase from the Company 300,000 shares of Class A common stock (the “B&M Warrant”). The B&M Note has no definitive payment schedule or term. Pursuant to the B&M Settlement, B&M released ten (10) 3000kva transformers to the Company and fully cancelled ninety (90) transformers remaining under a pre-existing order with a third-party supplier. The terms of the B&M Settlement included a mutual release of all claims. Simultaneous with the B&M Settlement, the Company and each of its subsidiaries entered into a subordination agreement with B&M and WhiteHawk Capital pursuant to which all obligations, liabilities and indebtedness of every nature of the Company and each of its subsidiaries owed to B&M shall be subordinate and subject in right and time of payment, to the prior payment of full of the Company’s obligation to WhiteHawk Capital pursuant to the Credit Agreement. This subordination agreement became effective on March 28, 2023, with the Second Amendment to the Credit Agreement.

Pursuant to the B&M Note, the first $500,000 of the principal amount of the loan was payable in four equal monthly installments of $125,000 beginning on April 30, 2023, so long as (i) no default or event of default had occurred or is occurring under the WhiteHawk Credit Agreement and (ii) no PIK Option (as such term is defined in the WhiteHawk Refinancing Agreement) had been elected by the Company. The principal amount under the B&M Note bears interest at seven and one-half percent (7.5%). As of December 31, 2023, the Company paid $500,000 of principal pursuant to the B&M Note.

Canaan Promissory Notes

On July 19, 2023, the Company entered into a Sales and Purchase Contract with Canaan Inc. (“Canaan”) whereby the Company purchased 2,000 A1346 Bitcoin miners for a total purchase price of $2,962,337. The purchase price was payable to Canaan via an upfront payment of $1,777,402 on or before August 1, 2023, which the Company paid on July 25, 2023, and a promissory note of $1,184,935 due to Canaan in ten (10) equal, interest-free installments on the first day of each consecutive month thereafter until the remaining promissory note balance is fully repaid. The miners were delivered and installed during the third quarter of 2023 at the Company’s Panther Creek Plant. As of December 31, 2023, the Company paid $592,467 of the promissory note due to Canaan.

S-B-20

On December 26, 2023, the Company entered into a second Sales and Purchase Contract with Canaan whereby the Company purchased 1,100 A1346 Bitcoin miners for a total purchase price of $1,380,060. The purchase price was payable to Canaan via an upfront payment of $828,036 on or before December 26, 2023, which the Company paid on December 26, 2023, and a promissory note of $552,024 due to Canaan in six (6) equal, interest-free installments on the first day of each consecutive month thereafter, beginning in 2024, until the remaining promissory note balance is fully repaid. The miners were delivered and installed during the first quarter of 2024 at the Company’s Scrubgrass Plant.

Future scheduled maturities on the outstanding borrowings for each of the next five years as of December 31, 2023, are as follows:

Years ending December 31:
2024	$7,936,147
2025	48,151,254
2026	52,508
2027	—
2028 and thereafter	—
Total outstanding borrowings	$56,139,909

NOTE 8 – OPERATING LEASE ROU ASSETS AND LIABILITIES

The Company leases storage and office space, information technology equipment, and certain machinery and equipment used in the operation of the Company’s coal refuse power generation facilities.

The gross value of operating lease ROU assets and the related accumulated amortization totaled $3,003,705 and $1,530,958, respectively, in the consolidated balance sheet as of December 31, 2023.

The current and noncurrent portions of the Company’s operating lease liabilities as of December 31, 2023, were as follows:

December 31, 2023
Current portion of operating lease liabilities	$788,706
Long-term operating lease liabilities	776,079
Total operating lease liabilities	$1,564,785

Future operating lease payments for each of the next five years as of December 31, 2023, are as follows:

Years ending December 31:
2024	$917,971
2025	613,026
2026	226,557
2027	—
2028 and thereafter	—
Total operating lease payments (undiscounted)	1,757,554
Less: amount representing interest	(192,769)
Total operating lease payments (discounted)	$1,564,785

For the years ended December 31, 2023, and 2022, total operating lease costs amounted to $628,885 and $731,924, respectively. At December 31, 2023, the weighted-average remaining lease term approximated 1.95 years, and the weighted-average discount rate approximated 7.75%. Cash paid for amounts included in the measurement of operating lease liabilities totaled $496,998 for the year ended December 31, 2023, and was classified as operating cash flows in the consolidated statement of cash flows for the year then ended.

S-B-21

NOTE 9 – RELATED-PARTY TRANSACTIONS

Waste Coal Agreement

The Company is obligated under a Waste Coal Agreement (the “WCA”) to take minimum annual delivery of 200,000 tons of waste coal as long as there is a sufficient quantity of waste coal that meets the Average Quality Characteristics (as defined in the WCA). Under the terms of the WCA, the Company is not charged for the waste coal itself but is charged a $6.07 per ton base handling fee as it is obligated to mine, process, load, and otherwise handle the waste coal for itself and also for other customers of Coal Valley Sales, LLC (“CVS”) from the Russellton site specifically. The Company is also obligated to unload and properly dispose of ash at the Russellton site. The Company is charged a reduced handling fee of $1.00 per ton for any tons in excess of the minimum take of 200,000 tons. The Company is the designated operator at the Russellton site and, therefore, is responsible for complying with all state and federal requirements and regulations.

The Company purchases coal from Coal Valley Properties, LLC, a single-member limited liability company which is entirely owned by one individual who has ownership in Q Power, and from CVS. CVS is a single-member limited liability company which is owned by a coal reclamation partnership of which an owner of Q Power has a direct and an indirect interest in the partnership of 16.26%.

The Company expensed $855,605 and $733,458 for the years ended December 31, 2023 and 2022 respectively, associated with coal purchases from CVS, which is included in fuel expense in the consolidated statements of operations. See the composition of the due to related parties balance as of December 31, 2023, and 2022, below.

Fuel Service and Beneficial Use Agreement

The Company has a Fuel Service and Beneficial Use Agreement (“FBUA”) with Northampton Fuel Supply Company, Inc. (“NFS”), a wholly-owned subsidiary of Olympus Power. The Company buys fuel from and sends ash to NFS, for the mutual benefit of both facilities, under the terms and rates established in the FBUA. The FBUA expires December 31, 2023. The Company expensed $3,139,414 and $3,121,423 for the years ended December 31, 2023, and 2022, respectively, which is included in fuel expense in the consolidated statements of operations. See the composition of the due to related parties balance as of December 31, 2023, and 2022, below.

Fuel purchases under these agreements for the years ended December 31, 2023, and 2022, were as follows:

	December 31,	December 31,
Coal Purchases:	2023	2022
Northampton Fuel Supply Company, Inc.	$3,139,414	$3,121,423
Coal Valley Sales, LLC	855,605	733,458
Total	$3,995,019	$3,854,881

Fuel Management Agreements

Panther Creek Fuel Services LLC

Effective August 1, 2021, the Company entered into the Fuel Management Agreement (the “Fuel Agreement”) with Panther Creek Fuel Services LLC, a wholly-owned subsidiary of Olympus Services LLC which, in turn, is a wholly-owned subsidiary of Olympus Power LLC. Under the Fuel Agreement, Panther Creek Fuel Services LLC provides the Company with operations and maintenance services with respect to the Facility. The Company reimburses Panther Creek Energy Services LLC for actual wages and salaries. The Company expensed $929,942 and $1,697,850 for the years ended December 31, 2023, and 2022, respectively, which is included in operations and maintenance expense in the consolidated statements of operations. See the composition of the due to related parties balance as of December 31, 2023, and 2022, below.

Scrubgrass Fuel Services LLC

Effective February 1, 2022, the Company entered into the Fuel Management Agreement (the “Scrubgrass Fuel Agreement”) with Scrubgrass Fuel Services LLC, a wholly-owned subsidiary of Olympus Services LLC, which, in turn, is a wholly owned subsidiary of Olympus Power LLC. Under the Scrubgrass Fuel Agreement, Scrubgrass Fuel Services LLC provides the Company with operations and maintenance services with respect to the Facility. The Company reimburses Scrubgrass Energy Services LLC for actual wages and salaries. The Company expensed $374,944 and $780,410 for the years ended December 31, 2023 and 2022, respectively, which is included in operations and maintenance expense in the consolidated statements of operations. See the composition of the due to related parties balance as of December 31, 2023, and 2022, below.

S-B-22

O&M Agreements

Olympus Power LLC

On November 2, 2021, Stronghold LLC entered into an Operations, Maintenance and Ancillary Services Agreement (the “Omnibus Services Agreement”) with Olympus Stronghold Services, LLC (“Olympus Stronghold Services”), whereby Olympus Stronghold Services currently provides certain operations and maintenance services to Stronghold LLC and currently employs certain personnel to operate the Panther Creek Plant and the Scrubgrass Plant. Stronghold LLC reimburses Olympus Stronghold Services for those costs incurred by Olympus Stronghold Services and approved by Stronghold LLC in the course of providing services under the Omnibus Services Agreement, including payroll and benefits costs and insurance costs. The material costs incurred by Olympus Stronghold Services shall be approved by Stronghold LLC. From November 2, 2021, until October 1, 2023, Stronghold LLC also agreed to pay Olympus Stronghold Services a management fee at the rate of $1,000,000 per year, payable monthly for services provided at each of the Panther Creek Plant and Scrubgrass Plant, and an additional one-time mobilization fee of $150,000 upon the effective date of the Omnibus Services Agreement, which was deferred until 2023. Effective October 1, 2022, Stronghold LLC began paying Olympus Stronghold Services a management fee for the Panther Creek Plant in the amount of $500,000 per year, payable monthly for services provided at the Panther Creek Plant. This is a reduction of $500,000 from the $1,000,000 per year management fee that the Company was previously scheduled to pay Olympus Stronghold Services. The Company expensed $669,095 and $1,086,649 for the years ended December 31, 2023, and 2022, respectively, which includes the monthly management fees plus reimbursable costs incurred by Olympus Stronghold Services for payroll, benefits and insurance. On February 13, 2024, Stronghold LLC and Olympus Services entered into a Termination and Release Agreement (the “Termination and Release”) whereby the Omnibus Services Agreement was terminated. The Termination and Release contained a mutual customary release. The Company expects to continue to pay Olympus Power LLC $10,000 per month for ongoing assistance at each of the Scrubgrass Plant and Panther Creek Plant.

Panther Creek Energy Services LLC

Effective August 2, 2021, the Company entered into the Operations and Maintenance Agreement (the “O&M Agreement”) with Panther Creek Energy Services LLC, a wholly-owned subsidiary of Olympus Services LLC which, in turn, is a wholly-owned subsidiary of Olympus Power LLC. Under the O&M Agreement, Panther Creek Energy Services LLC provides the Company with operations and maintenance services with respect to the Facility. The Company reimburses Panther Creek Energy Services LLC for actual wages and salaries. The Company also agreed to pay a management fee of $175,000 per operating year, which is payable monthly, and is adjusted by the consumer price index on each anniversary of the effective date. The Company expensed $1,856,501 and $1,697,850 for the years ended December 31, 2023, and 2022, respectively, which includes the monthly management fees plus reimbursable costs incurred by Olympus Stronghold Services for payroll, benefits and insurance. See the composition of the due to related parties balance as of December 31, 2023, and 2022, below.

In connection with the equity contribution agreement, effective July 9, 2021 (the “Equity Contribution Agreement”), the Company entered into the Amended and Restated Operations and Maintenance Agreement (the “Amended O&M Agreement”) with Panther Creek Energy Services LLC. Under the Amended O&M Agreement, the management fee is $250,000 for the twelve-month period following the effective date and $325,000 per year thereafter. The effective date of the Amended O&M Agreement was the closing date of the Equity Contribution Agreement.

Scrubgrass Energy Services LLC

Effective February 1, 2022, the Company entered into the Operations and Maintenance Agreement (the “Scrubgrass O&M Agreement”) with Scrubgrass Energy Services LLC, a wholly-owned subsidiary of Olympus Services LLC which, in turn, is a wholly-owned subsidiary of Olympus Power LLC. Under the Scrubgrass O&M Agreement, Scrubgrass Energy Services LLC provides the Company with operations and maintenance services with respect to the Facility. The Company reimburses Scrubgrass Energy Services LLC for actual wages and salaries. The Company also agreed to pay a management fee of $175,000 per operating year, which is payable monthly, and is adjusted by the consumer price index on each anniversary date of the effective date. The Company expensed $2,269,290 and $6,476,968 for the years ended December 31, 2023, and 2022, respectively, which includes the monthly management fees plus reimbursable costs incurred by Olympus Stronghold Services for payroll, benefits and insurance. See the composition of the due to related parties balance as of December 31, 2023, and 2022, below.

In connection with the Equity Contribution Agreement effective July 9, 2021, the Company entered into the Amended and Restated Operations and Maintenance Agreement (the “Scrubgrass Amended O&M Agreement”) with Scrubgrass Energy Services LLC. Under the Scrubgrass Amended O&M Agreement, the management fee is $250,000 for the twelve-month period following the effective date and $325,000 per year thereafter. The effective date of the Scrubgrass Amended O&M Agreement was the closing date of the Equity Contribution Agreement.

Effective October 1, 2022, Stronghold LLC no longer pays Olympus Stronghold Services a management fee for the Scrubgrass Plant.

S-B-23

Management Services Agreement

On April 19, 2023, pursuant to an independent consulting agreement the Company entered into with William Spence in connection with his departure from the Board (the “Spence Consulting Agreement”), Mr. Spence’s annualized management fee of $600,000 decreased to the greater of $200,000 or 10% of any economic benefits derived from the sale of beneficial use ash, carbon sequestration efforts or alternative fuel arrangements, in each case, arranged by Mr. Spence. The previous consulting and advisory agreement with Mr. Spence was terminated in connection with entry into the Spence Consulting Agreement.

In April 2023, as part of the compensation pursuant to the Spence Consulting Agreement, Mr. Spence also received a one-time grant of 250,000 fully vested shares of the Company’s Class A common stock, which has been recorded as stock-based compensation for the year ended December 31, 2023, within general and administrative expense in the consolidated statement of operations.

Warrants

On September 13, 2022, the Company entered into a Securities Purchase Agreement with Greg Beard, the Company’s chairman and chief executive officer, for the purchase and sale of 60,241 shares of Class A common stock and warrants to purchase 60,241 shares of Class A common stock, at an initial exercise price of $17.50 per share, subsequently amended to $10.10 per share and, in January 2024, to $7.51 per share. Refer to Note 16 – Equity Issuances for additional details.

Additionally, on April 20, 2023, Mr. Beard invested $1.0 million in exchange for 100,000 shares of Class A common stock and 100,000 pre-funded warrants. Refer to Note 16 – Equity Issuances for additional details.

Amounts due to related parties as of December 31, 2023, and 2022, were as follows:

	December 31, 2023	December 31, 2022
Due to related parties:
Coal Valley Properties, LLC	$—	$134,452
Q Power LLC	—	500,000
Coal Valley Sales, LLC	433,195	—
Panther Creek Operating LLC	14,511	—
Panther Creek Energy Services LLC	—	10,687
Panther Creek Fuel Services LLC	—	53,482
Northampton Generating Fuel Supply Company, Inc.	226,951	594,039
Olympus Power LLC and other subsidiaries	44,181	78,302
Scrubgrass Energy Services LLC	—	4,087
Scrubgrass Fuel Services LLC	—	—
Totals	$718,838	$1,375,049

NOTE 10 – CONCENTRATIONS

Credit risk is the risk of loss the Company would incur if counterparties fail to perform their contractual obligations (including accounts receivable). The Company primarily conducts business with counterparties in the cryptocurrency mining and energy industry. This concentration of counterparties may impact the Company’s overall exposure to credit risk, either positively or negatively, in that its counterparties may be similarly affected by changes in economic, regulatory or other conditions. The Company mitigates potential credit losses by dealing, where practical, with counterparties that are rated at investment grade by a major credit agency or have a history of reliable performance within the cryptocurrency mining and energy industry.

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. Cash and cash equivalents customarily exceed federally insured limits. The Company’s significant credit risk is primarily concentrated with CES. Over the course of 2022, the Company transitioned entirely to CES from Direct Energy Business Marketing, LLC. CES accounted for approximately 97% of the Company’s energy operations segment revenues for the year ended December 31, 2023. Additionally, CES accounted for approximately 100% of the Company’s accounts receivable balance as of December 31, 2022, including approximately $5.1 million which CES received from PJM on the Company’s behalf and forwarded to the Company upon receipt during the third quarter of 2023. During 2023, the Company was notified of updated calculations from PJM and a FERC settlement with various parties that were assessed penalties for failing to deliver on capacity commitments during the performance assessment interval of December 2022. As a result, the Company recorded a decrease in the value of accounts receivable of $1,867,506 within general and administrative expense related to expected reduced bonus payments in the consolidated statement of operations for the year ended December 31, 2023.

Approximately 11% of the Company’s total revenue for the year ended December 31, 2023, was derived from services provided to one customer.

Approximately 17% and 17% of the Company’s fuel expenses were purchased from two related parties for the years ended December 31, 2023, and 2022, respectively. See Note 9 – Related-Party Transactions for further information.

S-B-24

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Commitments:

As discussed in Note 4 – Equipment Deposits, the Company has entered into various equipment contracts to purchase miners. Most of these contracts required a percentage of deposits upfront and subsequent payments to cover the contracted purchase price of the equipment. Details of the outstanding purchase agreement with MinerVa are summarized below.

MinerVa Semiconductor Corp

On April 2, 2021, the Company entered into a purchase agreement (the “MinerVa Purchase Agreement”) with MinerVa for the acquisition of 15,000 of their MV7 ASIC SHA256 model cryptocurrency miners with a total terahash to be delivered equal to 1.5 million terahash. The price per miner was $4,892.50 for an aggregate purchase price of $73,387,500 to be paid in installments. The first installment equal to 60% of the purchase price, or $44,032,500, was paid on April 2, 2021, and an additional payment of 20% of the purchase price, or $14,677,500, was paid on June 2, 2021. As of December 31, 2023, there were no remaining deposits owed.

In December 2021, the Company extended the deadline for delivery of the MinerVa miners to April 2022. In March 2022, MinerVa was again unable to meet its delivery date and had only delivered approximately 3,200 of the 15,000 miners. As a result, an impairment totaling $12,228,742 was recorded in the first quarter of 2022. Furthermore, in the fourth quarter of 2022, the difference between the fair value of the MinerVa equipment deposits and the carrying value resulted in the Company recording an additional impairment charge of $5,120,000.

On July 18, 2022, the Company provided written notice of dispute to MinerVa pursuant to the MinerVa Purchase Agreement. Under the MinerVa Purchase Agreement, the Company and MinerVa were required to work together in good faith towards a resolution for a period of sixty (60) days following this notice, after which, if no settlement had been reached, the Company could end discussions, declare an impasse, and adhere to the dispute resolution provisions of the MinerVa Purchase Agreement. As the 60-day period has expired, the Company is evaluating all available remedies under the MinerVa Purchase Agreement. On October 30, 2023, the Company sent MinerVa a Notice of Impasse. On October 31, 2023, the Company filed a Statement of Claim in Calgary, Alberta against MinerVa for breach of contract related to the MinerVa Purchase Agreement.

As of December 31, 2023, MinerVa had delivered, refunded cash or swapped into deliveries of industry-leading miners of equivalent value to approximately 12,700 of the 15,000 miners. The aggregate purchase price does not include shipping costs, which are the responsibility of the Company and shall be determined at which time the miners are ready for shipment. As disclosed in Note 4 – Equipment Deposits, the Company is pursuing legal action through the dispute resolution process, and as a result, the Company no longer expects equipment deliveries.

Contingencies:

The Company experiences routine litigation in the normal course of business. Management is of the opinion that none of this routine litigation will have a material adverse effect on the Company’s reported financial position or results of operations. The Company is involved in various legal proceedings as described below.

McClymonds Supply & Transit Company, Inc. and DTA, L.P. vs. Scrubgrass Generating Company, L.P.

On January 31, 2020, McClymonds Supply and Transit Company, Inc. (“McClymonds”) made a Demand for Arbitration, as required by the terms of the Transportation Agreement between McClymonds and Scrubgrass Generating Company, L.P. (“Scrubgrass”) dated April 8, 2013 (the “Agreement”). In its demand, McClymonds alleged damages in the amount of $5,042,350 for failure to pay McClymonds for services. On February 18, 2020, Scrubgrass submitted its answering statement denying the claim of McClymonds in its entirety. On March 31, 2020, Scrubgrass submitted its counterclaim against McClymonds in the amount of $6,747,328 as the result of McClymonds’ failure to deliver fuel as required under the terms of the Agreement. Hearings were held from January 31, 2022, to February 3, 2022. On May 9, 2022, an award in the amount of $5.0 million plus interest of approximately $0.8 million was issued in favor of McClymonds. The two managing members of Q Power have executed a binding document to pay the full amount of the award and have begun to pay the full amount of the award, such that there will be no effect on the financial condition of the Company. McClymonds shall have no recourse to the Company with respect to the award.

S-B-25

Allegheny Mineral Corporation v. Scrubgrass Generating Company, L.P., Butler County Court of Common Pleas, No. AD 19-11039

In November 2019, Allegheny Mineral Corporation (“Allegheny Mineral”) filed suit against the Company seeking payment of approximately $1,200,000 in outstanding invoices. In response, the Company filed counterclaims against Allegheny Mineral asserting breach of contract, breach of express and implied warranties, and fraud in the amount of $1,300,000. After unsuccessful mediation in August 2020, the parties again attempted to mediate the case on October 26, 2022, which led to a mutual agreement to settlement terms of a $300,000 cash payment, and a supply agreement for limestone. Subject to completion of the settlement terms, this matter has been stayed in Butler County Court, and the outstanding litigation has been terminated.

Federal Energy Regulatory Commission (“FERC”) Matters

On November 19, 2021, Scrubgrass received a notice of breach from PJM Interconnection, LLC alleging that Scrubgrass breached Interconnection Service Agreement – No. 1795 (the “ISA”) by failing to provide advance notice to PJM Interconnection, LLC and Mid-Atlantic Interstate Transmission, LLC pursuant to ISA, Appendix 2, section 3, of modifications made to the Scrubgrass Plant. On December 16, 2021, Scrubgrass responded to the notice of breach and respectfully disagreed that the ISA had been breached. On January 7, 2022, Scrubgrass participated in an information gathering meeting with representatives from PJM regarding the notice of breach and continued to work with PJM regarding the dispute, including conducting a necessary study agreement with respect to the Scrubgrass Plant. On January 20, 2022, the Company sent PJM a letter regarding the installation of a resistive computational load bank at the Panther Creek Plant. On March 1, 2022, the Company executed a necessary study agreement with respect to the Panther Creek Plant.

PJM’s investigation and discussions with the Company regarding the notice of breach at the Scrubgrass Plant and the Panther Creek Plant are ongoing, including with respect to interim procedures, until the Company receives revised Interconnect Service Agreements for the Scrubgrass Plant and the Panther Creek Plant. Stronghold does not expect to make any material payments related to any resettlements of prior billing statements. The Company continues to expect to source electricity for its computational load banks from the Scrubgrass and Panther Creek Plants; however, Stronghold expects that, until the revised Interconnect Service Agreements are finalized and potentially thereafter, the Company will pay retail rates for electricity that is imported from the grid should it be unable to fully supply power to the computational load banks.

On May 11, 2022, the Division of Investigations of the FERC Office of Enforcement (“OE”) informed the Company that the OE was conducting a non-public preliminary investigation concerning Scrubgrass’ compliance with various aspects of the PJM tariff. The OE requested that the Company provide certain information and documents concerning Scrubgrass’ operations by June 10, 2022. On July 13, 2022, after being granted an extension to respond by the OE, the Company submitted a formal response to the OE’s request. Since the Company submitted its formal response to the OE’s request, the Company has had further discussions with the OE regarding the Company’s formal response. The OE’s investigation, and discussions between the OE and the Company, regarding potential instances of non-compliance is continuing. The Company does not believe that the PJM notice of breach, the Panther Creek necessary study agreement, discussions regarding other potential issues related to the computational load bank, or the preliminary investigation by the OE will have a material adverse effect on the Company’s reported financial position or results of operations, although the Company cannot predict with certainty the final outcome of these proceedings.

Shareholder Securities and Derivative Lawsuits

On April 14, 2022, the Company, and certain of our current and former directors, officers and underwriters were named in a putative class action complaint filed in the United States District Court for the Southern District of New York (Winter v. Stronghold Digital Mining, Case No. 1:22-cv-3088). On August 4, 2022, co-lead plaintiffs were appointed. On October 18, 2022, the plaintiffs filed an amended complaint, alleging that the Company made misleading statements and/or failed to disclose material facts in violation of Section 11 of the Securities Act, 15 U.S.C. §77k and Section 15 of the Securities Act of 1933, as amended (the “Securities Act”), about the Company’s business, operations, and prospects in the Company’s registration statement on Form S-1 related to its initial public offering, and when subsequent disclosures were made regarding these operational issues when the Company announced its fourth quarter and full year 2021 financial results, the Company’s stock price fell, causing significant losses and damages. As relief, the plaintiffs are seeking, among other things, compensatory damages. The amended complaint also alleged violations of Section 12 of the Securities Act based on alleged false or misleading statements in the Company’s prospectus related to its initial public offering. On December 19, 2022, the Company filed a motion to dismiss, which the court largely denied on August 10, 2023. On September 8, 2023, the Court entered a Case Management Order, which set a number of case deadlines, including the completion of all discovery by April 21, 2025. On January 19, 2024, the Court granted the motion of one co-lead plaintiff to withdraw from the case (leaving one plaintiff remaining). Plaintiff filed a motion for class certification on February 19, 2023 and

Defendants’ response to the motion is due on June 10, 2023. The defendants continue to believe the allegations in the complaint are without merit and intend to defend the suit vigorously.

S-B-26

On September 5, 2023, and September 15, 2023, respectively, purported shareholders of the Company filed two derivative actions in the United States District Court for the Southern District of New York (Wilson v. Beard, Case No. 1:23-cv-7840, and Navarro v. Beard, Case No. 1:23-cv-08714) against certain of our current and former directors and officers, and the Company as a nominal defendant. The shareholders generally allege that the individual defendants breached their fiduciary duties by making or failing to prevent the misrepresentations alleged in the putative Winter securities class action, and assert claims for breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, corporate waste, and for contribution under Section 11 of the Securities Act and Section 21D of the Securities Exchange Act of 1934. The two cases were consolidated on October 24, 2023 under the case name In Re Stronghold Digital Mining, Inc., Stockholder

Derivative Litigation (the “Consolidated Derivative Action”). On November 21, 2023 the Court entered an order staying the Consolidated Derivative Action pending a ruling on the motion for class certification in the putative Winter securities class action. The defendants believe the allegations in the Consolidated Derivative Action are without merit and intend to defend the suits vigorously.

On November 14, 2023, and February 4, 2024, respectfully, purported shareholders of the Company filed two additional derivative actions in the United States District Court for the Southern District of New York (Parker v. Beard, Case No. 23 Civ. 10028 and Bruno v. Beard, Case No. 24 Civ. 798) against certain of our current and former directors and officers, and the Company as a nominal defendant. These lawsuits assert substantially the same claims and allegations as the Wilson and Navarro complaints. Plaintiff in the Bruno action had previously served a books and records demand, as well as an investigation/litigation demand, on the Company making similar allegations. On February 13, 2024, Plaintiffs in the Consolidated Derivative Action contacted the Court, taking the position that the Parker and Bruno cases should be consolidated into the Consolidated Derivative Action. The result of such consolidation would be that the Parker and Bruno cases would be similarly stayed pending further proceedings in the putative Winter securities class action. The application for consolidation remains pending.

Mark Grams v. Treis Blockchain, LLC, Chain Enterprises, LLC, Cevon Technologies, LLC, Stronghold Digital Mining, LLC, David Pence, Michael Bolick, Senter Smith, Brian Lambretti and John Chain

On May 4, 2023, Stronghold Digital Mining, LLC, a subsidiary of the Company (“Stronghold”), was named as one of several defendants in a complaint filed in the United States District Court for the Middle District of Alabama Eastern Division (the “Grams Complaint”). The Grams Complaint alleges that certain Bitcoin miners the Company purchased from Treis Blockchain, LLC (“Treis”) in December 2021 contained firmware that is alleged to have constituted “trade secrets” owned by Grams. Principally, the Grams Complaint included allegations of misappropriation of these alleged trade secrets.

The Company believes that the allegations against it and its subsidiaries in the Grams Complaint are without merit and intends to vigorously defend the suit. To that end, the Company has entered into a joint defense agreement with Treis and the other named defendants. The Company has also entered into a tolling agreement with Treis. The Company filed a motion to dismiss the case for lack of personal jurisdiction on June 23, 2023. On October 6, 2023, Grams filed an Amended Complaint, to which the Company filed a renewed Motion to Dismiss for Lack of Personal Jurisdiction, or in the Alternative to Transfer the Case to the District of South Carolina, in addition to a renewed Motion to Dismiss several causes of action alleged in the Amended Complaint. On December 8, 2023, the Company filed its reply to Plaintiff’s response to Motion to Transfer or Alternatively to Dismiss Pursuant to Rule 12(b)(2). The Company does not believe the Grams Complaint will have a material adverse effect on the Company’s reported financial position or results of operations.

MinerVa Purchase Agreement

On July 18, 2022, the Company provided written notice of dispute to MinerVa pursuant to the MinerVa Purchase Agreement. Under the MinerVa Purchase Agreement, the Company and MinerVa were required to work together in good faith towards a resolution for a period of sixty (60) days following this notice, after which, if no settlement had been reached could end discussions, declare an impasse, and adhere to the dispute resolution provisions of the MinerVa Purchase Agreement. On October 30, 2023, the Company sent MinerVa a Notice of Impasse. On October 31, 2023, the Company filed a Statement of Claim in Calgary, Alberta against MinerVa for breach of contract related to the MinerVa Purchase Agreement.

John W. Krynock v. Panther Creek Fuel Services, LLC c/o Olympus Power

On June 2, 2023, Panther Creek Fuel Services, LLC, an affiliate of the Company was named as a defendant in a Federal Black Lung Case under Title IV of the Federal Coal Mine Health and Safety Act of 1969. The Plaintiff previously settled a state law claim with a predecessor in interest of the Company. The Company denies any liability in connection with the claim and intends to defend the suit vigorously. The Company does not believe that the claim will have a material adverse effect on the Company’s reported financial position or results of operations, although the Company cannot predict with any certainty the outcome of these proceedings.

S-B-27

Department of Environmental Protection

On November 9, 2023, the Company entered into a Consent Order and Agreement (“COA”) with the Commonwealth of Pennsylvania, Department of Environmental Protection (“DEP”). Pursuant to the COA, the DEP found that a July 5, 2022, inspection of the Company’s Scrubgrass Plant observed that coal ash at the Scrubgrass Plant exceeded the capacity of the permitted ash conditioning area as approved by the DEP on September 12, 2007. The COA found that the Scrubgrass Plant’s storage of excess waste coal ash violated certain provisions of the Solid Waste Management Act and Pennsylvania Code, among other items. Pursuant to the COA, Scrubgrass must pay a civil penalty in the amount of $28,800, in two equal installments within ninety (90) days of entry into the COA. The Company made the first payment to the DEP on November 10, 2023. The terms of the COA also require the Company to remove (i) a minimum of 80,000 tons of excess waste coal ash by November 9, 2024, (ii) 160,000 aggregate tons of excess waste coal ash by November 9, 2025, (iii) 220,000 aggregate tons of excess waste coal ash by November 9, 2026, and (iv) all remaining excess waste coal ash by November 9, 2027, such that the ash conditioning area is consistent with the specifications accepted by the DEP on September 7, 2007. Beginning on January 24, 2024, the Company is to provide quarterly progress reports to the DEP. In connection with the COA, the Company has had preliminary discussions with the Pennsylvania Public Utilities Commission (“PUC”) and the DEP regarding potential resettlement or forfeiture of Pennsylvania Tier II Alternative Energy Credits during any period of non-compliance, expected to be limited to July 5-22, 2022. In February of 2024, the Company retired 25,968 Alternative Energy Credits reflective of the amount of credits generated during the period of non-compliance from July 5-22, 2022. On December 15, 2023, the Scrubgrass Creek Watershed Association filed a Notice of Appeal to the Environmental Hearing Board regarding the COA (the “COA Appeal”). The Company does not believe the COA, COA Appeal or discussions with the PUC will have a material adverse effect on the Company’s reported financial position or results of operations.

NOTE 12 – REDEEMABLE COMMON STOCK

Class V common stock represented 17.8% and 45.1% ownership of Stronghold LLC, as of December 31, 2023, and 2022, respectively, granting the owners of Q Power economic rights and, as a holder, one vote on all matters to be voted on by our stockholders generally, and a redemption right into Class A shares. Refer to Note 13 – Noncontrolling Interests for more details.

The Company classifies its Class V common stock as redeemable common stock in the accompanying condensed consolidated balance sheets as, pursuant to the Stronghold LLC Agreement, the redemption rights of each unit held by Q Power for either shares of Class A common stock or an equivalent amount of cash is not solely within the Company’s control. This is due to the holders of the Class V common stock collectively owning a majority of the voting stock of the Company, which allows the holders of Class V common stock to elect the members of the Board, including those directors who determine whether to make a cash payment upon a Stronghold LLC unit holder’s exercise of its redemption rights. Redeemable common stock is recorded at the greater of the book value or redemption amount from the date of the issuance, April 1, 2021, and the reporting date as of December 31, 2023.

The Company recorded redeemable common stock as presented in the table below.

	Common – Class V
	Shares	Amount
Balance – December 31, 2022	2,605,760	$11,754,587
Net loss attributable to noncontrolling interest	—	(30,428,749)
Redemption of Class V shares	(200,000)	(1,210,000)
Maximum redemption right valuation	—	40,300,278
Balance – December 31, 2023	2,405,760	$20,416,116

NOTE 13 – NONCONTROLLING INTERESTS

The Company is the sole managing member of Stronghold LLC and, as a result, consolidates the financial results of Stronghold LLC and reports a noncontrolling interest representing the common units of Stronghold LLC held by Q Power. Changes in the Company’s ownership interest in Stronghold LLC, while the Company retains its controlling interest, are accounted for as redeemable common stock transactions. As such, future redemptions or direct exchanges of common units of Stronghold LLC by Q Power will result in changes to the amount recorded as noncontrolling interest. Refer to Note 12 – Redeemable Common Stock, which describes the redemption rights of the noncontrolling interest.

The noncontrolling interest representing the common units of Stronghold LLC held by Q Power represented 17.8% and 45.1% ownership of Stronghold LLC, as of December 31, 2023, and 2022, respectively, granting the owners of Q Power economic rights and, as a holder, one vote on all matters to be voted on by the Company’s stockholders generally, and a redemption right into shares of Class A common stock.

S-B-28

The following table summarizes the redeemable common stock adjustments pertaining to the noncontrolling interest as of and for the year ended December 31, 2023:

	Class V Common Stock Outstanding	Fair Value Price	Redeemable Common Stock Adjustments
Balance – December 31, 2022	2,605,760	$4.51	$11,754,587
Net loss attributable to noncontrolling interest	—		(30,428,749)
Redemption of Class V shares	(200,000)		(1,210,000)
Adjustment of redeemable common stock to redemption amount (1)	—		40,300,278
Balance – December 31, 2023	2,405,760	$8.49	$20,416,116

(1)	Redeemable common stock adjustment based on Class V common stock outstanding at fair value price at each quarter end, using a 10-day variable weighted average price (“VWAP”) of trading dates including the closing date.

NOTE 14 – STOCK-BASED COMPENSATION

On October 19, 2021, the board of directors of the Company (the “Board”) and the stockholders of the Company approved a new long-term incentive plan the Stronghold Digital Mining, Inc. Omnibus Incentive Plan (the “New LTIP”) for employees, consultants and directors. The New LTIP provides for the grant of options (including incentive stock options and non-qualified stock options), stock appreciation rights, restricted stock units (“RSUs”), dividend equivalents, other stock-based awards, and substitute awards intended to align the interests of service providers, including our named executive officers, with those of our stockholders. Pursuant to the New LTIP, the remaining shares of Class A common stock under the prior long-term incentive plan that was effective April 28, 2021, that were reserved and available for delivery, were assumed and reserved for issuance under the New LTIP. In addition, the New LTIP raised the aggregate number of shares of common stock that may be issued or used for reference purposes or with respect to which awards may be granted under the plan to not exceed 4,752,000 shares. As of October 19, 2021, the Company now grants all equity-based awards under the New LTIP. On January 18, 2023, the stockholders of the Company approved an amendment to the New LTIP to increase the amount of shares of Class A common stock available for delivery with respect to awards by 6,000,000 shares. The numbers of shares available under the New LTIP was proportionately reduced to reflect the Reverse Stock Split.

The Board is duly authorized to administer the New LTIP. The Company accounts for share-based payment awards exchanged for services at the estimated grant date fair value of the award.

Stock options issued under the Company’s New LTIP are granted with an exercise price no less than the market price of the Company’s stock at the date of grant and expire up to ten years from the date of the grant. The Company accounts for share-based payment awards exchanged for services at the estimated grant date fair value of the award. Stock options issued under the LTIP were granted with an exercise price equal to the fair market value of the Company’s stock, as determined with reference to third-party valuations as of the date of option grants, and expire up to ten years from the date of grant. Options granted under the New LTIP and the LTIP vest over various terms.

RSUs are subject to restrictions on transferability, risk of forfeiture and other restrictions imposed by the Compensation Committee of the Board (the “Committee”). Settlement of vested RSUs will occur upon vesting or upon expiration of the deferral period specified for such RSUs by the Committee (or, if permitted by the Committee, as elected by the participant). RSUs may be settled in cash or a number of shares of stock (or a combination of the two), as determined by the Committee at the date of grant or thereafter.

Stock-Based Compensation

Stock-based compensation expense, including share-based expenses associated with non-employee directors, was $9,238,826 and $13,890,350 for the years ended December 31, 2023, and 2022, respectively, and is included in general and administrative expense in the consolidated statements of operations. There is no tax benefit related to stock compensation expense due to the Company having a full valuation allowance recorded against its deferred income tax assets as of December 31, 2023.

The Company recognized total stock-based compensation expense for the years ended December 31, 2023, and 2022, from the following categories:

	For the years ended
	December 31, 2023	December 31, 2022
Restricted stock awards under the Plan	$7,167,680	$3,592,641
Stock option awards under the Plan	2,071,146	10,297,709
Total stock-based compensation expense	$9,238,826	$13,890,350

S-B-29

Stock Options

There were no stock options granted during 2023. The following are the weighted-average assumptions used in calculating the fair value of the total stock options granted during 2022 using the Black-Scholes method.

December 31, 2022
Weighted-average fair value of options granted	$102.10
Expected volatility	125.85%
Expected life (in years)	5.81
Risk-free interest rate	1.69%
Expected dividend yield	0%

Expected Volatility – The Company estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies, as the Company does not currently have sufficient history for the volatility of its own stock.

Expected Term – The expected term of options represents the period that the Company’s stock-based awards are expected to be outstanding based on the simplified method, which is the half-life from vesting to the end of the contractual term.

Risk-Free Interest Rate – The Company bases the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

Expected Dividend Yield – The Company has never declared or paid any cash dividends on its common shares and does not plan to pay cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in its valuation models.

The Company elected to account for forfeited awards as they occur, as permitted by ASU 2016-09.

As of December 31, 2023, the total future compensation expense related to unvested options not yet recognized in the consolidated statements of operations was approximately $787,683, and the weighted-average period over which these awards are expected to be recognized is approximately 0.52 years.

The following table summarizes the Company’s stock option activity for the years ended December 31, 2023, and 2022.

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2022	337,908	$89.10	9.61	$30,906,003
Granted	20,597	106.10	9.11	—
Exercised	—	—	—	—
Expired	—	—	—	—
Cancelled / Forfeited	(3,500)	180.60	8.68	—
Outstanding at December 31, 2022	355,005	$90.30	9.00	$—
Granted	—	—	—	—
Exercised	—	—	—	—
Expired	(25,203)	82.02	7.59	—
Cancelled / Forfeited	(248,370)	93.96	7.63	—
Outstanding at December 31, 2023	81,432	$82.44	7.59	$—
Shares vested and expected to vest	81,432	$82.44	7.59	$—
Exercisable as of December 31, 2023	68,136	$82.67	7.58	$—

RSUs

The following table summarizes the Company’s RSU activity for the years ended December 31, 2023, and 2022.

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2022	6,074	$111.00
Vested	(31,996)	53.60
Granted	168,711	37.60
Cancelled / Forfeited	(836)	38.80
Unvested at December 31, 2022	141,953	$43.50
Vested	(82,795)	22.49
Granted	547,178	8.38
Cancelled / Forfeited	(53,692)	36.02
Unvested at December 31, 2023	552,644	$6.93

S-B-30

The value of RSUs are measured based on their fair value on the date of grant and amortized over their respective vesting periods. As of December 31, 2023, total future compensation expense related to unvested RSUs not yet recognized in the consolidated statements of operations was approximately $2,735,625, and the weighted-average vesting period over which these awards are expected to be recognized is approximately 1.02 years.

NOTE 15 – WARRANTS

The following table summarizes outstanding warrants as of December 31, 2023, and 2022, and activity for the years then ended.

Number of Warrants
Outstanding as of January 1, 2022	29,780
Issued	2,139,356
Exercised	(581,625)
Outstanding as of December 31, 2022	1,587,511
Issued	5,403,347
Exercised	(1,712,873)
Outstanding as of December 31, 2023	5,277,985

B&M Warrant

On March 28, 2023, as part of the B&M Settlement described in Note 7 – Debt, the Company issued a stock purchase warrant to B&M providing for the right to purchase from the Company 300,000 shares of Class A common stock, par value $0.0001 per share, at an exercise price of $0.001 per warrant share. As of and during the year ended December 31, 2023, all 300,000 shares of Class A common stock available for purchase pursuant to the B&M Warrant were exercised.

May 2022 Private Placement

On May 15, 2022, the Company entered into a note and warrant purchase agreement, by and among the Company and the purchasers thereto, whereby the Company agreed to issue and sell (i) $33,750,000 aggregate principal amount of 10.00% unsecured convertible promissory notes and (ii) warrants representing the right to purchase up to 631,800 shares of Class A common stock of the Company with an exercise price per share equal to $25.00. The promissory notes and warrants were sold for aggregate consideration of approximately $27 million.

On August 16, 2022, the Company amended the note and warrant purchase agreement, such that $11.25 million of the outstanding principal was exchanged for the execution of an amended and restated warrant agreement pursuant to which the strike price of the 631,800 warrants was reduced from $25.00 to $0.10. Refer to Note 16 – Equity Issuances for additional details.

During the year ended December 31, 2023, 230,000 warrants issued in connection with the May 2022 Private Placement, or subsequent transactions associated with the unsecured convertible promissory notes, were exercised.

September 2022 Private Placement

On September 13, 2022, the Company entered into Securities Purchase Agreements with Armistice Capital Master Fund Ltd. (“Armistice”) and Greg Beard, the Company’s chairman and chief executive officer, for the purchase and sale of 227,435 and 60,241 shares of Class A common stock, respectively, and warrants to purchase an aggregate of 560,241 shares of Class A common stock, at an initial exercise price of $17.50 per share. Refer to Note 16 – Equity Issuances for additional details. As part of the transaction, Armistice purchased the pre-funded warrants for 272,565 shares of Class A common stock at a purchase price of $16.00 per warrant. The pre-funded warrants have an exercise price of $0.001 per warrant share.

In April 2023, the Company, Armistice and Mr. Beard entered into amendments to, among other things, adjust the strike price of the remaining outstanding warrants from $17.50 per share to $10.10 per share. In December 2023, the Company and Armistice entered into an amendment to, among other things, adjust the strike price of the remaining outstanding warrants from $10.10 per share to $7.00 per share and extend the expiration date through December 31, 2029. Furthermore, in January 2024, the Company and Mr. Beard entered into an amendment to, among other things, adjust the strike price of the remaining outstanding warrants from $10.10 per share to $7.51 per share. Refer to Note 16 – Equity Issuances for additional details.

As of and during the year ended December 31, 2023, the pre-funded warrants for 272,565 shares of Class A common stock have been exercised.

S-B-31

April 2023 Private Placement

On April 20, 2023, the Company entered into Securities Purchase Agreements with an institutional investor and the Company’s Chief Executive Officer, Greg Beard, for the purchase and sale of shares of Class A common stock, par value $0.0001 per share at a purchase price of $10.00 per share, and warrants to purchase shares of Class A common stock, at an initial exercise price of $11.00 per share (the “April 2023 Private Placement”). Pursuant to the Securities Purchase Agreements, the institutional investor invested $9.0 million in exchange for an aggregate of 900,000 shares of Class A common stock and pre-funded warrants, and Mr. Beard invested $1.0 million in exchange for an aggregate of 100,000 shares of Class A common stock, in each case at a price of $10.00 per share equivalent. Further, the institutional investor and Mr. Beard received warrants exercisable for 900,000 shares and 100,000 shares, respectively, of Class A common stock. In December 2023, the Company and the institutional investor entered into an amendment to, among other things, adjust the strike price of the remaining outstanding warrants from $10.10 per share to $7.00 per share and extend the expiration date through December 31, 2029. Refer to Note 16 – Equity Issuances for additional details.

As of and during the year ended December 31, 2023, the pre-funded warrants for 433,340 shares of Class A common stock have been exercised.

December 2023 Private Placement

On December 21, 2023, the Company entered into a Securities Purchase Agreement with an institutional investor for the purchase and sale of shares of Class A common stock, par value $0.0001 per share at a purchase price of $6.71 per share, and warrants to purchase shares of Class A common stock, at an initial exercise price of $7.00 per share (the “December 2023 Private Placement”). Pursuant to the Securities Purchase Agreement, the institutional investor invested $15.4 million in exchange for an aggregate of 2,300,000 shares of Class A common stock and pre-funded warrants at a price of $6.71 per share equivalent. Further, the institutional investor received warrants exercisable for 2,300,000 shares of Class A common stock. Refer to Note 16 – Equity Issuances for additional details.

NOTE 16 – EQUITY ISSUANCES

May 2022 Private Placement

On May 15, 2022, the Company entered into a note and warrant purchase agreement (the “Purchase Agreement”), by and among the Company and the purchasers thereto (collectively, the “May Purchasers”), whereby the Company agreed to issue and sell to the May Purchasers, and the May Purchasers agreed to purchase from the Company, (i) $33,750,000 aggregate principal amount of 10.00% unsecured convertible promissory notes (the “May 2022 Notes”) and (ii) warrants (the “May 2022 Warrants”) representing the right to purchase up to 631,800 shares of Class A common stock, of the Company with an exercise price per share equal to $25.00, on the terms and subject to the conditions set forth in the Purchase Agreement (collectively, the “2022 Private Placement”). The Purchase Agreement contained representations and warranties by the Company and the May Purchasers that are customary for transactions of this type. The May 2022 Notes and the May 2022 Warrants were sold for aggregate consideration of approximately $27.0 million.

In connection with the 2022 Private Placement, the Company undertook to negotiate with the May Purchasers and to file a certificate of designation with the State of Delaware, following the closing of the 2022 Private Placement, for the terms of a new series of preferred stock.

In connection with the 2022 Private Placement, the May 2022 Warrants were issued pursuant to the Warrant Agreement. The May 2022 Warrants are subject to mandatory cashless exercise provisions and have certain anti-dilution provisions. The May 2022 Warrants are exercisable for a five-year period from the closing.

The issuance of the May 2022 Notes was within the scope of ASC 480-10 and, therefore, was initially measured at fair value (consistent with ASC 480-10-30-7). Additionally, under the guidance provided by ASC 815-40-15-7, the Company determined that the May 2022 Warrants were indexed to the Company’s stock. As a result, the May 2022 Warrants were initially recorded at their fair value within equity. The May 2022 Notes were valued using the gross yield method under the income approach. As of the issuance date of May 15, 2022, a calibration analysis was performed by back solving the implied yield associated with the May 2022 Notes, such that the total value of the May 2022 Notes and the May 2022 Warrants equaled the purchase amount. The calibrated yield was then rolled forward for changes to the risk-free rate and option-adjusted spreads to the August 16, 2022, valuation date to value the May 2022 Notes.

On August 16, 2022, the Company entered into an amendment to the Purchase Agreement, by and among the Company and the May Purchasers, whereby the Company agreed to amend the Purchase Agreement, such that $11.25 million of the outstanding principal was exchanged for the May Purchaser’s execution of an amended and restated warrant agreement pursuant to which the strike price of the 631,800 May 2022 Warrants was reduced from $25.00 to $0.10. After giving effect to the principal reduction and amended and restated warrants, the Company was to continue to make subsequent monthly, payments to the May Purchasers on the fifteenth (15th) day of each of November 2022, December 2022, January 2023, and February 2023. The Company was able to elect to pay each such payment (A) in cash or (B) in shares of common stock, in each case, at a twenty percent (20%) discount to the average of the daily VWAPs for each of the twenty (20) consecutive trading days preceding the payment date.

S-B-32

Series C Convertible Preferred Stock

On December 30, 2022, the Company entered into the Exchange Agreement with the Purchasers of the Amended May 2022 Notes whereby the Amended May 2022 Notes were to be exchanged for shares of Series C Preferred Stock that, among other things, will convert into shares of Class A common stock or pre-funded warrants that may be exercised for shares of Class A common stock, at a conversion rate equal to the stated value of $1,000 per share plus cash in lieu of fractional shares, divided by a conversion price of $4.00 per share of Class A common stock. Upon the fifth anniversary of the Series C Preferred Stock, each outstanding share of Series C Preferred Stock will automatically and immediately convert into Class A common stock or pre-funded warrants. In the event of a liquidation, the Purchasers shall be entitled to receive an amount per share of Series C Preferred Stock equal to its stated value of $1,000 per share. The Exchange Agreement closed on February 20, 2023.

Pursuant to the Exchange Agreement, the Purchasers received an aggregate 23,102 shares of the Series C Preferred Stock, in exchange for the cancellation of an aggregate $17,893,750 of principal and accrued interest, representing all of the amounts owed to the Purchasers under the May 2022 Notes. On February 20, 2023, one Purchaser converted 1,530 shares of the Series C Preferred Stock to 382,500 shares of the Company’s Class A common stock. The rights and preferences of the Series C Preferred Stock are designated in a certificate of designation, and the Company provided certain registration rights to the Purchasers. As of December 31, 2023, 5,990 shares of the Series C Preferred Stock remain outstanding following the Series D Exchange Agreement described below.

As of December 31, 2023, the Company incurred $1,221,339 of offering costs which has been capitalized within additional paid-in capital in the consolidated balance sheet.

Series D Exchange Agreement

On November 13, 2023, the Company consummated a transaction (the “Series D Exchange Transaction”) pursuant to an exchange agreement, dated November 13, 2023 (the “Series D Exchange Agreement”) with Adage Capital Partners, LP (the “Holder”) whereby the Company issued to the Holder an aggregate of 15,582 shares of a newly created series of preferred stock, the Series D Convertible Preferred Stock, par value $0.0001 per share (the “Series D Preferred Stock”), in exchange for 15,582 shares of Series C Preferred Stock held by the Holder, which represented all of the shares of Series C Preferred Stock held by the Holder. The Series D Preferred Stock contains substantially similar terms as the Series C Preferred Stock except with respect to a higher conversion price. The Series D Exchange Agreement contains representations, warranties, covenants, releases, and indemnities customary for transactions of this type, as well as certain trading volume restrictions. As a result of the Series D Exchange Transaction, the Company recorded a deemed contribution of $20,492,568 resulting from the extinguishment of 15,582 shares of Series C Preferred Stock associated with the Series D Exchange Transaction. The deemed contribution represents the difference between the carrying value of the existing Series C Preferred Stock and the estimated fair value of the newly-issued Series D Preferred Stock. As of December 31, 2023, 7,610 shares of the Series D Preferred Stock remain outstanding after conversions of 7,972 shares of Series D Preferred Stock for 1,481,409 shares of Class A common stock during the fourth quarter of 2023. Subsequent to December 31, 2023, the remaining 7,610 shares of Series D Convertible Preferred Stock have been converted to 1,414,117 shares of Class A common stock.

As of and for the year ended December 31, 2023, the Company incurred $148,904 of offering costs which has been capitalized within additional paid-in capital in the consolidated balance sheet.

September 2022 Private Placement

On September 13, 2022, the Company entered into Securities Purchase Agreements with Armistice and Greg Beard, the Company’s chairman and chief executive officer (together with Armistice, the “September 2022 Private Placement Purchasers”), for the purchase and sale of 227,435 and 60,241 shares, respectively, of Class A common stock, par value $0.0001 per share at a purchase price of $16.00 and $16.60, respectively, and warrants to purchase an aggregate of 560,241 shares of Class A common stock, at an initial exercise price of $17.50 per share (subject to certain adjustments). Subject to certain ownership limitations, such warrants are exercisable upon issuance and will be exercisable for five and a half years commencing upon the date of issuance. Armistice also purchased the pre-funded warrants to purchase 272,565 shares of Class A common stock at a purchase price of $16.00 per pre-funded warrant. The pre-funded warrants have an exercise price of $0.001 per warrant share. The transaction closed on September 19, 2022. The gross proceeds from the sale of such securities, before deducting offering expenses, was approximately $9.0 million.

S-B-33

The warrant liabilities are subject to remeasurement at each balance sheet date, and any change in fair value is recognized as “changes in fair value of warrant liabilities” in the consolidated statements of operations. The fair value of the warrant liabilities was estimated as of December 31, 2023, using a Black-Scholes model with significant inputs as follows:

December 31, 2023
Expected volatility	131.6%
Expected life (in years)	6
Risk-free interest rate	3.8%
Expected dividend yield	0%
Fair value	$3,665,457

In connection with the closing of the December 2023 Private Placement (discussed below), the Company and Armistice entered into an amendment to, among other things, adjust the strike price of the remaining outstanding warrants from $10.10 per share to $7.00 per share and extend the expiration date through December 31, 2029. Furthermore, in January 2024, the Company and Mr. Beard entered into an amendment to, among other things, adjust the strike price of the remaining outstanding warrants from $10.10 per share to $7.51 per share.

April 2023 Private Placement

On April 20, 2023, the Company entered into Securities Purchase Agreements with an institutional investor and the Company’s chairman and chief executive officer, Greg Beard, for the purchase and sale of shares of Class A common stock, par value $0.0001 per share at a purchase price of $10.00 per share, and warrants to purchase shares of Class A common stock, at an initial exercise price of $11.00 per share (subject to certain adjustments in accordance with the terms thereof). Pursuant to the Securities Purchase Agreements, the institutional investor invested $9.0 million in exchange for an aggregate of 900,000 shares of Class A common stock and pre-funded warrants, and Mr. Beard invested $1.0 million in exchange for an aggregate of 100,000 shares of Class A common stock, in each case at a price of $10.00 per share equivalent. Further, the institutional investor and Mr. Beard received warrants exercisable for 900,000 shares and 100,000 shares, respectively, of Class A common stock.

Subject to certain ownership limitations, the warrants are exercisable six months after issuance. The warrants are exercisable for five and a half years commencing upon the date of issuance, subject to certain ownership limitations. The pre-funded warrants have an exercise price of $0.001 per warrant share and are immediately exercisable, subject to certain ownership limitations. The gross proceeds from the April 2023 Private Placement, before deducting offering expenses, was approximately $10.0 million. The April 2023 Private Placement closed on April 21, 2023.

The warrant liabilities are subject to remeasurement at each balance sheet date, and any change in fair value is recognized as “changes in fair value of warrant liabilities” in the consolidated statements of operations. The fair value of the warrant liabilities was estimated as of December 31, 2023, using a Black-Scholes model with significant inputs as follows:

December 31, 2023
Expected volatility	131.6%
Expected life (in years)	6
Risk-free interest rate	3.8%
Expected dividend yield	0%
Fair value	$6,571,494

Additionally, as previously disclosed, the Company entered into Securities Purchase Agreements with the September 2022 Private Placement Purchasers for, in part, warrants to purchase an aggregate of 560,241 shares of Class A common stock, at an exercise price of $17.50 per share. On April 20, 2023, the Company and the September 2022 Private Placement Purchasers entered into amendments to, among other things, adjust the strike price of the warrants from $17.50 per share to $10.10 per share. In connection with the closing of the December 2023 Private Placement (discussed below), the Company and the institutional investor entered into an amendment to, among other things, adjust the strike price of the remaining outstanding warrants from $10.10 per share to $7.00 per share and extend the expiration date through December 31, 2029.

As of and for the year ended December 31, 2023, the Company incurred $175,000 of offering costs which has been capitalized within additional paid-in capital in the consolidated balance sheet.

S-B-34

December 2023 Private Placement

On December 21, 2023, the Company entered into a Securities Purchase Agreement with an institutional investor for the purchase and sale of shares of Class A common stock, par value $0.0001 per share at a purchase price of $6.71 per share, and warrants to purchase shares of Class A common stock, at an initial exercise price of $7.00 per share (the “December 2023 Private Placement”). Pursuant to the Securities Purchase Agreement, the institutional investor invested $15.4 million in exchange for an aggregate of 2,300,000 shares of Class A common stock and pre-funded warrants at a price of $6.71 per share equivalent. Further, the institutional investor received warrants exercisable for 2,300,000 shares of Class A common stock.

Subject to certain ownership limitations, the warrants are exercisable six months after issuance. The warrants are exercisable for five and a half years commencing upon the date of issuance, subject to certain ownership limitations. The pre-funded warrants have an exercise price of $0.001 per warrant share and are immediately exercisable, subject to certain ownership limitations. The gross proceeds from the December 2023 Private Placement, before deducting offering expenses, was approximately $15.4 million. The December 2023 Private Placement closed on December 21, 2023. As of and for the year ended December 31, 2023, the Company incurred $50,592 of offering costs which has been accrued and capitalized within additional paid-in capital in the consolidated balance sheet.

The warrant liabilities are subject to remeasurement at each balance sheet date, and any change in fair value is recognized as “changes in fair value of warrant liabilities” in the consolidated statements of operations. The fair value of the warrant liabilities was estimated as of December 31, 2023, using a Black-Scholes model with significant inputs as follows:

December 31, 2023
Expected volatility	131.6%
Expected life (in years)	5.5
Risk-free interest rate	3.8%
Expected dividend yield	0%
Fair value	$14,973,478

ATM Agreement

On May 23, 2023, the Company entered into an at-the-market offering agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (“HCW”) to sell shares of its Class A common stock having aggregate sales proceeds of up to $15.0 million (the “ATM Shares”), from time to time, through an “at the market” equity offering program under which HCW acts as sales agent and/or principal.

Pursuant to the ATM Agreement, the ATM Shares may be offered and sold through HCW in transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on The Nasdaq Stock Market LLC or sales made to or through a market maker other than on an exchange or in negotiated transactions. Under the ATM Agreement, HCW is entitled to compensation equal to 3.0% of the gross proceeds from the sale of the ATM Shares sold through HCW. The Company has no obligation to sell any of the ATM Shares under the ATM Agreement and may at any time suspend solicitations and offers under the ATM Agreement. The Company and HCW may each terminate the ATM Agreement at any time upon specified prior written notice.

The ATM Shares have been and are being issued pursuant to the Company’s shelf registration statement on Form S-3 (File No. 333-271671), filed with the SEC on May 5, 2023, as amended by Amendment No. 1 to the registration statement filed with the SEC on May 23, 2023 (as amended, the “ATM Registration Statement”). The ATM Registration Statement was declared effective on May 25, 2023.

During the year ended December 31, 2023, we sold 1,794,587 ATM Shares at approximately $6.47 per share under the ATM Agreement for gross proceeds of approximately $11.6 million less sales commissions of approximately, for net proceeds of approximately $11.2 million. Subsequent to December 31, 2023, and as of February 29, 2024, no additional shares have been sold under the ATM Agreement. As of and for the year ended December 31, 2023, the Company incurred $388,106 of offering costs which has been capitalized within additional paid-in capital in the consolidated balance sheet.

S-B-35

NOTE 17 – SEGMENT REPORTING

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly in deciding how to allocate resources and assess performance. The Company’s CEO is the chief operating decision maker. The Company functions in two operating segments, Energy Operations and Cryptocurrency Operations, about which separate financial information is presented below.

	For the years ended
	December 31, 2023	December 31, 2022
OPERATING REVENUES:
Energy Operations	$7,466,255	$51,000,381
Cryptocurrency Operations	67,500,045	59,223,437
Total operating revenues	$74,966,300	$110,223,818
NET OPERATING LOSS:
Energy Operations	$(37,718,403)	$(38,992,034)
Cryptocurrency Operations	(24,718,062)	(108,274,121)
Total net operating (loss) income	$(62,436,465)	$(147,266,155)
OTHER EXPENSE [A]	(39,389,028)	(47,905,812)
NET LOSS	$(101,825,493)	$(195,171,967)

DEPRECIATION AND AMORTIZATION:
Energy Operations	$(5,337,828)	$(5,189,071)
Cryptocurrency Operations	(30,077,458)	(42,046,273)
Total depreciation and amortization	$(35,415,286)	$(47,235,344)
INTEREST EXPENSE:
Energy Operations	$(481,124)	$(100,775)
Cryptocurrency Operations	(9,365,235)	(13,810,233)
Total interest expense	$(9,846,359)	$(13,911,008)
CAPITAL EXPENDITURES:
Energy Operations	$932,898	$1,735,392
Cryptocurrency Operations	14,982,500	79,295,111
Total capital expenditures	$15,915,398	$81,030,503

[A] The Company does not allocate other income (expense) for segment reporting purposes. Amount is shown as a reconciling item between net operating income/(losses) and consolidated income before taxes. Refer to the accompanying consolidated statements of operations for further details.

For the years ended December 31, 2023, and 2022, the loss on disposal of fixed assets, realized gain on sale of digital currencies, realized gain (loss) on sale of miner assets, impairments on miner assets, impairments on digital currencies, and impairments on equipment deposits recorded in the consolidated statements of operations were entirely attributable to the Cryptocurrency Operations segment.

Total assets by energy operations and cryptocurrency operations as of December 31, 2023, and 2022, are presented in the table below.

	December 31, 2023			December 31, 2022
	Energy Operations	Cryptocurrency Operations	Total	Energy Operations	Cryptocurrency Operations	Total
Cash and cash equivalents	$231,108	$3,983,505	$4,214,613	$693,805	$12,602,898	$13,296,703
Digital currencies	—	3,175,595	3,175,595	—	109,827	109,827
Accounts receivable	485,956	21,073	507,029	10,628,570	208,556	10,837,126
Due from related parties	97,288	—	97,288	73,122	—	73,122
Prepaid insurance	1,893,524	1,893,524	3,787,048	2,438,967	2,438,968	4,877,935
Inventory	4,196,812	—	4,196,812	4,471,657	—	4,471,657
Other current assets	433,612	1,241,472	1,675,084	—	1,975,300	1,975,300
Equipment deposits	—	8,000,643	8,000,643	—	10,081,307	10,081,307
Property, plant and equipment, net	41,538,240	103,104,531	144,642,771	45,645,205	121,559,476	167,204,681
Land	1,748,440	—	1,748,440	1,748,440	—	1,748,440
Road bond	299,738	—	299,738	211,958	—	211,958
Operating lease right-of-use assets	494,601	978,146	1,472,747	1,045,365	673,672	1,719,037
Security deposits	348,888	—	348,888	348,888	—	348,888
Other noncurrent assets	43,488	127,000	170,488	—	—	—
	$51,811,695	$122,525,489	$174,337,184	$67,305,977	$149,650,004	$216,955,981

S-B-36

NOTE 18 – EARNINGS (LOSS) PER SHARE

Basic EPS is computed by dividing the Company’s net income (loss) by the weighted average number of Class A shares of common stock outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted net loss per share of Class A common stock for the years ended December 31, 2023, and 2022.

	For the years ended
	December 31, 2023	December 31, 2022
Numerator:
Net loss	$(101,825,493)	$(195,171,967)
Less: net loss attributable to noncontrolling interest	(30,428,749)	(105,910,737)
Plus: Deemed contribution from exchange of Series C convertible preferred stock	20,492,568	—
Net loss attributable to Stronghold Digital Mining, Inc.	$(50,904,176)	$(89,261,230)

Denominator:
Weighted average number of Class A common shares outstanding	6,821,173	2,584,907
Basic net loss per share	$(7.46)	$(34.53)
Diluted net loss per share	$(7.46)	$(34.53)

Securities that could potentially dilute earnings (loss) per share in the future were not included in the computation of diluted net loss per share for the years ended December 31, 2023, and 2022, because their inclusion would be anti-dilutive. The following table summarizes the potentially dilutive impact of such securities.

	December 31, 2023	December 31, 2022
Stock options	68,136	172,182
RSUs	1,659	31,996
Warrants (excluding those with a $0.01 exercise price)	3,865,910	571,850
Series C Preferred Stock not yet exchanged for shares of Class A common stock	1,497,500	—
Series D Preferred Stock not yet exchanged for shares of Class A common stock	1,414,117	—
Class V common shares not yet exchanged for shares of Class A common stock	2,405,760	2,605,760
Total potentially dilutive securities	9,253,082	3,381,788

The impact of the deemed contribution resulting from the extinguishment of shares of Series C Preferred Stock associated with the Series D Exchange Transaction, as described above in Note 16 – Equity Issuances, has been excluded from the computation of diluted earnings per share for the year ended December 31, 2023, because the impact would be anti-dilutive. Subsequent to December 31, 2023, the remaining 7,610 shares of Series D Convertible Preferred Stock were converted to 1,414,117 shares of Class A common stock.

NOTE 19 – INCOME TAXES

The Company entered into a Tax Receivable Agreement (“TRA”) with Q Power and an agent named by Q Power on April 1, 2021, (to which an additional holder was subsequently joined as an additional “TRA Holder” on March 14, 2023), pursuant to which the Company will pay the TRA Holders 85% of the realized (or, in certain circumstances, deemed realized) cash tax savings attributable to any increases in tax basis arising from taxable exchanges of units and certain other items.

For the year ended December 31, 2023, the Company’s equity issuances and other transactions resulted in adjustments to the tax basis of Stronghold LLC’s assets. Such adjustments to tax basis, which were allocated to Stronghold Inc., are expected to increase Stronghold Inc.’s tax depreciation, amortization and/or other cost recovery deductions, which may reduce the amount of tax Stronghold Inc. would otherwise be required to pay in the future. No cash tax savings have been realized by Stronghold Inc. with respect to these basis adjustments due to the Company’s estimated taxable losses, and the realization of cash tax savings in the future is dependent, in part, on estimates of sufficient future taxable income. As such, a deferred income tax asset has not been recorded due to maintaining a valuation allowance on the Company’s deferred tax assets, and no liability has been recorded with respect to the TRA in light of the applicable criteria for accrual.

Estimating the amount and timing of Stronghold Inc.’s realization of income tax benefits subject to the TRA is imprecise and unknown at this time and will vary based on a number of factors, including when future redemptions actually occur and the extent to which the Company has sufficient taxable income to utilize any such benefits. Accordingly, the Company has not recorded any deferred income tax asset or liability associated with the TRA.

S-B-37

Subsequent to the Company’s incorporation, the Company and its indirectly-owned corporate subsidiaries, Clearfield and Leesburg, provide for income taxes under the asset and liability method. Deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities – specifically for the Company and its investment in Stronghold LLC – using enacted income tax rates expected to be in effect during the year in which the basis differences reverse. Valuation allowances are established when management determines it is more likely than not that some portion, or all, of the deferred income tax assets will not be realized.

For the years ended December 31, 2023, and 2022, the Company’s total income tax provision (benefit) of $0 differed from amounts computed by applying the U.S. federal income tax rate to pre-tax losses for the periods primarily due to the nontaxable net losses attributable to noncontrolling interests and due to maintaining a valuation allowance on the Company’s deferred income tax assets.

The components of the provision for income taxes for the years ended December 31, 2023, and 2022, were as follows:

For the years ended
	December 31, 2023	December 31, 2022
Current income tax provision expense (benefit):
Federal	$—	$—
State	—	—
Total current income tax provision expense (benefit)	$—	$—

Deferred income tax provision expense (benefit):
Federal	$—	$—
State	—	—
Total deferred income tax provision expense (benefit)	$—	$—
Total income tax provision expense (benefit)	$—	$—

The provision for income taxes differs from the amounts computed by applying the U.S. federal income tax rate to pre-tax losses. A reconciliation of the statutory federal income tax amount to the recorded income tax provision (benefit) expense is detailed in the following table.

	For the years ended
	December 31, 2023	December 31, 2022
Income tax provision (benefit) expense at 21% federal statutory rate	$(21,383,354)	$(40,986,113)
Income attributable to nontaxable noncontrolling interest	6,390,037	22,241,255
State income tax provision (benefit) expense, net of federal tax effect	(2,731,180)	(3,495,720)
Change in valuation allowance	17,280,477	20,934,443
Change in state income tax rate	—	1,430,670
Other, net	444,020	(124,535)
Total income tax provision (benefit) expense	$—	$—

Significant components of the Company’s deferred income tax assets and liabilities as of December 31, 2023, and 2022, were as follows:

	December 31, 2023	December 31, 2022
Deferred income tax assets (liabilities):
Net operating loss and other carryforwards	$22,519,017	$25,852,100
Investment in Stronghold LLC	32,482,953	15,068,075
Total deferred income tax assets	$55,001,970	$40,920,175
Valuation allowance	(55,001,970)	(40,920,175)
Net deferred tax assets	$—	$—
Net deferred income tax assets (liabilities)	$—	$—

S-B-38

As of December 31, 2023, and 2022, the Company and its subsidiaries had no net deferred income tax assets or liabilities. Subsequent to the Company’s reorganization in 2021, deferred taxes are provided on the difference between the Company’s basis for financial reporting purposes and the Company’s basis for federal income tax purposes in its investment in Stronghold LLC.

On July 8, 2022, the state of Pennsylvania enacted HB 1342 (Act 53), which includes a gradual reduction to the state corporate income tax rate to 4.99% over the 2023 through 2031 period. The Company considered the impact of this legislation in the period of enactment and reduced the gross amount of its Pennsylvania deferred income tax assets to take into account the reduced statutory rate. There was no impact to deferred income tax expense or net deferred income tax assets due to the valuation allowance recorded against the Company’s deferred income tax assets.

As of December 31, 2023, no deferred income tax asset or liability has been recorded with respect to the Company’s TRA with Q Power and other parties thereto because any tax benefits subject to the TRA would be a component of a deferred income tax asset not more likely than not to be realized, as discussed further herein. The Company has not yet realized cash tax savings with respect to any tax benefits subject to the TRA, due to the Company’s estimated taxable losses.

As of December 31, 2023, the Company had U.S. federal net operating loss and interest expense carryforwards of approximately $90.3 million, which may be carried forward indefinitely to offset future taxable income, and state net operating loss carryforwards of approximately $76.1 million expiring in 2042 if not used. The Company incurred a tax net operating loss in 2023 due principally to Stronghold LLC’s tax deductions for accelerated depreciation, in addition to its pre-tax loss. As of December 31, 2023, the Company did not have any uncertain tax positions requiring recognition in its consolidated financial statements. The 2021 through 2023 tax years for the Company and the 2018 through 2023 tax years for Clearfield and Leesburg remain open to potential examination by tax authorities.

As of December 31, 2023, and 2022, the Company had a valuation allowance of approximately $55.0 million and $40.9 million, respectively, related to deferred income tax assets the Company does not believe are more likely than not to be realized. The determination to record a valuation allowance was based on management’s assessment of all available evidence, both positive and negative, supporting realizability of the Company’s net operating losses and other deferred income tax assets, as required by ASC 740. Factors contributing to this assessment included the Company’s cumulative and current losses, as well as the evaluation of other sources of income as outlined in ASC 740. In addition, as of December 31, 2022, the Company determined that it sustained an ownership change as defined by Section 382 of the Code, which subjected the Company’s pre-change net operating losses and other carryforwards to annual limitation. Generally, the amount of the limitation is equal to the value of the company’s stock immediately prior to the ownership change multiplied by an interest rate, referred to as the long-term tax-exempt rate, periodically promulgated by the IRS. The Company estimated that the amount of its losses generated prior to the ownership change that may be used annually subsequent to the change was approximately $2.1 million. Such annual limit may significantly impact the timing of utilization of the Company’s federal and state losses and other carryforwards.

The Company continues to evaluate the likelihood of the utilization of its deferred income tax assets, and, while the valuation allowance remains in place, the Company expects to record no deferred income tax expense or benefit. In light of the criteria under ASC 740 for recognizing the tax benefit of deferred income tax assets, the Company maintained a valuation allowance against its federal and state deferred income tax assets as of December 31, 2023, and 2022.

NOTE 20 – SUPPLEMENTAL CASH AND NON-CASH INFORMATION

Supplemental disclosures of cash flow information for the years ended December 31, 2023, and 2022, were as follows:

	For the years ended
	December 31, 2023	December 31, 2022
Income tax payments	$—	$—
Interest payments	$9,562,034	$9,636,505

S-B-39

Supplemental non-cash investing and financing activities consisted of the following for the years ended December 31, 2023, and 2022:

	For the years ended
	December 31, 2023	December 31, 2022
Equipment financed with debt	$1,303,935	$—
McClymonds arbitration award – paid by Q Power	—	5,038,122
Purchases of property, plant and equipment through finance leases	60,679	938,902
Purchases of property, plant and equipment included in accounts payable or accrued liabilities	10,582	6,614,671
Operating lease right-of-use assets exchanged for lease liabilities	291,291	630,831
Reclassifications from deposits to property, plant and equipment	4,658,970	63,363,287
Convertible note payment via warrants	—	3,340,078
Redemption of Series A convertible preferred units	—	33,529,837
Return of miners to settle debt	—	39,008,651
Issued as part of financing:
Warrants – WhiteHawk	—	1,150,000
Warrants – convertible note	—	6,604,881
Warrants – April 2023 Private Placement	8,882,914	—
Warrants – December 2023 Private Placement	13,548,834	—
Convertible Note Exchange for Series C Convertible Preferred Stock:
Extinguishment of convertible note	16,812,500	—
Extinguishment of accrued interest	655,500	—
Issuance of Series C convertible preferred stock, net of issuance costs	45,386,944	—
B&M Settlement:
Warrants – B&M	1,739,882	—
Return of transformers to settle outstanding payable	6,007,500	—
Issuance of B&M Note	3,500,000	—
Elimination of accounts payable	11,426,720	—
Financed insurance premiums	5,386,695	5,484,449
Class A common stock issued to settle outstanding payables or accrued liabilities	1,044,774	—
Exchange of Series C convertible preferred stock for Series D convertible preferred stock	20,492,568	—

NOTE 21 – FAIR VALUE

The Company’s warrant liabilities are measured at fair value on a recurring basis, as discussed in detail in Note 16 – Equity Issuances. The Company’s non-financial assets, including Bitcoin, operating lease right-of-use assets, and property, plant and equipment, are measured at fair value on a nonrecurring basis when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are recorded at fair value only when an impairment charge is recognized.

The fair values of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, contract liabilities, and accrued expenses approximate their carrying values because of the short-term nature of these instruments.

Adverse changes in business climate, including decreases in the price of Bitcoin and resulting decreases in the market price of miners, may indicate that an impairment triggering event has occurred. If the testing performed indicates the estimated fair value of the Company’s miners to be less than their net carrying value, an impairment charge will be recognized, decreasing the net carrying value of the Company’s miners to their estimated fair value.

Applying the market price of one Bitcoin on December 31, 2023, of $42,531 to the Company’s approximately 77 Bitcoin held, results in an estimated fair value of the Company’s Bitcoin of approximately $3,274,887 as of December 31, 2023. For the comparative period, applying the market price of one Bitcoin on December 31, 2022, of $16,548 to the Company’s approximately 7 Bitcoin held, results in an estimated fair value of the Company’s Bitcoin of approximately $115,836 as of December 31, 2022. The valuation of Bitcoin held is classified in Level 1 of the fair value hierarchy as it is based on quoted prices in active markets for identical assets.

S-B-40

NOTE 22 – SUBSEQUENT EVENTS

Champion Electricity Sales and Purchase Agreements and Transaction Addendums

On February 29, 2024, each of the Company’s wholly owned subsidiaries, Scrubgrass and Panther Creek entered into Electricity Sales and Purchase Agreements (collectively, the “ESPAs”) and Transaction Addendums (collectively, the “Addendums”) with Champion Energy Services, LLC (“Champion”). Pursuant to the ESPAs and Addendums, Champion will provide retail electricity to Scrubgrass and Panther Creek at a competitive contract price that includes wholesale real-time power prices, ancillary and delivery services charges, and applicable taxes. To effectuate the Addendums, Scrubgrass and Panther Creek each delivered to Champion a deposit in the amount of $425,000 on March 4, 2024. The Addendums are in existence through March of 2027, subject to the terms and conditions stated in the ESPAs and Addendums. The Company independently estimates the cost of power under the ESPAs will be approximately $10-12/MWh, including all ancillary charges and taxes, plus the cost of wholesale power, assuming prices range from $10-40/MWh.

Third Amendment to the WhiteHawk Credit Agreement

On February 15, 2024, the Company, Stronghold LLC, as borrower, their subsidiaries and WhiteHawk Capital, as collateral agent and administrative agent, and the other lenders thereto, entered a Third Amendment to Credit Agreement (the “Third Amendment”). Pursuant to the Third Amendment, among other items, (i) the Company was permitted to purchase the December 2023 Purchase Miners (as defined under the Third Amendment), so long as the December 2023 Purchase Miners were purchased from cash proceeds of the December 2023 Equity Raise (as defined under the Third Amendment) and such December 2023 Purchase Miners are collateral, (ii) WhiteHawk Capital waived certain prepayment requirements of the Credit Agreement with respect to cash proceeds of the December 2023 Equity Raise, subject to WhiteHawk Capital’s receipt of $3,230,523, which amount represents amortization payments of the WhiteHawk Refinancing Agreement that were otherwise due on July 31, 2024, and August 30, 2024, (iii) two (2) 115kV to 13.8kV – 30/40/50 MVA transformers and two (2) 145kV SF6 breakers previously purchased by the Company were added to the defined term Permitted Disposition; and (iv) the Company’s minimum liquidity requirement was amended to not be less than: (A) until June 30, 2025, $2,500,000 and (B) from and after July 1, 2025, $5,000,000.

Termination of Olympus Omnibus Services Agreement

On November 2, 2021, Stronghold LLC and Olympus Stronghold Services, LLC (“Olympus Services”) entered into an Operations, Maintenance and Ancillary Services Agreement (the “Omnibus Services Agreement”), whereby Olympus Services was to provide certain operations, personnel and maintenance services to the Company and its affiliates. On February 13, 2024, Stronghold LLC and Olympus Services entered into a Termination and Release Agreement (the “Termination and Release”) whereby the Omnibus Services Agreement was terminated. The Termination and Release contained a mutual customary release. The Company expects to continue to pay Olympus Power LLC $10,000 per month for ongoing assistance at each of the Scrubgrass Plant and Panther Creek Plant.

S-B-41

SCHEDULE “A-3”

STRONGHOLD DIGITAL MINING, INC.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE

THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

S-C-1

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2024	December 31, 2023
ASSETS:
Cash and cash equivalents	$4,876,152	$4,214,613
Digital currencies	253,710	3,175,595
Accounts receivable	570,197	507,029
Inventory	4,470,089	4,196,812
Prepaid insurance	2,736,501	3,787,048
Due from related parties	97,288	97,288
Other current assets	2,109,205	1,675,084
Total current assets	15,113,142	17,653,469
Equipment deposits	—	8,000,643
Property, plant and equipment, net	134,083,470	144,642,771
Operating lease right-of-use assets	1,107,044	1,472,747
Land	1,748,440	1,748,440
Road bond	299,738	299,738
Security deposits	348,888	348,888
Other noncurrent assets	199,480	170,488
TOTAL ASSETS	$152,900,202	$174,337,184
LIABILITIES:
Accounts payable	$13,074,814	$11,857,052
Accrued liabilities	11,558,654	10,787,895
Financed insurance premiums	1,425,592	2,927,508
Current portion of long-term debt, net of discounts and issuance fees	16,347,388	7,936,147
Current portion of operating lease liabilities	668,604	788,706
Due to related parties	1,106,704	718,838
Total current liabilities	44,181,756	35,016,146
Asset retirement obligation	1,103,215	1,075,728
Warrant liabilities	13,914,884	25,210,429
Long-term debt, net of discounts and issuance fees	38,470,192	48,203,762
Long-term operating lease liabilities	499,886	776,079
Other noncurrent liabilities	2,569,356	241,420
Total liabilities	100,739,289	110,523,564
COMMITMENTS AND CONTINGENCIES (NOTE 10)
REDEEMABLE COMMON STOCK:
Common Stock – Class V; $0.0001 par value; 34,560,000 shares authorized; 2,405,760 shares issued and outstanding as of June 30, 2024, and December 31, 2023.	10,416,454	20,416,116
Total redeemable common stock	10,416,454	20,416,116
STOCKHOLDERS’ EQUITY:
Common Stock – Class A; $0.0001 par value; 685,440,000 shares authorized; 12,980,864 and 11,115,561 shares issued and outstanding as of June 30, 2024, and December 31, 2023, respectively.	1,298	1,112
Series C convertible preferred stock; $0.0001 par value; 23,102 shares authorized; 5,990 shares issued and outstanding as of June 30, 2024, and December 31, 2023.	1	1
Series D convertible preferred stock; $0.0001 par value; 15,582 shares authorized; 0 and 7,610 shares issued and outstanding as of June 30, 2024, and December 31, 2023, respectively.	—	1
Accumulated deficits	(336,973,510)	(331,647,755)
Additional paid-in capital	378,716,670	375,044,145
Total stockholders' equity	41,744,459	43,397,504
Total redeemable common stock and stockholders' equity	52,160,913	63,813,620
TOTAL LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS' EQUITY	$152,900,202	$174,337,184

The accompanying notes are an integral part of these condensed consolidated financial statements.

S-C-2

STRONGHOLD DIGITAL MINING, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
OPERATING REVENUES:
Cryptocurrency mining	$14,988,526	$13,782,798	$36,279,584	$25,080,096
Cryptocurrency hosting	3,824,299	3,079,701	9,281,828	5,405,697
Energy	221,370	740,793	921,437	3,471,779
Capacity	—	582,557	—	1,442,067
Other	69,944	47,892	143,475	100,317
Total operating revenues	19,104,139	18,233,741	46,626,324	35,499,956
OPERATING EXPENSES:
Fuel	5,798,304	6,291,501	13,209,132	13,705,515
Operations and maintenance	9,081,647	8,804,097	17,323,372	17,245,020
General and administrative	11,746,585	10,077,738	18,344,931	18,546,493
Depreciation and amortization	9,290,563	8,634,967	18,805,217	16,357,808
Loss on disposal of fixed assets	1,731,105	17,281	1,731,105	108,367
Realized loss (gain) on sale of digital currencies	243,688	(266,665)	(380,419)	(593,433)
Unrealized gain on digital currencies	(145,994)	—	(147,221)	—
Realized gain on sale of miner assets	—	—	(36,012)	—
Impairments on digital currencies	—	254,353	—	325,830
Total operating expenses	37,745,898	33,813,272	68,850,105	65,695,600
NET OPERATING LOSS	(18,641,759)	(15,579,531)	(22,223,781)	(30,195,644)
OTHER INCOME (EXPENSE):
Interest expense	(2,248,063)	(2,603,478)	(4,511,472)	(4,987,391)
Loss on debt extinguishment	—	—	—	(28,960,947)
Changes in fair value of warrant liabilities	(382,175)	6,475,880	11,295,545	5,761,291
Other	5,000	15,000	15,000	30,000
Total other (expense) income	(2,625,238)	3,887,402	6,799,073	(28,157,047)
NET LOSS	$(21,266,997)	$(11,692,129)	$(15,424,708)	$(58,352,691)
NET LOSS attributable to noncontrolling interest	(3,325,180)	(3,355,873)	(2,406,893)	(21,475,004)
NET LOSS attributable to Stronghold Digital Mining, Inc.	$(17,941,817)	$(8,336,256)	$(13,017,815)	$(36,877,687)
NET LOSS attributable to Class A common shareholders:
Basic	$(1.25)	$(1.35)	$(0.92)	$(6.99)
Diluted	$(1.25)	$(1.35)	$(0.92)	$(6.99)
Weighted average number of Class A common shares outstanding:
Basic	14,369,800	6,163,450	14,179,810	5,274,471
Diluted	14,369,800	6,163,450	14,179,810	5,274,471

The accompanying notes are an integral part of these condensed consolidated financial statements.

S-C-3

STRONGHOLD DIGITAL MINING, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Three Months Ended June 30, 2024
	Convertible Preferred Series C		Noncontrolling Redeemable Preferred Series A		Common A		Accumulated	Additional Paid-in	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Deficit	Capital	Equity
Balance – April 1, 2024	5,990	$1	—	$—	12,900,076	$1,290	$(314,994,985)	$376,964,891	$61,971,197
Net loss attributable to Stronghold Digital Mining, Inc.	—	—	—	—	—	—	(17,941,817)	—	(17,941,817)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	(3,325,180)	—	(3,325,180)
Maximum redemption right valuation [Common V Units]	—	—	—	—	—	—	(711,528)	—	(711,528)
Stock-based compensation	—	—	—	—	—	—	—	1,667,787	1,667,787
Vesting of restricted stock units	—	—	—	—	61,236	6	—	(6)	—
Issuance of common stock to settle payables	—	—	—	—	19,552	2	—	85,298	85,300
Conversion of Series D preferred stock	—	—	—	—	—	—	—	(1,300)	(1,300)
Balance – June 30, 2024	5,990	$1	—	$—	12,980,864	$1,298	$(336,973,510)	$378,716,670	$41,744,459

	Three Months Ended June 30, 2023
	Convertible Preferred Series C		Convertible Preferred Series D		Common A		Accumulated	Additional Paid-in	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Deficit	Capital	Equity
Balance – April 1, 2023	21,572	$2	—	$—	4,104,617	$411	$(290,848,496)	$373,044,458	$82,196,375
Net loss attributable to Stronghold Digital Mining, Inc.	—	—	—	—	—	—	(8,336,256)	—	(8,336,256)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	(3,355,873)	—	(3,355,873)
Maximum redemption right valuation [Common V Units]	—	—	—	—	—	—	4,341,563	—	4,341,563
Stock-based compensation	—	—	—	—	250,000	25	—	4,366,699	4,366,724
Vesting of restricted stock units	—	—	—	—	202,932	20	—	(20)	—
Exercised warrants	—	—	—	—	633,318	63	—	(20)	43
Redemption of Class V shares	—	—	—	—	200,000	20	—	1,209,980	1,210,000
Issuance of common stock to settle payables	—	—	—	—	97,330	10	—	973,184	973,194
Issuance of common stock - April 2023 Private Placement	—	—	—	—	566,661	57	—	941,595	941,652
Issuance of common stock - ATM Agreement	—	—	—	—	760	—	—	2,825	2,825
Balance – June 30, 2023	21,572	$2	—	—	6,055,618	$606	$(298,199,062)	$380,538,701	$82,340,247

The accompanying notes are an integral part of these condensed consolidated financial statements.

S-C-4

STRONGHOLD DIGITAL MINING, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Six Months Ended June 30, 2024
	Convertible		Convertible					Additional
	Preferred Series C		Preferred Series D		Common A		Accumulated	Paid-in	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Deficit	Capital	Equity
Balance – January 1, 2024	5,990	$1	7,610	$1	11,115,561	$1,112	$(331,647,755)	$375,044,145	$43,397,504
Impact of ASU 2023-08 adoption (Note 1)	—	—	—	—	—	—	99,292	—	99,292
Net loss attributable to Stronghold Digital Mining, Inc.	—	—	—	—	—	—	(13,017,815)	—	(13,017,815)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	(2,406,893)	—	(2,406,893)
Maximum redemption right valuation [Common V Units]	—	—	—	—	—	—	9,999,661	—	9,999,661
Stock-based compensation	—	—	—	—	—	—	—	3,606,907	3,606,907
Vesting of restricted stock units	—	—	—	—	431,634	43	—	(43)	—
Issuance of common stock to settle payables	—	—	—	—	19,552	2	—	85,298	85,300
Conversion of Series D preferred stock	—	—	(7,610)	(1)	1,414,117	141	—	(19,637)	(19,497)
Balance – June 30, 2024	5,990	$1	—	$—	12,980,864	$1,298	$(336,973,510)	$378,716,670	$41,744,459

	Six Months Ended June 30, 2023
	Convertible		Convertible					Additional
	Preferred Series C		Preferred Series D		Common A		Accumulated	Paid-in	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Deficit	Capital	Equity
Balance – January 1, 2023	—	$—	—	$—	3,171,022	$317	$(240,443,302)	$323,468,129	$83,025,144
Net loss attributable to Stronghold Digital Mining, Inc.	—	—	—	—	—	—	(36,877,687)	—	(36,877,687)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	(21,475,004)	—	(21,475,004)
Maximum redemption right valuation [Common V Units]	—	—	—	—	—	—	596,931	—	596,931
Stock-based compensation	—	—	—	—	250,000	25	—	6,816,023	6,816,048
Vesting of restricted stock units	—	—	—	—	253,762	26	—	(26)	—
Warrants issued and outstanding	—	—	—	—	—	—	—	1,739,882	1,739,882
Exercised warrants	—	—	—	—	1,133,583	113	—	203	316
Redemption of Class V shares	—	—	—	—	200,000	$20	—	1,209,980	1,210,000
Issuance of common stock to settle payables	—	—	—	—	97,330	$10	—	973,184	973,194
Issuance of common stock - April 2023 Private Placement	—	—	—	—	566,661	$57	—	941,595	941,652
Issuance of common stock - ATM Agreement	—	—	—	—	760	$—	—	2,825	2,825
Issuance of Series C convertible preferred stock	23,102	2	—	—	—		—	45,386,944	45,386,946
Conversion of Series C preferred stock	(1,530)	—	—	—	382,500	38	—	(38)	—
Balance – June 30, 2023	21,572	$2	—	$—	6,055,618	$606	$(298,199,062)	$380,538,701	$82,340,247

The accompanying notes are an integral part of these condensed consolidated financial statements.

S-C-5

STRONGHOLD DIGITAL MINING, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended
	June 30, 2024	June 30, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(15,424,708)	$(58,352,691)
Adjustments to reconcile net loss to cash flows from operating activities:
Depreciation and amortization	18,805,217	16,357,808
Accretion of asset retirement obligation	27,484	26,102
Loss on disposal of fixed assets	1,731,105	108,367
Realized gain on sale of miner assets	(36,012)	—
Change in value of accounts receivable	399,192	1,142,750
Amortization of debt issuance costs	102,946	109,620
Stock-based compensation	3,606,907	6,816,048
Loss on debt extinguishment	—	28,960,947
Changes in fair value of warrant liabilities	(11,295,545)	(5,761,291)
Non-cash adjustments for loss contingencies	5,218,167	—
Other	408,303	(532,880)
(Increase) decrease in digital currencies:
Mining revenue	(42,427,846)	(28,709,950)
Net proceeds from sale of digital currencies	45,596,244	27,064,294
Unrealized gain on digital currencies	(147,221)	—
Impairments on digital currencies	—	325,830
(Increase) decrease in assets:
Accounts receivable	(462,359)	7,140,368
Prepaid insurance	2,727,056	3,093,404
Due from related parties	—	(64,276)
Inventory	(273,277)	303,468
Other assets	(1,231,144)	306,998
Increase (decrease) in liabilities:
Accounts payable	1,032,860	(145,649)
Due to related parties	387,866	219,778
Accrued liabilities	(2,413,906)	27,326
Other liabilities, including contract liabilities	(291,811)	(78,849)
NET CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES	6,039,518	(1,642,478)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(573,002)	(10,581,332)
Proceeds from sale of property, plant and equipment, including CIP	180,000	—
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(393,002)	(10,581,332)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of debt	(1,806,551)	(2,446,953)
Repayments of financed insurance premiums	(3,178,426)	(3,202,071)
Proceeds from debt, net of issuance costs paid in cash	—	(147,385)
Proceeds from private placements, net of issuance costs paid in cash	—	9,824,567
Proceeds from ATM, net of issuance costs paid in cash	—	2,825
Proceeds from exercise of warrants	—	316
NET CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES	(4,984,977)	4,031,299
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	661,539	(8,192,511)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	4,214,613	13,296,703
CASH AND CASH EQUIVALENTS - END OF PERIOD	$4,876,152	$5,104,192

The accompanying notes are an integral part of these condensed consolidated financial statements.

S-C-6

STRONGHOLD DIGITAL MINING, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NATURE OF OPERATIONS

Stronghold Digital Mining, Inc. (“Stronghold Inc.” or the “Company”) is a low-cost, environmentally beneficial, vertically integrated crypto asset mining company focused on mining Bitcoin and environmental remediation and reclamation services. The Company wholly owns and operates two coal refuse power generation facilities that it has upgraded: (i) the Company’s first reclamation facility located on a 650-acre site in Scrubgrass Township, Venango County, Pennsylvania, which the Company acquired the remaining interest of in April 2021, and has the capacity to generate approximately 83.5 megawatts (“MW”) of electricity (the “Scrubgrass Plant”); and (ii) a facility located near Nesquehoning, Pennsylvania, which the Company acquired in November 2021, and has the capacity to generate approximately 80 MW of electricity (the “Panther Creek Plant,” and collectively with the Scrubgrass Plant, the “Plants”). Both facilities qualify as an Alternative Energy System because coal refuse is classified under Pennsylvania law as a Tier II Alternative Energy Source (large-scale hydropower is also classified in this tier). The Company is committed to generating energy and managing its assets sustainably, and the Company believes that it is one of the first vertically integrated crypto asset mining companies with a focus on environmentally beneficial operations.

Stronghold Inc. operates in two business segments – the Energy Operations segment and the Cryptocurrency Operations segment. This segment presentation is consistent with how the Company’s chief operating decision maker evaluates financial performance and makes resource allocation and strategic decisions about the business.

Energy Operations

The Company operates two qualifying small power production facilities under the provisions of the Public Utilities Regulatory Policies Act of 1978 and sells its electricity into the PJM Interconnection Merchant Market (“PJM”) under a Professional Services Agreement (“PSA”) with Customized Energy Solutions (“CES”), effective July 27, 2022. Under the PSA, CES agreed to act as the exclusive provider of services for the benefit of the Company related to interfacing with PJM, including handling daily marketing, energy scheduling, telemetry, capacity management, reporting, and other related services for the Plants. The initial term of the agreement is two years, and then will extend automatically on an annual basis unless terminated by either party with 60 days written (or electronic) notice prior to the current term end. The Company’s primary fuel source is waste coal which is provided by various third parties. Waste coal tax credits are earned by the Company by generating electricity utilizing coal refuse.

Cryptocurrency Operations

The Company is also a vertically-integrated digital currency mining business. The Company buys and maintains a fleet of Bitcoin miners as well as the required infrastructure and provides power to third-party digital currency miners under hosting agreements. The digital currency mining operations are in their early stages, and digital currencies and energy pricing mining economics are volatile and subject to uncertainty. The Company’s current strategy will continue to expose it to the numerous risks and volatility associated with the digital mining and power generation sectors, including fluctuating Bitcoin-to-U.S.-Dollar prices, the costs and availability of miners, the number of market participants mining Bitcoin, the availability of other power generation facilities to expand operations, and regulatory changes.

S-C-7

NOTE 1 – BASIS OF PRESENTATION

The unaudited condensed consolidated balance sheet as of June 30, 2024, the unaudited condensed consolidated statements of operations and stockholders’ equity for the three and six months ended June 30, 2024, and 2023, and the unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2024, and 2023, have been prepared by the Company. In the opinion of management, all adjustments, consisting of only normal and recurring adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods presented, have been made. The results of operations for the three and six months ended June 30, 2024, are not necessarily indicative of the operating results expected for the full year.

The condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2023. Certain information and footnote disclosures normally included in the annual financial statements, prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), have been condensed or omitted. Certain reclassifications of amounts previously reported have been made to the accompanying condensed consolidated financial statements in order to conform to current presentation. Additionally, since there are no differences between net income (loss) and comprehensive income (loss), all references to comprehensive income (loss) have been excluded from the condensed consolidated financial statements.

On May 15, 2023, following approval by the Board of Directors (the “Board”) and stockholders of the Company, the Company effected a 1-for-10 reverse stock split (“Reverse Stock Split”) of its Class A common stock, par value $0.0001 per share, and Class V common stock, par value $0.0001 per share. The par values of the Company’s Class A and Class V common stock were not adjusted as a result of the Reverse Stock Split. All share and per share amounts and related stockholders’ equity balances presented herein have been retroactively adjusted to reflect the Reverse Stock Split.

Recently Implemented Accounting Pronouncements

In September 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, Financial Instruments – Credit Losses, which adds a new impairment model, known as the current expected credit loss (“CECL”) model, that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes an allowance for its estimate of expected credit losses at the initial recognition of an in-scope financial instrument and applies it to most debt instruments, trade receivables, lease receivables, financial guarantee contracts, and other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses, and entities will need to measure expected credit losses on assets that have a low risk of loss. Since the Company is a smaller reporting company, as defined by the U.S. Securities and Exchange Commission (the “SEC”), the new guidance became effective on January 1, 2023. The Company adopted ASU 2016-13 effective January 1, 2023, but the adoption of ASU 2016-13 did not have an impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-08, Intangibles – Goodwill and Other - Crypto Assets (Subtopic 350-60), which requires all entities holding crypto assets that meet certain requirements to subsequently measure those in-scope crypto assets at fair value, with the remeasurement recorded in net income. Among other things, the new guidance also requires separate presentation of (i) the gain or loss associated with remeasurement of crypto assets on the income statement and (ii) crypto assets from other intangible assets on the balance sheet. Before this new guidance, crypto assets were generally accounted for as indefinite-lived intangible assets, which follow a cost-less-impairment accounting model that only reflects decreases, but not increases, in the fair value of crypto assets holdings until sold. Although early adoption is permitted, the new guidance becomes effective on January 1, 2025, and should be applied using a modified retrospective transition method with a cumulative-effect adjustment recorded to the opening balance of retained earnings as of the beginning of the year of adoption. The Company adopted ASU 2023-08 as of January 1, 2024, and the cumulative adjustment increased the opening balance of retained earnings by $99,292. See Note 2 – Digital Currencies for more information.

S-C-8

Recently Issued Accounting Pronouncements

During the first half of 2024, there have been no recently issued accounting pronouncements applicable to the Company. However, the Company continues to evaluate the impact of the following accounting pronouncements issued during the prior year.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure, which requires public entities to disclose significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Additionally, public entities with a single reportable segment will be required to provide the new disclosures and all the disclosures required under ASC 280, Segment Reporting. Although early adoption is permitted, this new guidance becomes effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, on a retrospective basis. The Company is currently evaluating the impact of adopting this new guidance on its interim and annual consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to enhance the transparency and decision-usefulness of income tax disclosures, particularly in the rate reconciliation table and disclosures about income taxes paid. Although early adoption is permitted, this new guidance becomes effective for annual periods beginning after December 15, 2024, on a prospective basis. The Company is currently evaluating the impact of adopting this new guidance on its interim and annual consolidated financial statements and related disclosures.

NOTE 2 – DIGITAL CURRENCIES

As of June 30, 2024, the Company held an aggregate amount of $253,710 in digital currencies comprised of unrestricted Bitcoin. Changes in digital currencies consisted of the following for the three and six months ended June 30, 2024, and 2023:

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Digital currencies at beginning of period	$2,704	$672,852	$3,175,595	$109,827
Additions of digital currencies(1)	17,313,625	15,788,875	42,427,846	28,709,950
Realized (loss) gain on sale of digital currencies	(243,688)	266,665	380,419	593,433
Unrealized gain on digital currencies	145,994	—	147,221	—
Impairment losses	—	(254,353)	—	(325,830)
Proceeds from sale of digital currencies	(16,964,925)	(15,044,386)	(45,976,663)	(27,657,727)
Impact of ASU 2023-08 as of January 1, 2024(2)	—	—	99,292	—
Digital currencies at end of period	$253,710	$1,429,653	$253,710	$1,429,653

(1)	Additions of digital currencies were related to mining activities.

(2)	See Note 1 – Basis of Presentation for more details regarding the Company’s adoption of ASU 2023-08 as of January 1, 2024.

S-C-9

As previously disclosed, the Company adopted ASU 2023-08 effective January 1, 2024, using a modified retrospective transition method, with a cumulative-effect adjustment of $99,292 recorded to the opening balance of retained earnings. Following the adoption of ASU 2023-08, realized gains (net of realized losses) on the sale of digital currencies were $(243,688) and $380,419 and unrealized gains (net of unrealized losses) on digital currencies were $145,994 and $147,221 for the three and six months ended June 30, 2024.

Furthermore, with the adoption of ASU 2023-08, the Company no longer accounts for digital currencies as indefinite-live intangible assets, and therefore, no impairment losses have been recognized in the current year period. The Company used a first-in, first-out methodology to determine its cost basis for computing realized gains and losses on the sale of digital currencies. The Company’s Bitcoin mining activities are conducted in the ordinary course of business, and the digital currency assets awarded to the Company by mining pool operators are converted nearly immediately into cash. As such, the Company has classified such cash flows derived from its Bitcoin mining within operating activities in the consolidated condensed statements of cash flows.

As of June 30, 2024, the Company’s crypto asset holdings consisted of approximately 4.1 Bitcoin with a fair value and carrying value of $253,710. None of these digital currency assets are subject to contractual sale restrictions as of June 30, 2024. The cumulative realized gains and losses from dispositions that occurred during the six months ended June 30, 2024, totaled $861,333 and $480,914, respectively. As of December 31, 2023, the Company’s crypto asset holdings consisted of approximately 76.7 Bitcoin with a carrying value was $3,175,595 and fair value of $3,274,887.

NOTE 3 – INVENTORY

Inventory consisted of the following components as of June 30, 2024, and December 31, 2023:

	June 30, 2024	December 31, 2023
Waste coal	$4,317,417	$4,066,201
Fuel oil	109,816	72,969
Limestone	42,856	57,642
Inventory	$4,470,089	$4,196,812

NOTE 4 – EQUIPMENT DEPOSITS

Equipment deposits represent contractual agreements with vendors to deliver and install miners at future dates. The following details the vendor, miner model, miner count, and expected delivery month(s).

The total equipment deposits of $8,000,643 as of December 31, 2023, represent cash paid for the following 5,000 miner assets: (i) 1,100 MicroBT WhatsMiner M50 miners; (ii) 2,800 Bitmain Antminer S19k Pro miners; and (iii) 1,100 Canaan Avalon A1346 miners. These miner assets were all delivered to the Company during the first quarter of 2024, resulting in an equipment deposits balance of $0 as of June 30, 2024.

S-C-10

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of June 30, 2024, and December 31, 2023:

	Useful Lives (Years)	June 30, 2024	December 31, 2023
Electric plant	10 - 60	$67,131,485	$67,063,626
Strongboxes and power transformers	8 - 30	54,588,284	54,588,284
Karbolith	30	493,626	—
Machinery and equipment	5 - 20	16,791,365	16,222,214
Rolling stock	5 - 7	272,267	261,000
Cryptocurrency machines and powering supplies	2 - 3	92,090,411	88,445,931
Computer hardware and software	2 - 5	100,536	100,536
Vehicles and trailers	2 - 7	658,500	658,500
Leasehold improvements	2 - 3	2,992,845	2,992,845
Construction in progress	Not Depreciable	11,225,488	11,562,170
Asset retirement cost	10 - 30	580,452	580,452
		246,925,259	242,475,558
Accumulated depreciation and amortization		(112,841,789)	(97,832,787)
Property, plant and equipment, net		$134,083,470	$144,642,771

Construction in progress consists of various projects to build out the cryptocurrency machine power infrastructure and is not depreciable until the asset is considered in service and successfully powers and runs the attached cryptocurrency machines. Completion of these projects will have various rollouts of energized transformed containers and are designed to calibrate power from the plant to the container that houses multiple cryptocurrency machines. Currently, the balance of $11,225,488 as of June 30, 2024, represents amounts paid for ongoing or future projects.

Depreciation and amortization expense charged to operations was $9,290,563 and $8,634,967 for the three months ended June 30, 2024, and 2023, respectively, including depreciation of assets under finance leases of $116,187 and $112,141 for the same respective periods.

Depreciation and amortization expense charged to operations was $18,805,217 and $16,357,808 for the six months ended June 30, 2024, and 2023, respectively, including depreciation of assets under finance leases of $219,923 and $245,523 for the same respective periods.

The gross value of assets under finance leases and the related accumulated amortization approximated $3,046,302 and $1,640,659 as of June 30, 2024, respectively, and $2,797,265 and $1,420,736 as of December 31, 2023, respectively.

S-C-11

NOTE 6 – ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of June 30, 2024, and December 31, 2023:

	June 30, 2024	December 31, 2023
Accrued legal and professional fees	$377,647	$733,115
Accrued interest	2,992	22,101
Accrued sales and use tax	6,088,271	5,660,028
Accrued plant utilities and fuel	1,145,167	3,505,203
Accrued loss contingencies	3,038,487	—
Other	906,090	867,448
Accrued liabilities	$11,558,654	$10,787,895

NOTE 7 – DEBT

Total debt consisted of the following as of June 30, 2024, and December 31, 2023:

	June 30, 2024	December 31, 2023
$499,520 loan, with interest at 2.74%, due February 2024.	$—	$26,522
$517,465 loan, with interest at 4.79%, due November 2024.	109,488	158,027
$119,000 loan, with interest at 7.40%, due December 2026.	69,346	119,000
$585,476 loan, with interest at 4.99%, due November 2025.	258,648	345,665
$431,825 loan, with interest at 7.60%, due April 2024.	—	31,525
$58,149,411 Credit Agreement, with interest at 10.00% plus SOFR, due October 2025.	50,946,041	51,060,896
$92,381 loan, with interest at 1.49%, due April 2026.	44,953	56,470
$64,136 loan, with interest at 11.85%, due May 2024.	—	13,795
$196,909 loan, with interest at 6.49%, due October 2025.	108,579	134,845
$249,037 loan, with interest at 4.49%, due April 2029	240,245	—
$60,679 loan, with interest at 7.60%, due March 2025.	40,280	48,672
$3,500,000 Promissory Note, with interest at 7.50%, due October 2025.	3,000,000	3,000,000
$1,184,935 Promissory Note, due June 2024.	—	592,468
$552,024 Promissory Note, due July 2024.	—	552,024
Total outstanding borrowings	$54,817,580	$56,139,909

Current portion of long-term debt, net of discounts and issuance fees	16,347,388	7,936,147
Long-term debt, net of discounts and issuance fees	$38,470,192	$48,203,762

S-C-12

WhiteHawk Refinancing Agreement

On October 27, 2022, the Company entered into a secured credit agreement (the “Credit Agreement”) with WhiteHawk Finance LLC (“WhiteHawk”) to refinance an existing equipment financing agreement, dated June 30, 2021, by and between Stronghold Digital Mining Equipment, LLC and WhiteHawk (the “WhiteHawk Financing Agreement”). Upon closing, the Credit Agreement consisted of $35.1 million in term loans and $23.0 million in additional commitments.

The financing pursuant to the Credit Agreement (such financing, the “WhiteHawk Refinancing Agreement”) was entered into by Stronghold Digital Mining Holdings, LLC (“Stronghold LLC”), as Borrower (in such capacity, the “Borrower”), and is secured by substantially all of the assets of the Company and its subsidiaries and is guaranteed by the Company and each of its material subsidiaries. The WhiteHawk Refinancing Agreement requires equal monthly amortization payments resulting in full amortization at maturity. The WhiteHawk Refinancing Agreement has customary representations, warranties and covenants including restrictions on indebtedness, liens, restricted payments and dividends, investments, asset sales and similar covenants and contains customary events of default.

On February 6, 2023, the Company, Stronghold LLC, as borrower, their subsidiaries and WhiteHawk Capital Partners LP (“WhiteHawk Capital”), as collateral agent and administrative agent, and the other lenders thereto, entered into an amendment to the Credit Agreement (the “First Amendment”) in order to modify certain covenants and remove certain prepayment requirements contained therein. As a result of the First Amendment, amortization payments for the period from February 2023 through July 2024 are not required, with monthly amortization resuming July 31, 2024. However, in December 2023, the Company made two amortization payments of the WhiteHawk Refinancing Agreement that were otherwise due on July 31, 2024, and August 31, 2024, and therefore, the next required monthly amortization payment is due on September 30, 2024.

Beginning June 30, 2023, following a five-month holiday, Stronghold LLC began to make monthly prepayments of the loan in an amount equal to 50% of its average daily cash balance (including cryptocurrencies) in excess of $7,500,000 for such month. Consistent with the First Amendment, the Company made loan prepayments of $37,800 and $217,800 during the three and six months ended June 30, 2024, respectively. The First Amendment also modified the financial covenants to (i) in the case of the requirement of the Company to maintain a leverage ratio no greater than 4.0:1.00, such covenant will not be tested until the fiscal quarter ending September 30, 2024, and (ii) in the case of the minimum liquidity covenant, modified to require minimum liquidity at any time to be not less than: (A) until March 31, 2024, $2,500,000; (B) during the period beginning April 1, 2024, through and including December 31, 2024, $5,000,000; and (C) from and after January 1, 2025, $7,500,000. On February 15, 2024, the Company and WhiteHawk Capital, as collateral agent and administrative agent, and the other lenders thereto, entered into a Third Amendment to the Credit Agreement (the “Third Amendment”) which, among other items, amended the Company’s minimum liquidity requirement to not be less than: (A) until June 30, 2025, $2,500,000 and (B) from and after July 1, 2025, $5,000,000. The Company was in compliance with all applicable covenants under the WhiteHawk Refinancing Agreement as of June 30, 2024.

The borrowings under the WhiteHawk Refinancing Agreement mature on October 26, 2025, and bear interest at a rate of either (i) the Secured Overnight Financing Rate (“SOFR”) plus 10% or (ii) a reference rate equal to the greater of (x) 3%, (y) the federal funds rate plus 0.5% and (z) the term SOFR rate plus 1%, plus 9%. Borrowings under the WhiteHawk Refinancing Agreement may also be accelerated in certain circumstances. The average interest rate for borrowings under the WhiteHawk Refinancing Agreement approximated 15.50% and 14.81% for the six months ended June 30, 2024, and 2023, respectively.

Convertible Note Exchange

On December 30, 2022, the Company entered into an exchange agreement with the holders (the “Purchasers”) of the Company’s Amended and Restated 10% Notes (the “Amended May 2022 Notes”), providing for the exchange of the Amended May 2022 Notes (the “Exchange Agreement”) for shares of the Company’s newly-created Series C Convertible Preferred Stock, par value $0.0001 per share (the “Series C Preferred Stock”). On February 20, 2023, the transactions contemplated under the Exchange Agreement were consummated, and the Amended May 2022 Notes were deemed paid in full. Approximately $16.9 million of principal amount of debt was extinguished in exchange for the issuance of the shares of Series C Preferred Stock. As a result of this transaction, the Company incurred a loss on debt extinguishment of approximately $28,960,947 during the first quarter of 2023.

S-C-13

Bruce & Merrilees Promissory Note

On March 28, 2023, the Company and Stronghold LLC entered into a settlement agreement (the “B&M Settlement”) with its electrical contractor, Bruce & Merrilees Electric Co. (“B&M”). Pursuant to the B&M Settlement, B&M agreed to eliminate an approximately $11.4 million outstanding payable in exchange for a promissory note in the amount of $3,500,000 (the “B&M Note”) and a stock purchase warrant for the right to purchase from the Company 300,000 shares of Class A common stock (the “B&M Warrant”). The B&M Note has no definitive payment schedule or term. Pursuant to the B&M Settlement, B&M released ten (10) 3000kva transformers to the Company and fully cancelled ninety (90) transformers remaining under a pre-existing order with a third-party supplier. The terms of the B&M Settlement included a mutual release of all claims. Simultaneous with the B&M Settlement, the Company and each of its subsidiaries entered into a subordination agreement with B&M and WhiteHawk Capital pursuant to which all obligations, liabilities and indebtedness of every nature of the Company and each of its subsidiaries owed to B&M shall be subordinate and subject in right and time of payment, to the prior payment of full of the Company’s obligation to WhiteHawk Capital pursuant to the Credit Agreement. This subordination agreement became effective on March 28, 2023, with the Second Amendment to the Credit Agreement.

Pursuant to the B&M Note, the first $500,000 of the principal amount of the loan was payable in four equal monthly installments of $125,000 beginning on April 30, 2023, so long as (i) no default or event of default has occurred or is occurring under the WhiteHawk Credit Agreement and (ii) no PIK Option (as such term is defined in the WhiteHawk Refinancing Agreement) has been elected by the Company. The principal amount under the B&M Note bears interest at seven and one-half percent (7.5%). As of June 30, 2024, the Company has paid $500,000 of principal pursuant to the B&M Note.

Canaan Promissory Notes

On July 19, 2023, the Company entered into a Sales and Purchase Contract with Canaan Inc. (“Canaan”) whereby the Company purchased 2,000 A1346 Bitcoin miners for a total purchase price of $2,962,337. The purchase price was payable to Canaan via an upfront payment of $1,777,402 on or before August 1, 2023, which the Company paid on July 25, 2023, and a promissory note of $1,184,935 due to Canaan in ten (10) equal, interest-free installments on the first day of each consecutive month thereafter until the remaining promissory note balance is fully repaid. The miners were delivered and installed during the third quarter of 2023 at the Company’s Panther Creek Plant. As of June 30, 2024, the Company fully repaid the promissory note due to Canaan.

On December 26, 2023, the Company entered into a second Sales and Purchase Contract with Canaan whereby the Company purchased 1,100 A1346 Bitcoin miners for a total purchase price of $1,380,060. The purchase price was payable to Canaan via an upfront payment of $828,036 on or before December 26, 2023, which the Company paid on December 26, 2023, and a promissory note of $552,024 due to Canaan in six (6) equal, interest-free installments on the first day of each consecutive month thereafter, beginning in 2024, until the remaining promissory note balance is fully repaid. The miners were delivered and installed during the first quarter of 2024 at the Company’s Scrubgrass Plant. As of June 30, 2024, the Company fully repaid the promissory note due to Canaan.

NOTE 8 – RELATED PARTY TRANSACTIONS

Waste Coal Agreement

The Company is obligated under a Waste Coal Agreement (the “WCA”) to take minimum annual delivery of 200,000 tons of waste coal as long as there is a sufficient quantity of waste coal that meets the Average Quality Characteristics (as defined in the WCA). Under the terms of the WCA, the Company is not charged for the waste coal itself but is charged a $6.07 per ton base handling fee as it is obligated to mine, process, load, and otherwise handle the waste coal for itself and also for other customers of Coal Valley Sales, LLC (“CVS”) from the Company’s Russellton site specifically. The Company is also obligated to unload and properly dispose of ash at its Russellton site. The Company is charged a reduced handling fee of $1.00 per ton for any tons in excess of the minimum take of 200,000 tons. The Company is the designated operator of the Russellton site, and therefore, is responsible for complying with all state and federal requirements and regulations.

S-C-14

The Company purchases coal from Coal Valley Properties, LLC, a single-member limited liability company which is entirely owned by one individual who has ownership in Q Power LLC (“Q Power”), and from CVS. CVS is a single-member limited liability company which is owned by a coal reclamation partnership of which an owner of Q Power has a direct and an indirect interest in the partnership of 16.26%.

The Company expensed $244,035 and $150,000 for the three months ended June 30, 2024, and 2023, respectively, and $623,477 and $300,000 for the six months ended June 30, 2024 and 2023, respectively, associated with coal purchases from CVS, which is included in fuel expense in the condensed consolidated statements of operations. See the composition of the due to related parties balance as of June 30, 2024, and December 31, 2023, below.

Fuel Service and Beneficial Use Agreement

The Company has a Fuel Service and Beneficial Use Agreement (“FBUA”) with Northampton Fuel Supply Company, Inc. (“NFS”), a wholly owned subsidiary of Olympus Power. The Company buys fuel from and sends ash to NFS, for the mutual benefit of both facilities, under the terms and rates established in the FBUA. The FBUA expired on December 31, 2023. The Company expensed $821,131 and $923,874 for the three months ended June 30, 2024, and 2023, respectively, and $1,442,640 and $2,081,801 for the six months ended June 30, 2024 and 2023, respectively, which is included in fuel expense in the condensed consolidated statements of operations. See the composition of the due to related parties balance as of June 30, 2024, and December 31, 2023, below.

Effective February 13, 2024, the Company terminated its Omnibus Services Agreement with Olympus Power, and therefore, Northampton is no longer a related party entity.

Fuel Management Agreements

Panther Creek Fuel Services LLC

Effective August 1, 2012, the Company entered into the Fuel Management Agreement (the “Panther Creek Fuel Agreement”) with Panther Creek Fuel Services LLC, a wholly owned subsidiary of Olympus Services LLC which, in turn, is a wholly owned subsidiary of Olympus Power LLC. Under the Panther Creek Fuel Agreement, Panther Creek Fuel Services LLC provides the Company with operations and maintenance services with respect to the Panther Creek Plant. The Company reimburses Panther Creek Energy Services LLC for actual wages and salaries. The Company expensed $0 and $449,228 for the three months ended June 30, 2024, and 2023, respectively, and $0 and $927,849 for the six months ended June 30, 2024, and 2023 which is included in operations and maintenance expense in the condensed consolidated statements of operations. See the composition of the due to related parties balance as of June 30, 2024, and December 31, 2023, below.

Effective February 13, 2024, the Company terminated its Omnibus Services Agreement with Olympus Power, and therefore, Panther Creek Fuel Services LLC is no longer a related party entity.

Scrubgrass Fuel Services, LLC

Effective February 1, 2022, the Company entered into the Fuel Management Agreement (the “Scrubgrass Fuel Agreement”) with Scrubgrass Fuel Services LLC, a wholly owned subsidiary of Olympus Services LLC, which, in turn, is a wholly owned subsidiary of Olympus Power LLC. Under the Scrubgrass Fuel Agreement, Scrubgrass Fuel Services LLC provides the Company with operations and maintenance services with respect to the Panther Creek Plant. The Company reimburses Scrubgrass Energy Services LLC for actual wages and salaries. The Company expensed $0 and $98,825 for the three months ended June 30, 2024, and 2023, respectively, and $0 and $374,944 for the six months ended June 30, 2024, and 2023, which is included in operations and maintenance expense in the condensed consolidated statements of operations. See the composition of the due to related parties balance as of June 30, 2024, and December 31, 2023, below.

Effective February 13, 2024, the Company terminated its Omnibus Services Agreement with Olympus Power, and therefore, Scrubgrass Fuel Services, LLC is no longer a related party entity.

S-C-15

O&M Agreements

Olympus Power LLC

On November 2, 2021, Stronghold LLC entered into an Operations, Maintenance and Ancillary Services Agreement (the “Omnibus Services Agreement”) with Olympus Stronghold Services, LLC (“Olympus Stronghold Services”), whereby Olympus Stronghold Services provided certain operations and maintenance services to Stronghold LLC and employed certain personnel to operate the Plants. Stronghold LLC reimbursed Olympus Stronghold Services for those costs incurred by Olympus Stronghold Services and approved by Stronghold LLC in the course of providing services under the Omnibus Services Agreement, including payroll and benefits costs and insurance costs. The material costs incurred by Olympus Stronghold Services were to be approved by Stronghold LLC. From November 2, 2021, until October 1, 2023, Stronghold LLC also agreed to pay Olympus Stronghold Services a management fee at the rate of $1,000,000 per year, payable monthly for services provided at each of the Plants, and an additional one-time mobilization fee of $150,000 upon the effective date of the Omnibus Services Agreement, which was deferred. Effective October 1, 2022, Stronghold LLC began paying Olympus Stronghold Services a management fee for the Panther Creek Plant in the amount of $500,000 per year, payable monthly for services provided at the Panther Creek Plant. This was a reduction of $500,000 from the $1,000,000 per year management fee that the Company was previously scheduled to pay Olympus Stronghold Services. The Company expensed $30,000 and $234,688 for the three months ended June 30, 2024, and 2023, respectively, and $60,000 and $470,064 for the six months ended June 30, 2024, and 2023, respectively, which includes the monthly management fees plus reimbursable costs incurred by Olympus Stronghold Services for payroll, benefits and insurance. See the composition of the due to related parties balance as of June 30, 2024, and December 31, 2023, below. On February 13, 2024, Stronghold LLC and Olympus Services entered into a Termination and Release Agreement (the “Termination and Release”) whereby the Omnibus Services Agreement was terminated. The Termination and Release contained a mutual customary release. The Company expects to continue to pay Olympus Power LLC $10,000 per month for ongoing assistance at each of the Scrubgrass Plant and Panther Creek Plant.

As disclosed above, effective February 13, 2024, the Company terminated its Omnibus Services Agreement with Olympus Power, and therefore, Olympus Power LLC is no longer a related party entity.

Panther Creek Energy Services LLC

Effective August 2, 2021, the Company entered into the Operations and Maintenance Agreement (the “O&M Agreement”) with Panther Creek Energy Services LLC, a wholly owned subsidiary of Olympus Services LLC which, in turn, is a wholly owned subsidiary of Olympus Power LLC. Under the O&M Agreement, Panther Creek Energy Services LLC provides the Company with operations and maintenance services with respect to the Panther Creek Plant. The Company reimburses Panther Creek Energy Services LLC for actual wages and salaries. The Company also agreed to pay a management fee of $175,000 per operating year, which is payable monthly, and is adjusted by the consumer price index on each anniversary date of the effective date. The Company expensed $0 and $935,770 for the three months ended June 30, 2024, and 2023, respectively, and $0 and $1,846,164 for the six months ended June 30, 2024, and 2023, respectively, which includes the monthly management fees plus reimbursable costs incurred by Olympus Stronghold Services for payroll, benefits and insurance. See the composition of the due to related parties balance as of June 30, 2024, and December 31, 2023, below.

In connection with the equity contribution agreement, effective July 9, 2021 (the “Equity Contribution Agreement”), the Company entered into the Amended and Restated Operations and Maintenance Agreement (the “Amended O&M Agreement”) with Panther Creek Energy Services LLC. Under the Amended O&M Agreement, the management fee is $250,000 for the twelve-month period following the effective date and $325,000 per year thereafter. The effective date of the Amended O&M Agreement was the closing date of the Equity Contribution Agreement. Effective November 1, 2023, Stronghold LLC no longer pays Olympus Stronghold Services a management fee for the Panther Creek Plant.

Effective February 13, 2024, the Company terminated its Omnibus Services Agreement with Olympus Power, and therefore, Panther Creek Energy Services LLC is no longer a related party entity.

S-C-16

Scrubgrass Energy Services, LLC

Effective February 1, 2022, the Company entered into the Operations and Maintenance Agreement (the “Scrubgrass O&M Agreement”) with Scrubgrass Energy Services LLC, a wholly owned subsidiary of Olympus Services LLC which, in turn, is a wholly owned subsidiary of Olympus Power LLC. Under the Scrubgrass O&M Agreement, Scrubgrass Energy Services LLC provides the Company with operations and maintenance services with respect to the Scrubgrass Plant. The Company reimburses Scrubgrass Energy Services LLC for actual wages and salaries. The Company also agreed to pay a management fee of $175,000 per operating year, which is payable monthly, and is adjusted by the consumer price index on each anniversary date of the effective date. The Company expensed $0 and $545,178 for the three months ended June 30, 2024, and 2023, respectively, and $0 and $2,269,290 for the six months ended June 30, 2024, and 2023, respectively, which includes the monthly management fees plus reimbursable costs incurred by Olympus Stronghold Services for payroll, benefits and insurance. See the composition of the due to related parties balance as of June 30, 2024, and December 31, 2023, below.

In connection with the Equity Contribution Agreement effective July 9, 2021, the Company entered into the Amended and Restated Operations and Maintenance Agreement (the “Scrubgrass Amended O&M Agreement”) with Scrubgrass Energy Services LLC. Under the Scrubgrass Amended O&M Agreement, the management fee is $250,000 for the twelve-month period following the effective date and $325,000 per year thereafter. The effective date of the Scrubgrass Amended O&M Agreement is the closing date of the Equity Contribution Agreement. Effective October 1, 2022, Stronghold LLC no longer pays Olympus Stronghold Services a management fee for the Scrubgrass Plant.

Effective February 13, 2024, the Company terminated its Omnibus Services Agreement with Olympus Power, and therefore, Scrubgrass Energy Services, LLC is no longer a related party entity.

Management Services Agreement

On April 19, 2023, pursuant to an independent consulting agreement the Company entered into with William Spence in connection with his departure from the Board (the “Spence Consulting Agreement”), Mr. Spence’s annualized management fee of $600,000 decreased to the greater of $200,000 or 10% of any economic benefits derived from the sale of beneficial use ash, carbon sequestration efforts or alternative fuel arrangements, in each case, arranged by Mr. Spence. The previous consulting and advisory agreement with Mr. Spence was terminated in connection with entry into the Spence Consulting Agreement.

In April 2023, as part of the compensation pursuant to the Spence Consulting Agreement, Mr. Spence also received a one-time grant of 250,000 fully vested shares of the Company’s Class A common stock, which was recorded as stock-based compensation in the second quarter of 2023.

Warrants

On September 13, 2022, the Company entered into a Securities Purchase Agreement with Greg Beard, the Company’s chairman and chief executive officer, for the purchase and sale of 60,241 shares of Class A common stock and warrants to purchase 60,241 shares of Class A common stock, at an initial exercise price of $17.50 per share, subsequently amended to $10.10 per share and then $7.51 per share. Refer to Note 15 – Equity Issuances for additional details.

Additionally, on April 20, 2023, Mr. Beard invested $1.0 million in exchange for 100,000 shares of Class A common stock and 100,000 pre-funded warrants. Refer to Note 15 – Equity Issuances for additional details.

S-C-17

Amounts due to related parties as of June 30, 2024, and December 31, 2023, were as follows:

	June 30, 2024	December 31, 2023
Coal Valley Sales, LLC	$973,371	$433,195
Panther Creek Operating LLC	—	14,511
Northampton Generating Fuel Supply Company, Inc.	—	226,951
Olympus Power LLC and other subsidiaries	—	44,181
William Spence	133,333	—
Due to related parties	$1,106,704	$718,838

NOTE 9 – CONCENTRATIONS

Credit risk is the risk of loss the Company would incur if counterparties fail to perform their contractual obligations (including accounts receivable). The Company primarily conducts business with counterparties in the cryptocurrency mining and energy industry. This concentration of counterparties may impact the Company’s overall exposure to credit risk, either positively or negatively, in that its counterparties may be similarly affected by changes in economic, regulatory or other conditions. The Company mitigates potential credit losses by dealing, where practical, with counterparties that are rated at investment grade by a major credit agency or have a history of reliable performance within the cryptocurrency mining and energy industry.

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents customarily exceed federally insured limits. For accounts receivable, the Company’s significant credit risk is primarily concentrated with CES. CES accounted for approximately 76% and 100% of the Company’s Energy Operations segment revenues for the three months ended June 30, 2024, and 2023, respectively, and approximately 87% and 98% of the Company’s Energy Operations segment revenues for the six months ended June 30, 2024, and 2023, respectively.

Additionally, approximately 20% and 18% of the Company’s total revenues for the three months ended June 30, 2024, and 2023, respectively, and approximately 20% and 16% of the Company’s total revenues for the six months ended June 30, 2024, and 2023, respectively, were derived from services provided to two customers.

For the three months ended June 30, 2024, and 2023, the Company purchased approximately 40% and 30% of waste coal, respectively, from two suppliers. For the six months ended June 30, 2024, and 2023, the Company purchased approximately 49% and 49% of waste coal, respectively, from the same related parties. See Note 8 – Related Party Transactions for further information.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Commitments:

As discussed in Note 4 – Equipment Deposits, the Company has entered into various equipment contracts to purchase miners. Most of these contracts required a percentage of deposits upfront and subsequent payments to cover the contracted purchase price of the equipment. Details of the outstanding purchase agreement with MinerVa are summarized below.

MinerVa Semiconductor Corp

On April 2, 2021, the Company entered into a purchase agreement (the “MinerVa Purchase Agreement”) with MinerVa for the acquisition of 15,000 of their MV7 ASIC SHA256 model cryptocurrency miners with a total terahash to be delivered equal to 1.5 million terahash. The price per miner was $4,892.50 for an aggregate purchase price of $73,387,500 to be paid in installments. The first installment equal to 60% of the purchase price, or $44,032,500, was paid on April 2, 2021, and an additional payment of 20% of the purchase price, or $14,677,500, was paid on June 2, 2021. As of June 30, 2024, there were no remaining deposits owed.

S-C-18

In December 2021, the Company extended the deadline for delivery of the MinerVa miners to April 2022. In March 2022, MinerVa was again unable to meet its delivery date and had only delivered approximately 3,200 of the 15,000 miners. As a result, an impairment totaling $12,228,742 was recorded in the first quarter of 2022. Furthermore, in the fourth quarter of 2022, the difference between the fair value of the MinerVa equipment deposits and the carrying value resulted in the Company recording an additional impairment charge of $5,120,000.

On July 18, 2022, the Company provided written notice of dispute to MinerVa pursuant to the MinerVa Purchase Agreement. Under the MinerVa Purchase Agreement, the Company and MinerVa were required to work together in good faith towards a resolution for a period of sixty (60) days following this notice, after which, if no settlement had been reached, the Company could end discussions, declare an impasse, and adhere to the dispute resolution provisions of the MinerVa Purchase Agreement. As the 60-day period has expired, the Company is evaluating all available remedies under the MinerVa Purchase Agreement. On October 30, 2023, the Company sent MinerVa a Notice of Impasse. On October 31, 2023, the Company filed a Statement of Claim in Calgary, Alberta against MinerVa for breach of contract related to the MinerVa Purchase Agreement.

As of June 30, 2024, MinerVa had delivered, refunded cash or swapped into deliveries of industry-leading miners of equivalent value to approximately 12,700 of the 15,000 miners. As disclosed below, the Company is pursuing legal action through the dispute resolution process, and as a result, the Company no longer expects equipment deliveries.

Contingencies:

Legal Proceedings

The Company experiences litigation in the normal course of business. Certain of these matters are discussed below. The Company accrues for estimated costs related to existing lawsuits, claims and legal proceedings when it is probable that it will incur these costs in the future and the costs are reasonably estimable.

McClymonds Supply & Transit Company, Inc. and DTA, L.P. vs. Scrubgrass Generating Company, L.P.

On January 31, 2020, McClymonds Supply and Transit Company, Inc. (“McClymonds”) made a Demand for Arbitration, as required by the terms of the Transportation Agreement between McClymonds and Scrubgrass Generating Company, L.P. (“Scrubgrass”) dated April 8, 2013 (the “Agreement”). In its demand, McClymonds alleged damages in the amount of $5,042,350 for failure to pay McClymonds for services. On February 18, 2020, Scrubgrass submitted its answering statement denying the claim of McClymonds in its entirety. On March 31, 2020, Scrubgrass submitted its counterclaim against McClymonds in the amount of $6,747,328 as the result of McClymonds’ failure to deliver fuel as required under the terms of the Agreement. Hearings were held from January 31, 2022, to February 3, 2022. On May 9, 2022, an award in the amount of $5.0 million plus interest of approximately $0.8 million was issued in favor of McClymonds. The two managing members of Q Power have executed a binding document to pay the full amount of the award and have begun to pay the full amount of the award, such that there will be no effect on the financial condition of the Company. McClymonds shall have no recourse to the Company with respect to the award.

Allegheny Mineral Corporation v. Scrubgrass Generating Company, L.P., Butler County Court of Common Pleas, No. AD 19-11039

In November 2019, Allegheny Mineral Corporation (“Allegheny Mineral”) filed suit against the Company seeking payment of approximately $1,200,000 in outstanding invoices. In response, the Company filed counterclaims against Allegheny Mineral asserting breach of contract, breach of express and implied warranties, and fraud in the amount of $1,300,000. After unsuccessful mediation in August 2020, the parties again attempted to mediate the case on October 26, 2022, which led to a mutual agreement to settlement terms of a $300,000 cash payment, and a supply agreement for limestone. Subject to completion of the settlement terms, this matter has been stayed in Butler County Court, and the outstanding litigation has been terminated.

S-C-19

Federal Energy Regulatory Commission (“FERC”) Matters

On November 19, 2021, Scrubgrass received a notice of breach from PJM Interconnection, LLC alleging that Scrubgrass breached Interconnection Service Agreement – No. 1795 (the “ISA”) by failing to provide advance notice to PJM Interconnection, LLC and Mid-Atlantic Interstate Transmission, LLC pursuant to ISA, Appendix 2, section 3, of modifications made to the Scrubgrass Plant. On December 16, 2021, Scrubgrass responded to the notice of breach and respectfully disagreed that the ISA had been breached. On January 7, 2022, Scrubgrass participated in an information gathering meeting with representatives from PJM regarding the notice of breach and continued to work with PJM regarding the dispute, including conducting a necessary study agreement with respect to the Scrubgrass Plant. On January 20, 2022, the Company sent PJM a letter regarding the installation of a resistive computational load bank at the Panther Creek Plant. On March 1, 2022, the Company executed a necessary study agreement with respect to the Panther Creek Plant.

PJM’s investigation and discussions with the Company regarding the notice of breach at the Scrubgrass Plant and the Panther Creek Plant are ongoing, including with respect to interim procedures, until the Company receives revised Interconnect Service Agreements for the Scrubgrass Plant and the Panther Creek Plant. Stronghold does not expect to make any material payments related to any resettlements of prior billing statements. The Company continues to expect to source electricity for its computational load banks from the Scrubgrass and Panther Creek Plants; however, Stronghold expects that, until the revised Interconnect Service Agreements are finalized and potentially thereafter, the Company will pay retail rates for electricity that is imported from the grid should it be unable to fully supply power to the computational load banks.

On May 11, 2022, the Division of Investigations of the FERC Office of Enforcement (“OE”) informed the Company that the OE was conducting a non-public preliminary investigation concerning Scrubgrass’ compliance with various aspects of the PJM tariff. The OE requested that the Company provide certain information and documents concerning Scrubgrass’ operations by June 10, 2022. On July 13, 2022, after being granted an extension to respond by the OE, the Company submitted a formal response to the OE’s request. Since the Company submitted its formal response to the OE’s request, the Company has had further discussions with the OE regarding the Company’s formal response. The OE’s investigation, and discussions between the OE and the Company, regarding potential instances of non-compliance is continuing. The Company does not believe that the PJM notice of breach, the Panther Creek necessary study agreement, discussions regarding other potential issues related to the computational load bank, including power consumption and potential resettlements of billing statements for certain prior months, or the preliminary investigation by the OE will have a material adverse effect on the Company’s reported financial position or results of operations, although the Company cannot predict with certainty the final outcome of these proceedings.

Shareholder Securities and Derivative Lawsuits

On April 14, 2022, the Company, and certain of our current and former directors, officers and underwriters were named in a putative class action complaint filed in the United States District Court for the Southern District of New York (Winter v. Stronghold Digital Mining, Case No. 1:22-cv-3088). On August 4, 2022, co-lead plaintiffs were appointed. On October 18, 2022, the plaintiffs filed an amended complaint, alleging that the Company made misleading statements and/or failed to disclose material facts in violation of Section 11 of the Securities Act, 15 U.S.C. §77k and Section 15 of the Securities Act of 1933, as amended (the “Securities Act”), about the Company’s business, operations, and prospects in the Company’s registration statement on Form S-1 related to its initial public offering, and when subsequent disclosures were made regarding these operational issues when the Company announced its fourth quarter and full year 2021 financial results, the Company’s stock price fell, causing significant losses and damages. As relief, the plaintiffs are seeking, among other things, compensatory damages. The amended complaint also alleged violations of Section 12 of the Securities Act based on alleged false or misleading statements in the Company’s prospectus related to its initial public offering. On December 19, 2022, the Company filed a motion to dismiss, which the court largely denied on August 10, 2023. On September 8, 2023, the Court entered a Case Management Order, which set a number of case deadlines, including the completion of all discovery by April 21, 2025. On January 19, 2024, the Court granted the motion of one co-lead plaintiff to withdraw from the case, leaving one plaintiff remaining. Plaintiff filed a motion for class certification on February 19, 2024 and defendants’ response to that motion is due on June 10, 2024. The defendants continue to believe the allegations in the complaint are without merit and intend to defend these suits vigorously.

S-C-20

On September 5, 2023, and September 15, 2023, respectively, purported shareholders of the Company filed two derivative actions in the United States District Court for the Southern District of New York (Wilson v. Beard, Case No. 1:23-cv-7840, and Navarro v. Beard, Case No. 1:23-cv-08714) against certain of our current and former directors and officers, and the Company as a nominal defendant. The shareholders generally allege that the individual defendants breached their fiduciary duties by making or failing to prevent the misrepresentations alleged in the putative Winter securities class action, and assert claims for breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, corporate waste, and for contribution under Section 11 of the Securities Act and Section 21D of the Securities Exchange Act of 1934. The two cases were consolidated on October 24, 2023 under the case name In Re Stronghold Digital Mining, Inc., Stockholder Derivative Litigation (the “Consolidated Derivative Action”). On November 21, 2023 the Court entered an order staying the Consolidated Derivative Action pending a ruling on the motion for class certification in the putative Winter securities class action. The defendants believe the allegations in the Consolidated Derivative Action are without merit and intend to defend the suits vigorously.

On November 14, 2023, and February 4, 2024, respectfully, purported shareholders of the Company filed two additional derivative actions in the United States District Court for the Southern District of New York (Parker v. Beard, Case No. 23 Civ. 10028 and Bruno v. Beard, Case No. 24 Civ. 798) against certain of our current and former directors and officers, and the Company as a nominal defendant. These lawsuits assert substantially the same claims and allegations as the Wilson and Navarro complaints. Plaintiff in the Bruno action had previously served a books and records demand, as well as an investigation/litigation demand, on the Company making similar allegations. On April 24, 2024, the Parker and Bruno cases were consolidated with the Consolidated Derivative Action by agreement of the parties. As a result, the Parker and Bruno cases are also stayed pending further proceedings in the putative Winter securities class action.

Representatives for the Company and plaintiffs executed a Memorandum of Understanding reflecting the terms of their agreement in principle on July 18, 2024, including, among other things, a contemplated cash payment, a portion of which will be covered by insurance, and are currently drafting full settlement documentation. The settlement will be subject to court approval.

Mark Grams v. Treis Blockchain, LLC, Chain Enterprises, LLC, Cevon Technologies, LLC, Stronghold Digital Mining, LLC, David Pence, Michael Bolick, Senter Smith, Brian Lambretti and John Chain

On May 4, 2023, Stronghold Digital Mining, LLC, a subsidiary of the Company (“Stronghold”), was named as one of several defendants in a complaint filed in the United States District Court for the Middle District of Alabama Eastern Division (the “Grams Complaint”). The Grams Complaint alleges that certain Bitcoin miners the Company purchased from Treis Blockchain, LLC (“Treis”) in December 2021 contained firmware that is alleged to have constituted “trade secrets” owned by Grams. Principally, the Grams Complaint included allegations of misappropriation of these alleged trade secrets.

The Company believes that the allegations against it and its subsidiaries in the Grams Complaint are without merit and intends to vigorously defend the suit. To that end, the Company has entered into a joint defense agreement with Treis and the other named defendants. The Company has also entered into a tolling agreement with Treis. The Company filed a motion to dismiss the case for lack of personal jurisdiction on June 23, 2023. On October 6, 2023, Grams filed an Amended Complaint, to which the Company filed a renewed Motion to Dismiss for Lack of Personal Jurisdiction, or in the Alternative to Transfer the Case to the District of South Carolina, in addition to a renewed Motion to Dismiss several causes of action alleged in the Amended Complaint. On December 8, 2023, the Company filed its reply to Plaintiff’s response to the Company’s Motion to Transfer or Alternatively to Dismiss pursuant to Rule 12(b)(2). On April 12, 2024, Grams filed an opposition to the Company’s previously filed motion to dismiss. On April 22, 2024, the Company filed a reply in support of its motion to dismiss. A ruling on the pending motions is expected to be forthcoming in the foreseeable future. On July 8, 2024, the Court denied the Motion to Dismiss for Lack of Personal Jurisdiction, or in the Alternative to Transfer the Case to the District of South Carolina. It further requested the Defendants to refile their Motion to Dismiss several causes of action alleged in the Amended Complaint so that the court could consider that motion separately. Defendants filed their Motion to Dismiss on July 22, 2024. The Company does not believe the Grams Complaint will have a material adverse effect on the Company’s reported financial position or results of operations.

S-C-21

MinerVa Purchase Agreement

On July 18, 2022, the Company provided written notice of dispute to MinerVa pursuant to the MinerVa Purchase Agreement. Under the MinerVa Purchase Agreement, the Company and MinerVa were required to work together in good faith towards a resolution for a period of sixty (60) days following this notice, after which, if no settlement had been reached, the Company could end discussions, declare an impasse and adhere to the dispute resolution provisions of the MinerVa Purchase Agreement. On October 30, 2023, the Company sent MinerVa a Notice of Impasse. On October 31, 2023, the Company filed a Statement of Claim in Calgary, Alberta against MinerVa for breach of contract related to the MinerVa Purchase Agreement.

John W. Krynock v. Panther Creek Fuel Services, LLC c/o Olympus Power

On June 2, 2023, Panther Creek Fuel Services, LLC, an affiliate of the Company was named as a defendant in a Federal Black Lung Case under Title IV of the Federal Coal Mine Health and Safety Act of 1969. The Plaintiff previously settled a state law claim with a predecessor in interest of the Company. The Company denies any liability in connection with the claim and intends to defend the suit vigorously. The Company does not believe that the claim will have a material adverse effect on the Company’s reported financial position or results of operations, although the Company cannot predict with any certainty the outcome of these proceedings.

Department of Environmental Protection

On November 9, 2023, the Company entered into a Consent Order and Agreement (“COA”) with the Commonwealth of Pennsylvania, Department of Environmental Protection (“DEP”). Pursuant to the COA, the DEP found that a July 5, 2022, inspection of the Company’s Scrubgrass Plant observed that coal ash at the Scrubgrass Plant exceeded the capacity of the permitted ash conditioning area as approved by the DEP on September 12, 2007. The COA found that the Scrubgrass Plant’s storage of excess waste coal ash violated certain provisions of the Solid Waste Management Act and Pennsylvania Code, among other items. Pursuant to the COA, Scrubgrass must pay a civil penalty in the amount of $28,800, in two equal installments within ninety (90) days of entry into the COA. The Company made the first payment to the DEP on November 10, 2023. The terms of the COA also require the Company to remove (i) a minimum of 80,000 tons of excess waste coal ash by November 9, 2024, (ii) 160,000 aggregate tons of excess waste coal ash by November 9, 2025, (iii) 220,000 aggregate tons of excess waste coal ash by November 9, 2026, and (iv) all remaining excess waste coal ash by November 9, 2027, such that the ash conditioning area is consistent with the specifications accepted by the DEP on September 7, 2007. Beginning on January 24, 2024, the Company is to provide quarterly progress reports to the DEP. In connection with the COA, the Company has had preliminary discussions with the Pennsylvania Public Utilities Commission (“PUC”) and the DEP regarding potential resettlement or forfeiture of Pennsylvania Tier II Alternative Energy Credits during any period of non-compliance, expected to be limited to July 5-22, 2022. In February of 2024, the Company retired 25,968 Alternative Energy Credits reflective of the amount of credits generated during the period of non-compliance from July 5-22, 2022. On December 15, 2023, the Scrubgrass Creek Watershed Association filed a Notice of Appeal to the Environmental Hearing Board regarding the COA (the “COA Appeal”). The Company does not believe the COA, COA Appeal or discussions with the PUC will have a material adverse effect on the Company’s reported financial position or results of operations.

S-C-22

Save Carbon County

On March 26, 2024, the Company, Panther Creek Power Operating, LLC, Stronghold and Stronghold LLC were named as defendants (collectively, the “Stronghold Defendants”) in a complaint filed in the Court of Common Pleas in Philadelphia County by Save Carbon County (the “Complaint”). In addition to the Stronghold Defendants, Josh Shapiro in his capacity as the Governor of the Commonwealth of Pennsylvania, the Pennsylvania Department of Environmental Protection, Jessica Shirley in her capacity as the Interim Secretary for the Pennsylvania Department of Environmental Protection, and the Pennsylvania Public Utility Commission were named as defendants. Pursuant to the Complaint, Save Carbon County alleges certain public nuisance, private nuisance, products liability, and negligence claims against the Stronghold Defendants and demands compensatory and punitive damages, together with costs of suit, interest, and attorney’s fees. On July 30, 2024, the parties stipulated to the transfer of the litigation to the Commonwealth Court of Pennsylvania, where the litigation will resume in the initial pleading stage, including resolution of preliminary objections to dismiss or narrow the scope of the Complaint’s claims. The Company believes the Complaint is without merit. The Company does not believe that the claim will have a material adverse effect on the Company’s reported financial position or results of operations, although the Company cannot predict with any certainty the outcome of these proceedings.

NOTE 11 – REDEEMABLE COMMON STOCK

Class V common stock represented 15.6% and 17.8% ownership of Stronghold LLC, as of June 30, 2024, and December 31, 2023, respectively, granting the owners of Q Power economic rights and, as a holder, one vote on all matters to be voted on by the Company’s stockholders generally, and a redemption right into Class A shares. Refer to Note 12 – Noncontrolling Interests for more details.

The Company classifies its Class V common stock as redeemable common stock in the accompanying condensed consolidated balance sheets as, pursuant to the Stronghold LLC Agreement, the redemption rights of each unit held by Q Power for either shares of Class A common stock or an equivalent amount of cash is not solely within the Company’s control. This is due to the holders of the Class V common stock collectively owning a majority of the voting stock of the Company, which allows the holders of Class V common stock to elect the members of the Board, including those directors who determine whether to make a cash payment upon a Stronghold LLC unit holder’s exercise of its redemption rights. Redeemable common stock is recorded at the greater of the book value or redemption amount from the date of the issuance, April 1, 2021, and the reporting date as of June 30, 2024.

The Company recorded redeemable common stock as presented in the table below.

	Common - Class V
	Shares	Amount
Balance - December 31, 2023	2,405,760	$20,416,116
Net loss attributable to noncontrolling interest	—	(2,406,893)
Maximum redemption right valuation	—	(7,592,769)
Balance - June 30, 2024	2,405,760	$10,416,454

NOTE 12 – NONCONTROLLING INTERESTS

The Company is the sole managing member of Stronghold LLC and, as a result, consolidates the financial results of Stronghold LLC and reports a noncontrolling interest representing the common units of Stronghold LLC held by Q Power. Changes in the Company’s ownership interest in Stronghold LLC, while the Company retains its controlling interest, are accounted for as redeemable common stock transactions. As such, future redemptions or direct exchanges of common units of Stronghold LLC by the continuing equity owners will result in changes to the amount recorded as noncontrolling interest. Refer to Note 11 – Redeemable Common Stock which describes the redemption rights of the noncontrolling interest.

S-C-23

Class V common stock represented 15.6% and 17.8% ownership of Stronghold LLC as of June 30, 2024, and December 31, 2023, respectively, granting the owners of Q Power economic rights and, as a holder, one vote on all matters to be voted on by the Company’s stockholders generally, and a redemption right into shares of Class A common stock.

The following summarizes the redeemable common stock adjustments pertaining to the noncontrolling interest as of and for the six months ended June 30, 2024:

	Class V Common Stock Outstanding	Fair Value Price	Redeemable Common Stock Adjustments
Balance - December 31, 2023	2,405,760	$8.49	$20,416,116
Net loss attributable to noncontrolling interest	—		(2,406,893)
Adjustment of redeemable common stock to redemption amount (1)	—		(7,592,769)
Balance - June 30, 2024	2,405,760	$4.33	$10,416,454

(1)	Redeemable common stock adjustment based on Class V common stock outstanding at fair value price at each quarter end, using a 10-day variable weighted average price (“VWAP”) of trading dates including the closing date.

NOTE 13 – STOCK-BASED COMPENSATION

Stock-based compensation expense was $1,667,787 and $4,366,724 for the three months ended June 30, 2024, and 2023, respectively, and $3,606,907 and $6,816,048 for the six months ended June 30, 2024, and 2023, respectively, and is included in general and administrative expense in the condensed consolidated statements of operations. There was no income tax benefit related to stock-based compensation expense due to the Company having a full valuation allowance recorded against its deferred income tax assets.

On January 22, 2024, the Company entered into award agreements with certain executive officers. In total, the executive officers were granted 135,000 restricted stock units. Similarly, on March 15, 2023, the Company entered into award agreements with certain executive officers. In total, the executive officers were granted 272,500 restricted stock units in exchange for the cancellation of 98,669 stock options and 25,000 performance share units previously granted to the executive officers. All restricted stock units were granted under the Company’s previously adopted Omnibus Incentive Plan, dated October 19, 2021.

Additionally, in April 2023, as part of the compensation pursuant to the Spence Consulting Agreement described in Note 8 – Related Party Transactions, Mr. Spence received a one-time grant of 250,000 fully vested shares of the Company’s Class A common stock, which was recorded as stock-based compensation in the second quarter of 2023.

NOTE 14 – WARRANTS

The following table summarizes outstanding warrants as of June 30, 2024.

Number of Warrants
Outstanding as of December 31, 2023	5,277,985
Issued	—
Exercised	—
Outstanding as of June 30, 2024	5,277,985

September 2022 Private Placement

On September 13, 2022, the Company entered into Securities Purchase Agreements with Armistice Capital Master Fund Ltd. (“Armistice”) and Greg Beard, the Company’s chairman and chief executive officer, for the purchase and sale of 227,435 and 60,241 shares of Class A common stock, respectively, and warrants to purchase an aggregate of 560,241 shares of Class A common stock, at an initial exercise price of $17.50 per share. Refer to Note 15 – Equity Issuances for additional details and information regarding subsequent amendments. As part of the transaction, Armistice purchased the pre-funded warrants for 272,565 shares of Class A common stock at a purchase price of $16.00 per warrant. The pre-funded warrants have an exercise price of $0.001 per warrant share.

S-C-24

In April 2023, the Company, Armistice and Mr. Beard entered into amendments to, among other things, adjust the strike price of the remaining outstanding warrants from $17.50 per share to $10.10 per share. In December 2023, the Company and Armistice entered into an amendment to, among other things, adjust the strike price of the remaining outstanding warrants from $10.10 per share to $7.00 per share and extend the expiration date through December 31, 2029. Furthermore, in January 2024, the Company and Mr. Beard entered into an amendment to, among other things, adjust the strike price of the remaining outstanding warrants from $10.10 per share to $7.51 per share. Refer to Note 15 – Equity Issuances for additional details.

As of June 30, 2024, 560,241 warrants issued in connection with the September 2022 Private Placement remained outstanding.

April 2023 Private Placement

On April 20, 2023, the Company entered into Securities Purchase Agreements with an institutional investor and Greg Beard, the Company’s chairman and chief executive officer, for the purchase and sale of shares of Class A common stock, par value $0.0001 per share at a purchase price of $10.00 per share, and warrants to purchase shares of Class A common stock, at an initial exercise price of $11.00 per share (the “April 2023 Private Placement”). Pursuant to the Securities Purchase Agreements, the institutional investor invested $9.0 million in exchange for an aggregate of 900,000 shares of Class A common stock and pre-funded warrants, and Mr. Beard invested $1.0 million in exchange for an aggregate of 100,000 shares of Class A common stock, in each case at a price of $10.00 per share equivalent. Further, the institutional investor and Mr. Beard received warrants exercisable for 900,000 shares and 100,000 shares, respectively, of Class A common stock. Refer to Note 15 – Equity Issuances for additional details.

In January 2024, the Company and Mr. Beard entered into an amendment to, among other things, adjust the strike price of the remaining outstanding warrants from $11.00 per share to $7.51 per share. Refer to Note 15 – Equity Issuances for additional details.

As of June 30, 2024, warrants exercisable for a total of 1,000,000 shares of Class A common stock remained outstanding.

December 2023 Private Placement

On December 21, 2023, the Company entered into a Securities Purchase Agreement with an institutional investor for the purchase and sale of shares of Class A common stock, par value $0.0001 per share at a purchase price of $6.71 per share, and warrants to purchase shares of Class A common stock, at an initial exercise price of $7.00 per share. Pursuant to the Securities Purchase Agreement, the institutional investor invested $15.4 million in exchange for an aggregate of 2,300,000 shares of Class A common stock and pre-funded warrants at a price of $6.71 per share equivalent. Further, the institutional investor received warrants exercisable for 2,300,000 shares of Class A common stock. Refer to Note 15 – Equity Issuances for additional details.

As of June 30, 2024, warrants exercisable for a total of 3,600,000 shares of Class A common stock remained outstanding. However, subsequent to June 30, 2024, the institutional investor exercised all 1,300,000 of its pre-funded warrants for an equal amount of shares of Class A common stock.

S-C-25

NOTE 15 – EQUITY ISSUANCES

Series C Convertible Preferred Stock

On December 30, 2022, the Company entered into the Exchange Agreement with the Purchasers of the Amended May 2022 Notes whereby the Amended May 2022 Notes were to be exchanged for shares of Series C Preferred Stock that, among other things, will convert into shares of Class A common stock or pre-funded warrants that may be exercised for shares of Class A common stock, at a conversion rate equal to the stated value of $1,000 per share plus cash in lieu of fractional shares, divided by a conversion price of $4.00 per share of Class A common stock. Upon the fifth anniversary of the Series C Preferred Stock, each outstanding share of Series C Preferred Stock will automatically and immediately convert into Class A common stock or pre-funded warrants. In the event of a liquidation, the Purchasers shall be entitled to receive an amount per share of Series C Preferred Stock equal to its stated value of $1,000 per share. The Exchange Agreement closed on February 20, 2023.

Pursuant to the Exchange Agreement, the Purchasers received an aggregate 23,102 shares of the Series C Preferred Stock, in exchange for the cancellation of an aggregate $17,893,750 of principal and accrued interest, representing all of the amounts owed to the Purchasers under the May 2022 Notes. On February 20, 2023, one Purchaser converted 1,530 shares of the Series C Preferred Stock to 382,500 shares of the Company’s Class A common stock. The rights and preferences of the Series C Preferred Stock are designated in a certificate of designation, and the Company provided certain registration rights to the Purchasers. As of June 30, 2024, 5,990 shares of the Series C Preferred Stock remain outstanding following the Series D Exchange Agreement described below.

Series D Exchange Agreement

On November 13, 2023, the Company consummated a transaction (the “Series D Exchange Transaction”) pursuant to an exchange agreement, dated November 13, 2023 (the “Series D Exchange Agreement”) with Adage Capital Partners, LP (the “Holder”) whereby the Company issued to the Holder an aggregate of 15,582 shares of a newly created series of preferred stock, the Series D Convertible Preferred Stock, par value $0.0001 per share (the “Series D Preferred Stock”), in exchange for 15,582 shares of Series C Preferred Stock held by the Holder, which represented all of the shares of Series C Preferred Stock held by the Holder. The Series D Preferred Stock contains substantially similar terms as the Series C Preferred Stock except with respect to a higher conversion price. The Series D Exchange Agreement contains representations, warranties, covenants, releases, and indemnities customary for transactions of this type, as well as certain trading volume restrictions. As a result of the Series D Exchange Transaction, the Company recorded a deemed contribution of $20,492,568 resulting from the extinguishment of 15,582 shares of Series C Preferred Stock associated with the Series D Exchange Transaction. The deemed contribution represented the difference between the carrying value of the existing Series C Preferred Stock and the estimated fair value of the newly-issued Series D Preferred Stock. During the first quarter of 2024, the remaining 7,610 shares of Series D Convertible Preferred Stock were converted to 1,414,117 shares of Class A common stock.

During the six months ended June 30, 2024, the Company incurred $19,637 of final offering costs which has been recorded within additional paid-in capital in the condensed consolidated balance sheet.

September 2022 Private Placement

On September 13, 2022, the Company entered into Securities Purchase Agreements with Armistice and Greg Beard, the Company’s chairman and chief executive officer (together with Armistice, the “September 2022 Private Placement Purchasers”), for the purchase and sale of 227,435 and 60,241 shares, respectively, of Class A common stock, par value $0.0001 per share at a purchase price of $16.00 and $16.60, respectively, and warrants to purchase an aggregate of 560,241 shares of Class A common stock, at an initial exercise price of $17.50 per share (subject to certain adjustments). Subject to certain ownership limitations, such warrants are exercisable upon issuance and will be exercisable for five and a half years commencing upon the date of issuance. Armistice also purchased the pre-funded warrants to purchase 272,565 shares of Class A common stock at a purchase price of $16.00 per pre-funded warrant. The pre-funded warrants have an exercise price of $0.001 per warrant share. The transaction closed on September 19, 2022. The gross proceeds from the sale of such securities, before deducting offering expenses, were approximately $9.0 million.

S-C-26

The warrant liabilities are subject to remeasurement at each balance sheet date, and any change in fair value is recognized as “changes in fair value of warrant liabilities” in the condensed consolidated statements of operations. The fair value of the warrant liabilities was estimated as of June 30, 2024, using a Black-Scholes model with significant inputs as follows:

June 30, 2024
Expected volatility	130.4%
Expected life (in years)	5.5
Risk-free interest rate	4.3%
Expected dividend yield	0.00%
Fair value	$2,031,813

In connection with the closing of the December 2023 Private Placement (discussed below), the Company and Armistice entered into an amendment to, among other things, adjust the strike price of the remaining outstanding warrants from $10.10 per share to $7.00 per share and extend the expiration date through December 31, 2029. Furthermore, in January 2024, the Company and Mr. Beard entered into an amendment to, among other things, adjust the strike price of the remaining outstanding warrants from $10.10 per share to $7.51 per share.

April 2023 Private Placement

On April 20, 2023, the Company entered into Securities Purchase Agreements with an institutional investor and the Company’s chairman and chief executive officer, Greg Beard, for the purchase and sale of shares of Class A common stock, par value $0.0001 per share at a purchase price of $10.00 per share, and warrants to purchase shares of Class A common stock, at an initial exercise price of $11.00 per share (subject to certain adjustments in accordance with the terms thereof). Pursuant to the Securities Purchase Agreements, the institutional investor invested $9.0 million in exchange for an aggregate of 900,000 shares of Class A common stock and pre-funded warrants, and Mr. Beard invested $1.0 million in exchange for an aggregate of 100,000 shares of Class A common stock, in each case at a price of $10.00 per share equivalent. Further, the institutional investor and Mr. Beard received warrants exercisable for 900,000 shares and 100,000 shares, respectively, of Class A common stock.

Subject to certain ownership limitations, the warrants are exercisable six months after issuance. The warrants are exercisable for five and a half years commencing upon the date of issuance, subject to certain ownership limitations. The pre-funded warrants have an exercise price of $0.001 per warrant share and are immediately exercisable, subject to certain ownership limitations. The gross proceeds from the April 2023 Private Placement, before deducting offering expenses, were approximately $10.0 million. The April 2023 Private Placement closed on April 21, 2023.

The warrant liabilities are subject to remeasurement at each balance sheet date, and any change in fair value is recognized as “changes in fair value of warrant liabilities” in the condensed consolidated statements of operations. The fair value of the warrant liabilities was estimated as of June 30, 2024, using a Black-Scholes model with significant inputs as follows:

June 30, 2024
Expected volatility	130.4%
Expected life (in years)	5.5
Risk-free interest rate	4.3%
Expected dividend yield	0.00%
Fair value	$3,652,212

Additionally, as previously disclosed, the Company entered into Securities Purchase Agreements with the September 2022 Private Placement Purchasers for, in part, warrants to purchase an aggregate of 560,241 shares of Class A common stock, at an exercise price of $17.50 per share. On April 20, 2023, the Company and the September 2022 Private Placement Purchasers entered into amendments to, among other things, adjust the strike price of the warrants from $17.50 per share to $10.10 per share.

Pursuant to Greg Beard’s employment agreement with the Company dated September 6, 2023, Mr. Beard is eligible for an annual bonus if the applicable targets to achieve such annual bonus are met. For Mr. Beard’s 2023 annual bonus, on January 29, 2024, the Compensation Committee of the Company amended Mr. Beard’s warrants under the September 2022 Private Placement (described above) and the April 2023 Private Placement such that the exercise price of the warrants was adjusted to $7.51.

S-C-27

December 2023 Private Placement

On December 21, 2023, the Company entered into a Securities Purchase Agreement with an institutional investor for the purchase and sale of shares of Class A common stock, par value $0.0001 per share at a purchase price of $6.71 per share, and warrants to purchase shares of Class A common stock, at an initial exercise price of $7.00 per share (the “December 2023 Private Placement”). Pursuant to the Securities Purchase Agreement, the institutional investor invested $15.4 million in exchange for an aggregate of 2,300,000 shares of Class A common stock and pre-funded warrants at a price of $6.71 per share equivalent. Further, the institutional investor received warrants exercisable for 2,300,000 shares of Class A common stock.

Subject to certain ownership limitations, the warrants are exercisable six months after issuance. The warrants are exercisable for five and a half years commencing upon the date of issuance, subject to certain ownership limitations. The pre-funded warrants have an exercise price of $0.001 per warrant share and are immediately exercisable, subject to certain ownership limitations. The gross proceeds from the December 2023 Private Placement, before deducting offering expenses, were approximately $15.4 million. The December 2023 Private Placement closed on December 21, 2023.

The warrant liabilities are subject to remeasurement at each balance sheet date, and any change in fair value is recognized as “changes in fair value of warrant liabilities” in the condensed consolidated statements of operations. The fair value of the warrant liabilities was estimated as of June 30, 2024, using a Black-Scholes model with significant inputs as follows:

June 30, 2024
Expected volatility	130.4%
Expected life (in years)	5
Risk-free interest rate	4.3%
Expected dividend yield	0.00%
Fair value	$8,230,859

As of June 30, 2024, warrants exercisable for a total of 3,600,000 shares of Class A common stock remained outstanding. However, subsequent to June 30, 2024, the institutional investor exercised all 1,300,000 of its pre-funded warrants for an equal amount of shares of Class A common stock.

ATM Agreement

On May 23, 2023, the Company entered into an at-the-market offering agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (“HCW”) to sell shares of its Class A common stock having aggregate sales proceeds of up to $15.0 million (the “ATM Shares”), from time to time, through an “at the market” equity offering program under which HCW acts as sales agent and/or principal.

Pursuant to the ATM Agreement, the ATM Shares may be offered and sold through HCW in transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on The Nasdaq Stock Market LLC or sales made to or through a market maker other than on an exchange or in negotiated transactions. Under the ATM Agreement, HCW is entitled to compensation equal to 3.0% of the gross proceeds from the sale of the ATM Shares sold through HCW. The Company has no obligation to sell any of the ATM Shares under the ATM Agreement and may at any time suspend solicitations and offers under the ATM Agreement. The Company and HCW may each terminate the ATM Agreement at any time upon specified prior written notice.

S-C-28

The ATM Shares have been and are being issued pursuant to the Company’s shelf registration statement on Form S-3 (File No. 333-271671), filed with the SEC on May 5, 2023, as amended by Amendment No. 1 to the registration statement filed with the SEC on May 23, 2023 (as amended, the “ATM Registration Statement”). Pursuant to the ATM Agreement, no sales may be made until 30 days following the date on which the ATM Registration Statement is declared effective. The ATM Registration Statement was declared effective on May 25, 2023.

During the six months ended June 30, 2024, the Company sold zero ATM Shares.

NOTE 16 – SEGMENT REPORTING

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly in deciding how to allocate resources and assess performance. The Company’s CEO is the chief operating decision maker. The Company functions in two operating segments, Energy Operations and Cryptocurrency Operations, about which separate financial information is presented below.

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
OPERATING REVENUES:
Energy Operations	$291,314	$1,371,242	$1,064,912	$5,014,163
Cryptocurrency Operations	18,812,825	16,862,499	45,561,412	30,485,793
Total operating revenues	$19,104,139	$18,233,741	$46,626,324	$35,499,956
NET OPERATING LOSS:
Energy Operations	$(8,873,175)	$(9,578,048)	$(17,076,355)	$(20,179,073)
Cryptocurrency Operations	(9,768,584)	(6,001,483)	(5,147,426)	(10,016,571)
Total net operating loss	$(18,641,759)	$(15,579,531)	$(22,223,781)	$(30,195,644)
OTHER (EXPENSE) INCOME (1)	(2,625,238)	3,887,402	6,799,073	(28,157,047)
NET LOSS	$(21,266,997)	$(11,692,129)	$(15,424,708)	$(58,352,691)

DEPRECIATION AND AMORTIZATION:
Energy Operations	$(1,346,554)	$(1,330,647)	$(2,672,221)	$(2,663,520)
Cryptocurrency Operations	(7,944,009)	(7,304,320)	(16,132,996)	(13,694,288)
Total depreciation and amortization	$(9,290,563)	$(8,634,967)	$(18,805,217)	$(16,357,808)
INTEREST EXPENSE:
Energy Operations	$(24,216)	$(252,178)	$(48,665)	$(411,465)
Cryptocurrency Operations	(2,223,847)	(2,351,300)	(4,462,807)	(4,575,926)
Total interest expense	$(2,248,063)	$(2,603,478)	$(4,511,472)	$(4,987,391)

(1)	The Company does not allocate other income (expense) for segment reporting purposes. Amount is shown as a reconciling item between net operating income (loss) and consolidated net income (loss). Refer to the accompanying condensed consolidated statements of operations for further details.

For the three and six months ended June 30, 2024, and 2023, the loss on disposal of fixed assets, realized loss (gain) on sale of digital currencies, unrealized gain on digital currencies, realized gain on sale of miner assets, and impairments on digital currencies recorded in the condensed consolidated statements of operations were entirely attributable to the Cryptocurrency Operations segment.

S-C-29

NOTE 17 – EARNINGS (LOSS) PER SHARE

Basic EPS is computed by dividing the Company’s net income (loss) by the weighted average number of Class A shares of common stock outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted net loss per share of Class A common stock for the three and six months ended June 30, 2024, and 2023.

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Numerator:
Net loss	$(21,266,997)	$(11,692,129)	$(15,424,708)	$(58,352,691)
Less: net loss attributable to noncontrolling interest	(3,325,180)	(3,355,873)	(2,406,893)	(21,475,004)
Net loss attributable to Stronghold Digital Mining, Inc.	$(17,941,817)	$(8,336,256)	$(13,017,815)	$(36,877,687)
Denominator:
Weighted average number of Class A common shares outstanding	14,369,800	6,163,450	14,179,810	5,274,471
Basic net loss per share	$(1.25)	$(1.35)	$(0.92)	$(6.99)
Diluted net loss per share	$(1.25)	$(1.35)	$(0.92)	$(6.99)

Securities that could potentially dilute earnings (loss) per share in the future were not included in the computation of diluted net loss per share for the three and six months ended June 30, 2024, and 2023, because their inclusion would be anti-dilutive. As of June 30, 2024, the potentially dilutive impact of Series C Preferred Stock not yet exchanged for shares of Class A common stock was 1,497,500, the potentially dilutive impact of Class V shares not yet exchanged for shares of Class A common stock was 2,405,760, and the potentially dilutive impact of outstanding warrants (excluding those with a $0.01 exercise price) was 3,865,910.

Subsequent to June 30, 2024, an institutional investor exercised all 1,300,000 of its pre-funded warrants for an equal amount of shares of Class A common stock. These pre-funded warrants have been included in the computations of basic and diluted net loss per share of Class A common stock above because such pre-funded warrants have a nominal exercise price of $0.01 per warrant.

NOTE 18 – INCOME TAXES

Tax Receivable Agreement

The Company entered into a Tax Receivable Agreement (“TRA”) with Q Power and an agent named by Q Power on April 1, 2021 (to which an additional holder was subsequently joined as an additional “TRA Holder” on March 14, 2023), pursuant to which the Company will pay the TRA Holders 85% of the realized (or, in certain circumstances, deemed to be realized) cash tax savings attributable to the tax basis step-ups arising from taxable exchanges of units and certain other items.

During 2022 and 2023, taxable exchanges of Stronghold LLC units, together with a corresponding number of Class V common shares by Q Power for Class A common stock of the Company, resulted in adjustments to the tax basis of Stronghold LLC’s assets. Such step-ups in tax basis, which were allocated to Stronghold Inc., are expected to increase Stronghold Inc.’s tax depreciation, amortization and/or other cost recovery deductions, which may reduce the amount of tax Stronghold Inc. would otherwise be required to pay in the future. No cash tax savings have been realized by Stronghold Inc. with respect to these basis adjustments due to the Company’s estimated taxable losses, and the realization of cash tax savings in the future is dependent, in part, on estimates of sufficient future taxable income. As such, a deferred income tax asset has not been recorded due to maintaining a valuation allowance on the Company’s deferred income tax assets, and no liability has been recorded with respect to the TRA in light of the applicable criteria for accrual.

Estimating the amount and timing of Stronghold Inc.’s realization of income tax benefits subject to the TRA is imprecise and unknown at this time and will vary based on a number of factors, including when future redemptions actually occur. Accordingly, the Company has not recorded any deferred income tax asset or liability associated with the TRA.

S-C-30

Provision for Income Taxes

The provision for income taxes for the three and six months ended June 30, 2024, and 2023, was zero, resulting in an effective income tax rate of zero. The difference between the statutory income tax rate of 21% and the Company’s effective tax rate for the three and six months ended June 30, 2024, and 2023, was primarily due to pre-tax losses attributable to the noncontrolling interest and due to maintaining a valuation allowance against the Company’s deferred income tax assets.

The determination to record a valuation allowance was based on management’s assessment of all available evidence, both positive and negative, supporting realizability of the Company’s net operating losses and other deferred income tax assets, as required by ASC 740, Income Taxes. In light of the criteria under ASC 740 for recognizing the tax benefit of deferred income tax assets, the Company maintained a valuation allowance against its federal and state deferred income tax assets as of June 30, 2024, and December 31, 2023.

NOTE 19 – SUPPLEMENTAL CASH AND NON-CASH INFORMATION

Supplemental disclosures of cash flow information for the six months ended June 30, 2024, and 2023, were as follows:

	June 30, 2024	June 30, 2023
Income tax payments	$—	$—
Interest payments	$4,442,187	$4,676,461

Supplementary non-cash investing and financing activities consisted of the following for the six months ended June 30, 2024, and 2023:

	June 30, 2024	June 30, 2023
Purchases of property, plant and equipment through finance leases	$249,037	$60,679
Purchases of property, plant and equipment included in accounts payable or accrued liabilities	210,020	24,137
Operating lease right-of-use assets exchanged for lease liabilities	—	291,291
Reclassifications from deposits to property, plant and equipment	8,000,643	4,658,970
Issued as part of financing:
Warrants – April 2023 Private Placement	—	8,882,914
Convertible Note Exchange for Series C Convertible Preferred Stock:
Extinguishment of convertible note	—	16,812,500
Extinguishment of accrued interest	—	655,500
Issuance of Series C convertible preferred stock, net of issuance costs	—	45,386,944
B&M Settlement:
Warrants – B&M	—	1,739,882
Return of transformers to settle outstanding payable	—	6,007,500
Issuance of B&M Note	—	3,500,000
Elimination of accounts payable	—	11,426,720
Financed insurance premiums	1,676,510	1,275,288
Class A common stock issued to settle outstanding payables or accrued liabilities	44,990	954,793

S-C-31

NOTE 20 – FAIR VALUE

In addition to assets and liabilities that are measured at fair value on a recurring basis, such as digital currencies pursuant to ASU 2023-08 as described above in Note 1 – Basis of Presentation and Note 2 – Digital Currencies, the Company also measures certain assets and liabilities at fair value on a nonrecurring basis. The Company’s non-financial assets, including operating lease right-of-use assets and property, plant and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are recorded at fair value only when an impairment charge is recognized.

The fair values of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

Adverse changes in business climate, including decreases in the price of Bitcoin and resulting decreases in the market price of miners, may indicate that an impairment triggering event has occurred. If the testing performed indicates the estimated fair value of the Company’s miners to be less than their net carrying value, an impairment charge will be recognized, decreasing the net carrying value of the Company’s miners to their estimated fair value.

S-C-32

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	November 10, 2023

BITFARMS LTD.

US$375,000,000

Common Shares

Warrants

Subscription Receipts

Units

Debt Securities

Share Purchase Contracts

This short form base shelf prospectus (the “Prospectus”) relates to the offering for sale from time to time, during the 25-month period, that this prospectus, including any amendments hereto, remains effective, of the securities of Bitfarms Ltd. (the “Company”, “Bitfarms”, “we” or “our”) listed above in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to US$375,000,000 (or the equivalent thereof in Canadian dollars or one or more foreign currencies or composite currencies). The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

In addition, the securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the securities separately, a combination of securities or any combination of, among other things, securities, cash and the assumption of liabilities.

The common shares of the Company (“Common Shares”) are listed for trading on the Nasdaq Stock Market (“Nasdaq”) under the trading symbol “BITF” and on the Toronto Stock Exchange (the “TSX”) under the trading symbol “BITF”. On November 9, 2023, being the last complete trading day prior to the date hereof, the closing price of the Common Shares on the TSX and Nasdaq was C$1.66 and US$1.20 respectively.

Unless otherwise specified in an applicable prospectus supplement, debt securities, subscription receipts, units, warrants and share purchase contracts will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which the Company’s securities, other than the Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this short form prospectus. This may affect the pricing of the Company’s securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of the Company’s securities and the extent of issuer regulation. See “RISK FACTORS”.

Prospective investors should be aware that the acquisition of the Company’s securities described herein may have tax consequences in Canada and/or the United States. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in the applicable prospectus supplement. You should read the tax discussion in any applicable prospectus supplement with respect to any particular offering and consult your own tax advisor with respect to your own particular circumstances.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

In accordance with subsections 4.1(1) and 5.5(7) of NI 44-102, the Company will file, with this Prospectus, an undertaking with the securities regulatory authorities in each of the provinces and territories of Canada that the Company will not distribute Securities that, at the time of distribution, are novel specified derivatives or novel asset-backed securities, without first pre-clearing with the applicable regulator the disclosure to be contained in any Prospectus Supplement pertaining to the distribution of the novel specified derivatives or asset-backed securities. This prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the securities in such jurisdiction. All applicable information permitted under securities legislation to be omitted from this prospectus that has been so omitted will be contained in one or more prospectus supplements that will, except in respect of any sales pursuant to an “at-the-market” distribution as contemplated by National Instrument 44-102 – Shelf Distributions (“NI 44-102”), be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this prospectus. The Company, or any “Selling Securityholders” (as defined herein below), may offer and sell the Securities (as defined hereinbelow) to or through underwriters purchasing as principal and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Company from time to time. This Prospectus may qualify an “at-the-market distribution” as defined in NI 44-102.

The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be an “at-the-market” distributions as contemplated by 44-102 and as permitted by applicable law, including sales made directly on the TSX, the Nasdaq, or other existing trading markets for the Securities, and as set forth in a prospectus supplement for such purpose. See “PLAN OF DISTRIBUTION”.

A prospectus supplement will set out the names of any underwriters, dealers or agents involved in the sale of the Company’s securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the net proceeds we expect to receive from the sale of such securities, if any, the amounts and prices at which such securities are sold and the compensation of such underwriters, dealers or agents.

Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the securities. See “SECONDARY OFFERING BY SELLING SECURITYHOLDERS”.

The specific terms of the securities with respect to a particular offering will be set out in one or more prospectus supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of warrants, the offering price, the designation, number and terms of the Common Shares or debt securities issuable upon exercise of the warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms; (iii) in the case of subscription receipts, the number of subscription receipts being offered, the offering price, the procedures for the exchange of the subscription receipts for Common Shares, debt securities or warrants, as the case may be, and any other specific terms; (iv) in the case of debt securities, the specific designation, the aggregate principal amount, the currency or the currency unit for the debt securities being offered, the maturity, the interest provisions, the authorized denominations, the offering price, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt securities are secured, affiliate-guaranteed, senior or subordinated and any other terms specific to the debt securities being offered; (v) in the case of units, the designation, number and terms of the Common Shares, warrants, subscription receipts, share purchase contracts or debt securities comprising the units; and (vi) in the case of share purchase contracts, whether the share purchase contracts obligate the holder to purchase or sell or both purchase and sell Common Shares, whether the share purchase contracts are to be prepaid or not or paid in instalments, any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied, whether the share purchase contracts are to be settled by delivery, any provisions relating to the settlement of the share purchase contracts, the date or dates on which the sale or purchase must be made, whether the share purchase contracts will be issued in fully registered or global form and the material income tax consequences of owning, holding and disposing of the share purchase contracts. Where required by statute, regulation or policy, and where securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the securities will be included in the prospectus supplement describing the securities. One or more securityholders of the Company may also offer and sell Securities (as defined hereinbelow) under this prospectus (the “Selling Securityholders” and each a “Selling Securityholder”). See “SECONDARY OFFERING BY SELLING SECURITYHOLDERS”.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. Certain of the Company’s material subsidiaries are incorporated outside of Canada, namely Bitfarms Ltd. (Israel), Backbone Mining Solutions LLC (State of Washington, U.S.A.), Backbone Hosting Solutions SAU (Argentina), D&N Ingenieria SA (Paraguay) and Backbone Hosting Solutions Paraguay SA (Paraguay). In addition, certain of the Company’s directors and officers reside outside of Canada, namely, Emiliano Joel Grodzki, Nicolas Bonta, Andres Finkielsztain, Edith M. Hofmeister, Jeffrey Lucas, and Benjamin Gagnon, and they have appointed the Company at its registered office set forth below as their agent for service of process in Canada.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some of its officers and directors are residents of a foreign country, that some or all of the underwriters or experts that may be named in the registration statement on Form F-10 that includes this prospectus (the “Registration Statement”) may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Any offering made pursuant to this prospectus is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The Company’s registered office is located at 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4.

Investors should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus, the date of any applicable prospectus supplement or the date of any documents incorporated by reference herein.

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and any applicable prospectus supplement is accurate only as of the date on the front of such document and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of the Company’s securities pursuant thereto. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus and any applicable prospectus supplement, and the documents incorporated by reference in this prospectus and any applicable prospectus supplement, were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “US$” or “$” are to U.S. dollars and references to “C$” are to Canadian dollars. This prospectus and the documents incorporated by reference contain translations of certain U.S. dollar amounts into Canadian dollars solely for your convenience. See “Currency Presentation and Exchange Rate Information”.

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Bitfarms” or the “Company”, refer to Bitfarms Ltd. together, where context requires, with its subsidiaries and affiliates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and other information contained in this prospectus constitute “forward-looking information” under Canadian Securities Laws and “forward-looking statements” under U.S. securities laws (collectively “forward-looking statements”). Such forward-looking statements include, but are not limited to:

●	the future price of cryptocurrencies, such as Bitcoin and the other types of digital assets which Bitfarms and its subsidiaries may earn, hold and trade;

●	the Company’s intended use of net proceeds from the sale of its securities;

●	the number of securities the Company intends to issue;

●	the future pricing for services and solutions in the businesses of the Company and its subsidiaries;

●	the liquidity and market price of the Common Shares;

●	the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital;

●	litigation risks;

●	currency fluctuations;

●	risks related to debt securities;

●	risks related to the decrease of the market price of the Common Shares if the Company’s shareholders sell substantial amounts of Common Shares;

●	risks related to future sales or issuances of equity securities diluting voting power and reducing future earnings per share;

●	the absence of a market through which the Company’s securities, other than Common Shares, may be sold;

●	changes to governmental laws and regulations, including tax regulations; and

●	effects of the novel coronavirus (“COVID-19”) outbreak or other future global pandemics.

These forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “future”, “continue” or similar expressions or the negatives thereof.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements and such forward-looking statements included in this prospectus should not be unduly relied upon. These statements speak only as of the date of this prospectus.

The forward-looking statements in this document are based on what the Company currently believes are reasonable assumptions, including the material assumptions set out in the management discussion and analysis and press releases of the Company (such documents are available under the Company’s SEDAR profile at www.sedarplus.ca) or in the United States through EDGAR at the website of the SEC at www.sec.gov. Other material factors or assumptions that were applied in formulating the forward-looking statements contained herein include or relate to the following:

●	the business and economic conditions affecting the Company’s operations in their current state, including, general levels of economic activity, regulations, taxes and interest rates;

●	the Company’s ability to profitably produce the computational power sold to Mining Pools to solve block regards, which may be paid in Bitcoin, U.S. dollars, or other currency;

●	the Company’s ability to successfully acquire and maintain required regulatory licenses and qualifications;

●	historical prices of cryptocurrencies;

●	the emerging cryptocurrency and blockchain markets and sectors;

●	the Company’s ability to maintain good business relationships;

●	the Company’s ability to manage and integrate acquisitions;

●	the Company’s ability to identify, hire and retain key personnel;

●	the Company’s ability to raise sufficient debt or equity financing to support the Company’s continued growth;

●	economic dependence on regulated terms of service and electricity rates;

●	the technology, proprietary and non-proprietary software, data and intellectual property of the Company and third parties in the cryptocurrencies and digital asset sector is able to be relied upon to conduct the Company’s business;

●	the Company does not suffer a material impact or disruption from a cybersecurity incident, cyber-attack or theft of digital assets;

●	continued maintenance and development of cryptocurrency mining facilities;

●	continued growth in usage and in the blockchain for various applications;

●	continued development of a stable public infrastructure, with the necessary speed, data capacity and security required to operate blockchain networks;

●	the absence of adverse regulation or law; and

●	the absence of material changes in the legislative, regulatory or operating framework for the Company’s existing and anticipated business.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Some of the risks that could cause outcomes and results to differ materially from those expressed in the forward-looking statements include:

●	Management of growth and expansion.

●	Currency exchange risks.

●	Insurance risks.

●	Bitcoin Halving Event.

●	Valuation and Price Volatility of Cryptocurrencies.

●	Share Price Fluctuations.

●	Future Capital Needs, Uncertainty of Additional Financing and Dilution.

●	Indebtedness.

●	Global Financial Conditions.

●	Possibility of Bitcoin Mining Algorithms Transitioning to Proof of Stake Validation.

●	Debt Covenants.

●	Limited Operating History.

●	Employee Retention and Growth.

●	Cybersecurity Threats and Hacking.

●	Limited History of De-centralized Financial System.

●	Risk Related to Technological Obsolescence and Difficulty in Obtaining Hardware.

●	Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power.

●	Economic Dependence on Regulated Terms of Service and Electricity Rates Risks.

●	Increases in Commodity Prices or Reductions in the Availability of Such Commodities.

●	Future Profits/Losses and Production Revenues/Expenses.

●	Fraud and Failure of Cryptocurrency Exchanges, Custodians and Other Trading Venues.

●	Insolvency, Bankruptcy, or Cessation of Operations of Mining Pool Operator.

●	Independent Mining Risks.

●	Indemnification of Mining Pool.

●	Reliance on Foreign Mining Pool Operator.

●	Mining Pool Agreements Governed by Foreign Laws.

●	Reliance on Manufacturing in Foreign Countries and the Importation of Equipment to the Jurisdictions in Which the Company Operates.

●	Political and Regulatory Risk.

●	Permits and Licenses.

●	Server Failures.

●	Tax Consequences.

●	Environmental Regulations.

●	Environmental Liability.

●	Erroneous Transactions and Human Error.

●	Facility Developments.

●	Competition.

●	Acceptance and/or Widespread Use of Cryptocurrency is Uncertain.

●	Hazards Associated with High-voltage Electricity Transmission and Industrial Operations.

●	Adoption of ESG Practices and the Impacts of Climate Change.

●	Corruption.

●	US Foreign Corrupt Practices Act and Similar Legislation.

●	Political Instability.

●	Third-party Supplier Risks.

●	Potential of Bitfarms Being Classified as a Passive Foreign Investment Company.

●	Pandemic and Infectious Disease Risk (including COVID-19).

●	Emerging Market Risks.

●	Economic Volatility and other Challenges in Argentina and/or Paraguay.

●	Vulnerability of Argentina and Paraguay Economies to External Shocks.

●	Impacts of Corruption and Anti-Corruption Laws in Operating Locations.

●	Unpredictability of Tax Rates, Capital Controls and Foreign Exchange Restrictions in Argentina.

●	Discretion Over Use of Proceeds.

●	Absence of a Public Market for Certain of the Securities.

●	Unsecured Debt Facilities.

●	Effect of Changes in Interest Rates on Debt Securities.

●	Effect of Fluctuations in Foreign Currency Markets on Debt Securities.

●	Trading Price of Common Shares and Volatility.

●	Hedges.

Additional information on these and other factors is discussed under the heading “RISK FACTORS” in this prospectus and in the documents incorporated by reference herein including in the 2022 MD&A (as defined herein) under the headings “Financial Instruments and Risks” and “Other Risks” and in the 2022 AIF (as defined herein) under the heading “Risk Factors”, as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus.

The forward-looking statements contained in this prospectus are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Bitfarms at 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4 (Telephone 647 259-1790) Attn: Chief Financial Officer. Such documents are also available without charge to shareholders and other interested parties through the “Investors” portion of the Company’s website at www.bitfarms.com as well as on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedarplus.ca or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of the Company available on the Company’s website, SEDAR and EDGAR are not incorporated by reference in this prospectus except as specifically set out herein.

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this short form base shelf prospectus:

●	the Company’s annual information form for the year ended December 31, 2022, dated as at March 20, 2023 and filed on March 21, 2023 (the “2022 AIF”);

●	the Company’s audited consolidated financial statements as at and for the years ended December 31, 2022 and 2021 the notes thereto and the Report of Independent Registered Public Accounting Firm thereon, filed on March 21, 2023 (the “2022 Annual Financial Statements”);

●	the Company’s management’s discussion and analysis for the year ended December 31, 2022, dated as at March 20, 2023 and filed on March 21, 2023 (the “2022 MD&A”);

●	the Company’s unaudited interim condensed interim consolidated financial statements as at September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022 and filed on November 7, 2023;

●	the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2023 and 2022 and filed on November 7, 2023 (the “Interim MD&A”);

●	the information circular dated April 4, 2023 with respect to an annual general and special meeting of shareholders (“Shareholders”) held on May 24, 2023, filed on April 24, 2023;

●	the material change report dated January 3, 2023 relating to relating to an update to the Company’s Bitcoin earned in the 2022 financial year;

●	the material change report dated January 13, 2023 relating to the Company’s initiative to modify its equipment loan facility;

●	the material change report dated February 1, 2023 relating to an update to the Company’s Bitcoin earned for the month of January 2023;

●	the material change report dated February 9, 2023 relating to the modification of the loan agreement with BlockFi Lending LLC;

●	the material change report dated March 1, 2023 relating to relating to an update to the Company’s Bitcoin earned for the month of February 2023;

●	the material change report dated March 21, 2023 relating to the reporting of its financial performance for the year ended December 31, 2022. In this material change report, the Company stated that in 2022 it ranked “among the cost-effective publicly trade BTC mining companies”. In support of this statement, the Company relied upon data provided by www.theminermag.com, namely the “Estimated Gross Margin of Proprietary Bitcoin Hashrate Activities.” With data starting in 2023, www.theminermag.com also reports the “Implied Cost of Bitcoin Production from Proprietary Hashrate”, being the absolute cost of producing Bitcoin, denominated in United States dollars. This data is not presented for the 2022 calendar year, and consequently the Company’s statement in its March 21, 2023 material change report is supported on only a gross margin basis and not on an absolute cost basis;

●	the material change report dated April 3, 2023 relating to relating to an update to the Company’s Bitcoin earned for the month of March 2023;

●	the material change report dated April 11, 2023 relating to the entering into of an agreement to acquire 22 MW of power capacity in Baie-Comeau, Quebec;

●	the material change report dated April 24, 2023 relating to the receipt of a permit to expand its power capacity up to 100 MW at its Rio Cuarto, Argentina facility;

●	the material change report dated April 28, 2023 relating to the Company’s achievement of obtaining an aggregate hashrate of 5.0 EH/s;

●	the material change report dated May 1, 2023 relating to the Company regaining compliance with Nasdaq continued listing requirements;

●	the material change report dated May 1, 2023 relating to an update to the Company’s Bitcoin earned for the month of April 2023

●	the material change report dated May 8, 2023 relating to the Company’s achievement of mining 21,000 Bitcoin over its six years of operations;

●	the material change report dated May 15, 2023 relating to the reporting of the Company’s financial statements for the first quarter of the 2023 financial year;

●	the material change report dated June 1, 2023 relating to an update to the Company’s Bitcoin earned for the month of May 2023;

●	the material change report dated June 7, 2023 relating to the purchase of 4,660 high performance miners;

●	the material change report dated June 12, 2023 relating to the increase in the Company’s operational hashrate;

●	the material change report dated July 3, 2023 relating to an update to the Company’s Bitcoin earned for the month of June 2023;

●	the material change report dated July 6, 2023 relating to the commencement of operations at its Baie-Comeau facility and the increase of its hashrate target to 6.3 EH/s by the end of the third financial quarter of 2023;

●	the material change report dated July 19, 2023 relating to entering into of power purchase agreements in Paraguay for up to 150 MW of hydropower;

●	the material change report dated August 1, 2023 relating to an update to the Company’s Bitcoin earned for the month of July 2023;

●	the material change report dated August 7, 2023 relating to the deployment plan of a 50 MW of hydropower substation located in Paraguay;

●	the material change report dated August 8, 2023 relating to the announcement of the Company’s second quarter 2023 financial results;

●	the material change report dated September 1, 2023 relating to an update to the Company’s Bitcoin earned for the month of August 2023;

●	the material change report dated October 2, 2023 relating to an update to the Company’s Bitcoin earned for the month of September 2023;

●	the material change report dated October 23, 2023 relating to the increase of operating capacity at the Company’s facility located in Baie-Comeau to 240 MW;

●	the material change report dated November 1, 2023 relating to an update to the Company’s Bitcoin earned for the month of October 2023; and

●	the material change report dated November 7, 2023 relating to the announcement of the Company’s third quarter 2023 financial results.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this short form base shelf prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (in the case of a report on Form 6-K, if and to the extent expressly provided in such report).

A prospectus supplement containing the specific terms of any offering of the Company’s securities will be delivered to purchasers of the Company’s securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of the Company’s securities to which that prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement hereto, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon the Company’s filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of the Company’s securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus. Upon a new annual information form being filed by us with the applicable securities regulatory authorities during the term of this prospectus for which the related annual comparative consolidated financial statements include at least nine months of financial results of an acquired business for which a business acquisition report was filed by us and incorporated by reference into this prospectus, such business acquisition report shall no longer be deemed to be incorporated into this prospectus for the purpose of future offers and sales of the securities hereunder. Upon a new information circular of the Company prepared in connection with an annual general meeting of the Company being filed with the applicable securities regulatory authorities during the currency of this prospectus, the previous information circular of the Company, if prepared in connection with solely an annual general meeting of the Company, shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder.

References to the Company’s website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The high, low, average and closing rates for the U.S. dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Three Months ended September 30, 2023	Three Months ended September 30, 2022	Year ended December 31, 2022	Year ended December 31, 2021
	(expressed in Canadian dollars)
High	1.3674	1.3726	1.3856	1.2942
Low	1.3128	1.2753	1.2451	1.2040
Average	1.3414	1.3056	1.3013	1.2535
Closing	1.3520	1.3707	1.3544	1.2678

On November 9, 2023, the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was $1.00 = C$1.3781.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement, of which this prospectus forms a part: (1) the documents listed under “DOCUMENTS INCORPORATED BY REFERENCE”; (2) the consent of PricewaterhouseCoopers LLP; (3) powers of attorney from certain of the Company’s directors and officers; and (4) the forms of senior and subordinated indenture relating to the debt securities.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC may be obtained on EDGAR at the SEC’s website: www.sec.gov.

The Company has filed with the SEC the Registration Statement with respect to the Securities. This prospectus, including the documents incorporated by reference herein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this prospectus. This description does not contain all of the information about us and our business that you should consider before investing in any securities. You should carefully read the entire prospectus and the applicable prospectus supplement, including the section entitled “RISK FACTORS”, as well as the documents incorporated by reference into this prospectus and the applicable prospectus supplement, before making an investment decision.

Name, Address and Incorporation

The Company was incorporated under the Canada Business Corporations Act on October 11, 2018, and continued under the Business Corporations Act (Ontario) on August 27, 2021. The Company has its registered and head office located at 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4. The Company’s Common Shares are listed for trading on the Nasdaq and on the TSX under the trading symbol “BITF”.

Subsidiaries

The table below lists the principal material subsidiaries of the Company as of the date hereof.

Name	Jurisdiction	Assets Held
Bitfarms Ltd. (Israel)	Israel	Holding company
Backbone Hosting Solutions Inc.	Canada	Computer equipment, cryptocurrency
Backbone Hosting Solutions SAU	Argentina	Computer equipment
Backbone Hosting Solutions Paraguay SA	Paraguay	Computer equipment
Backbone Mining Solutions LLC	United States	Computer equipment
9159-9290 Québec Inc. (operating under the name “Volta Électrique Inc.”)(“Volta”)	Quebec	Provides professional electrical services to Backbone Hosting Solutions Inc. and outside customers
Orion Constellation Technologies Inc.	Quebec	Computer equipment
D&N Ingenieria SA	Paraguay	Computer equipment

Summary Description of the Business

The Company’s primary business is the mining of cryptocurrency. Through its subsidiaries, the Company owns and operates server farms, composed of computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates Miners 24 hours a day producing computational power (measured by hashrate) which it sells to Mining Pools (as defined herein), for a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). For more information regarding the Company’s Mining Pool arrangements, see “THE COMPANY – Summary Description of the Business – Mining Pool Participation”. For more information regarding the business of the Company, see the 2022 AIF under the heading “DESCRIPTION OF BUSINESS”.

In the description of the business of the Company in this short form base shelf prospectus:

“Bitcoin” shall refer to a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. Bitcoin is created when the Bitcoin network issues Block Rewards through the Mining process;

“Block Reward” shall refer to the new bitcoins that are awarded by the Blockchain network to eligible cryptocurrency Miners for each block they successfully mine. The current block reward is 6.25 Bitcoin per block;

“Blockchain” shall refer to a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate Hash and each Hash requires information from the previous block, altering information an established block would require recalculating all the Hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete;

“Hash” shall refer to a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as Hashes. A Hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.

“Hashrate” shall refer to the number of Hash operations performed per second and is a measure of computing power in Mining cryptocurrency;

“Mining Pool” shall refer to when cryptocurrency Miners aggregate their processing power or Hashrate over a network and Mine transactions together in order to increase the probability of finding a block on the Bitcoin Blockchain. Mining pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block; and

“MW” shall refer to a megawatt, which is 1,000 kilowatts of electricity and, in the industry of cryptocurrency mining, is typically a reference to the number of megawatts of electricity that is available for use.

Prior to January 2021, the Company routinely exchanged cryptocurrencies earned into U.S. dollars through reputable cryptocurrency trading platforms. At the beginning of Fiscal 2021, the Company implemented the Digital Asset Management Program under which the Company decided how many earned Bitcoin would be held by the Company through its custodians. See the 2022 AIF under the heading “DESCRIPTION OF BUSINESS - Principal Market Overview – Digital Asset Management Program”.

As of October 31, 2023, Bitfarms operates eleven total server farms around the world. Eight server farm facilities are located in Québec, Canada, with electrical infrastructure capacity of 158 MW for Mining Bitcoin and expansion opportunities up to 179 MW; one server farm facility is located in Washington State, United States, with operational electrical infrastructure capacity of 18 MW and expansion opportunities up to 24 MW; one server farm facility is located in Villarrica, Paraguay, with electrical infrastructure capacity of 10 MW and expansion opportunities up to 160 MW in Paraguay; and one server farm facility is located in Argentina, with current operational electrical infrastructure capacity of 55 MW, of which 54 MW are currently operating. The Company has contracts securing an aggregate of 179 MW, 160 MW and 24 MW of hydro-electric green energy in Quebec, Paraguay, and Washington, respectively, and up to 210 MW of natural gas energy in Argentina. The Company currently has a permit in place to draw up to 100 MW of the 210 MW from a private energy supplier; however, the Company may draw all 210 MW from the Argentina public energy grid at any time, without additional permits. In addition, Bitfarms owns proprietary software, known as the MGMT System, that is used to monitor, control, manage, report and secure mining operations. The MGMT System scans and reports the location, status, computing power and temperature of all Miners at regular intervals to allow the Company to monitor performance and maximize up-time. The MGMT System was substantially upgraded during 2022 and is continually being updated to enhance its features and improve its functionality. The revised system is referred to as MGMT-2.

Volta provides electrician services to both commercial and residential customers in Québec, while assisting Bitfarms in building and maintaining its server farms in Quebec.

Operations

The estimated working capital of the Company at September 30, 2023 is approximately $54.0 million. In 2021, 2022 and the first nine months of 2023, the Company raised capital through the issuance of common shares through its at-the-market equity offering program which commenced on August 16, 2021. The decrease in the Company’s working capital through 2022 is attributable primarily to a decrease in the price of Bitcoin relative to prior years, the Company holding fewer Bitcoins, and the spending of capital on property, plant and equipment acquisitions for the Company’s several expansions, which increased the Company’s Hashrate to 6.3 EH/s in October 2023. As at November 9, 2023, the Company holds approximately 774 Bitcoins.

The Company’s cash operating expenditures are estimated to approximate $148.8 million for the next 12 months, or about $12.4 million per month based on approximately $8.4 million per month for energy costs of the Company’s infrastructure that is estimated to reach 158 MW in Quebec, 18 MW in Washington State, 30 MW in Paraguay and 55 MW in Argentina at the blended contractual energy price of approximately $0.045 USD/KwH or less, facilities expense of approximately $0.5 million per month, cash compensation expense of approximately $1.7 million per month and the balance for recurring professional fees and other ongoing general and administrative expenses of approximately $1.8 million per month. Offsetting the impact to the Company’s working capital of the cash operating expenditures are the generation of Bitcoin from operations. In the most recently completed month, October 2023, the Company earned 398 Bitcoin with a value of approximately $11.8 million based on an average price of $29,600 during the month. The Company’s existing operations are contributing positively to the Company’s working capital position and will allow it to continue operations for the foreseeable future under current Bitcoin price and difficulty conditions. As described under “USE OF PROCEEDS”, the Company’s planned capital expenditures, including acquisitions, over the next 18 months are anticipated to be approximately $100 million to $300 million, which exceed the Company’s current working capital position and expected contributions to working capital from the Company’s existing operations. In the absence of additional financing, the Company will be unable to pursue certain growth targets, milestones and business objectives, as described under “USE OF PROCEEDS – Business Objectives and Milestones”.

As of the date of this prospectus, the Company has raised net proceeds of approximately $54.1 million and $68.5 million in the 2022 financial year and in the first nine months of 2023, respectively, through the issuance of common shares through its at-the-market equity offering program. The Company may be able to raise an additional approximately $80.5 million from the exercise of outstanding warrants to purchase Common Shares. In addition to the foregoing and the proceeds of any financing pursuant to this prospectus, the Company may utilize debt facilities from existing and new lenders to the Company as well as borrowing against, or if necessary, liquidating, its Bitcoin inventory. Liquidating or borrowing against the Company’s Bitcoin inventory is not anticipated to impact the Company’s operating activities and its revenue stream from ongoing Mining operations.

More detailed information regarding the business of the Company as well as its mining operations can be found in the 2022 AIF under the heading “DESCRIPTION OF THE BUSINESS – Description of the Business”, the 2022 MD&A and the Interim MD&A, all of which are incorporated by reference herein.

Mining Profitability

It is not possible to determine with certainty the price of Bitcoin at which the Company’s costs would exceed its revenues. This is because the price of Bitcoin and network difficulty are interdependent factors and must be analyzed together to determine whether the economics warrant pausing of mining activities. The Company would consider pausing mining activity if the network difficulty and Bitcoin price resulted in revenue per teraHash decreasing below 4 cents – a level at which the variable cost of mining (i.e. the incremental cost of mining Bitcoin) exceeds the revenue per teraHash. In such a circumstance, the Company would consider the long-term impact of pausing its operations, in addition to the direct economic impact.

At difficulty levels as at the end of September 2023, the Company’s average direct cost per Bitcoin was approximately US$16,300; however, the Company would likely be in a position to continue mining Bitcoin profitably if the price per Bitcoin decreased to this level. In the event that the price per Bitcoin decreased below approximately US$16,300, the Company would expect that many other miners in the industry would earn revenue below their break-even cost of production and suspend operations. Consequently, the Company would expect that the network difficulty would decrease (causing the Company’s cost per Bitcoin to also decrease). In the event that the price of Bitcoin decreases below US$16,300 and network difficulty does not change, the Company may temporarily pause mining until the price surpasses the Company’s average direct cost per Bitcoin.

Furthermore, in the event the network difficulty rises or the Bitcoin price decreases such that the direct cost exceeds the Hashrate per teraHash, the Company may consider reducing the clock rate of its miners, resulting in greater electrical efficiency and a lower direct cost per Bitcoin. See “RISK FACTORS – Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power”.

On September 19, 2023, network difficulty increased to over 57 trillion Hashes. As of the date hereof, network difficulty remains over 62 trillion Hashes. The increase in network difficulty has had the effect of reducing the Company’s quantity of Bitcoin the Company earns on an ongoing basis, as the Company’s Hashrate did not increase in proportion to the increase in network difficulty. Bitcoin mining difficulty increased by approximately 5 trillion Hashes, or about 9%, from the end of September to the end of October. Assuming no change in the Company’s Hashrate, the Company would receive approximately 8% less Bitcoin due to the increase in Bitcoin mining difficulty. The reduction in the quantity of Bitcoin earned resulted in an increase of the Company’s average direct cost per Bitcoin (as the costs incurred are allocated over fewer earned Bitcoins). However, the Company’s revenues increased in October 2023 compared to September 2023 as the price of Bitcoin and the Company’s average hashrate increased to minimize the impact of the Company earning fewer Bitcoins as a result of the increased mining difficulty.

Mining Pool Participation

Bitfarms generally operates Miners 24 hours a day producing computational power (measured by hashrate) which it sells to Mining Pools (as defined herein), and is compensated on a FPPS basis. Bitfarms currently participates in only one Mining Pool, being Foundry USA Pool (“Foundry Pool”). Under FPPS, pools compensate Mining companies for their Hashrate based on what the pool would be expected to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining Pool to Bitfarms for its Hashrate may be in cryptocurrency, U.S. dollars, or other currency. Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars, as determined to be needed, through reputable and established cryptocurrency trading platforms. The Company provides its Mining Pool with computing power (Hashrate) over a 24-hour period and continues to record the recognition of revenue upon delivery of the service which generally coincides with the receipt of crypto assets in exchange for mining activities. Mining Pools generate revenue by Mining with purchased Hashrate through the accumulation of block rewards and transaction fees issued by the Bitcoin network. Mining Pools are purchasing Hashrate and take on risk with the aim to mine more blocks than they should in a given time period.

The Company’s miners’ Hashrate is directed to Foundry Pool’s cloud-based network with a specific URL address. Bitfarms uses at least one unique URL address per location. Mining Pools (including Foundry Pool) generally have software to compute distribution proportions among participating Miners, verify Miner’s contributions, and distribute rewards to each Miner. Other members of the Mining Pool also direct their Miners Hashrate to Foundry Pool with URL address(es) that are unique to those members.

Although the Company expects that it could earn marginally more revenues over a specific time period by not participating in a Mining Pool (as a result of not being charged any fee by the Mining Pool), it elects to do so primarily to make its earning more predictable and to generate revenues on a daily basis, i.e. based on what it would be expected to mine. Indeed, prior to the commencement of a particular day, the Company is able to formulate a reasonably accurate estimate of the revenues it will earn that day, based on its expected Hashrate contributed to the Pool. In practice, the Hashrate contributed to the Mining Pool by the Company will vary somewhat for any number of reasons, (e.g. an individual miner malfunctions, requiring repairs).

The short-term impact of not using a Mining Pool cannot be estimated. It is possible that the Company experiences a period of good fortune and solves a greater number of blocks than it would be expected to based solely on its Hashrate, in which case its revenues would be greater than the FPPS payout methodology, for that specific time period. On the other hand, over a specific time period, Bitfarms could solve fewer blocks and earn less revenues.

The payout formula that Foundry Pool pays to Bitfarms (not including transaction fees) is as follows:

where Subaccount FPPS Payout Amount is the amount of payment (in Bitcoin) that the Company actual receives; Daily PPS Base per Subaccount is the amount of Bitcoin earned by the Company based on the block subsidy that is paid to Bitcoin Miners for solving a block (the “Reward Component”); FPPS Rate is a factor that increases the Reward Component to account for transaction fees paid by users of the Bitcoin network who wish to record a transaction to the Bitcoin blockchain and which fees are paid to Bitcoin Miners for solving a block that includes that transaction; and Pool Fee % is the fee withheld by Foundry Pool, i.e. the fees paid by the Company for its participation in the pool.

The Daily PPS Base per Subaccount is calculated as follows:

where worker is the number of Miners (or groups of Miners), shares equals a number equal to the aggregate Hashrate of a worker divided by sets equal to the size of the share difficulty (such that the sum of all such shares is equal to the aggregate Hashpower of a particular worker; block subsidy is the amount of Bitcoin rewarded for solving a block (currently 6.25 Bitcoin, until the next Halving event, scheduled to occur in April or May 2024 (the “2024 Halving”)), and network difficulty is the Bitcoin network difficulty.

The FPPS Rate is calculated as follows:

where the sum of the contract period block subsidies is the aggregate amount of block subsidies awarded to all Miners on the Bitcoin blockchain over a particular period of time (e.g. 24 hours) and the sum of the contract period transaction fees are the actual transaction fees paid by all Bitcoin network users for the transaction they log to the blockchain on the blocks over the same period of time (i.e. 24 hours). This whole reward payment (i.e. the sum of the block subsidy and the transaction fee) can be publicly inspected on the Bitcoin blockchain, and the transaction fee is determined by subtracting the block subsidy, i.e. 6.25 Bitcoins until the 2024 Halving. As a control measure, on a monthly basis, the Company re-calculates the reward payment it should earn based on its theoretical Hashrate and compares it to the reward payments received from Foundry. The Issuer has not identified any material differences with Foundry Pool’s reward payments.

Emerging Market

The Company conducts Mining operations in various jurisdictions, including in Argentina and Paraguay, which are deemed to be “emerging markets” generally and for Canadian securities law disclosure purposes. These operations are ran through the Company’s subsidiaries, which are locally incorporated or established for the purposes of compliance with local laws; in the case of Argentina, through Backbone Hosting Solutions S.A.U., and in the case of Paraguay, through Backbone Hosting Solutions Paraguay S.A. Operating in Argentina and Paraguay, or any other emerging markets which the Company may choose to operate in at a future date, exposes the Company to risks and uncertainties that do not exist or are significantly less likely to exist in other jurisdictions where the Company operates, such as the United States or Canada. In order to mitigate these risks, the Company has implemented and observes corporate governance practices for itself and all of its operating subsidiaries, which include internal controls over financial reporting and disclosure controls. These systems are coordinated by the Company’s senior management and the Board.

See “RISK FACTORS - Risks Related to Emerging Markets”.

Argentina

Approximately 98% of the first 55 MW warehouse in the Rio Cuarto Facility (as that term is defined in the 2022 AIF) was fully commissioned during the first nine months of 2023. The Company is currently assessing the timing and extent of the remaining buildout planned in Argentina, including the completion of additional warehouses. In 2022, due to importation restrictions and the Company’s limited operating history in Argentina, the Company used external importation brokers to bring in Mining and IT equipment into the country. In 2023, the Company became a self-importer in Argentina which resulted in a reduction of the costs of importation and facilitate the delivery of Mining and IT equipment into the country. As of the date hereof, the private power supplier in Argentina has received a permit to provide 100 MW of energy to the Company; however, the Company has the option to operate with the energy provided directly from Argentina’s energy grid. Should the Company elect to construct additional warehouses at the Rio Cuarto Facility, it is expected that the Company would request the power supplier to obtain a permit for the additional power requirements.

Paraguay

In January 2023, all of the older generation Miners at the Villarrica facility were replaced with approximately 2,900 new M30S Whatsminer Miners generating approximately 290 PH/s, a 165 PH/s increase, or 132%, compared to the Hashrate that was being produced by the older generation Miners. During the three months ended March 31, 2023, the Company reached an agreement and sold the older generation Miners to a third party for approximately $0.2 million.

In July 2023, the Company acquired two power purchase agreements in Paraguay for up to 150 MW of eco-friendly hydro power: up to 50 MW in Villarrica, in close proximity to the Company’s existing operations in Paraguay, and up to 100 MW in Iguazu, a new location close to the Itaipu dam, the third largest hydro-electric dam in the world.

In August 2023, the Company placed orders using vendor credits for eight 2.4 MW hydro containers and approximately 1,900 Miners capable of producing approximately 675 PH/s once installed.

At Villarrica, construction commenced in the third quarter of 2023 beginning with an 80 MW sub-station followed by building out a second mining facility consisting of a 30 MW air-cooled warehouse and 20 MW of containers, expected to be completed during the first quarter of 2024. In August 2023, the Company placed orders using vendor credits for eight 2.4 MW hydro containers and approximately 1,900 Miners capable of producing approximately 675 PH/s once installed. The new facility will be referred to as the Paso Pe farm.

At Iguazu, the Company has the opportunity to develop a new farm with up to 100 MW of mining capacity, the timeline for which is being determined. Hydro power at both locations will be provided at a contracted cost of approximately $0.039 per kWh, before VAT, until December 31, 2027 and is not subject to annual inflationary adjustments.

Non-IFRS Measures

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. These non-IFRS measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management uses these non-IFRS measures to supplement the analysis and evaluation of operating performance. For a reconciliation of the Company’s non-IFRS financial measures, including direct cost per Bitcoin and cash cost of production per Bitcoin, see the Interim MD&A. ’

Regulatory Compliance

The Company has engaged legal counsel in each jurisdiction in which it maintains operations to monitor changes to the laws and regulations of such jurisdiction and to advise how it can maintain compliance with such laws and regulations. Legal counsel reports directly to the President and Chief Executive Officer. The following is a discussion of regulatory compliance considerations specific to each such jurisdiction.

Québec, Canada

The Company operates a total of eight server farms with an aggregate power capacity of 158 MW located in the Province of Québec, Canada. See the Interim MD&A under the heading EXPANSION PROJECTS – Baie-Comeau (Canada) Expansion and the 2022 AIF under the heading “DESCRIPTION OF BUSINESS – Recently Completed Development and Future Growth Plans – Sherbrooke Expansion”.

There are no material restrictions in Québec or Canada on the business of operating a server farm or conducting the business of the Company as described herein and in the 2022 AIF, and as of the date hereof, the Company has not received any material notices or statements from regulatory authorities in the Québec or Canada that would negatively impact its operations in Québec or Canada. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Québec or Canada.

Washington, United Status

The Company operates one 18 MW server farm located in the State of Washington in the United States. See the Interim MD&A under the heading “EXPANSION PROJECTS – Washington Expansion” and the 2022 AIF under the heading “DESCRIPTION OF BUSINESS – Recently Completed Development and Future Growth Plans – The State of Washington in the United States Expansion”.

There are no material restrictions in Washington on the business of operating a server farm or conducting the business of the Company as described herein and in the 2022 AIF, and as of the date hereof, the Company has not received any material notices or statements from regulatory authorities in Washington that would negatively impact its operations in Washington. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Washington.

Argentina

The Company operates one 54 MW server farm located in Córdoba, Argentina (with an electrical infrastructure capacity of 55 MW). See the Interim MD&A under the heading “EXPANSION PROJECTS – Argentina Expansion” and see the 2022 AIF under the heading “DESCRIPTION OF BUSINESS – Recently Completed Development and Future Growth Plans – Argentina Expansion”.

There are no material restrictions in Argentina on the business of operating a server farm or conducting the business of the Company as described herein and in the 2022 AIF, and as of the date hereof, the Company has not received any material notices or statements from regulatory authorities in Argentina that would negatively impact its operations in Argentina. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Argentina.

Paraguay

The Company operates one 10 MW server farm located in Villarrica, Paraguay. See the Interim MD&A under the heading “EXPANSION PROJECTS – Paraguay Expansion” and see the 2022 AIF under the heading “DESCRIPTION OF BUSINESS – Recently Completed Development and Future Growth Plans – Paraguay Expansion”.

There are no material restrictions in Paraguay on the business of operating a server farm or conducting the business of the Company as described herein and in the 2022 AIF, and as of the date hereof, the Company has not received any material notices or statements from regulatory authorities in Paraguay that would negatively impact its operations in Paraguay. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Paraguay.

Custody of Cryptocurrency Assets

The Company’s cryptocurrency assets, currently Bitcoin, are earned to multi-signature wallets that the Company controls or directs to external third-party ’custodians. On a regular basis, the Company transfers Bitcoin from its multi-signature wallets to external third-party custodians, Coinbase Custody Trust Company, LLC (“Coinbase Custody”) and Anchorage Digital Bank National Association (“Anchorage Digital”). As of the date hereof, the Company holds approximately 356 Bitcoins with Coinbase Custody and 400 Bitcoins with Anchorage Digital. Coinbase Custody provides custody and related services for clients’ digital assets as a fiduciary pursuant to the New York State Department of Financial Services under Section 100 of the New York Banking Law. Anchorage Digital is the only federally chartered crypto bank in the U.S., serves as a custodian for digital assets, and is licensed and regulated by the Office of the Comptroller of the Currency. Currently, Coinbase Custody and Anchorage Digital provide only custodial services to the Company and do not use a sub-custodian. Coinbase Custody and Anchorage Digital are not related parties to the Company.”

The Company is not aware of anything with regards to its custodial arrangements that would adversely affect its ability to obtain an unqualified audit opinion with respect to its audited financial statements. The Company reviews the custodians’ SOC reports on a quarterly basis and shares them with its auditors. The Company’s Bitcoins are held within segregated wallets on the blockchain and can always be monitored. The Company exclusively uses recognized custodians that have efficient internal controls in place. As a contingency plan that would have minimal impact on the Company’s operations, the Company has its own multi-signature wallets and has onboarded with other well respected recognized custodians.

As of November 9, 2023, the Company has 774 Bitcoin, valued at $29.0 million on its balance sheet. As of the date of this Prospectus, 97% of the Company’s Bitcoin are held in custody with Coinbase Custody and Anchorage Digital or held as collateral within Coinbase Custody on behalf of NYDIG, the counterparty to the Company’s equipment financing, which is classified as long-term debt in the statements of financial position. In addition, 2% of the Company’s Bitcoin are held by third parties to collateralize the Company’s hedging contracts, which will be classified as derivative liabilities in the statements of financial position.

Coinbase Custody maintains an insurance policy of $320 million for its cold storage and Anchorage Digital maintains an insurance policy of $50 million for its cold and hot storage; however, the Company cannot ensure that the full limits of those policies would be available to the Company or, if available, would be sufficient to make the Company whole for any Bitcoin that are lost or stolen. The Company does not hold any of its Bitcoin in hot storage. The Company is unaware of: (i) any security breaches involving Coinbase Custody or Anchorage Digital which have resulted in the Company’s crypto assets being lost or stolen, and (ii) anything with regards to Coinbase Custody’s or Anchorage Digital’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. The Company’s crypto assets held in custody with Coinbase or Anchorage Digital may not be recoverable in the event of bankruptcy by Coinbase, Anchorage Digital, or their affiliates. In Coinbase’s quarterly report, on Form 10-Q, filed with the U.S. Securities Exchange Commission on November 2, 2023, Coinbase disclosed that, in the event of a bankruptcy, custodially held crypto assets could be considered to be the property of the bankruptcy estate and that the crypto assets held in custody could be subject to bankruptcy proceedings with Coinbase Custody’s customers being treated as general unsecured creditors. Further, regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

Regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that cryptocurrency assets will not be defalcated through hacking or other forms of theft. See “RISK FACTORS”.

2021 At-the-Market Offering

The Company previously entered into an at-the-market offering agreement dated August 16, 2021 (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (“HCW”) as agent, pursuant to which the Company established an at-the-market equity program (the “ATM Program”). Pursuant to the ATM Program, the Company was able to, at its discretion and from time-to time during the term of the ATM Agreement, sell, through HCW, Common Shares in accordance with the ATM Agreement. Provided that the Company files a final short form base shelf prospectus to which this Prospectus relates and an accompanying prospectus supplement relating to the ATM Agreement, the sales of Common Shares in the future, if any, through HCW will be made through “at-the-market” issuances, including, without limitation, sales made directly on the Nasdaq Stock Market or another trading market for the shares in the United States at the market price prevailing at the time of each sale.

Digital Asset Management Program

The Company’s Digital Asset Management Program commenced in early January 2021 following the implementation of internal controls, counter-party risk assessments and custody arrangement reviews. The Company holds Bitcoin for its intrinsic value and as a source of liquidity. Rather than selling all Bitcoin earned at then-prevailing market rates, the Company decided to retain Bitcoin through its custodial arrangements.

Retaining Bitcoin allowed the Company flexibility in deciding when or whether to sell the assets based on prevailing market conditions. With the decrease in Bitcoin prices during late 2021 and 2022, coupled with the high price of mining hardware, the Company converted a portion of its cash position into Bitcoin with a purchase of 1,000 Bitcoin during the first week of 2022. In June 2022, attending to market conditions, the Board approved the sale of the Company’s daily Bitcoin earned to reduce indebtedness and increase financial flexibility.

The Company has implemented internal controls and custody arrangements to minimize the risk of loss or theft of the retained Bitcoin. Within the Company, there is a segregation of duties to ensure no individual has the ability to unilaterally perform a Bitcoin transaction. Every Bitcoin transfer requires the approval of two different authorized individuals. All Bitcoin transfers are monitored and monthly reconciliations are performed by individuals that are external from the transaction process. The Company retains Coinbase Trust Company LLC as its third-party custodian. Coinbase Trust Company LLC is a US-based fiduciary and qualified custodian under New York Banking Law and is licensed by the State of New York to custody digital assets.

Every Bitcoin earned is kept or sold based on the Company’s liquidity and operational needs. The Company has no specific target or intention with the Bitcoins it produces from Mining operations. Rather, the Company assesses on an on-going basis whether retention on one hand or sales on the other hand support its stated business objectives, considering factors both internal and external to the Company itself. Some Bitcoins are used as collateral as described in the financial statements.

The Company has many controls within the Company itself and within Coinbase, its Bitcoin custodian. Within the Company, there is a segregation of duties to ensure no individual has the ability to perform a Bitcoin transaction alone. Every Bitcoin movement requires the approval of two different individuals. The Bitcoin movement is monitored and monthly reconciliations are performed by individuals who are external from the transaction process. Within Coinbase Custody and Anchorage Digital, every Bitcoin is held in a cold wallet. One initiator and two approvers (CEO, CFO, VP finance) are needed to complete a transaction and video calls are needed for a transfer to a third-party.

See the 2022 AIF under the heading “DESCRIPTION OF BUSINESS - Business and Strategy - Digital Asset Management Program”.

Baie-Comeau Expansion

On April 11, 2023, the Company announced that it had entered into an agreement to acquire 22 MW of hydro power capacity from the City of Baie-Comeau and to lease a site in Baie-Comeau, Quebec to build the infrastructure necessary to conduct mining operations (the “Baie-Comeau Expansion”). In connection with the Baie-Comeau Expansion, on July 5, 2023, the Company issued an aggregate of 820,837 Common Shares to 12790963 Canada Inc. See “RISK FACTORS – General Risk Factors – Economic Dependence on Regulated Terms of Service and Electricity Rates Risks.”

Consolidation

On May 24, 2023, the shareholders of the Company approved a consolidation (the “Consolidation”) of the Common shares on the basis of one (1) post-Consolidation Common Share for up to ten (10) pre-Consolidation Common Shares, as may determined by the board of directors of the Company, in its sole discretion. As of the date hereof, the Company does not intend to proceed with the Consolidation.

Audit Committee Composition

As a result of the resignation of Pierre Seccareccia, the Company appointed Edie Hofmeister to the audit committee and Brian Howlett has been appointed as the audit committee chairman. As of the date hereof, the audit committee is composed of Brian Howlett (chair), Edie Hofmeister, and Andres Finkielsztain. All members of the newly composed audit committee are independent and financially literate

PROMOTERS

The following table sets forth the promoters (“Promoters”) of the Company:

Name	Class of Securities Owned	Quantity of Securities Owned	% of Class(3)
Emiliano Joel Grodzki(1)	Common Shares	6,698,443	2.4%
Nicolas Bonta(2)	Common Shares	8,542,118	3.1%
Total		15,240,561	5.5%

Notes:

(1)	In addition to the Bitfarms Canada Shares noted in the table above, Mr. Grodzki holds 2,214,900 options to purchase Bitfarms Canada Shares at an average price of C$2.05 per Bitfarms Canada Share and 100,000RSUs (as defined below).

(2)	In addition to the Bitfarms Canada Shares noted in the table above, Mr. Bonta holds 2,214,900 options to purchase Bitfarms Canada Shares at an average price of C$2.05 per Bitfarms Canada Share and 100,000 RSUs.

(3)	A total of 277,684,000 Bitfarms Canada Shares are issued and outstanding as of the date hereof.

No Promoter was within 10 years before the date of this prospectus, a director, chief executive officer, or chief financial officer of any person or company that: (a) was subject to an order that was issued while the Promoter was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the Promoter ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the Promoter was acting in the capacity as director, chief executive officer or chief financial officer.

No Promoter has: (a) been within the 10 years before the date of this prospectus a director or executive officer of any person or company that, while the Promoter was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or (b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the promoter, state the fact.

No Promoter has been subject to: (a) any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation or by a provincial and territorial securities regulatory authority or has entered into a settlement agreement with a provincial and territorial securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

SECONDARY OFFERING BY SELLING SECURITYHOLDERS

Securities may be sold under this prospectus by way of a secondary offering by or for the account of Selling Securityholders; however, no such sale of securities will compose any at-the-market distribution which may be offered pursuant to a prospectus supplement to this Prospectus. The prospectus supplement for or including any offering of Securities by Selling Securityholders will include the following information, to the extent required by applicable securities laws:

●	the name or names of the Selling Securityholders;

●	the number or amount of Securities owned, controlled or directed by each Selling Securityholder;

●	the number or amount of Securities being distributed for the account of each Selling Securityholder;

●	the number or amount of Securities to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of the Company’s outstanding Securities;

●	whether the Securities are owned by the Selling Securityholders both of record and beneficially, of record only, or beneficially only;

●	if the Selling Securityholder purchased any of the Securities in the 24 months preceding the date of the applicable prospectus supplement, the date or dates the Selling Securityholder acquired the Securities;

●	if the Selling Securityholder acquired any of the Securities in the 12 months preceding the date of the applicable prospectus supplement, the cost thereof to the Selling Securityholder in aggregate and on an average-cost-per-security basis;

●	if applicable, the disclosure required by item 1.11 of Form 41-101F1, and if applicable, the Selling Securityholders will file a non-issuer’s submission to jurisdiction form with the corresponding prospectus supplement; and

●	all other information that is required to be included in the applicable prospectus supplement.

RISK FACTORS

Investing in the Company’s securities is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business or financial results, each of which could cause purchasers of the Company’s securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus or any applicable prospectus supplement, including the Company’s 2022 AIF and the 2022 MD&A and annual financial statements, and the related notes. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this prospectus.

Discussions of certain risks affecting the Company in connection with the Company’s business are provided in our annual and interim disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus.

General Risk Factors

Management of growth and expansion

The Company has experienced, and may continue to experience, rapid growth in the scope of its operations. This growth has resulted in increased responsibilities for the Company’s existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, internal controls, financial, and management information systems, as well as hire, manage and retain its employees and maintain its corporate culture including technical and operational service standards. There can be no assurance that the Company will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support the Company’s operations.

Currency Exchange Risk

The Company is exposed to fluctuations in currency exchange rates which could negatively affect our financial condition and results of operations. In particular, exchange rate fluctuations may affect the costs that the Company incurs in its operations. Cryptocurrencies are generally sold in U.S. dollars and the Company’s costs are incurred principally in Canadian dollars. Certain of the Company’s subsidiaries also conduct day-to-day operations using Argentine pesos. The appreciation of non-U.S. dollar currencies against the U.S. dollar could increase the cost of Mining in U.S. dollar terms. In addition, the Company holds cash balances in both U.S. dollars and Canadian dollars, the values of which are impacted by fluctuations in currency exchange rates.

Insurance risks

Where considered practical to do so, the Company intends to maintain insurance against risks in the operation of its business and in amounts that it believes to be reasonable. Such insurance, however, will contain exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. The novelty of the industry has impaired and may continue to impair the ability of the Company to acquire adequate insurance coverage for risks associated with its operations. The occurrence of an event that is not covered, in full or in part, by insurance may cause substantial economic damage to the Company. In some cases, such as with respect to environmental risks, coverage is not available or considered too expensive relative to the perceived risk.

The Company’s Bitcoin, which is held in custody by Coinbase Custody and Anchorage Digital, is not insured. Although Coinbase Custody maintains an insurance policy of $320 million for its cold storage and Anchorage Digital maintains an insurance policy of $50 million for its cold and hot storage, the full limits of those policies may not be available to the Company or, if available, sufficient to make the Company whole for any Bitcoin that are lost or stolen from its account. Therefore, a loss may be suffered with respect to the Company’s Bitcoin that is not covered by insurance and for which no person is liable in damages.

Any losses incurred by the Company for which insurance coverage is not available or has not been obtained could adversely impact the Company, including its financial condition and results of operations.

Bitcoin Halving Events

The Bitcoin reward for solving a block is subject to periodic incremental Halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in Bitcoin using a proof of work consensus algorithm. At a predetermined block, the Mining reward is cut in half, hence the term “Halving.” The Bitcoin blockchain has undergone Halvings three times since its inception. Most recently, in May 2020, the Bitcoin block reward decreased from 12.5 to 6.25 Bitcoin per block (a “Bitcoin Halving”), and, consequently, the number of new Bitcoin issued to Miners as a subsidy decreased to approximately 900 per day, excluding transaction fees.

The May 2020 Bitcoin Halving had a significant negative impact on the Company’s profitability for several months following the Bitcoin Halving. It took approximately six months for the Company’s revenue per terahash to return to the level experienced prior to the May 2020 Bitcoin Halving. Given that profitability is required for self-acting agents to perform Mining to continue to support the validation of transactions, the expected impact of the Bitcoin Halving is that market variables of Bitcoin price will adjust over time to ensure that Mining remains profitable. The period of market normalization after the next Bitcoin Halving to incentivizing profitability levels is unknown.

A Bitcoin Halving is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of Bitcoin rewards issued reaches 21 million, which is expected to occur around the year 2140. The next Bitcoin Halving is expected to occur in late April or early May 2024, at which time Bitcoin block rewards will decrease from 6.25 Bitcoin per block to 3.125 Bitcoin per block. Once 21 million Bitcoin are generated, the network will stop producing more. While Bitcoin prices have had a history of price fluctuations around Bitcoin Halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in Mining reward and the compensation from Mining Pools.

If Bitcoin price and difficulty do not maintain or continue their trend of adjusting to pre-Bitcoin Halving profitability levels over time, or the period of market normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels is too long, there is a risk that the Bitcoin Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

Valuation and Price Volatility of Cryptocurrencies

The profitability of the Company’s operations has been and will continue to be significantly affected by changes in the spot price of cryptocurrencies, specifically Bitcoin. Cryptocurrency prices (and Bitcoin prices in particular) are highly volatile, fluctuating due to numerous factors beyond the Company’s control, including speculation and incomplete information, rapidly changing investor sentiment, changes in technology, regulatory changes, fraudulent or malicious actors, coverage of cryptocurrency in the media, inflation, and political or economic events as well as market acceptance and demand for cryptocurrency. The market price of one Bitcoin in the Company’s principal market, ranged from approximately $15,600 to $48,100 during the year ended December 31, 2022 and ranged from approximately $28,700 to $68,800 during the year ended December 31, 2021. Because the Company hedges only a small portion of its investment in Bitcoin, the Company is directly exposed to Bitcoin’s price volatility and surrounding risks.

Currently, the Company does not use a formula or specific methodology to determine whether or when it will sell Bitcoin that it holds, or the number of Bitcoin it will sell. Rather, decisions to hold or sell bitcoins are currently determined by management by analyzing forecasts and monitoring the market in real time. Such decisions, however well-informed, may result in untimely sales and even losses, adversely affecting an investment in the Company. Further, some of the business decisions (for example, purchases of Miners and debt financing) the Company has made, and will in future make, were or will be tied to the prices of Bitcoin at the time of those decisions. For example, the Company made purchase commitments in respect of a significant number of new Miners while Bitcoin and Miner prices were much higher, and, although the Company has been able to cancel some of those purchase commitments, that may not always be possible. If cryptocurrency spot prices decline and remain at low market levels for a sustained period while network difficulty does not decrease proportionally, the Company’s results of operations and financial condition, as well as the trading price of the Company’s common shares, could be materially adversely affected.

Cryptocurrencies may be subject to momentum pricing, which is typically associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating their market prices and making those market prices more volatile. As a result, cryptocurrency market prices may be more likely to fluctuate due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value proposition of the Company.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Specifically, the trading price of the Company’s common shares has already been correlated, and, in the future, is likely to continue to be highly correlated, to the trading prices of Bitcoin. Bitcoin Mining companies’ stock has shown volatility relative to Bitcoin, with many such stocks outperforming Bitcoin in 2020 and 2021 but underperforming relative to Bitcoin in 2022. For example, the closing price of the Company’s common shares on December 31, 2021 was $5.05 and the closing price of Bitcoin was approximately $46,200 and, as of December 30, 2022, the closing price of the Company’s common shares was $0.44 and the closing price of Bitcoin was approximately $16,500. The Company’s operating results and financial condition have been and may continue to be adversely affected by declines in cryptocurrency market prices. In addition, the Company made decisions concerning the execution of its business plan, including the development of its facilities and expansion into new markets, purchases of new Miners and incurrence of indebtedness, when Bitcoin prices were significantly higher than they currently are, resulting in plans and obligations that the Company reassesses and likely will continue to reassess, particularly in light of general declines in cryptocurrency market prices, to determine the practicality, profitability and timeline of such plans and commitments.

Volatility may have an impact on the value of the Company’s inventory of cryptocurrencies and could result in margin calls on the Company’s long-term debt collateral Bitcoin with NYDIG as described in Note 17 - Long-term Debt to the 2022 Annual Financial Statements.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies (such as the Company), have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continued fluctuations in price will not occur.

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those in cryptocurrency-focused businesses and those considered development stage companies (such as the Company), have experienced wide fluctuations in price. The market price of the Company’s common shares ranged from US$0.38 to US$5.39 on Nasdaq and CAD $0.52 to CAD $6.83 on the TSXV and Toronto Stock Exchange from January 1, 2022, to December 31, 2022. The market price of the Company’s common shares fluctuates significantly in response to a number of factors, most of which the Company cannot control. In particular, the trading price of the Company’s common shares is in many cases directly tied to the price of Bitcoin. Other factors that may impact the trading price of the Company’s common shares include:

●	variations in the Company’s financial results or those of companies that are perceived to be similar to the Company;

●	actions by the Company or its competitors, such as acquisitions, bankruptcies or restructurings;

●	additions or departures of key management personnel;

●	legal proceedings involving the Company, the cryptocurrency industry, or both;

●	legislative or regulatory actions;

●	changes in market valuations of companies similar to the Company;

●	the prospects of and changes affecting participants in the cryptocurrency industry;

●	actions by the Company’s shareholders;

●	speculation or reports by the press or investment community with respect to the Company or the cryptocurrency industry in general;

●	changes in the pricing or availability of hydroelectricity, natural gas and other sources of energy;

●	general economic, regulatory, market and political conditions; and

●	other risks, uncertainties and factors described in these risk factors.

The stock markets in general have often experienced volatility that has sometimes been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations have caused, and may continue to cause, the trading price of the Company’s common shares to decline. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on the Company’s ability to access capital, on its business, financial condition, results of operations, cash flow and prospects, and on the market price of its common shares. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. The Company may become involved in this type of litigation in the future. Litigation of this type may be expensive to defend and may divert management’s attention and resources from the operation of the Company’s business.

In addition, since the Company’s common shares currently trade on the Nasdaq Global Market, the Company must comply with Nasdaq’s continued listing requirements to avoid its common shares being delisted. The standards include, among others, a minimum bid price requirement of $1.00 per share and any of: (i) a minimum stockholders’ equity of $10 million; (ii) a market value of listed securities of $50 million; or (iii) total assets or total revenue from continuing operations of $50 million in the most recently completed fiscal year or in two of the last three fiscal years. The Company’s results of operations and fluctuating share price directly impact its ability to satisfy these listing standards. Nasdaq notified the Company on December 13, 2022 that it did not satisfy the minimum bid price requirement under Nasdaq’s continued listing rules. If the Company is unable to re-establish and maintain compliance with Nasdaq’s listing standards, the Company’s common shares may be subject to delisting. A delisting from Nasdaq would result in the Company’s common shares being eligible for quotation on the over-the-counter (OTC) market, which is generally considered to be a less efficient market than listing on national exchanges such as NASDAQ because of the OTC’s lower trading volumes, transaction delays, and reduced security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for the Company’s common shares.

Future Capital Needs, Uncertainty of Additional Financing and Dilution

As of December 31, 2022, the Company had cash of $30.9 million compared to $125.6 million as of December 31, 2021. The Company expects to continue to depend upon selling Bitcoin earned and in treasury and utilizing short-term debt, long-term debt and equity instruments to fund its ongoing expansion activities, operating expenses and debt service requirements. Further, the Company expects that it will need to raise additional capital in the future to fund more rapid expansion, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities, and it may seek to do so through public of private financing, strategic relationships or other arrangements. The ability of the Company to secure any required financing to sustain operations and expansion plans will depend in part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing or additional financing on terms satisfactory to management. Even if such funding is available, the Company cannot predict the size of future issues of common shares or securities convertible into common shares or the effect, if any, that future issues and sales of the common shares will have on the price of the shares.

If additional funds are raised through the issuance of equity securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the common shares. If additional funds are raised through the incurrence of indebtedness, such indebtedness may involve restrictive covenants that impair the ability of the Company to pursue its growth strategy and other aspects of its business plan, expose the company to greater interest rate risk and volatility, require the Company to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, increase the Company’s vulnerability to general adverse economic and industry conditions, place the Company at a competitive disadvantage compared to its competitors that have less debt, limit the Company’s ability to borrow additional funds, otherwise subject the Company to the risks discussed under Indebtedness below and heighten the possible effects of the other risks discussed in these risk factors.

If adequate funds are not available on acceptable terms or at all, the Company may be unable to develop or enhance its business, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company’s business, financial condition and operating results.

Indebtedness

The Company is party to various arrangements with short-term and long-term lenders as described in more detail in the 2022 AIF, and the Company may become party to additional debt financing arrangements in the future. The Company’s ability to generate and maintain a level of cash flows from operating activities to make scheduled payments on any debt obligations, or to refinance its debt obligations, will depend on, among other things, its future financial and operating performance, which is subject to prevailing economic and competitive conditions and to various financial, business, regulatory and other factors, some of which are beyond the Company’s control. If the Company is unable to fulfill its debt service obligations, it may be forced to reduce or delay capital expenditures or sell assets, seek additional capital or seek to restructure or refinance its indebtedness. Further, any such indebtedness may impair the Company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, restructuring, acquisitions or general corporate purposes.

In addition, any agreements governing the Company’s debt obligations may contain financial covenants and covenants that restrict the Company’s and its subsidiaries’ ability to:

●	incur additional indebtedness or issue equity securities;

●	create liens on the Company’s assets;

●	pay dividends or make other equity distributions;

●	repurchase the Company’s equity securities;

●	make certain investments;

●	sell assets; and

●	consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets.

As a result of those and any other covenants, the Company could be limited in the manner in which it conducts its business, and it may be unable to engage in favorable business activities or finance future operations or capital needs. Any violation by the Company of any of these covenants or failure by the Company to meet payment obligations (as recently was the case in respect of the Company’s strategic decision to delay the making of principal and interest payments on its previously outstanding loan from BlockFi, a digital asset lender) could provide the lender with the ability to accelerate the maturity of the indebtedness and exercise a variety of remedies, including foreclosing on any collateral securing the debt.

Global Financial Conditions

Global financial conditions over the last few years have been characterized by volatility and the bankruptcy of several financial institutions or the rescue thereof by governmental authorities. These factors may affect the ability of the Company to obtain equity or debt financing in the future on terms favorable to it. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such levels of volatility and market turmoil continue, the operations of the Company may suffer adverse impact and the price of the Company’s common shares may be adversely affected.

In the future, the Company may enter into certain hedging transactions to mitigate its exposure to aspects of the economy or specific economic conditions that are particularly volatile, including the market price of Bitcoin and interest rates. If the Company engages in hedging transactions, the Company may expose itself to risks associated with such transactions. Hedging against a decline in the values of portfolio investments caused by interest rate risk or volatile Bitcoin market prices does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline for other reasons. Such hedging transactions may also limit the opportunity for gain if the values of the portfolio investments should increase. Moreover, it may not be possible to hedge against a particular fluctuation that is so generally anticipated by the markets that a hedging transaction at an acceptable price is unavailable. In light of these and other factors, the Company may not be successful in mitigating its exposure to volatile economic conditions through any hedging transactions it undertakes.

Possibility of Bitcoin Mining Algorithms Transitioning to Proof of Stake Validation

Proof of stake is an alternative method of validating cryptocurrency transactions. If Bitcoin shifts from a proof of work validation method to a proof of stake validation method, Mining would require less energy and may render any company that maintains advantages in the current climate (lower priced electricity, processing, real estate, or hosting) less competitive. Another prominent cryptocurrency, Ether, in September 2022, shifted from proof of work to a proof of stake validation method. The Company, as a result of its efforts to optimize and improve the efficiency of its Bitcoin Mining operations, may be exposed to the risk in the future of losing the benefit of the Company’s capital investments and the competitive advantage the Company hopes to gain from this as a result, and may be negatively impacted if a switch to proof of stake validation were to occur. Such events could have a material adverse effect on the Company’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on the Company’s business, prospects or operations and potentially the value of any Bitcoin that the Company earns or otherwise acquires or holds for its own account.

Debt Covenants

The agreements governing the Company’s long-term debt contain restrictive covenants that could limit its discretion with respect to certain business matters.

Limited Operating History

The Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company is subject to many risks common to venture enterprises, including under-capitalization, potential cash shortages, limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment or meeting other metrics of success.

Employee Retention and Growth

The Company depends on a number of key employees, including, in particular, the members of the Company’s management team, the departure, death, disability or other extended loss of services of any of whom, particularly with little or no notice, could cause delays on projects, frustrate the Company’s growth prospects and could have an adverse impact on the Company’s industry relationships, the Company’s project exploration and development programs, other aspects of its business and its financial condition, results of operations, cash flow and prospects. The Company does not expect to purchase key person insurance on such individuals, which insurance would provide the Company with insurance proceeds in the event of their death.

The growth and development of the business of the Company will also depend on its ability to attract and retain highly qualified management and Mining personnel while maintaining its corporate culture and technical and service standards. The Company will face competition for personnel from other employers. If the Company is unable to attract or retain qualified personnel as required, it may not be able to adequately manage and implement its business plan. There can be no assurance that the Company will be able to manage such growth effectively or that its management, personnel, or systems will be adequate to support the Company’s operations.

Cybersecurity Threats and Hacking

Malicious actors may seek to exploit vulnerabilities within cryptocurrency programming codes. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create cryptocurrency or money occur somewhat regularly. For example, hackers have been able to gain unauthorized access to digital wallets and cryptocurrency exchanges.

The computer network operated by the Company or the Mining Pool(s) in which it participates, such as Foundry Pool, may be vulnerable to intrusions by hackers who could interfere with and introduce defects to the Mining operations. Private keys which enable holders to transfer funds may also be lost or stolen, resulting in irreversible losses of cryptocurrencies.

Limited History of De-centralized Financial System

Compared to traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has only limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly liable to platform failures and fraudulent activities, which may have an effect on underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers.

In light of those and other factors, traditional banks and banking services may limit or refuse the provision of banking services to businesses that supply cryptocurrencies as payment and may refuse to accept money derived from cryptocurrency-related businesses. This may make the establishment and management of bank accounts held by companies operating in the field difficult. To the extent that the Company experiences any such banking challenges, they could have a material adverse effect on the Company’s business, prospects or operations and potentially the value of any Bitcoin or other cryptocurrencies the Company earns or otherwise acquires or holds for its own account.

Risk Related to Technological Obsolescence and Difficulty in Obtaining Hardware

To remain competitive, the Company will continue to monitor the state of the technology available and invest in hardware and equipment required for maintaining its operations. The Company has in the past replaced, and, in the future, may be required to replace, obsolete hardware and software, which required, and, in the future, may require, substantial capital investments by the Company. There can be no assurance that mining hardware will be readily available when the need is identified. Moreover, there can be no assurance that new and unforeseeable technology, either hardware-based or software-based, will not disrupt the existing cryptocurrency industry. For example, the arrival of quantum computers, which are capable of solving certain types of mathematical problems fundamental to cryptocurrency more quickly and efficiently than traditional computers may have a significant effect on the cryptocurrency industry.

Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power

Network difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a cryptocurrency reward from Mining. As Mining companies produce more hashrate and the Bitcoin network hashrate is increased, the Bitcoin network difficulty is adjusted upwards by requiring more hashrate to be deployed to solve a block. Thus, Mining companies are further incentivized to grow their hashrate to maintain their chance of earning new Bitcoin rewards. In theory, these dual processes should continually replicate themselves until the supply of available Bitcoin is exhausted. In response, Mining companies have attempted to achieve greater hashrate by deploying increasingly sophisticated and expensive Miners in ever greater quantities. If the price of Bitcoin is not sufficiently high to allow the Company to fund its desired hashrate growth, including through new Miner acquisitions, and if it is otherwise unable to access additional capital to acquire Miners, its hashrate may stagnate and fall behind its competitors, resulting in a likely decline in its revenues, which would have a material adverse effect on its results of operations and financial condition.

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency Mining assets. The Company conducts Mining in the Province of Québec, Washington State, Argentina, and Paraguay. The Company’s current and future operations, anticipated growth, and sustainability of hydroelectricity and natural gas at economical prices for the purposes of cryptocurrency Mining in multiple locations poses certain risks. These risks as well as the supply of electrical power, electricity rates, terms of service and regulatory regime are summarized as follows:

Currently the Company sources its energy from Hydro-Québec, Hydro-Sherbrooke, Hydro-Magog, Grant PUD CLYFSA and a private power producer in Rio Cuarto, Argentina. The Province of Québec mandates electrical service providers to supply their customers under an obligation-to-serve power delivery regime. Consequently, the Company believes Hydro-Québec, Hydro-Sherbrooke and Hydro-Magog are reliable. Grant PUD and CLYFSA do not operate under highly regulated regimes, like the Province of Quebec. The facility located in Baie-Comeau, Quebec receives its power from the City of Baie-Comeau, and is subject to the same risks as its other facilities located in the Province of Quebec. Any suspension of power or failure of electrical networks, however, could result in a material adverse effect on the Company.

Quebec

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets. Until the adoption of Bill-2, on February 15, 2023, the Province of Québec mandated electrical service providers to supply their customers under the obligation to serve power delivery regime; however, Bill-2, amended the Act Respecting the Régie by giving the Government of Quebec the power to determine by regulation, the cases in which Hydro-Quebec or any other electrical service provider may be exempt from their obligation to provide electricity to industrial clients in the Province of Québec.

The price of electricity supplied directly by Hydro-Québec is set by a provincial administrative tribunal, the Régie de L’Énergie (the “Régie”). Hydro-Québec supplies power to certain of the Company’s facilities, and to the Municipal Electrical Networks for the Magog and Sherbrooke facilities, under an obligation to serve power delivery regime. The rates imposed on Hydro-Québec by the Régie are subject to change. There are no long-term arrangements. Although power is supplied by the Municipal Networks to the Company under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Modifications to the rates are set out pursuant to the Hydro-Quebec Act by operation of law on April 1st each year, by a rate corresponding to the annual change in the overall average Québec consumer price index, on a tariff class basis such that any adjustment would apply equally to all CB tariff users, M tariff users or LG tariff users regardless of end use. Hydro-Quebec shall apply to the Régie to request it to fix rates or modify the rates set out in the Hydro-Québec Act on April 1, 2025 and subsequently every five years. Accordingly, there is no assurance that future electricity rates will remain stable or economical. In particular, on June 14, 2018, Hydro-Québec requested the Régie to set rates and service conditions specifically for enterprises involved in cryptocurrency Mining as a result of increased electricity demand from cryptocurrency Miners. The Régie has undertaken regulatory proceedings, to which the Company has participated as an intervenor, to establish a framework for the provision of electricity for cryptocurrency Mining in Québec in three Steps:

Step 1:	On July 13, 2018, the Régie provisionally ordered that a new tariff be established for cryptocurrency Miners and on July 19, 2018, the Régie approved a provisional tariff of CAD$0.15/kWh on cryptocurrency Mining facilities built after that date. Under Step 1, the new tariff cannot be applied to any cryptocurrency contracts entered into prior to June 7, 2018 or facilities constructed prior to July 19, 2018. Therefore, Step 1 didn’t have an impact on the Company’s pre-existing operations and secured existing rates until the completion of Phase 3.

Step 2:	On April 29, 2019, the Régie rendered its decision on Step 2 of the request filed by Hydro-Québec. The Régie decided to create a new class of energy consumers called “Electricity consumer class for cryptographic use applied to blockchain”. It decided to allocate to this new class an aggregate supply of 300 megawatts of electricity with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency Mining projects will be required to submit tenders to consume electricity from the 300 megawatt block based exclusively on economic development and environmental criteria. The Régie rejected Hydro-Québec’s proposal to launch a tariff auction as part of the call for tenders. It decided to create a new tariff applicable to the crypto Mining industry, the CB tariff, and determined that the applicable tariff of the energy component, in ¢/kWh, will correspond to the M or LG tariff in force, as the case may be. In order for the Company to be able to procure electricity for future Quebec expansion projects, it will be required to participate in the call for tenders process which is expected to launch shortly by Hydro-Québec. However, the Régie’s decision also means that the Company’s pre-existing operations at the Current Facilities and Sherbrooke Expansion will remain subject to the M or LG tariff in force, as the case may be, and are exempt from the tender process as well as the provisional tariff of CAD$0.15/kWh which had been requested by Hydro-Québec. The provisional tariff will apply to energy consumption not authorized under cryptocurrency contracts, to those cryptocurrency contracts entered into after June 7, 2018 and to any substitution of use or any increase of capacity for crypto Miners not already under authorized cryptocurrency contracts. The decision of the Régie does impose the potential requirement to curtail electricity use (of up to 95%) during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year) under all cryptocurrency contracts including those at the Company’s pre-existing operations at the Current Facilities. A shut-down of 95% of operations for the maximum of 300 hours could result in a revenue decrease of up to approximately 3.3%.

Step 3:	On January 28, 2021, the Régie rendered its decision on Step 3 of the request filed by Hydro-Québec. The Régie decided that the existing subscriptions on the Hydro-Québec network will be subject to non-firm service starting in Winter 2021-2022. The non-firm service will apply for a maximum of 300 hours a year without any monetary compensation. In considering the financial consequences of this conclusion the Régie requested that Hydro-Québec implement the non-firm service for existing clients during a three-year period through progressive implementation. The Régie did not provide any guidance to Hydro-Québec on how to proceed. The Régie provided the following reasons to justify this conclusion:

a)	existing clients, such as the Company, have already executed agreements with municipal electricity networks with non-firm service (without financial compensation) for at least 300 hours per year;

b)	new clients entering the market through the call for tenders’ process will be subject to non-firm service without financial compensation. The treatment of those new clients must be fair and equitable with existing clients; and

c)	load shedding for 300 hours represents only 3.4% of the 8,760 hours in a year. The Régie does not consider this request unreasonable considering the risks that cryptocurrency clients represent for Hydro-Québec.

In accordance with the Step 3 decision, the Company’s operations are on a non-firm service basis for a maximum of 300 hours per year. The Company has undertaken a challenge to the Step 3 decision through an administrative review process. Consequently, the main difference between the CB tariff and the M or LG tariff is the curtailment obligation applicable to the CB tariff.

On November 17, 2021, in Step 3 of the Régie’s regulatory proceedings, the Régie ratified the process for allocating the balance of the 300 MW block reserved for crypto Miners that was not already allocated pursuant to the call for tenders approved in Step 2. The allocation process of the balance of the 300 MW block would be based on a “first come, first serve” process, without any reference to economic development condition and environmental criteria.

On April 6, 2022, the Régie rendered a decision confirming the decision rendered in Step 3, resulting in the application of the non-firm service to the Company’s facilities in Quebec.

On May 30, 2022, the Company filed with the Regie an administrative complaint against Hydro-Quebec requesting information regarding the process for the allocation of the balance of the 300 MW block. The filing of this complaint was justified by the fact that Hydro-Quebec, at the time of filing and more than 6 months after the decision rendered by the Régie in Step 3, has still not put in place the allocation process approved by the Régie.

On June 30, 2022, Hydro-Quebec responded to the Company’s administrative complaint confirming that the allocation process of the 300 MW Block would be opened in September 2022.

On November 1, 2022, Hydro-Québec submitted to the Régie, its Supply Plan for the period 2023 to 2032 and requested the Régie to authorize the suspension of the allocation process for the granting of the 300 MW reserved block and to reassess the amount of MWs to be allocated to crypto Miners for future operations. The Company is participating in the regulatory process on the approval, by the Régie, of the Supply Plan and intends to challenge Hydro-Québec’s request to suspend the allocation of the 300 MW block.

As of the date hereof, there are two ongoing files before the Régie regarding the allocation process of additional power to crypto-miners: (1) the supply plan hearing (number R-4210-2022)(the “Supply Plan Hearing”); and (2) the Company’s complaint against Hydro-Quebec (the “Complaint”) regarding the opening of the “guichet unique”.

Regarding the Supply Plan Hearing, the Régie has approved the suspension of the allocation process in decision D-2023-002 rendered on January 10, 2023, while it assesses the Supply Plan submitted by Hydro-Quebec. Bitfarms has not challenged this decision, but has strongly challenged Hydro-Quebec’s request to reduce to the amount of power allocated to zero. On September 9, 2023, the Régie approved the reduction to zero MW for the remaining quantity of the reserved block. On the same decision, the Régie decided to maintain the 32.6 MW of the reserved block that had already being allocated to CB tariff clients. The Régie considers that the potential reallocation of the quantities currently held by these customers in the event of their subscriptions being abandoned or cancelled could enable certain companies to continue their development or a few new CB tariff customers to be served. The Régie requested Hydro-Quebec to amend the Conditions of Service for Cryptographic Use Applied to Blockchains and propose a new process for the eventual reallocation of the MW that could become available from the 32.6 MW reserved block. Hydro-Quebec requested, and the Régie accepted that such new process be presented on, or before, January 31, 2024.

Regarding the Complaint, Hydro-Quebec has asked the Régie to reject it at a preliminary stage considering the decision rendered by the Régie in R-4210-2022 to suspend the allocation process. On August 3, 2023, the Régie rejected Hydro-Quebec’s request to dismiss Bitfarms’ Complaint and has asked the parties to set the dates for the hearing in which arguments from both parties will be heard. The hearing is expected to be held on November 9, 10 and 14, 2023.

Electricity supplied by Hydro-Québec and the Municipal Electrical Networks may be set at Preferential Rates in an effort to encourage investment and development in particular regions. Hydro-Québec and Municipal Electrical Networks may offer a discretionary Preferential Rate to certain customers, such rate being lower than the rate set by the Régie, notwithstanding that Hydro-Québec and the Municipal Electric Networks may suffer a financial loss on the supply of electricity to those customers. If a Preferential Rate is changed or no longer available to the Company, the Company’s operations and profitability may experience a material adverse effect. In addition, although power is supplied by the Municipal Networks to the Company under the power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Currently, the facility located in: (i) Cowansville is subject to a preferential rate of 5% on its first 5 MW of power; (ii) Farnham is subject to a preferential rate of 20% on its first 10 MW of power; and (iii) Baie-Comeau is not subject to a preferential rate.

Washington State

On November 9, 2021, the Company completed the acquisition of a cryptocurrency Mining facility in Washington State. The facility is powered by the Grant County Power Utility District (“Grant PUD”). Grant PUD was established in 1938 and is a public utility district that owns and operates hydroelectric plants capable of generating more than 2,000 MW of electricity. Grant PUD establishes rate schedules for different categories of customers at the discretion of its publicly elected Board of Commissioners. During Fiscal 2022 the rate schedules that could have applied to the Company were Schedule 7, which applies to consumption up to 5 MW, Schedule 14, which applies for consumption of 5 MW to 15 MW, or schedule 15, which applies to consumption of greater than 15 MW. The Company operates its cryptocurrency Mining activities in several different buildings with their own power meters not exceeding 5 MW each, thus, for the year 2022, the Company was classified in Schedule 7. The applicable rates for Schedule 7 are a demand charge of $4.96 per kW of billing demand plus a variable component of US$ 2.100¢ per kWh for the Company’s power first 50,000 kWh of consumption from all of the meters in aggregate and US$ 1.857¢ per additional kWh of consumption. Historically, rates for Schedule 7 have increased by an annual average of 1.27% per year. Effective February 1, 2023, Grant PUD’s commissioners authorized the addition of cryptocurrency Mining into the Evolving Industry Rate Schedule 17. The current rate applicable to the Company is Schedule 17. The applicable rates for Schedule 17 are a demand charge for $28.18 per kW plus a variable component of US$ 0.389¢ per kWh of consumption.

Grant PUD may adjust the rate pricing with approval from its Board of Commissioners. An increase in the rates applicable to the Company’s electricity consumption may adversely impact its profitability.

Paraguay

In December 2021, the Company completed construction of the 10 MW Villarrica Facility. The facility is powered by Compañía Luz y Fuerza S.A. (“CLYFSA”) an electricity distribution company located in the city of Villarrica, Paraguay. CLYFSA purchases energy from ANDE, the operator of Paraguay’s national electricity grid, and provides power to almost 15,000 residential and commercial customers in Villarrica.

The Company entered into a power purchase agreement with CLYFSA securing 10 MW of hydro-electric energy with a demand charge of $15.90 per kW of billing demand plus a variable component of 1.422¢ per kWh of consumption for the current one-year renewal period. The power purchase agreement stipulates that CLYFSA can pass on any modifications to pricing by ANDE to Backbone Paraguay. A rate increase could adversely impact the profitability of the Company’s operations in Paraguay.

On September 16, 2022, the executive branch of the Paraguayan government issued decree No. 7824/22 by which ANDE was requested to adopt complementary and temporary regulatory measures to adjust the variables corresponding to the electricity rates aimed at special intensive consumption sectors, including crypto asset Mining activities. In response, ANDE created the Special Intensive Consumption Group, which controls the supply of high and medium voltage and imposes rate tariffs in effect until at least December 2027. While these tariffs have no impact on our current activities in Paraguay as our contract is with the local supplier CLYFSA, as detailed above, they may be relevant to future new operations in that territory.

In July 2023, the Company acquired two power purchase agreements in Paraguay for up to 150 MW of hydro power until December 31, 2027: up to 50 MW in Villarrica, in close proximity to the Company’s existing operations in Paraguay, and up to 100 MW in Iguazu, a new location close to the Itaipu dam, the third largest hydro-electric dam in the world. Hydro power at both locations will be provided at a contracted cost of approximately $0.039 per kWh, before VAT, until December 31, 2027 and is not subject to annual inflationary adjustments.

Argentina

In 2021, the Company entered into engineering, procurement and construction contracts and commenced construction of a facility in Argentina (Rio Cuarto - Cordoba) for up to 210 MW. The facility will receive electricity from Generacion Mediterranea S.A. (“GMSA”) one of the subsidiaries of Grupo Albanesi. Grupo Albanesi is an Argentine private corporate group focused on the energy market which provides natural gas and electrical energy to its clients from its multiple facilities.

The terms of the electricity supplied by GMSA in Argentina are included in the Company’s power contract, which establishes a rate of $0.02 per kWh up to a maximum amount of 1,103,760 megawatt hours per year. The annual maximum megawatt hours the Company can draw at $0.02 per kilowatt hour is further subject to pro-rata adjustments based on the Company’s actual power draw relative to the total 210 MW. The agreement stipulates that GMSA may provide the Company with power in excess of the 1,103,760 megawatt hours, or such adjusted quantity of megawatt hours based on the pro-rata calculation described above, at a price that will be negotiated by the Company and GMSA. The price to be negotiated between the Company and GMSA will likely be impacted by the cost of natural gas and currency exchange rates in Argentina, among other factors.

The agreement also allows for GMSA to renegotiate the $0.02 per kilowatt hour rate if the ratio of the exchange rate under the blue-chip swap mechanism (refer to section 8d - Net financial income and expenses of the 2022 MD&A) used in Argentina to the official exchange rate is less than 1.50. The $0.02 per kilowatt hour rate and applicable adjustments described above are in effect for the first four years of the contract. The kilowatt hour price for the remaining four years of the contract will be determined by a formula based mainly on changes in gas costs and currency exchange rates. The contract also includes certain situations where the Company’s supply of electricity can be interrupted, including:

●	Regulatory intervention preventing GMSA from providing the Company with electricity, or directing GMSA to reroute its electricity to the wholesale market;

●	Scheduled and unscheduled maintenance required to service the power plant or related equipment; and

●	Regulatory intervention limiting GMSA’s supply of natural gas.

The Company’s contract with GMSA also includes certain megawatt hour consumption thresholds and pro-rata adjustments. The Company’s operations in Argentina can be materially adversely impacted if the Company is unable to exploit the contractually secured MW capacity on a full-time basis or if the cost of energy negotiated under the pro rata calculation or calculated using the defined formula in effect for the second four years of the contract, both primarily driven by natural gas prices and foreign currency rates, are not economically viable.

An increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates in Argentina or regulatory changes in the energy regimes in the jurisdictions in which the Company operates may adversely impact the Company’s profitability.

Increases in Commodity Prices or Reductions in the Availability of Such Commodities

The Company uses and intends to use certain commodities in its current and future cryptocurrency Mining operations, including hydroelectricity and natural gas. Unexpected, sudden or prolonged price increases in those commodities whether as a result of geopolitical events, natural disasters or otherwise, have caused and, in the future, may cause a reduction in the Company’s profits where beneficial fixed-priced contracts do not exist or unfavorable fixed-price contracts cannot be modified. There also may be curtailment in electricity or natural gas supply. In particular, the Russia-Ukraine conflict has had an inflationary effect on the cost of natural gas, the duration and future magnitude of which could be difficult to predict given the fluidity of the military conflict, the novelty of sanctions against Russia and the possibility of yet harsher ones as well as other related developments. The realization or continuation of any of the foregoing risks with respect to commodity prices could increase the Company’s operating costs, reduce its profitability and, depending upon the duration and extent of the impact, have a material adverse effect on its financial condition.

Future Profits/Losses and Production Revenues/Expenses

Further development and acquisitions of server farms and the ongoing operation of the existing Mining farms will require additional capital and monthly expenses. The Company’s operating expenses and capital expenditures may increase in future years as it adds personnel, consultants and equipment associated with the maintenance of the Mining farms and any other Mining farms the Company may acquire or develop. The Company may not be successful in obtaining the required financing for these or other purposes, including for general working capital.

Fraud and Failure of Cryptocurrency Exchanges, Custodians and Other Trading Venues

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues. Compared to traditional securities, derivatives and currency exchanges, cryptocurrency exchanges, custodians and other trading venues are relatively new and, in most cases, largely unregulated, which may make them more susceptible to fraud and failure. The fraud and failure of several cryptocurrency platforms and other actors in the industry, including recent and ongoing bankruptcies of several large cryptocurrency exchanges in the second half of 2022 (namely, FTX, Celsius Network, BlockFi, Voyager Digital Ltd., Three Arrows Capital, and Genesis Global Holdco LLC), has impacted and may continue to impact the broader cryptocurrency ecosystem, including the Company. In response to these events, the digital asset markets, including the market for Bitcoin, specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in Bitcoin. These events have also negatively impacted the liquidity of the digital assets markets, and, in turn, the market price of shares of companies in the cryptocurrency industry, including the Company, as certain entities affiliated with bankrupt cryptocurrency exchanges engaged in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop, and it is not possible to predict at this time all of the risks that they may pose to the Company, its service providers or the digital asset industry as a whole.

Although the Company had no direct exposure to any of the above-mentioned cryptocurrency companies (other than BlockFi prior to the repayment by the Company of indebtedness under its equipment financing arrangement with BlockFi, as discussed in the 2022 AIF or the 2022 MD&A) nor any material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies, the failure or insolvency of large exchanges may cause the price of Bitcoin to fall and decrease confidence in the ecosystem, which could adversely affect an investment in the Company. Such market volatility and decrease in Bitcoin price have had a material and adverse effect on the Company’s results of operations and financial condition, and the Company expects its results of operations to continue to be affected by the Bitcoin price as the results of its operations are significantly tied to the price of Bitcoin.

Those and similar events have had, and, in the future, may have, an adverse impact on the profitability of the Company’s Bitcoin Mining operations and the Company’s financial condition and results of operations.

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues in the future, cryptocurrency prices could be suddenly and adversely impacted. Furthermore, fraud or failure of Coinbase (or any other future custodian of the Company’s Bitcoin) or exchanges can result in a direct loss of the Company’s cryptocurrency and fiat currency assets, which loss may not be recoverable by the Company, whether under any insurance policies it has in place or otherwise.

Insolvency, Bankruptcy, or Cessation of Operations of Mining Pool Operator

Over the past five years, Bitfarms has both mined independently and has been a member of multiple third-party Mining Pools; however, as of the date hereof, it participates in only one Mining Pool, being Foundry Pool. Foundry Pool is owned indirectly by Digital Currency Group, which also owns Genesis Global Capital (“Genesis”). On January 19, 2023, Genesis filed for U.S. bankruptcy protection. The Issuer believes that its risk exposure to relying on a single Mining Pool is minimal at this time. In the event that Foundry Pool (or some other such Mining Pool or Mining Pools, as applicable) ceases making payment to Bitfarms for whatever reason, including bankruptcy, insolvency, or cessation of its operations, it is expected that Bitfarms would immediately cease contributing its Hash power to such Mining Pool and either: (i) commence mining independently; or (ii) join a different Mining Pool. The Company estimates that such a switch would take approximately one day in either scenario. Given that Foundry Pool pays the Company on a daily basis, the cost of switching is expected to be the lost revenues the Company would have earned had it been Mining during that approximately one day period (and one additional day in the case Foundry Pool failed to pay the Company for its work, causing the decision to leave the Mining Pool).

In the event that the Company is unable to effect a switch of its operations in a timely manner and experience significant down time from mining operations, it may experience a material adverse change.

Independent Mining Risks

In the even the Company decides to cease participating in a Mining Pool and conduct Mining operations independently, it may be exposed to certain risks; however, it may achieve marginally greater revenues by doing so. See “THE COMPANY – Summary Description of the Business – Mining Pool Participation”. The primary risk of conducting independent Mining is that the Company could experience a protracted period of failing to solve any blocks, causing a disruption in its revenue stream. In such a circumstance, the Company may need to borrow capital to continue operations.

In addition, in June 2022, the Company entered into a master equipment finance agreement (the “NYDIG Loan”) between the Company and NYDIG ABL LLC (“NYDIG”), pursuant to which NYDIG agreed to provide funding to the Company of $36.9 million at an interest rate of 12% per annum, collateralized by 10,395 MicroBT WhatsMiner M30S Miners. As part of the NYDIG Loan, the Company must maintain in an identified wallet an approximate quantity of Bitcoin whose value equates to one month of interest and principal payments on the outstanding loan. In the event that the Issuer ceases participation in a Mining Pool and conducts Mining operations independently, the Issuer may need to secure additional financing to ensure that such wallet maintains the requisite value of Bitcoin. This could occur, for instance, if the price of Bitcoin were to decrease and the Company was unsuccessful in solving blocks.

In either case, there can be no guarantee that the Company could obtain any such financing on commercially attractive terms, or at all, and consequently the Company could experience a material adverse change.

Indemnification of Mining Pool

Pursuant to the terms and conditions of Foundry Pool to which the Company is subject, the Company has agreed to release, indemnify and hold Foundry Pool harmless from any and all losses, damages, expenses, including reasonable attorneys’ fees, rights, claims, actions of any kind and injury (including death) arising out of or relating to the Company’s participation in Foundry Pool. In the event of such losses, the Company may experience a material adverse change.

Reliance on Foreign Mining Pool Operator

Bitfarms participates in a single Mining Pool, being Foundry Pool. Consequently, the Company’s operations are substantially reliant on Foundry Pool and the terms of services and other terms and conditions that govern its relationship with Foundry Pool. Foundry has the right the right to unilaterally modify the service agreement between it and the Company at any time without notice. This includes the right to modify the payout methodology or Mining Pool fees. In the event that any such modifications are unattractive to the Company, it may: (i) commence mining independently; or (ii) join a different Mining Pool, either of which may cause a material adverse change. See “RISK FACTORS – General Risk Factors – Insolvency, Bankruptcy, or Cessation of Operations of Mining Pool Operator”.

As a control measure, on a monthly basis, the Company calculates the revenues it should earn based on its theoretical Hashrate and compares it to the payments received from Foundry. As of the date hereof, the Company has not identified any material discrepancies between its calculations and payments actually received from Foundry. In the event that the Company identifies a material difference, the Company may have to engage in litigation or cease its relationship with Foundry Pool, which may have a material adverse effect on the Company.

Mining Pool Agreements Governed by Foreign Laws

The agreements between the Company and Foundry Pool are governed by the laws of the State of New York. Furthermore, the Company is subject to an arbitration provision such that any dispute arising out of or relating to the Company’s agreements with Foundry Pool, or the breach thereof, shall be finally resolved by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, or such arbitration body as required by law, rule or regulation, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction. Any such arbitration will be conducted in the English language before a single arbitrator in the City of New York, New York. The Company may be required to expend significant costs in order to undertake and complete any such arbitration, and there can be no guarantee of any successful outcome of such arbitration. In such a case, the Company may experience a material adverse change.

Political and Regulatory Risk

The Company’s primary properties and assets are subject to changes in political conditions and regulations within the Province of Québec, Canada, the United States (including, in particular, the State of Washington), Paraguay and Argentina. Changes, if any, in Mining or investment policies or shifts in political attitude could adversely affect the Company’s operations or profitability. Operations have been and, in the future, may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on price controls, currency remittance, income taxes, consumption taxes, foreign investment, maintenance of claims, environmental matters, land use, electricity use and safety, as well as buying and selling cryptocurrency and other transactions involving cryptocurrency. See the 2022 AIF under the heading “DESCRIPTION OF BUSINESS - Business and Strategy - Argentina Expansion”, for a discussion of recent changes in the Argentine regulatory environment that have adversely affected, and are currently adversely affecting, the Company’s ability to pursue its expansion plans in Argentina. For example, cryptocurrency Mining involves considerable computing power which is likely to increase. This computing power necessitates a high consumption of energy. Although a portion of the Company’s energy costs are determined and controlled by various regulators, there is no certainty that any relevant regulator will not raise energy tariffs, which may reduce the profitability of Mining cryptographic currencies.

In the future, Canada, the United States, Paraguay and/or Argentina may also curtail or outlaw the acquisition, use or redemption of cryptocurrencies. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, future government actions may result in restrictions on the acquisition, ownership, holding, selling, use or trading in the Company’s common shares. Any such restriction could result in the Company liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Company’s shareholders.

In addition to other restrictions that may apply in the future, if the SEC or another regulatory body considers Bitcoin to be a security under U.S. securities laws, the Company may be required to comply with significant SEC registration and/or other requirements. The Company cannot provide any assurances that digital assets that it earns or otherwise acquires or holds for its own account, including Bitcoin awarded from any mining pool(s) in which the Company participates, will never be classified as securities under U.S. law. If Bitcoin is considered a security under U.S. securities laws in the future, the Company may be obligated to comply with registration and other additional SEC requirements and, therefore, may be required to incur significant, non-recurring expenses, thereby materially and adversely impacting an investment in the Company.

In addition, the Company is partially reliant on its participation in a cryptocurrency mining pool, being Foundry Pool. As crypto assets have grown in both popularity and market size, governments around the world have reacted differently to crypto assets with certain governments deeming them illegal, while others have allowed their use and trade (with or without additional regulatory requirements). The regulation of mining pools is an evolving area of law and future regulatory actions or requirements may alter, perhaps to a materially adverse extent, the ability of the Corporation to participate in a mining pool. In the event that regulatory changes or regulatory uncertainty cause the Company’s participation in Foundry Pool to become either financially unattractive or too risky, the Company may have to either switch mining pools or cease participation in mining pools altogether. In the event that the Company is unable to effect a switch of its operations in a timely manner and experience significant down time from mining operations, it may experience a material adverse change. See “RISK FACTORS – General Risk Factors - Insolvency, Bankruptcy, or Cessation of Operations of Mining Pool Operator”, “ – Independent Mining Risks”, “ – Indemnification of Mining Pool”, “ – Reliance on Foreign Mining Pool Operator”, and “ – Mining Pool Agreements Governed by Foreign Laws”.

Ongoing and future regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations. The effect of any future regulatory change on the Company or any cryptocurrency that the Company may earn is impossible to predict, and any such change could be substantial and adverse to the Company.

The Company believes the present attitude toward foreign investment and the cryptocurrency Mining industry in each of the jurisdictions in which it operates is favorable, but conditions may change, including changes that are rapid and unexpected. The Company’s operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export and import controls, foreign exchange controls, income taxes, consumption taxes and environmental legislation, depending upon the nature of any such government regulation.

On February 4, 2022, the Canadian Department of Finance released for public comment a set of draft legislative proposals to implement certain tax measures. These tax measures include restricting the ability of cryptocurrency Mining companies to claim back the consumption taxes they incur on purchases of goods and services made in Canada and imports into Canada. Having received Royal Assent on June 22, 2023, the legislation is considered enacted; however, the interpretation of whether the operations of the Company fall into the exemption provisions has not been determined. If the exemption is not available and the law applied, the restriction on the Company’s ability to claim back its consumption taxes, namely the Goods and Services Tax, Harmonized Sales Tax and Quebec Sales Tax, which apply at combined rates from 5% to 14.975% on the cost of goods and services, could significantly add to the Company’s ongoing operating costs and the costs of its capital expenditures and imports into Canada.

Similarly, various branches, departments and agencies of the federal government in the U.S. have solicited comments and initiated procedures to consider further regulating cryptocurrency and Mining, including through proposed taxes on Mining operations and policy statements and guidance to companies in the cryptocurrency industry, as well as third parties that do business with those companies.

Further, the global supply of Miners is unpredictable and presently heavily dependent on manufacturers from Asia, which was severely affected and may continue to be affected by the COVID-19 pandemic. The Company currently utilizes several types of Miners as part of its Mining operations, all of which are produced in Asia. Geopolitical matters may impact the Company’s ability to import Miners in the future, and the Company may not be able to obtain adequate replacement parts for its existing Miners or obtain additional Miners from manufacturers in other jurisdictions on a timely basis.

Given the difficulty of predicting the outcomes of ongoing and future regulatory actions and legislative and geopolitical developments, it is possible that any legislative, regulatory or geopolitical change could have a material adverse effect on the Company’s business, prospects or operations, the magnitude and duration of which cannot be predicted.

Reliance on Manufacturing in Foreign Countries and the Importation of Equipment to the Jurisdictions in Which the Company Operates

The Company relies in part on third party manufacturers in foreign jurisdictions for its Miners. As a result, the Company’s business is subject to risks associated with doing business in such foreign jurisdictions including, but not limited to: trade protection measures such as the imposition of or increase in tariffs, import and export licensing and control requirements; potentially negative consequences from changes in tax laws (both foreign and domestic); difficulties associated with transacting business with parties in a foreign jurisdiction including increased costs and uncertainties associated with enforcing contractual obligations; and unexpected or unfavorable changes in other regulations and applicable regulatory requirements.

To illustrate, in 2018 and 2019, the U.S. enacted tariffs (or increased existing tariffs) on certain items imported from other countries. Since their enactment, the tariffs sparked an international trade war in which other countries enacted tariffs on imports of U.S. goods. Subsequently, the U.S. and various countries subject to those tariffs have engaged in trade negotiations and, in some instances, agreed to suspend or terminate certain tariffs. It is uncertain whether treaties or other trade policies like those will be enacted or modified by the U.S. or any other government or trade organization in the future. Future changes to trade or investment policies, treaties and tariffs, fluctuations in exchange rates, or the perception that these changes could occur could adversely affect third party manufacturers on which the Company relies, as well as the future of the Company’s relationships with those third party manufacturers, which could have an adverse impact on the Company’s financial condition and results of operations. In addition, actions by foreign markets to implement further trade policy changes, including limiting foreign investment or trade, increasing regulatory scrutiny or taking other actions which could apply to the jurisdictions in which the Company operates, could negatively impact the Company’s business.

Permits and Licenses

The current and future operations of the Company, including development activities and Mining on its properties, may require permits from various federal, provincial or territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, exports, taxes, labour standards, occupational health, and other matters. There can be no assurance, however, that all permits which the Company may require for its operations will be obtained on reasonable terms, on a timely basis, or at all or that applicable laws and regulations would not have an adverse effect on any Mining project or related activities that the Company might undertake.

Server Failures

At any time, the servers or central processing units could experience a severe malfunction and/or collapse. Although the Company works to reduce this risk by employing a team of experts with many years of experience in building and managing data centers as well as a hardware team that focuses, among other things, on Miner repair and daily evaluation of the technical condition of the server farms that the Company operates, including through software (developed by its management) that facilitates, among other things, control, management and reporting of malfunctions in real time, any server crashes or failures, even if quickly addressed, may interrupt the Company’s operations and cause significant economic harm to the Company.

Tax Consequences

The transactions described herein may have tax consequences in Canada or another jurisdiction, depending on each particular existing or prospective shareholder’s specific circumstances. Such tax consequences may not be described herein, nor should this prospectus be construed to be legal or tax advice to any particular shareholder. Existing and prospective shareholders should consult their own tax advisors with respect to any such tax considerations.

Environmental Regulations

The Company’s operations are subject to environmental regulations, which are evolving in each of the jurisdictions where the Company has a presence. Any modification of existing environmental regulations, or the imposition of new environmental regulations, may lead to stricter standards, more diligent enforcement, and heavier fines and penalties for non-compliance. The cost of compliance with changes in, or the imposition of new, environmental regulations has the potential to reduce the profitability of the Company’s operations or cause delays in the development of its Mining projects.

Environmental Liability

The Company may be subject to potential risks and liabilities associated with pollution of the environment through its use of electricity to earn cryptocurrencies. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest that are unknown to the Company at present and have been caused by previous or existing owners or operators of the property which may result in environmental pollution. If any of those environmental hazards is deemed to violate existing rules and regulations in the relevant jurisdiction, the Company may become subject to fines and penalties.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The Company’s potential financial exposure to such matters may be significant and could have a material adverse effect on the Company.

Erroneous Transactions and Human Error

Cryptocurrency transactions are irreversible. Improper or compromised transfers will generally be irreversible and irrevocable. Such errors may be the result of computer or human error despite internal controls the Company has adopted to mitigate this risk. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect the Company’s operations. The factors affecting the further development of the industry include but are not limited to:

●	Continued worldwide growth in the adoption and use of cryptocurrencies;

●	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

●	Changes in consumer demographics and public tastes and preferences;

●	The maintenance and development of the open-source software protocol of the network;

●	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	General economic conditions and the regulatory environment relating to digital assets; and

●	Negative consumer sentiment and perception of Bitcoin specifically and cryptocurrencies generally.

Facility Developments

The continued development of existing and planned facilities is subject to risks that may cause such development plans to be delayed or otherwise adversely affected, including factors beyond the Company’s control such as delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labour, defects in design or construction, diversion of management resources, insufficient funding, or other resource constraints. Actual costs for development may also exceed the Company’s planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended. If any development projects are delayed or more expensive than contemplated, the Company’s operations may be adversely impacted, and the Company may not realize, or may be delayed in realizing, the benefits of such projects. Refer to the Company’s management’s discussion & analysis for the three and nine months ended September 30, 2023 under the heading “Expansion Projects”, for a discussion of the status of the Company’s various development efforts in jurisdictions including, in particular, Argentina and Baie-Comeau.

Competition

The Company’s business is in an intensely competitive industry and the Company competes with other Mining companies, some of which have, or may in the future have, greater resources and experience. A fundamental property of Mining associated with many cryptocurrencies is that the computational complexity of the Mining algorithm increases over time. This factor, along with new industry entrants and price volatility, may make certain cryptocurrencies relatively unprofitable to mine compared to others.

Regulation of cryptocurrency outside of Canada has led some Mining companies to consider Canada as a jurisdiction in which to operate, which may increase competition to the Company. Despite the Company’s strategic planning and expected advantages over competitors, the Company may face unexpected competition in the form of new entrants in the marketplace. Such competition could erode the Company’s expected market share and could adversely impact the Company’s profitability. Increased competition could result in increased network computing resources and consequently increased hash difficulty.

If the award of coins for solving Blocks and transaction fees is not sufficiently high, Mining companies may not have an adequate incentive to continue Mining and may cease their Mining operations. As the number of coins awarded for solving a block in the blockchain decreases, the incentive for Mining companies to continue to contribute processing power to the network may transition from a set reward to transaction fees. Either the requirement from Mining companies for higher transaction fees in exchange for recording transactions in the blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for the relevant coins and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of the relevant cryptocurrency that could adversely impact the Company’s cryptocurrency inventory and investments.

In order to incentivize Mining companies to continue to contribute processing power to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by Mining companies independently electing to record on the blockchains they solve only those transactions that include payment of a transaction fee or by the network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for the recording of transactions in the blockchain become too high, the marketplace may be reluctant to accept the network as a means of payment and existing users may be motivated to switch between cryptocurrencies or back to fiat currency. Decreased use and demand for coins may adversely affect their value and result in a reduction in the market price of coins.

If the award of coins for solving Blocks and transaction fees is not sufficiently high, Mining companies may not have an adequate incentive to continue Mining and may cease their Mining operations. Miners ceasing operations would reduce collective processing power, which would adversely affect the confirmation process for transactions (i.e., decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for blockchain solutions) and make the network more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Company’s Mining activities, the value of its inventory of coins, and future investment strategies.

Acceptance and/or Widespread Use of Cryptocurrency Is Uncertain

Currently, cryptocurrencies are used relatively rarely in the retail and commercial marketplaces in comparison to purchases of overall cryptocurrencies worldwide. Cryptocurrency payment methods have not been widely adopted as a means of a payment for goods and services by major retail and commercial outlets. A significant portion of cryptocurrency demand may be attributable to speculation.

The failure of retail and commercial marketplaces to adopt cryptocurrency payment methods may result in increased volatility and/or a reduction in market prices, either of which may adversely impact the market price of the Company’s cryptocurrency holdings and the profitability of its Mining operations.

Hazards Associated with High-voltage Electricity Transmission and Industrial Operations

The operations of the Company are subject to typical hazards associated with high-voltage electricity transmission and the supply of utilities to the facilities of the Company at an industrial scale including explosions, fires, inclement weather, natural disasters, flooding, mechanical failure, unscheduled downtime, equipment interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties.

Adoption of ESG Practices and the Impacts of Climate Change

Companies across many industries, including cryptocurrency Mining, are facing scrutiny related to their environmental, social, and governance (“ESG”) practices. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts of their investments. Enhanced public awareness and concern regarding environmental risks, including global climate change, may result in increased public scrutiny of the Company’s business and the cryptocurrency Mining industry in general. As a result, the Company’s management team may divert significant time and energy towards responding to such scrutiny and addressing and enhancing the Company’s ESG practices.

In addition, the impacts of climate change may affect the availability and cost of materials, natural resources, and sources and supplies of energy, which may increase the costs of the Company’s operations. Other factors which may impact the Company’s profitability include demand for Bitcoin and other cryptocurrencies, insurance and other operating costs, and damage incurred as a result of extreme weather events. New environmental laws, regulations or industry standards may be adopted with little or no notice to the Company and impose significant operational restrictions and compliance requirements on its operations. The cost of compliance with changes in government regulations has the potential to reduce the profitability of the Company’s operations or cause delays in the development of new Mining projects.

Corruption

The Company operates in multiple jurisdictions, which generally prohibit bribery and other forms of corruption. The Company has policies in place to minimize the risk of corruption or bribery which includes enforcement of policies against giving or accepting money or gifts in certain circumstances; namely, the Company’s Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy and Whistleblower Policy. Despite such policies and training, it is possible that the Company, or any employees or contractors, could be charged with bribery or corruption as a result of the unauthorized actions of its employees or contractors. If the Company is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, the Company could be subject to onerous penalties and reputational damage. A mere investigation could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). Any government investigations or other allegations against the Company, the directors, the officers or the employees of the Company, or finding of involvement in corruption or other illegal activity by such persons, could significantly damage the Company’s reputation and its ability to do business and could have a material adverse effect on the Company’s business, results of operations and financial condition.

Fraud, bribery and corruption are more common in some jurisdictions than in others. The Company currently carries on its business in certain jurisdictions that have been allocated low scores on Transparency International’s “Corruption Perceptions Index”. Doing business in international developing markets brings with it inherent risks associated with enforcement of obligations, fraud, bribery and corruption. The Company uses its best efforts to prevent the occurrence of fraud, bribery and corruption, but it may not be possible to detect or prevent every instance of fraud, bribery and corruption in every jurisdiction in which its employees, agents, or contractors are located. The Company may therefore be subject to civil and criminal penalties and to reputational damage.

Instances of fraud, bribery and corruption, and violations of laws and regulations in the jurisdictions in which the Company operates, could have a material adverse effect on its business, prospects, financial condition or results of operations. In addition, as a result of the Company’s anti-corruption policies and other safeguards, there is a risk that the Company could be at a commercial disadvantage and may fail to secure contracts within jurisdictions that have been allocated a low score on the Corruption Perceptions Index, to the benefit of other companies who may not have or comply with such anti-corruption safeguards.

US Foreign Corrupt Practices Act and Similar Legislation

The Foreign Corrupt Practices Act (United States), the Corruption of Foreign Public Officials Act (Canada) and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantages. The Company’s policies mandate compliance with applicable anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees, agents or companies acquired by or merged with the Company. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s reputation, as well as business, financial position and results of operations and could cause the market value of the Company’s common shares to decline. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations, and consolidated financial condition of the Company.

Political Instability

The Company operates in multiple jurisdictions, including in geographic regions which may be subject to a greater risk of political instability, geopolitical upheaval and social unrest. The Company’s ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil unrest, war (including in neighbouring states), terrorist actions, labour disputes, corruption, sovereign risk (including coup d’état), political instability, the failure of foreign parties or governments to honour contractual relations, consents, rejections or waivers granted, changing government regulations with respect to cryptocurrency mining including environmental requirements, taxation, foreign investments, income repatriation and capital recovery (which changes may be arbitrary and with little or no notice), severe fluctuations in currency exchange and inflation rates, import and export restrictions, problems renewing licenses and permits, opposition to cryptocurrency mining from non-governmental organizations, increased financing costs, instability due to economic under-development, inadequate infrastructure, and the expropriation of property interests. Any of these events could result in conditions that have a material adverse impact on the Company and its operations.

Third-party Supplier Risks

The Company enters into contracts with a limited number of third-party suppliers to procure Mining hardware. If any of those suppliers is unable to or otherwise does not fulfill, or does not fulfill in a timely manner, its obligations to the Company for any reason (including, but not limited to, bankruptcy, computer or other technological interruptions or failures, personnel loss, negative regulatory actions, or acts of God) or engages in fraud or other misconduct during the course of such relationship, the Company may need to seek alternative third-party suppliers, or discontinue certain products or programs in their entirety. In addition, the Company may in the future be held directly or indirectly responsible, or be otherwise subject to liability, for actions or omissions of third parties undertaken in connection with the Company’s arrangement with such third parties. Any such responsibility or liability in the future may have a material adverse effect on the Company’s business and financial results.

Potential of Bitfarms Being Classified as a Passive Foreign Investment Company

Generally, if for any taxable year 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The Company does not believe it was a PFIC for 2022 and does not expect to be a PFIC for 2023; however, PFIC status is determined annually, and whether the Company will be a PFIC for any future taxable year is uncertain. Moreover, the Company is not committing to determine whether it is or is not a PFIC on an annual basis. If the Company is characterized as a PFIC, United States holders of Common Shares may suffer adverse tax consequences, including the treatment of gains realized on the sale of Common Shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on Common Shares by individuals who are United States holders, and the addition of interest charges to the tax on such gains and certain distributions. A United States shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election or, to a lesser extent, a mark-to-market election. The Company does not intend to provide the information necessary for United States shareholders to make a QEF election if the Company is classified as a PFIC for any year.

Pandemic and Infectious Disease Risk (including COVID-19)

Pandemic risk is the risk of large-scale outbreaks of infectious diseases that can greatly increase morbidity and mortality over a wide geographic area and cause significant social and economic disruption. Pandemics, epidemics or outbreaks of an infectious disease in Canada or worldwide could have an adverse impact on the Company’s business, including changes to the way the Company and its counterparties operate, and on the Company’s financial results and condition. In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, provincial and local levels.

Although many health and safety restrictions have been lifted, certain adverse consequences of the pandemic continue to impact the macroeconomic environment and may continue to persist. The growth in economic activity and demand for goods and services, alongside labor shortages and supply chain complications and/or disruptions, has also contributed to rising inflationary pressures. Further, COVID-19 has contributed to cryptocurrency price volatility and delays in the Company’s receipt of Mining hardware and electrical components. The final outcome and/or potential duration of the economic disruption that resulted from the onset and subsequent recovery from COVID-19 remains uncertain at this time, and the financial markets continue to be impacted. Despite the decreased severity of the pandemic in recent months and the decreased global travel restrictions, the Company cannot accurately predict the impact that COVID-19 will have on its future revenue and business undertakings, due to uncertainties relating to future outbreaks and potential new variants of COVID-19, and their duration. The Company has been operating, and is expected to continue to operate, throughout the pandemic.

The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government interventions. At the onset of the COVID-19 pandemic in March 2020, governments and regulatory bodies in affected areas imposed a number of measures designed to contain the COVID-19 pandemic, including widespread business closures, social distancing protocols, travel restrictions, quarantines, curfews and restrictions on gatherings and events. While substantially all containment measures in Canada have been lifted, additional safety precautions and operating protocols aimed at containing the spread of COVID-19 may be instituted in line with guidance of public health authorities. Additional waves of the COVID-19 pandemic, together with the emergence of new COVID-19 variant strains, may lead to the imposition of containment measures to varying degrees in many regions within Canada and globally. Although the impact of COVID-19 appears to be less severe and government interventions appears to be minimal compared to the beginning of the pandemic, it is not possible to reliably estimate the length and severity of these developments as well as the impact on the financial results and condition of the Company and its operating subsidiaries in future periods. The extent to which the Company’s business and financial condition will continue to be affected by the COVID-19 pandemic will depend on future developments including the spread of variants, efficacy of vaccines against new variants, the vaccination progress and the impact of related controls and restrictions imposed by government authorities.

Risks Related to Emerging Markets

Emerging Market Risks

The Company conducts Mining operations in various jurisdictions, including in Argentina and Paraguay, which are emerging markets. Investing in a company with operations in emerging markets involves inherent risks, which may include: (i) expropriation or nationalization of property; (ii) changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; (iii) uncertain political and economic environments, war, terrorism, sabotage and civil disturbances; (iv) lack of certainty with respect to legal systems, corruption and other factors that are inconsistent with the rule of law; (v) delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements; (vi) import and export regulations, including restrictions on the import of miners and other equipment relevant to the Company’s Mining operations; (vii) limitations on the repatriation of earnings and other forms of currency controls, monetary restrictions and limitations under economic policies; (viii) underdeveloped industrial or economic infrastructure; (ix) internal security issues; (x) increased financing costs; (xi) renegotiation, cancellation or forced modification of existing contracts; and (xii) risk of loss due to disease, and other potential medical endemic or pandemic issues, as a result of the potential related impact to employees, disruption to operations, supply chain delays, trade restrictions and impact on economic activity in affected countries or regions.

There can be no guarantee that one or more of the events described above will not occur in the future and the impact of such event or events on the Company’s operations cannot be accurately predicted at this time. The occurrence of one or more such events may have a material adverse effect on the Company’s operations in the affected jurisdiction or jurisdictions, including, but not limited to, disruptions to its operations, the loss of property, unprofitability of its operations, protracted legal and regulatory proceedings, and other penalties or sanctions.

Economic Volatility and other Challenges in Argentina and / or Paraguay

The profitability of the Company’s Mining operations in Argentina and Paraguay and the Company’s ability to continue such operations depend in part upon local economic, social and/or political conditions, which, in turn, may affect the Company’s business, financial position and results of operations. Adverse external economic factors; inconsistent fiscal and monetary policies; dependence of governments on external financing; changes in governmental economic policies; high levels of inflation; abrupt changes in currency values; high interest rates; volatility of exchange rates; political and social tensions; exchange controls; wage and price controls; the imposition of trade barriers; and trade shock are examples of economic and social conditions over which the Company has no control and which may have an adverse effect on the Company’s operations in those geographies and, given the materiality to the Company of such operations, may adversely affect the Company’s business, financial condition, results of operations, cash flows and prospects.

Vulnerability of Argentina and Paraguay Economies to External Shocks

Weak, flat or negative economic growth or changes in international trade policy of the major trading partners of Argentina and Paraguay could adversely affect its balance of payments and, consequently, its economic growth.

Argentina in particular has experienced significant political and social economic instability in the past and may experience further instability in the future. For instance, in 2001 and 2002, Argentina suffered a major political, economic and social crisis which resulted in institutional instability and a severe contraction of the economy with significant increases in unemployment and poverty rates. Among other consequences, the crisis caused a large currency devaluation and led to the government of Argentina defaulting on its external debt. In response, the government of Argentina implemented a series of emergency measures, including strict foreign exchange restrictions and monthly limits on bank withdrawals, which affected public companies and other sectors of Argentina’s economy. Despite a brief recovery from that crisis, since 2008, Argentina has struggled to curb strong inflationary pressures and growth stagnated starting in 2012.

The economic conditions in Argentina and Paraguay are dependent on a variety of factors, including, but not limited to, the following: (i) international demand for Argentina’s and Paraguay’s principal exports; (ii) international prices for Argentina’s and Paraguay’s principal commodity exports; (iii) stability and competitiveness of the currencies of Argentina and Paraguay with respect to foreign currencies; competitiveness and efficiency of domestic industries and services; (iv) levels of domestic consumption and foreign and domestic investment and financing; and (v) the rate of inflation. Any difficulties faced by the economies or financial condition of Argentina and Paraguay could have a material adverse effect on companies operating in Argentina and Paraguay, including the Company.

Impacts of Corruption and Anti-Corruption Laws in Operating Jurisdictions

The Company is subject to anti-corruption, anti-bribery, anti-money laundering and other international laws and regulations and is required to comply with the applicable laws and regulations of each jurisdiction in which the Company operates. In general, these laws prohibit improper payments or offers of payments to governments and their officials, political parties, state-owned or controlled enterprises, and/or private entities and individuals for the purpose of obtaining or retaining business. In addition, the Company is subject to economic sanctions regulations that restrict its dealings with certain sanctioned countries, individuals and entities.

Certain of the Company’s operations are located in Argentina and Paraguay, which are jurisdictions perceived as having relatively high levels of corruption. The Company’s activities in these countries increase the risk of, or potential for, unauthorized payments or offers of payments by one of the Company’s employees, contractors or agents that could be in violation of various laws including anti-bribery laws applicable to the Company. In addition, the Company’s ability to secure permits, renewals or other government approvals required to maintain its operations could be negatively impacted by corruption in one or more governmental institutions in Argentina and Paraguay.

The Company has adopted various measures that mandate compliance with applicable anti-corruption, anti-bribery, and anti-money laundering laws, and has implemented training programs, compliance controls and procedures, and reviews and audits to ensure compliance with such laws; however, there can be no assurance that the Company’s internal controls and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of such laws, regulations and requirements by the Company’s affiliates, employees, directors, officers, partners, agents and service providers, or that any such persons will not take actions in violation of the Company’s policies and procedures, for which the Company may be ultimately responsible.

Any violations of anti-bribery and anti-corruption laws or sanctions regulations by the Company or on its behalf could have a material adverse effect on its business, reputation, results of operations and financial condition. The Company cannot predict the nature, scope or effect of future anti-corruption regulatory requirements to which its operations might be subject, the manner in which existing laws might be administered or interpreted or the impact on the Company of any violation of the same.

Unpredictability of Tax Rates, Capital Controls and Foreign Exchange Restrictions in Argentina

The imposition and application of federal, provincial and other local taxation to which businesses located in Argentina are subject may change frequently and without notice. If any taxation authority takes a position or adopts an interpretation that differs from those adopted by the Company, the Company could become subject to unanticipated tax liabilities and cost increases, which could negatively affect its financial condition and results of operations.

For instance, in 2018, the government of Argentina introduced a decree imposing a temporary tax on all exports from Argentina. The tax was introduced as an emergency measure due to the significant devaluation of the Argentinean peso during 2018. In December 2019, the government of Argentina approved a law delaying a scheduled corporate tax rate decrease from 30% to 25% to the end of 2020, followed by the government submitting a bill in order to maintain the 30% rate until the end of 2021, and extending the temporary export tax introduced in September 2018 to the end of 2021. Furthermore, the decree suspended the increase in the dividend withholding tax from 7% to 13% until January 2021. In June 2021, the National Government passed an amendment to the corporate income tax rate, increasing it from a flat rate of 25% to a progressive scale, with a maximum rate of 35% for certain types of companies.

Changes in taxes, capital controls, and foreign exchange regulations in Argentina and the other jurisdictions in which the Company operates are beyond the Company’s control. Increased tax rates, or the imposition of stricter capital controls or foreign exchange regulations, could increase the operating costs at the Company’s Mining facilities, prevent or restrict development and production at new or contemplated facilities, and constrain the Company’s ability to receive distributions from its subsidiaries in those jurisdictions.

Risks Related to the Offering of Securities

Discretion Over Use of Proceeds

The Company intends to allocate the net proceeds it will receive from an offering under this prospectus as described under “Use of Proceeds” in this prospectus and the applicable prospectus supplement; however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in “Use of Proceeds” in this prospectus and the applicable prospectus supplement if the Company believes it would be in the Company’s best interests to do so. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

Absence of a Public Market for Certain of the Securities

There is no public market for the debt securities, warrants, subscription receipts, securities purchase contracts or units and, unless otherwise specified in the applicable prospectus supplement, the Company does not intend to apply for listing of the debt securities, warrants, subscription receipts, securities purchase contracts or units on any securities exchanges. If the debt securities, warrants, subscription receipts, securities purchase contracts or units are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities, warrants, subscription receipts, share purchase contracts or units, or that a trading market for these securities will develop at all.

Unsecured Debt Securities

The Company carries on its business through corporate subsidiaries and the majority of its assets are held in corporate subsidiaries. The Company’s results of operations and ability to service indebtedness, including the debt securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to the Company in the form of loans, dividends or otherwise. Unless otherwise indicated in the applicable prospectus supplement, the Company’s subsidiaries will not have an obligation to pay amounts due pursuant to any debt securities or to make any funds available for payment on debt securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions. Unless otherwise indicated in the applicable prospectus supplement, the indentures governing the Company’s debt securities are not expected to limit the Company’s ability or the ability of its subsidiaries to incur indebtedness. Unless otherwise indicated in the applicable prospectus supplement, such indebtedness of the Company’s subsidiaries would be structurally senior to the debt securities. As such, in the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including indebtedness and trade payables, prior to being used by the Company to pay its indebtedness, including any debt securities. See “DESCRIPTION OF DEBT SECURITIES”.

Effect of Changes in Interest Rates on Debt Securities

Prevailing interest rates will affect the market price or value of any debt securities. The market price or value of any debt securities may decline as prevailing interest rates for comparable debt instruments rise, and the market price may increase as prevailing interest rates for comparable debt instruments decline.

Effect of Fluctuations in Foreign Currency Markets on Debt Securities

Debt securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity restrictions in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

Trading Price of Common Shares and Volatility

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those in cryptocurrency-focused businesses and those considered development stage companies (such as the Company), have experienced wide fluctuations in price. The market price of the Common Shares fluctuates significantly in response to a number of factors, most of which the Company cannot control and many of which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the trading price of the Common Shares is in many cases directly tied to the price of Bitcoin. Other factors that may impact the trading price of the Common Shares include:

●	variations in the Company’s financial results or those of companies that are perceived to be similar to the Company;

●	actions by the Company or its competitors, such as acquisitions, bankruptcies or restructurings;

●	additions or departures of key management personnel;

●	legal proceedings involving the Company, the cryptocurrency industry, or both;

●	legislative or regulatory actions;

●	changes in market valuations of companies similar to the Company;

●	the prospects of and changes affecting participants in the cryptocurrency industry;

●	actions by the Company’s shareholders;

●	speculation or reports by the press or investment community with respect to the Company or the cryptocurrency industry in general;

●	changes in the pricing or availability of hydro-electricity, natural gas and other sources of energy;

●	general economic, regulatory, market and political conditions; and

●	other risks, uncertainties and factors described in these risk factors.

The stock markets in general have often experienced volatility that has sometimes been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations have caused, and may continue to cause, the trading price of the Common Shares to decline. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on the Company’s ability to access capital, on its business, financial condition, results of operations, cash flow and prospects, and on the market price of the Common Shares. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. The Company may become involved in this type of litigation in the future. Litigation of this type may be expensive to defend and may divert management’s attention and resources from the operation of the Company’s business.

In addition, since the Common Shares currently trade on the Nasdaq Global Market, the Company must comply with Nasdaq’s continued listing requirements to avoid the Common Shares being delisted. A delisting from Nasdaq would result in lower trading volumes for the Common Shares, transaction delays, and could result in security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for the Common Shares.

Forward Looking Statements

Some statements contained in this prospectus are not historical facts, but rather are forward looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in development activities, political risks, the inherent uncertainty or production fluctuations and failure to obtain adequate financing on a timely basis.

USE OF PROCEEDS

Unless we otherwise indicate in a prospectus supplement relating to a particular offering, we currently intend to use the net proceeds from the sale of our securities for general corporate purposes including funding ongoing operations and/or working capital requirements, placing deposits and guarantees as required by energy providers, repaying indebtedness outstanding from time to time, completing acquisitions and mergers to increase mining capacity, expanding existing mining operations and for other corporate purposes as set forth in the prospectus supplement relating to the offering of the securities. The Company will not receive any proceeds from the sale of Securities by any Selling Securityholder.

More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in a prospectus supplement and will include reasonable detail of the principal purposes of the proposed use of net proceeds in accordance with the requirements of Section 4.2 of Form 44-101F1 – Short Form Prospectus (“Form 44-101F1”), as well as the business objectives expected to be accomplished using the net proceeds of such offering and each significant event that must occur to accomplish such business objective, including the cost thereof, in accordance with Section 4.7 of Form 44-101F1. We may also, from time to time, issue securities otherwise than pursuant to a prospectus supplement to this prospectus. All expenses relating to an offering of securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such securities, unless otherwise stated in the applicable prospectus supplement.

During the 2022 financial year, the Company had positive annual cash flow from operations. However, the Company expects cash flow from operations to be variable due to the volatile nature of the cryptocurrency markets and the price of Bitcoin. In the event the Company experiences negative operating cash flow, the Company, among other actions, may reduce expenses or sell assets, particularly Bitcoin, to generate sufficient cash to meet its obligations as they come due.

As of September 30, 2023, the Company had cash on hand of $46.8 million and 703 Bitcoin with an approximate value of $19.0 million for a total of $65.8 million of cash and cryptocurrency. The Company’s planned capital expenditures over the next 18 months are anticipated to be approximately $100 million to $375 million. The Company expects to use the proceeds raised in offerings under this prospectus to fund the acquisition and buildout of mining and data centre infrastructure and to procure new Miners to achieve its March 31, 2024, hashrate goal of at least 7.0 Exahash/second (“EH/s”) as well as future growth, performance, and efficiency objectives.

The Company anticipates utilizing proceeds from any offering hereunder over the next 18 months to consummate acquisitions of greenfield and existing mining operations, and to fund the building and upgrading of acquired operations as well as the procurement of new Miners to achieve growth above the Company’s existing EH/s goal. Specific use of proceeds could include $15 million for the remaining buildout of, and the procurement of Miners for, the 22 MW Baie Comeau opportunity, up to $11 million for the infrastructure and $35 million for new Miners associated with a second facility in Argentina of up to 55 MW, if the Company elects to do so, and up to an additional $100 million for building the infrastructure and procuring new Miners, if the Company elects to do so, for two additional facilities with total mining capacity of an incremental 100 MW, resulting in capacity of up to 210 MW in total in Argentina. The proceeds may also include up to $195 million for the acquisition of, buildout of infrastructure, and procurement of Miners for multiple sites in Paraguay aggregating as much as 150 MW. The Company may also apply as much as $100 million of proceeds to acquire, upgrade, and expand existing Bitcoin mining facilities in, Canada, the United States, Paraguay and elsewhere in which it is in an exploratory phase, preliminary discussions or advanced negotiations. The Company anticipates outlaying up to $240 million over the next 12 months.

To achieve the Company’s stated hashrate goal of 7.0 EH/s, the Company expects that it will be necessary to complete the installation of the 20 MW of hydro containers and procure Miners for those containers at the Paso Pe facility in Paraguay.

As part of its operating and financing strategy, the Company plans to continue to retain some or all of the Bitcoin it earns throughout 2023 and 2024. See “CONSOLIDATED CAPITALIZATION”.

The Company anticipates that its existing financial resources, excluding any proceeds raised under this prospectus, will be sufficient to maintain its current level of operations and complete the buildout of the Baie-Comeau operations up to 22 MW at an expected total cost of approximately $9 million. In order to achieve this business objective, the Company may liquidate or borrow against the Bitcoin that have been accumulated as well as Bitcoin generated from ongoing operations, which may or may not be possible on commercially attractive terms. The Company used purchase credits with a major Miner manufacturer totaling $19 million during the three months ended September 30, 2023 to purchase new Miners and related equipment, reducing the cash requirements.

See “RISK FACTORS – Risks Related to the Offering of Securities – Discretion over use of proceeds”.

Business Objectives and Milestones

The Company’s primary objective is to increase shareholder value by expanding and improving operations and maintaining its position as one of the largest publicly traded cryptocurrency mining and data center companies in the world. Specifically, the Company intends to expand its operations through the purchase of newer generations of cryptocurrency mining equipment, scaling up the capacity of its existing facilities and acquiring or establishing new facilities. The extent of the Company’s ability to expand its operations will depend, in part, on its ability to raise funds to finance the expansion.

The following are the milestones over the next eighteen months and their associated estimated costs set out by the Company as of the date hereof. These milestones may be modified or otherwise change dependent upon, among other things, prevailing market conditions and changing economics of bitcoin mining including the impact of developments in the regulatory environment and respective tax regimes. These estimated costs and timelines may change based on, among other things, the prevailing price of Bitcoin, network difficulty, supply of cryptocurrency mining equipment, supply of electrical and other supporting infrastructure equipment, construction materials, currency exchange rates, and the Company’s ability to fund the underlying initiatives:

●	Complete the buildout of up to the full 22 MW capacity in Baie Comeau for $9 million and the procurement and implementation of approximately 6,500 Miners, new and repositioned from other Bitfarms’ facilities, for a total cost of $6 million, including the replacement cost of Miners repositioned from other facilities;

●	Complete the infrastructure to draw upon an additional 55 MW in Argentina over the next six to twelve months for $11 million, excluding the approximate $6 million already incurred, and procure and install approximately 14,000 new Miners at an estimated cost, including shipping and transportation costs and import duties, of up to $35 million;

●	Complete various greenfield and expansion projects in Paraguay for as much as 220 MW over the next twelve to fifteen months for $195 million to $294 million, including $46 million to $68 million for infrastructure buildout, $136 million to $205 million for Miners and $13 million to $21 million for electricity guarantees; and

●	Continue to pursue and secure expansion opportunities in Canada, the United States, Argentina and Paraguay. The Company estimates that for each additional EH of operating capacity, the cost of building infrastructure of the facility will be approximately $200,000 to $400,000 per MW and the cost of new Miners, including shipping and transportation costs and import duties will be approximately $15 million to $22 million. These estimates are based on Miners with a current cost of $15 to $22 per TH, including shipping and transportation costs and import duties.

The following table summarizes the Company’s business objectives, its plan for completing the objective, the current status of the objective, the expenditures made as of the date hereof, the anticipated future expenditures, and the timing of completing the objective.

Objective	Description	Plan	Current Status	Expen-ditures to Date	Anticipated Future Expenditures	Anticipated Timing of Completion
Operationalize Baie-Comeau(1)	Acquisition and buildout of Baie-Comeau facility	Operationalize 11 MW in the second half of 2024 for 22 MW total	Not started	Nil	$15 million	Second half of 2024
Develop Second 55 MW facility in Argentina(2)	Procurement of miners and buildout of facility	Buildout the infrastructure and acquire Miners to fully utilize 55 MW facility	On pause pending further assessment in light of recent national political and economic developments and impact of the Bitcoin Halving	Nil	$46 million (infrastructure and mining hardware)	During or after 2024
Third and fourth 50 MW facilities in Argentina(2)	Procurement of miners and buildout of facility	Buildout the infrastructure and acquire Miners to fully utilize both 50-55 MW facilities	Not started	Nil	$100 million (infrastructure and mining hardware)	During or after 2024
Paso Pe facility in Paraguay(2)	Buildout of facility	Buildout of the infrastructure for 50 MW to 70 MW facility to utilize hydro containers and miners ordered using vendor credits	In progress	$6 million	$81 million (infrastructure, miners and electricity deposit)	During first quarter of 2024
Yguazu facility in Paraguay(2)	Procurement of miners and buildout of facility	Buildout the infrastructure and acquire Miners to fully utilize 80 MW to 150 MW facility	Not started	$0.5 million	$114 million to $213 million (infrastructure, mining hardware, and electricity deposit)	During or after 2024
Expansion in Canada, US, Paraguay and elsewhere(2)	Acquisition, procurement of Miners and buildout of facilities	Evaluate opportunities to expand the Company’s hashrate	Exploratory and assessment phase	Nil	$100 million (infrastructure and mining hardware)	During or after 2024

Notes:

(1)	The Company anticipates being able to accomplish this milestone without additional financing. A significant decrease in Bitcoin price may impact the Company’s ability to accomplish this milestone whether the Company obtains additional financing or not.
(2)	The Company anticipates requiring additional financing to complete this milestone in addition to the funds raised under this Prospectus to complete the milestone. The Company will only complete this milestone if and when additional financing has been obtained.

2021 Business Objectives and Milestones

The following table describes the business objectives and milestones from the short form base shelf prospectus dated August 12, 2021 and the prospectus supplement dated August 16, 2021, the progress of achieving these milestones and a comparison of the proceeds used against the estimated costs.

Business Objective	Current status	Original estimated costs	Proceeds used as of September 30, 2023
Buildout of additional 78 MW of electrical infrastructure in Quebec by the first quarter of 2022	Completed in Q4 2022	$10 million	A. Cowansville expansion (17 MW): $0.6 million B. Sherbrooke expansion (78 MW): $22.2 million
Acquire mining equipment to achieve 3 EH/s of computing power by the first quarter of 2022	Completed in Q2 2022	$45 million	A. MicroBT Miners: $126.3 million B. Bitmain Miners: $29.3 million
Commence the engineering procurement and construction activity in the second half of 2021 with expected completion in 2022 of a major mining facility to exploit a 210 MW non-binding memorandum of understanding entered into with a South American energy producer, a portion of which is at $0.022/KwH.	First 55 MW facility constructed in Q3 2022 and completed in Q4 2023.	$55 million	Argentina expansion, net of gain on disposition of marketable securities (first 50 MW facility) $51.0 million
Achieve the Company’s target of 8.0 EH/s by the end of 2022	The Company revised this target to reach 7.0 EH/s by March 31, 2024. Without considering any outstanding deposit balances, the Company estimates that it would cost approximately $21 million per additional EH based on a current Miner cost of $15 per TH.	Mining equipment: $215 million to $235 million
Engage with the Quebec government as well as other governmental and private sector energy suppliers to secure operating sites capable of housing a 50 MW or larger mining facility	Completed. However, the Company continues to look for opportunities to expand its mining operations	N/A	A. Washington expansion (20 MW): $27.2 million B. Paraguay expansion (10 MW): $3.2 million

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company’s consolidated capitalization since the date of the Company’s most recently filed financial statements which have not been disclosed in this prospectus or the documents incorporated by reference. The applicable prospectus supplement will describe any material changes, and the effect of such material changes on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to each prospectus supplement.

PRIOR SALES

Information in respect of the Company’s Common Shares that we issued within the previous twelve-month period, including Common Shares that we issued upon the exercise of stock options of the Company (“Options”) will be provided as required in a prospectus supplement with respect to the issuance of securities pursuant to such prospectus supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the Nasdaq and on the TSX under the symbol “BITF”. Trading price and volume information for the Company’s securities will be provided as required in each prospectus supplement to this prospectus.

EARNINGS COVERAGE

If the Company offers debt securities having a term to maturity in excess of one year under this prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SHARE CAPITAL

Overview

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of the date hereof, there are 277,684,000 Common Shares and no preferred shares issued and outstanding.

As of the date of this prospectus, there were: (i) 19,000,000 Common Shares issuable upon the exercise of outstanding stock options of the Company (“Options”) at a weighted average exercise price of C$1.85 and (ii) 19,153,000 Common Shares reserved for issuance on exercise of 19,153,000 issued and outstanding Common Share purchase warrants of the Company with a weighted average exercise price of US$4.21 and (iii) 258,000 RSUs, for a total of 316,095,000 Common Shares on a fully-diluted basis.

Common Shares

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company in a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote).

Each Common Share carries the right to one vote. Subject to the rights, privileges, restrictions and conditions attached to the preferred shares of the Company, in the event of the liquidation, dissolution or winding-up of the Company, or upon any distribution of the assets of the Company among shareholders being made (other than by way of dividend out of monies properly applicable to the payment of dividends) the holders of the Common Shares are entitled to share equally.

Subject to the rights, privileges, restrictions and conditions attached to the preferred shares of the Company, the holders of the Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares.

Any alteration of the rights attached to our Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the Company’s articles and in the Canada Business Corporations Act.

Preferred Shares

Preferred shares of the Company do not give the holders any right to receive notice of or vote at general or special meetings of the Company. As of the date of this prospectus, no preferred shares were issued and outstanding.

DESCRIPTION OF DEBT SECURITIES

In this section describing the debt securities, the terms “Company” and “Bitfarms” refer only to Bitfarms Ltd. without any of its subsidiaries.

The following description of the terms of debt securities sets forth certain general terms and provisions of debt securities in respect of which a prospectus supplement may be filed. The particular terms and provisions of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such debt securities. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information.

Debt securities may be offered separately or in combination with one or more other securities of the Company. The Company may, from time to time, issue debt securities and incur additional indebtedness other than through the issue of debt securities pursuant to this prospectus. Convertible debt securities offered under this prospectus may only be convertible into other securities of the Company.

The Company will deliver, along with this prospectus, an undertaking to the securities regulatory authority in each province and territory of Canada that the Company will, if any debt securities are distributed under this prospectus and for so long as such debt securities are issued and outstanding, file the periodic and timely disclosure of any credit supporter similar to the disclosure required under Section 12.1 of Form 44-101F1.

Any prospectus supplement offering guaranteed debt securities will comply with the requirements of Item 12 of Form 44-101F1 or the conditions for an exemption from those requirements and will include a certificate from each credit supporter as required by section 21.1 of Form 44-101F1 and section 5.12 of NI 41-101. Debt securities, if offered, may be guaranteed by an affiliate or an associate of the Company.

The debt securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case between the Company and a financial institution or trust company organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee (each, a “Trustee”).

The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. The particular terms and provisions of the debt securities and a description of how the general terms and provisions described below may apply to the debt securities will be included in the applicable prospectus supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Trust Indenture, a copy of which will be filed by the Company with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions, after it has been entered into, and will be available electronically at www.sedarplus.ca.

General

The applicable Trust Indenture will not limit the aggregate principal amount of debt securities that may be issued under such Trust Indenture and will not limit the amount of other indebtedness that the Company may incur. The applicable Trust Indenture will provide that the Company may issue debt securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be unsecured obligations of the Company.

The Company may specify a maximum aggregate principal amount for the debt securities of any series and, unless otherwise provided in the applicable prospectus supplement, a series of debt securities may be reopened for issuance of additional debt securities of such series. The applicable Trust Indenture will also permit the Company to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

Any prospectus supplement for debt securities supplementing this prospectus will contain the specific terms and other information with respect to the debt securities being offered thereby, including, but not limited to, the following:

●	the designation, aggregate principal amount and authorized denominations of such debt securities;

●	the percentage of principal amount at which the debt securities will be issued;

●	whether payment on the debt securities will be senior or subordinated to other liabilities or obligations of the Company;

●	the date or dates, or the methods by which such dates will be determined or extended, on which the Company may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which the Company will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;

●	whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

●	the place or places the Company will pay principal, premium, if any, and interest, if any, and the place or places where debt securities can be presented for registration of transfer or exchange;

●	whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms the Company will have the option to redeem the debt securities rather than pay the additional amounts;

●	whether the Company will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder, and the terms and conditions of such redemption;

●	whether the Company may redeem the debt securities at its option and the terms and conditions of any such redemption;

●	the denominations in which the Company will issue any registered and unregistered debt securities;

●	the currency or currency units for which debt securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars) or if payments on the debt securities will be made by delivery of Common Shares or other property;

●	whether payments on the debt securities will be payable with reference to any index or formula;

●	if applicable, the ability of the Company to satisfy all or a portion of any redemption of the debt securities, any payment of any interest on such debt securities or any repayment of the principal owing upon the maturity of such debt securities through the issuance of securities of the Company or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

●	whether the debt securities will be issued as global securities (defined below) and, if so, the identity of the depositary (defined below) for the global securities;

●	whether the debt securities will be issued as unregistered securities (with or without coupons), registered securities or both;

●	the periods within which and the terms and conditions, if any, upon which the Company may redeem the debt securities prior to maturity and the price or prices of which, and the currency or currency units in which, the debt securities are payable;

●	any events of default or covenants applicable to the debt securities;

●	any terms under which debt securities may be defeased, whether at or prior to maturity;

●	whether the holders of any series of debt securities have special rights if specified events occur;

●	any mandatory or optional redemption or sinking fund or analogous provisions;

●	the terms, if any, for any conversion or exchange of the debt securities for any other securities of the Company;

●	if applicable, any transfer restrictions;

●	rights, if any, on a change of control;

●	provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities;

●	the Trustee under the Trust Indenture pursuant to which the debt securities are to be issued; whether the Company will undertake to list the debt securities of the series on any securities exchange or automated interdealer quotation system; and

●	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

The Company reserves the right to include in a prospectus supplement specific terms pertaining to the debt securities which are not within the options and parameters set forth in this prospectus. In addition, to the extent that any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, the description of such terms set forth in this prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such prospectus supplement with respect to such debt securities.

Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require the Company to repurchase the debt securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or has a change of control.

The Company may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and offer and sell these securities at a discount below their stated principal amount, in which case, the Company will include in the applicable prospectus supplement the effective yield if held to maturity. The Company may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe certain Canadian federal income tax consequences and other special considerations in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, the Company may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, reopen a previous issue of a series of debt securities and issue additional debt securities of such series.

Original purchasers of debt securities which are convertible into or exchangeable for other securities of the Company will be granted a contractual right of rescission against the Company in respect of the purchase and conversion or exchange of such debt security. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the debt security and the amount paid upon conversion or exchange, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion or exchange takes place within 180 days of the date of the purchase of the convertible or exchangeable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible or exchangeable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be direct unsecured obligations of the Company. The debt securities will be senior or subordinated indebtedness of the Company as described in the applicable prospectus supplement. If the debt securities are senior indebtedness, they will rank equally and ratably with all other unsecured indebtedness of the Company from time to time issued and outstanding which is not subordinated. If the debt securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Company as described in the applicable prospectus supplement, and they will rank equally and ratably with other subordinated indebtedness of the Company from time to time issued and outstanding as described in the applicable prospectus supplement. The Company reserves the right to specify in a prospectus supplement whether a particular series of subordinated debt securities is subordinated to any other series of subordinated debt securities.

The Board may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of the Company’s other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed and the nature and priority of any security.

Registration of Debt Securities

Debt Securities in Book Entry Form

Unless otherwise indicated in an applicable prospectus supplement, debt securities of any series may be issued in whole or in part in the form of one or more global securities (“Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a Global Security will, to the extent not described herein, be described in the prospectus supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a Global Security, the Depositary or its nominee will credit, in its book-entry and registration system, the respective principal amounts of the debt securities represented by the Global Security to the accounts of such participants that have accounts with the Depositary or its nominee (“Participants”). Such accounts are typically designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by the Company if such debt securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold beneficial interests through Participants. With respect to the interests of Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by the Depositary or its nominee. With respect to the interests of persons other than Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by Participants or persons that hold through Participants.

So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal, premium, if any, and interest, if any, on the debt securities represented by a Global Security will be made by the Company to the Depositary or its nominee. The Company expects that the Depositary or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices and will be the responsibility of such Participants.

Conveyance of notices and other communications by the Depositary to direct Participants, by direct Participants to indirect Participants and by direct and indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of debt securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the debt securities, such as redemptions, tenders, defaults and proposed amendments to the Trust Indenture.

Owners of beneficial interests in a Global Security will not be entitled to have the debt securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in certificated non-book-entry form, and will not be considered the owners or holders thereof under the applicable Trust Indenture, and the ability of a holder to pledge a debt security or otherwise take action with respect to such holder’s interest in a debt security (other than through a Participant) may be limited due to the lack of a physical certificate.

No Global Security may be exchanged in whole or in part for debt securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless: (i) the Depositary is no longer willing or able to discharge properly its responsibilities as Depositary and the Company is unable to locate a qualified successor; (ii) the Company at its option elects, or is required by law, to terminate the book-entry system through the Depositary or the book-entry system ceases to exist; or (iii) if provided for in the Trust Indenture, after the occurrence of an event of default thereunder (provided the Trustee has not waived the event of default in accordance with the terms of the Trust Indenture), Participants acting on behalf of beneficial holders representing, in aggregate, a threshold percentage of the aggregate principal amount of the debt securities then outstanding advise the Depositary in writing that the continuation of a book-entry system through the Depositary is no longer in their best interest.

If one of the foregoing events occurs, such Global Security shall be exchanged for certificated non-book-entry debt securities of the same series in an aggregate principal amount equal to the principal amount of such Global Security and registered in such names and denominations as the Depositary may direct.

The Company, any underwriters, dealers or agents and any Trustee identified in an accompanying prospectus supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the Depositary relating to beneficial ownership interests in the debt securities held by the Depositary or the book-entry accounts maintained by the Depositary, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to the Depositary and contained in this prospectus or in any prospectus supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Participants.

Unless otherwise stated in the applicable prospectus supplement, CDS Clearing and Depository Services Inc. or its successor will act as Depositary for any debt securities represented by a Global Security.

Debt Securities in Certificated Form

A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

In the event that the debt securities are issued in certificated non-book-entry form, and unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than a Global Security) will be made at the office or agency of the Trustee or, at the option of the Company, by the Company by way of cheque mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or electronic funds wire or other transmission to an account of the person entitled to receive such payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by the Company.

At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Trust Indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions to be set forth in the Trust Indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any warrants for the purchase of Common Shares, or equity warrants, or for the purchase of debt securities, or debt warrants.

We may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent. Debt warrants, if offered, may be guaranteed by an affiliate or an associate of the Company.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada, that it will not distribute warrants that, according to their terms as described in the applicable prospectus supplement, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be distributed.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by the Company with the securities regulatory authorities in the applicable Canadian offering jurisdictions after we have entered into it, and will be available electronically on SEDAR at www.sedarplus.ca.

The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

Original purchasers of warrants (if offered separately) will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

In an offering of warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the warrants, or other convertible securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

Equity Warrants

The particular terms of each issue of equity warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

●	the designation and aggregate number of equity warrants;

●	the price at which the equity warrants will be offered;

●	the currency or currencies in which the equity warrants will be offered;

●	the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

●	the number of Common Shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each equity warrant;

●	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share or (iii) the expiry of the equity warrants;

●	whether we will issue fractional shares;

●	whether we have applied to list the equity warrants or the underlying shares on a stock exchange;

●	the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;

●	the date or dates, if any, on or after which the equity warrants and the related securities will be transferable separately;

●	whether the equity warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

●	material Canadian federal income tax consequences of owning the equity warrants;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the equity warrants; and

●	any other material terms or conditions of the equity warrants.

Debt Warrants

The particular terms of each issue of debt warrants will be described in the related prospectus supplement. This description will include, where applicable:

●	the designation and aggregate number of debt warrants;

●	the price at which the debt warrants will be offered;

●	the currency or currencies in which the debt warrants will be offered;

●	the designation and terms of any securities with which the debt warrants are being offered, if any, and the number of the debt warrants that will be offered with each security;

●	the date or dates, if any, on or after which the debt warrants and the related securities will be transferable separately;

●	the principal amount and designation of debt securities that may be purchased upon exercise of each debt warrant and the price at which and currency or currencies in which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

●	the date on which the right to exercise the debt warrants will commence and the date on which the right will expire;

●	the minimum or maximum amount of debt warrants that may be exercised at any one time;

●	whether the debt warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

●	material Canadian federal income tax consequences of owning the debt warrants;

●	whether we have applied to list the debt warrants or the underlying debt securities on an exchange;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the debt warrants; and

●	any other material terms or conditions of the debt warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

DESCRIPTION OF UNITS

Bitfarms may issue units, which may consist of one or more of Common Shares, warrants or any other security specified in the relevant prospectus supplement. Each unit will be issued so that the holder of the unit is also the holder of each of the securities included in the unit. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

●	the designation and aggregate number of units being offered;

●	the price at which the units will be offered;

●	the designation, number and terms of the securities comprising the units and any agreement governing the units;

●	the date or dates, if any, on or after which the securities comprising the units will be transferable separately;

●	whether we will apply to list the units or any of the individual securities comprising the units on any exchange;

●	material Canadian income tax consequences of owning the units, including, how the purchase price paid for the units will be allocated among the securities comprising the units; and

●	any other material terms or conditions of the units.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue subscription receipts separately or in combination with one or more other securities, which will entitle holders thereof to receive, upon satisfaction of certain release conditions (the “Release Conditions”) and for no additional consideration, Common Shares, warrants, debt securities or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), the material terms of which will be described in the applicable prospectus supplement, each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. We will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the applicable securities regulatory authorities in Canada after it has been entered into it.

General

The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that we may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

●	the designation and aggregate number of subscription receipts being offered;

●	the price at which the subscription receipts will be offered;

●	the designation, number and terms of the Common Shares, warrants and/or debt securities to be received by the holders of subscription receipts upon satisfaction of the Release Conditions, and any procedures that will result in the adjustment of those numbers;

●	the Release Conditions that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, warrants and/or debt securities;

●	the procedures for the issuance and delivery of the Common Shares, warrants and/or debt securities to holders of subscription receipts upon satisfaction of the Release Conditions;

●	whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants and/or debt securities upon satisfaction of the Release Conditions;

●	the identity of the Escrow Agent;

●	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

●	the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, warrants and/or debt securities pending satisfaction of the Release Conditions;

●	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

●	if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;

●	procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

●	any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which such subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

●	any entitlement of Bitfarms to purchase the subscription receipts in the open market by private agreement or otherwise;

●	whether we will issue the subscription receipts as Global Securities and, if so, the identity of the Depositary for the Global Securities;

●	whether we will issue the subscription receipts as unregistered bearer securities, as registered securities or both;

●	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, warrants or other Bitfarms securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

●	whether we will apply to list the subscription receipts on any exchange;

●	material Canadian federal income tax consequences of owning the subscription receipts; and

●	any other material terms or conditions of the subscription receipts.

Original purchasers of subscription receipts will have a contractual right of rescission against us in respect of the conversion of the subscription receipts. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the subscription receipts upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipts under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipts under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of subscription receipts will not be, and will not have the rights of, Shareholders. Holders of subscription receipts are entitled only to receive Common Shares, warrants and/or debt securities on exchange of their subscription receipts, plus any cash payments, if any, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price therefor and their pro rata share of interest earned or income generated thereon, if provided for in the Subscription Receipt Agreement, all as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares, warrants and or debt securities may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that we may amend any Subscription Receipt Agreement and the subscription receipts without the consent of the holders of the subscription receipts to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holders of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

We may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us a specified number of Common Shares, as applicable, at a future date or dates.

The price per Common Share and the number of Common Shares, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. We may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as we may determine.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt securities, or debt obligations of third parties, including U.S. treasury securities or obligations of the subsidiaries, securing the holders’ obligations to purchase the Common Shares under the share purchase contracts, which we refer to in this prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of Bitfarms. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares, as applicable, and the nature and amount of those securities, or the method of determining those amounts; (ii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iii) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares; (iv) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (v) the date or dates on which the sale or purchase must be made, if any; (vi) whether the share purchase contracts will be issued in fully registered or global form; (vii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (viii) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a stock exchange.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada, that it will not distribute share purchase contracts that, according to their terms as described in the applicable prospectus supplement, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such prospectus supplement containing the specific terms of the share purchase contracts to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the share purchase contracts will be distributed.

Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

PLAN OF DISTRIBUTION

General

The Company may sell the securities of the Company offered by this prospectus (collectively, the “Securities”), separately or together, to or through underwriters, dealers or agents purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102), and the proceeds to the Company from the sale of the Securities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a reasonable effort to sell all of the Securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, Nasdaq, or other existing trading markets for the Common Shares. Sales of Common Shares under an “at-the-market distribution”, if any, will be made pursuant to an accompanying prospectus supplement. The volume and timing of any “at-the-market distributions” will be determined at the Company’s sole discretion.

Underwriters, dealers and agents who participate in the distribution of the Securities may be deemed to be underwriters, and any commissions received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions under the United States Securities Act of 1933, as amended.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the relevant prospectus supplement, in connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents who participate in the distribution of Securities may over-allot or effect transactions intended to maintain or stabilize the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. No underwriter involved in an “at-the-market distribution”, no affiliate of such an underwriter and no person or company acting jointly or in concert with such an underwriter may over-allot Common Shares in connection with the distribution or may effect any other transactions that are intended stabilize or maintain the market price of the Common Shares in connection with an “at-the-market distribution” including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

Each prospectus supplement with respect to the Company’s securities being offered will set forth the terms of the offering, including:

●	the person offering the securities;

●	the name or names of any underwriters, dealers or other placement agents;

●	the number and the purchase price of, and form of consideration for, our securities;

●	any proceeds to the Company from such sale; and

●	any commissions, fees, discounts and other items constituting underwriters’, dealers’ or agents’ compensation.

Secondary Offering

This prospectus may also, from time to time, relate to the offering of Common Shares by certain Selling Securityholders.

Common Shares may be sold by the Selling Securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in any transaction permitted pursuant to applicable law. The Selling Securityholders may, from time to time, sell, transfer or otherwise dispose of any or all of their Common Shares included for public offering in this prospectus on Nasdaq, the TSX or any stock exchange, market or trading facility on which the Common Shares are listed or quoted or in private transactions. The Selling Securityholders may sell all or a portion of Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, dealers or agents. If Common Shares are sold through underwriters or dealers, the Selling Securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

If the Selling Securityholders effect such transactions by selling Common Shares to or through underwriters, dealers or agents, such underwriters, dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Securityholders or commissions from purchasers of Common Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, dealers or agents may be in excess of those customary in the types of transactions involved).

The Selling Securityholders may pledge or grant a security interest in some or all of the Common Shares owned by them, and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell Common Shares from time to time pursuant to this prospectus or any prospectus supplement filed under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of Selling Securityholders to include the pledgee, transferee or other successors in interest as Selling Securityholders under this prospectus. The Selling Securityholders also may transfer and donate Common Shares in other circumstances in which case the transferees, donees, pledgees or other successor in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Securityholders and any underwriter, agent or dealer participating in the distribution of Common Shares may be deemed to be “underwriters” within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such underwriter, agent or dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of Common Shares is made, a prospectus supplement, if required, will be distributed which will identify the Selling Securityholders and provide the other information set forth under “Selling Securityholders”, set forth the aggregate amount of Common Shares being offered and the terms of the offering, including the name or names of any dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or re-allowed or paid to dealers.

There can be no assurance that any Selling Securityholder will sell any or all of Common Shares registered pursuant to the Registration Statement, of which this prospectus forms a part. The Selling Securityholders may also sell any or all of their Common Shares under Rule 144 or Rule 904 under the U.S. Securities Act, in each case, if available, rather than under this prospectus.

The Selling Securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any Common Shares by the Selling Securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of Common Shares to engage in market-making activities with respect to Common Shares. All of the foregoing may affect the marketability of Common Shares and the ability of any person or entity to engage in market-making activities with respect to Common Shares.

Once sold under the Registration Statement, of which this prospectus forms a part, Common Shares will be freely tradable in the hands of persons other than our affiliates.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Company’s securities offered thereunder. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

LEGAL MATTERS

Certain legal matters related to the Company’s securities offered by this prospectus will be passed upon on the Company’s behalf by Peterson McVicar LLP, with respect to matters of Canadian law. Certain legal matters relating to United States law related to the Company’s securities offered by this prospectus will be passed upon on behalf of the Company by Katten Muchin Rosenman LLP. In addition, certain legal matters in connection with any offering of securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The independent registered public accounting firm of the Company is PricewaterhouseCoopers LLP at its offices located at PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5.

The transfer agent and registrar of the Company is TSX Trust Company at its offices located at 100 Adelaide St W #301, Toronto, ON M5H 1S3.

AGENTS FOR SERVICE OF PROCESS

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Certain directors and officers of the Company reside outside of Canada. Emiliano Joel Grodzki, Nicolas Bonta, Andres Finkielsztain, Edith M. Hofmeister, Benjamin Gagnon, and Jeffrey Lucas have appointed the following agents for service of process:

Name of Person	Name and Address of Agent
Emiliano Joel Grodzki	Bitfarms Ltd. 110 Yonge Street, Suite 1601 Toronto, ON M5C 1T4
Nicolas Bonta
Andres Finkielsztain
Edith M. Hofmeister
Benjamin Gagnon
Jeffrey Lucas

The Company filed with the SEC, concurrently with the initial filing of this Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc., with an address at 122 E. 42nd Street, 18th Floor, New York, NY 10168 USA, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the offering of Securities under this prospectus.

EXEMPTIONS UNDER SECURITIES LAWS

Pursuant to a decision of the Autorité des Marchés Financiers, the securities regulatory authority in the Province of Québec, dated June 22, 2023, the Company was granted relief from the requirement that this prospectus and all documents incorporated by reference herein, as well as any prospectus supplement that relates to any future “at-the- market” distribution, must be in both the French and English languages. The Company is not required to file French versions of this prospectus, the documents incorporated by reference herein or any prospectus supplement relating to an “at-the-market” distribution. This exemption was granted on the condition that this prospectus, together with any prospectus supplement, and any documents incorporated by reference in the prospectus or any prospectus supplement, be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.